Exhibit  1

Execution Version

PURCHASE AGREEMENT

This Purchase Agreement (“Agreement”) is made as of the 31st day of October, 2008, by and amongPOLYMET MINING CORP., a corporation existing under the laws of British Columbia (the “Company”), POLY MET MINING, INC. (the “Issuer”), a corporation existing under the laws of the State of Minnesota and GLENCORE AG, a corporation existing under the laws of Switzerland (the “Purchaser”).

RECITALS

A.        The Company, the Issuer and the Purchaser are executing and delivering this Agreement in reliance upon: the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “1933 Act”), and Rule 506 of Regulation D (“Regulation D”), as promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under the 1933 Act; and the exemption from the prospectus and registration requirements of Canadian Securities Laws provided under Section 2.10 of NI 45-106 and Instrument 71.205 of the British Columbia Securities Commission;

B.        The Purchaser wishes to purchase, and the Issuer and the Company, as applicable, wish to sell and issue to the Purchaser, upon the terms and subject to the conditions stated in this Agreement:

(i) Floating Rate Secured Debentures of the Issuer due September 30, 2011, in the form attached hereto as Exhibit A in five separate tranches, consisting of four Debentures in the aggregate principal amount of US$25,000,000, in each case to be issued and delivered by the Issuer and paid for by the Purchaser upon fulfillment or waiver by the Purchaser of the conditions set forth in Sections 4.2, 4.4, 4.5 and 4.6, respectively, and the fulfillment or waiver by the Issuer and the Company of the conditions set forth in Section 4.3, and a fifth Debenture in the principal amount of US$25,000,000 (the “Tranche E Debenture”) to be issued and delivered by the Issuer and paid for by the Purchaser on the date (the “Tranche E Closing Date”) the conditions set forth in Section 4.7 (the “Tranche E Closing Conditions”) are fulfilled or waived by the Purchaser;

(ii) a warrant of the Company, in the form attached hereto as Exhibit B-1 (the “Exchange Warrant”), exercisable from time to time for common shares of the Company (the “Common Shares”); and

(iii) a warrant of the Company, in the form attached hereto as Exhibit B-2(the “Purchase Warrant” and, together with the Exchange Warrant, the “Warrants”), to purchase an aggregate of up to 6,250,000 Common Shares, all for an aggregate purchase price of US$50,000,000 (the “Subscription Amount”), of which US$7,500,000 shall be payable to the Issuer on the Closing Date (the “Immediately Available Subscription Amount”) subject to fulfillment or waiver of the conditions set out in Sections 4.2 and 4.3 (the “Closing Conditions”);

C.        Contemporaneous with the execution and delivery of this Agreement, the Purchaser and the Company are executing and delivering a registration rights agreement, substantially in the form attached hereto as Exhibit C (the “Registration Rights Agreement”), pursuant to which the Company has agreed to provide certain registration rights under the 1933 Act, and the rules and regulations promulgated thereunder, and applicable state securities laws, and certain prospectus qualification rights under Canadian Securities Laws; and

E.        Contemporaneous with the execution and delivery of this Agreement, the Purchaser and the Issuer are executing and delivering a marketing agreement (the “Marketing Agreement”), copper concentrates offtake agreement (the “Copper Offtake Agreement”) and nickel concentrates offtake agreement (the “Nickel Offtake Agreement”), in each case on terms and conditions mutually satisfactory to the Purchaser and the Issuer.

In consideration of the mutual promises made herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.         Definitions. In addition to those terms defined above and elsewhere in this Agreement, for the purposes of this Agreement, the following terms shall have the meanings here set forth:

1.1.      “2005 Contract for Deed” means that certain Contract for Deed dated November 15, 2005 and recorded in the office of the St. Louis County Registrar of Titles as Document 810204.

1.2.      “2006 Contracts for Deed” means, collectively, that certain Contract for Deed dated December 20, 2006, and recorded in the office of the St. Louis County Recorder as Document Numbers 1070974 and in the office of the St. Louis County Registrar of Titles as Document Number 847133, and that certain Contract for Deed dated December 20, 2006, and recorded in the office of the St. Louis County Recorder as Document Number 1070975 and in the office of the St. Louis County Registrar of Titles as Document Number 847134.

1.3.      “Additional Leased Lands Mortgage” shall have the meaning set forth in Section 3.3(d) hereof.

1.4.      “Additional Leased Lands” means the land and premises situated in the County of St. Louis, State of Minnesota, located in township 59 north, range 13 west and described as SW ¼ of SE ¼, Section 9, NW ¼ of SW ¼, Section 10, and SW ¼ of SW ¼, Section 10, to be leased by the Issuer after the date hereof.

1.5.      “Affiliate” means, with respect to any Person, any other Person which directly or indirectly controls, is controlled by, or is under common control with, such Person, where “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

1.6.      “Agreements” means this Agreement, the Registration Rights Agreement, the Debentures, the Warrants, the Security Documents, the Marketing Agreement, the Copper Offtake Agreement and the Nickel Offtake Agreement.

1.7.      “Ancillary Agreements” means the Registration Rights Agreement, the Marketing Agreement, the Copper Offtake Agreement and the Nickel Offtake Agreement.

1.8.      “Applicable Law” means, with respect to any Person, property, transaction or event, any present or future: (i) domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, convention, rule, regulation, restriction or by-law (zoning or otherwise); (ii) judgment, order, writ, injunction, decision, direction, determination, ruling, decree or award; (iii) regulatory policy, practice, ruling, interpretation, guideline or directive; or (iv) any order, permit, approval, grant, license, consent, right, franchise, privilege, certificate exemption, waiver, registration or other authorization, binding on or affecting the Person, property, transaction or event referred to in the context in which the term is used in each case whether or not having the force of law.

1.9.      “Applicable Pension Legislation” means, at any time, any applicable Canadian or United States federal, state or provincial pension legislation, including all regulations made thereunder and all rules, regulations, rulings, guidelines, directives and interpretations made or issued by any Governmental Authority in Canada or the United States having or asserting jurisdiction in respect thereof, each as amended or replaced from time to time.

1.10.    “Approved Markets” shall have the meaning set forth in Section 7.10 hereof.

1.11.    “Benefit Plans” means all employee benefit plans or arrangements that are not Pension Plans, including all profit sharing, savings, supplemental retirement, retiring allowance, severance, pension, deferred compensation, stock, stock option, welfare, bonus, incentive compensation, phantom stock, legal services, supplementary unemployment benefit plans or arrangements and all life, health, dental and disability plans and arrangements in which the employees or former employees of the Company or the Issuer participate or are eligible to participate.

1.12.    “Business Day” shall mean any day other than a Saturday, Sunday or a day on which commercial banks in the City of New York, New York, Vancouver, British Columbia or Zug, Switzerland are authorized or required by law or executive order to remain closed.

1.13.    “Canadian Disclosure Documents” means the Company’s Annual Report on Form 20-F for the fiscal year ended January 31, 2008, as amended, and all other financial statements, management’s discussion and analysis, proxy circulars, material change reports, press releases and other documents required to be filed on SEDAR under Canadian Securities Laws since January 31, 2008.

1.14.    “Canadian Securities Laws” means all applicable securities laws in each of the provinces and territories of Canada and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, rules, multilateral or national instruments, orders, rulings and other regulatory instruments issued or adopted by the Securities Commissions.

1.15.    “Closing” means the consummation of the transactions contemplated by this Agreement in respect of the issuance and purchase of the Tranche A Debenture and the Warrants, after the fulfillment or waiver of the conditions set out in Sections 4.2 and 4.3, and “Closing Date” means the date of such Closing.

1.16.	“Closing Conditions” shall have the meaning set forth in recital B hereof.

1.17.    “Collateral” means the assets (tangible, intangible or otherwise) of the Company and the Issuer described as such in the Security Documents.

1.18.	“Common Shares” shall have the meaning set forth in recital B hereof.
1.19.	“Company” shall have the meaning set forth in the first paragraph hereof.

1.20.    “Company Required Regulatory Approvals” shall mean the regulatory approvals listed on Schedule 1.20 hereto.

1.21.    “Copper Offtake Agreement” shall have the meaning set forth in recital E hereof.

1.22.    “Debentures” means the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture, the Tranche D Debenture and the Tranche E Debenture.

1.23.    “EDGAR” means the SEC’s Electronic Data Gathering, Analysis and Retrieval system or any successor thereto.

1.24.    “Encumbrance” means any hypothec, mortgage, pledge, security interest, encumbrance, lien, charge, deposit arrangement, lease, adverse claim, right of set-off or agreement, trust, deemed trust or any other arrangement or condition that in substance secures payment or performance of an obligation of the Company or the Issuer, statutory and other non-commercial leases or encumbrances and includes the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

1.25.    “Environmental Laws” shall have the meaning set forth in Section 5.1(z) hereof.

1.26.    “Erie Plant” means the owned taconite concentrator and pellet plant and supporting infrastructure and surrounding lands located approximately six miles west of the NorthMet Deposit, together with all related property and assets.

1.27.    “Erie Plant Mortgage” shall have the meaning set forth in Section 3.3(b) hereof.

1.28.    “Erie Plant Mortgage Amendment” shall have the meaning set forth in Section 3.3(d) hereof.

1.29.    “Event of Default” means (i) an “Event of Default” as defined in the Debentures, and (ii) an event of default under a Material Agreement that has had, or reasonably could have, a Material Adverse Effect.

1.30.	“Exchange Warrant” shall have the meaning set forth in recital E hereof.
1.31.	“Failure to Agree” shall have the meaning set forth in Section 9 hereof.

1.32.    “Governmental Authority” means any government (including any federal, provincial, state, territorial, municipal or local government) or political subdivision or any agency, authority, bureau, regulatory or administrative authority, central bank, monetary authority, commission, department or instrumentality thereof, the TSX and the NYSE Alternext or any other public securities exchange, or any court, tribunal, judicial entity, or arbitrator, whether foreign or domestic.

1.33.    “Immediately Available Subscription Amount” shall have the meaning set forth in recital B hereof.

1.34.    “Intellectual Property Rights” shall have the meaning set forth in Section 5.1(y) hereof.

1.35.	“Issuer” shall have the meaning set forth in the first paragraph hereof.
1.36.	“Lease” shall have the meaning set forth in Section 5.1(o) hereof.

1.37.    “Leased Real Properties” means the leasehold interests in the real properties at the municipal addresses listed in on, and legally described in, Schedule 5.1(o).

1.38.    “Marketing Agreement” shall have the meaning set forth in recital E hereof.

1.39.    “Material Adverse Effect” means any event, occurrence or condition (or series of related events, occurrences or conditions) which, individually or in the aggregate, could reasonably be expected to have a material adverse effect on or results in a material adverse change in any of the following: (i) the condition (financial or otherwise), business, assets or results of operations of the Company and the Issuer considered as a whole; (ii) the ability of the Company or the Issuer to perform any of its obligations under the terms of the Agreements; (iii) the validity or enforceability of any of the Agreements or the rights and remedies of the Purchaser under the terms of the Agreements; or (iv) any Encumbrance on any material portion of the Collateral in favour of the Purchaser or the perfection or priority thereof; or (v) the Security Documents.

1.40.    “Material Agreements” means (i) those agreements listed on Schedule 4.2(v) (as amended, restated, supplemented or replaced as permitted hereunder), and (ii) those agreements (as amended, supplemented, revised or restated as permitted herein from time to time) of the Company or the Issuer, the breach, non-performance or cancellation of which or the failure of which to renew could reasonably be expected to have a Material Adverse Effect and which cannot promptly be replaced by alternative comparable contracts with comparable commercial terms; provided, however, that for greater certainty, with respect to clause (ii) only “Material Agreements” do not include employment agreements.

1.41.	“Maximum Rate” shall have the meaning set forth in Section 11.14 hereof.

1.42.    “NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions.

1.43.    “Nickel Offtake Agreement” shall have the meaning set forth in recital E hereof.

1.44.    “NorthMet Deposit” means the polymetallic copper-nickel-cobalt-platinum group element deposit situated on a mineral lease of approximately 4,200 acres located in St. Louis County in northeastern Minnesota, U.S.A., at approximately latitude 47° 36’ north, longitude 91° 58’ west, about 70 miles north of the City of Duluth and 6.5 miles south of the town of Babbitt, together with all related property and assets.

1.45.    “NorthMet Lease Mortgage” shall have the meaning set forth in Section 3.3(d) hereof.

1.46.    “NorthMet Project” means the mining project comprised of the NorthMet Deposit and the Erie Plant.

1.47.    “NorthMet Project Budget” means the budget for construction and project development in respect of the NorthMet Project as at the Closing Date; provided, however, that such budget may be amended, supplemented or otherwise modified from time to time with the prior written consent of the Purchaser.

1.48.	“NYSE Alternext” means the New York Stock Exchange Alternext US.
1.49.	“Outside Date” means the first anniversary of the Closing Date.

1.50.    “Owned Real Property” means the land and premises listed on, and legally described in, Schedule 5.1(n) and the buildings and fixtures thereon.

1.51.    “Parent Guarantee” means the guarantee, dated the date hereof, by the Company, in the form attached hereto as Exhibit D.

1.52.    “Pension Plan” means any plan, program, agreement or arrangement for the purpose of Applicable Pension Legislation or under the Income Tax Act (Canada) (whether or not required under such law) that is maintained or contributed to or to which there is or may be an obligation to contribute by the Company or the Issuer in respect of their respective employees or former employees.

1.53.	“Permitted Encumbrances” means the following types of Encumbrances:

(i)

statutory Encumbrances of landlords and Encumbrances of carriers, warehousemen, mechanics, suppliers, material men, repairmen and other Encumbrances imposed by law incurred in the ordinary course of business and Encumbrances for taxes, assessments or governmental charges or claims, in either case, for sums not yet overdue or being contested in good faith by appropriate proceedings, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

(ii)

Encumbrances incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(iii)

Encumbrances upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(iv)	Encumbrances encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the Company, including rights of offset and setoff;
(v)

bankers’ liens, rights of setoff and other similar Encumbrances existing solely with respect to cash on deposit in one or more accounts maintained by the Company, in each case granted in the ordinary course of business in favour of the bank or banks with which such accounts are maintained, securing amounts owing to such bank with respect to cash management and operating account arrangements, including those involving pooled accounts and netting arrangements; provided, however, that in no case shall any such Encumbrances secure (either directly or indirectly) the repayment of any Debt (as such term is defined in the Debentures);

(vi)	leases or subleases (or any Encumbrances related thereto) granted to others that do not materially interfere with the ordinary course of business of the Company;
(vii)	attachment or judgment Encumbrances not giving rise to an Event of Default and which are being contested in good faith by appropriate proceedings;

(viii)	easements, rights-of-way, restrictions and other similar charges or encumbrances not materially interfering with the ordinary course of business of the Company;
(ix)

zoning restrictions, licenses, restrictions on the use of real property or minor irregularities in title thereto, which do not materially impair the use of such real property in the ordinary course of business of the Issuer and its Subsidiaries or the value of such real property for the purpose of such business;

(x)	any right of first refusal, right of first offer, option, contract or other agreement to sell an asset existing on the date hereof and set forth in Schedule 1.53;
(xi)	Encumbrances securing hedging obligations entered into for bona fide hedging purposes of the Company not for the purpose of speculation;
(xii)	the Encumbrances, if any, under the 2005 Contracts for Deed and the 2006 Contracts for Deed; and
(xiii)	the Encumbrances listed in Schedule 1.53.

1.54.    “Person” means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, pool, syndicate, sole proprietorship, unincorporated organization, Governmental Authority or any other form of entity not specifically listed herein.

1.55.	“Pledge Agreement” shall have the meaning set forth in Section 3.3(e).

1.56.    “Prohibited Transactions” shall have the meaning set forth in Section 6.11 hereof.

1.57.    “Publication Condition” means the publication of a final Environmental Impact Statement with respect to the NorthMet Project by the State of Minnesota in the State Environmental Quality Board Monitor.

1.58.	“Purchase Warrant” shall have the meaning set forth in recital B hereof.

1.59.    “Registration Rights Agreement” shall have the meaning set forth in recital D hereof.

1.60.	“Regulation D” shall have the meaning set forth in recital A hereof.
1.61.	“Rule 144” shall have the meaning set forth in Section 6.2 hereof.

1.62.    “Sarbanes-Oxley Act” shall have the meaning set forth in Section 5.1(ii) hereof.

1.63.	“SEC” shall have the meaning set forth in recital A hereof.

1.64.    “SEC Filings” means the Company’s Annual Report on Form 20-F for the fiscal year ended January 31, 2008, as amended, and all other reports filed by the Company pursuant to the 1934 Act since January 31, 2008.

1.65.	“Securities” means the Debentures, Warrants and Warrant Shares.

1.66.    “Securities Commissions” means the securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada.

1.67.    “Security Agreements” shall have the meaning set forth in Section 3.3(a) hereof.

1.68.    “Security Documents” means the Security Agreements, the Erie Plant Mortgage, the NorthMet Lease Mortgage, the Pledge Agreement, the Parent Guarantee, such other security documents as the Purchaser may request as security for the Debenture, and any other documents and filings required thereunder in order to grant the Purchaser a first priority security interest in the assets of the Company and the Issuer specified such Security Documents, including all UCC-1 filing receipts.

1.69.    “SEDAR” means the System for Electronic Document Analysis and Retrieval.

1.70.    “Senior Construction Financing” means Debt in respect of construction financing for the NorthMet Project which is in aggregate in an amount equal to or greater than $250,000,000 (or such lesser amount as may be consented to in writing by the Purchaser) such that the construction of the NorthMet Project may reasonably be expected to be completed.

1.71.    “Subscription Amount” shall have the meaning set forth in recital B hereof.

1.72.    “Subsidiary” means any non-natural Person of which the Company owns or controls, directly or indirectly, not less than 50% of the total combined voting power represented by all classes of equity securities issued by such Person.

1.73.    “Taxes” includes all present and future income, corporation, capital gains, capital and value-added and goods and services taxes and all stamp and other taxes and levies, imposts, deductions, duties, charges and withholdings whatsoever imposed by any Governmental Authority, together with interest thereon and penalties with respect thereto, if any, and charges, fees and other amounts made on or in respect thereof.

1.74.    “Trading Affiliates” shall have the meaning set forth in Section 6.11 hereof.

1.75.    “Tranche A Debenture” means the debenture in the form attached hereto as Exhibit A in the original principal amount of US$7,500,000.

1.76.    “Tranche B Closing” means the consummation of the transactions contemplated by this Agreement in respect of the issuance and purchase of the Tranche B Debenture, after the fulfillment or waiver of the conditions set out in Sections 4.4.

1.77.	“Tranche B Closing Date” means December 15, 2008.

1.78.    “Tranche B Debenture” means the debenture in the form attached hereto as Exhibit A in the original principal amount of US$7,500,000.

1.79.	“Tranche B Subscription Amount” means US$7,500,000.

1.80.    “Tranche C Closing” means the consummation of the transactions contemplated by this Agreement in respect of the issuance and purchase of the Tranche C Debenture, after the fulfillment or waiver of the conditions set out in Sections 4.5.

1.81.	“Tranche C Closing Date” means March 31, 2009.

1.82.    “Tranche C Debenture” means the debenture in the form attached hereto as Exhibit A in the original principal amount of US$5,000,000.

1.83.	“Tranche C Subscription Amount” means US$5,000,000.

1.84.    “Tranche D Closing” means the consummation of the transactions contemplated by this Agreement in respect of the issuance and purchase of the Tranche D Debenture, after the fulfillment or waiver of the conditions set out in Sections 4.6.

1.85.	“Tranche D Closing Date” means June 30, 2009.

1.86.    “Tranche D Debenture” means the debenture in the form attached hereto as Exhibit A in the original principal amount of US$5,000,000.

1.87.	“Tranche D Subscription Amount” means US$5,000,000.

1.88.    “Tranche E Closing Conditions” shall have the meaning set forth in recital A hereof.

1.89.    “Tranche E Closing Date” shall have the meaning set forth in recital A hereof.

1.90.    “Tranche E Debenture” shall have the meaning set forth in recital B hereof.

1.91.	“Tranche E Subscription Amount” means US$25,000,000.
1.92.	“TSX” means the Toronto Stock Exchange.

1.93.    “Wardrop Technical Report” means the technical report entitled “Technical Report on the NorthMet Deposit, Minnesota” dated September 21, 2007 prepared by Wardrop Engineering Inc.

1.94.	“Warrants” shall have the meaning set forth in recital B hereof.

1.95.    “Warrant Shares” means the Common Shares issuable upon exercise of or otherwise pursuant to the Warrants.

1.96.	“1933 Act” shall have the meaning set forth in the recital A hereof.

1.97.    “1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

2.	Interpretation.

2.1.      Recitals And Schedules. The recitals, schedules and exhibits to this Agreement form an integral part of this Agreement.

2.2.      Headings. The inclusion of headings in this Agreement is for convenience of reference only and shall not affect the construction or interpretation hereof.

2.3.      Gender and Number. In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

2.4.      Time Periods. Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

2.5.      Business Days. If any payment is required to be made or other action is required to be taken pursuant to this Agreement on a day which is not a Business Day, then such payment or action shall be made or taken on the next Business Day.

2.6.      Including. Where the word “including” or “includes” is used in this Agreement, it means “including without limitation” or “includes without limitation”.

2.7.      Currency. Except where otherwise expressly provided, all amounts in this Agreement are stated and shall be paid in the currency of the United States of America.

2.8.      Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the principles of conflicts of law thereof that would defer to the substantive laws of another jurisdiction.

3.	Subscription for Debenture and Warrants.

3.1.      Purchase and Sale of the Debentures and Warrants. Subject to the terms and conditions of this Agreement and on the basis of the representations and warranties made herein:

(a)       the Purchaser hereby agrees to purchase on the Closing Date, the Tranche B Closing Date, the Tranche C Closing Date, the Tranche D Closing Date and the Tranche E Closing Date, at an aggregate purchase price equal to the Subscription Amount, and the Company hereby agrees to sell and issue to the Purchaser, the Debentures in an original principal amount equal to the Subscription Amount;

(b)       the Purchaser hereby agrees to purchase on the Closing Date at an aggregate purchase price equal to US$1.00, and the Company hereby agrees to sell and issue to the Purchaser, the Purchase Warrant for US$1.00; and

(c)       the Purchaser hereby agrees to purchase on the Closing Date at an aggregate purchase price equal to US$1.00, and the Company hereby agrees to sell and issue to the Purchaser, the Exchange Warrant for US$1.00.

3.2.      Terms. The terms of the Debentures to be issued to the Purchaser are set forth in the form of debenture attached hereto as Exhibit A. The terms of the Exchange Warrant to be issued to the Purchaser are set forth in the form of warrant attached hereto as Exhibit B-1. The terms of the Purchase Warrant to be issued to the Purchaser are set forth in the form of warrant attached hereto as Exhibit B-2.

3.3.      Security. The Debentures shall be secured by the following security, together with any relevant power of attorney, registrations, filings and other supporting documentation in form and in substance satisfactory to the Purchaser as is deemed necessary by the Purchaser or its counsel to perfect the same or otherwise in respect thereof:

(a)       general security agreements in the forms of Exhibit E and Exhibit F executed by each of the Company and the Issuer, respectively (collectively, the “Security Agreements”) constituting a first-ranking and exclusive charge on all assets of the Company and the Issuer, respectively, subject, if and to the extent applicable, to any Permitted Encumbrance;

(b)       a first ranking mortgage on the Issuer’s interest in and to that part of the Erie Plant that comprises the lands and premises described in, and that are the subject of, the 2005 Contract for Deed in the form of Exhibit G (the “Erie Plant Mortgage”) in the principal amount of US$50,000,000, which mortgage shall be registered and effective on or before the Closing Date;

(c)       an amendment to the Erie Plant Mortgage pursuant to which the Issuer grants a first ranking mortgage on the Issuer’s interest in and to the lands and premises described in, and that are the subject of the 2006 Contracts for Deed in the form of Exhibit H (the “Erie Plant Mortgage Amendment”);

(d)       a first ranking mortgage of leasehold interest in respect of the NorthMet Lease in the form of Exhibit I (the “NorthMet Lease Mortgage”) and in respect of the Additional Leased Lands (the “Additional Leased Lands Mortgage”), each in the principal amount of US$50,000,000, which mortgages shall be registered and effective on or before the Tranche E Closing Date;

(e)       a pledge of the common shares of the Issuer held by the Company, among the Company and the Purchaser, in the form of Exhibit J (the “Pledge Agreement”), representing all of the issued and outstanding shares of the Issuer, together with all share certificates evidencing ownership of such shares; and

(f)	the Parent Guarantee.

3.4.      Use of Proceeds. The proceeds of the sale of the Securities shall be used by the Company for initial capital and development costs associated with the NorthMet Project in accordance with the NorthMet Project Budget delivered to the Purchaser pursuant to Section 4.2(a) and to be approved by the Purchaser pursuant to Section 4.3(c).

4.	Closing and Conditions of Closing.

4.1.      Closing Procedure. On fulfillment or waiver of the conditions set out in Sections 4.2 and 4.3, the Company and the Issuer, as applicable, shall promptly deliver to Purchaser’s counsel, in trust, the Tranche A Debenture and the Warrants, each registered in the name of the Purchaser, with instructions that such Tranche A Debenture and Warrants are to be held in escrow for release to the Purchaser only upon payment of the Immediately Available Subscription Amount to the Issuer, and confirmation of receipt of such payments by the Issuer. Upon receipt of the Tranche A Debenture and Warrants by counsel to the Purchaser and the execution and/or delivery of such other documents contemplated hereby to be executed and/or delivered on or prior to the Closing, the Purchaser shall promptly cause a wire transfer in same day funds to be sent to the account of the Issuer, as instructed in writing by the Issuer, in an amount equal to the Immediately Available Subscription Amount. On the date that the Issuer confirms to the Purchaser’s counsel that such funds have been received (which shall occur promptly following receipt of the Immediately Available Subscription Amount), the Tranche A Debenture and the Warrants shall be released to the Purchaser (and the date of receipt of such funds shall be deemed the Closing Date).

4.2.      Closing Conditions in Favour of Purchaser. The obligation of Purchaser to purchase the Tranche A Debenture on the Closing Date shall be conditional upon the fulfillment (or waiver by Purchaser) on or before the Closing Date of the following conditions:

(a)       the NorthMet Project Budget shall have been completed and a copy thereof delivered to the Purchaser, and shall be satisfactory in form and substance to the Purchaser in its sole discretion;

(b)       this Agreement, the Ancillary Agreements and the SecurityDocuments shall have been duly authorized, executed and delivered to the Purchaser by each other party thereto and shall constitute legal, valid and binding obligations of each such other party thereto;

(c)       the Tranche A Debenture and Warrants shall have been duly authorized, executed and delivered to the Purchaser by the Company and the Issuer, as applicable, and shall constitute legal, valid and binding obligations of the Company and the Issuer, as applicable, and all regulatory approvals, including conditional written approval from the TSX in respect of the listing of the Warrant Shares, which approvals shall not require any amendments or modifications to the terms of the Debentures or the Warrants adverse to the Purchaser, shall have been obtained in respect thereof and a copy of the conditional written approval of the TSX shall have been delivered to the Purchaser;

(d)       the Company shall have delivered to the Purchaser certified copies of its constating documents and borrowing by-laws, the resolution authorizing this Agreement, the Ancillary Documents and the Security Documents to which it is party and the incumbency of officers signing such documents and any other documents to be provided pursuant to the provisions thereof and a certificate of compliance, good standing or like certificate with respect to the Company issued by appropriate government officials of the jurisdiction of its organization;

(e)       the Issuer shall have delivered to the Purchaser certified copies of its constating documents and borrowing by-laws, the resolution authorizing this Agreement, the Ancillary Documents and the Security Documents to which it is party and the incumbency of officers signing such documents and any other documents to be provided pursuant to the provisions thereof and a certificate of status, good standing or like certificate with respect to the Issuer issued by appropriate government officials of the jurisdiction of its organization;

(f)        the representations and warranties set forth in Section 5.1 shall be true and correct in all respects on and as of the Closing Date, both before and after giving effect to the issuance of the Tranche A Debenture and Warrants and to the application of proceeds therefrom, by reference to the facts and circumstances then existing, and each of the Company and the Issuer shall have delivered an officer’s certificate to such effect;

(g)       the Company and the Issuer shall be in compliance with their covenants hereunder and their covenants in the Ancillary Agreements and the Security Documents, and each of the Company and the Issuer shall have delivered an officer’s certificate to such effect;

(h)       no Event of Default shall have occurred and be continuing, nor shall any such event occur as a result of issuing the Tranche A Debenture or the Warrants or the application of proceeds therefrom and each of the Company and the Issuer shall have delivered an officer’s certificate to such effect;

(i)        no event has occurred or failed to occur since July 31, 2008 which has had or could reasonably be expected to have a Material Adverse Effect;

(j)        the Issuer shall have executed and registered the Erie Plant Mortgage in the principal amount of US$50,000,000 in accordance with Section 3.3(b), and delivered a copy of such registered Erie Plant Mortgage to the Purchaser;

(k)       the Purchaser shall have received a signed binding commitment to issue title insurance in respect of the lands and premises described in, and that are the subject of, the 2005 Contract for Deed providing for insurance of the Erie Plant Mortgage in the amount of US$50,000,000 and otherwise in form and on terms satisfactory to the Purchaser.

(l)        the Purchaser shall be satisfied, acting reasonably, that all registrations and other actions necessary to perfect the security interest created by the Security Documents and maintain the priority of the Encumbrances in favour of the Purchaser have been made or taken;

(m)      opinions of counsel to the Company and of counsel to the Issuer, addressed to the Purchaser, substantially in the forms attached hereto as Exhibits K-1 through K-3, shall have been delivered to the Purchaser;

(n)       none of the assets of the Company or the Issuer shall be subject to any Encumbrances other than Permitted Encumbrances;

(o)       all reasonable and documented fees and expenses then payable under this Agreement, the Ancillary Agreements or the Security Documents shall have been paid in full;

(p)       the Company shall have delivered to the Purchaser evidence that all filing and recording fees related to the transactions contemplated hereby and Taxes in respect thereof have been duly paid, including the title insurance premium and mortgage registration fee payable in connection with Sections 4.2(j) and 4.2(k);

(q)       the Purchaser shall be satisfied, acting reasonably, with the amount, types and terms and conditions of all insurance maintained by the Company and the Issuer, which is disclosed in Schedule 4.2(q), and the Purchaser shall have received endorsements naming the Purchaser as an additional insured or loss payee, as the case may be, under all insurance policies to be maintained with respect to the properties of the Company and the Issuer;

(r)        the Company shall have delivered to the Purchaser copies of search reports agreed upon by legal counsel engaged by the Purchaser and the Company’s counsel, current as of a date reasonably near to the Closing Date, listing all effective financing statements which name the Company or the Issuer (under its present name and any previous names) as the debtor, together with copies of such financing statements (none of which shall, except with respect to Permitted Encumbrances, evidence an Encumbrance on any Collateral);

(s)       the Company shall have delivered to the Purchaser releases and discharges (in registrable form where appropriate), covering all Encumbrances affecting the Collateral of the Company and the Issuer which are not Permitted Encumbrances in all applicable jurisdictions, and all statements and acknowledgments that are reasonably required in respect of other security interests affecting the Collateral to confirm that they are Permitted Encumbrances;

(t)        all material approvals and consents, including all Company Required Regulatory Approvals shall have been obtained in order to complete the transactions contemplated by the Agreement, the Ancillary Agreements and the Security Documents;

(u)       the Purchaser being satisfied that there is no pending or, to the knowledge of the Company, threatened judicial, administrative or other proceedings, investigations or litigation which seek to adjourn, delay, enjoin, prohibit or impose material limitations on any aspect of the transactions contemplated by the Agreement, the Ancillary Agreements or the Security Documents or which has had, or could reasonably be expected to have, a Material Adverse Effect; and

(v)       the Company shall have delivered to the Purchaser true and complete copies of all Material Agreements listed on Schedule 4.2(v).

4.3.      Closing Conditions in favour of the Company and the Issuer. The obligation of the Issuer to issue the Tranche A Debenture and the Company to issue the Warrants on the Closing Date shall be conditional upon the fulfillment (or waiver by the Company and the Issuer) on or before the Closing Date of the following conditions:

(a)       this Agreement, the Ancillary Documents and the SecurityDocuments shall have been duly authorized, executed and delivered to the Company and the Issuer by the Purchaser and shall constitute legal, valid and binding obligations of the Purchaser;

(b)       all material approvals and consents, including all Company Required Regulatory Approvals shall have been obtained in order to complete the transactions contemplated by the Agreement, the Ancillary Agreements and the Security Documents; and

(c)       the Company shall have received notice in writing from the Purchaser that it has approved the NorthMet Project Budget delivered pursuant to Section 4.2(a).

4.4.      Tranche B Closing. On the Tranche B Closing Date, provided the conditions set out in this Section 4.4 below have been fulfilled or waived on or before such date, the Issuer shall promptly deliver to Purchaser’s counsel, in trust, the Tranche B Debenture, registered in the name of the Purchaser, with instructions that such Tranche B Debenture is to be held in escrow for release to the Purchaser only upon payment of the Tranche B Subscription Amount to the Issuer, and confirmation of receipt of such payments by the Issuer. Upon receipt of the Tranche B Debenture by counsel to the Purchaser and the execution and/or delivery of such other documents contemplated hereby to be executed and/or delivered on or prior to the Tranche B Closing, the Purchaser shall promptly cause a wire transfer in same day funds to be sent to the account of the Issuer, as instructed in writing by the Issuer, in an amount equal to the Tranche B Subscription Amount. On the date that the Issuer confirms to the Purchaser’s counsel that such funds have been received (which shall occur promptly following receipt of the Tranche B Subscription Amount), the Tranche B Debenture shall be released to the Purchaser (and the date of receipt of such funds shall be deemed the Tranche B Closing Date). The Tranche B Closing Date shall occur upon the fulfillment (or waiver by Purchaser) of the following conditions:

(a)       the actual and proposed capital expenditures and other expenses of the Company and the Issuer shall be in material compliance with the projections and planned expenditures set out in the NorthMet Project Budget and each of the Company and the Issuer shall have delivered an officer’s certificate to the Purchaser to such effect;

(b)       the representations and warranties set forth in Section 5.1 shall be true and correct in all respects on and as of the Tranche B Closing Date, by reference to the facts and circumstances then existing (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct in all respects as of that date) and each of the Company and the Issuer shall have delivered an officer’s certificate to the Purchaser to such effect;

(c)       the Company and the Issuer shall have executed and delivered to the Purchaser (or to the Purchaser’s counsel in escrow as contemplated by Section 4.4):

(i)	the Tranche B Debenture, duly executed by the Issuer;

(ii)       a certificate of an officer of the Company and the Issuer respectively confirming that the resolutions referred to in Sections 4.2(d) and 4.2(e) have not been rescinded or modified by the Company or the Issuer, respectively, and a certificate of status, good standing or like certificate with respect to the Issuer and to the Company and issued by appropriate government officials of the jurisdiction of its organization; and

(iii)      written confirmation of the Company that its obligations under the Parent Guarantee remain in full force and effect following the issuance of the Tranche B Debenture;

(d)       the Issuer shall have executed and registered the Erie Plant Mortgage Amendment in accordance with Section 3.3(c), and delivered a copy of such registered Erie Plant Mortgage Amendment to the Purchaser and shall have paid the mortgage registration fee payable in connection therewith;

(e)       the Purchaser shall have received a signed binding commitment to issue title insurance in respect of the lands and premises described in, and that are the subject of, the 2006 Contracts for Deed providing for insurance of the Erie Plant Mortgage, as amended by the Erie Plant Mortgage Amendment in the amount of US$50,000,000 and otherwise in form and on terms satisfactory to the Purchaser, and shall have paid the title insurance premium payable in connection therewith;

(f)        the Purchaser shall have received opinions of counsel to the Company and of counsel to the Issuer, addressed to the Purchaser, substantially in the forms attached hereto as Exhibits K-1 through K-3, but limited to the Tranche B Debenture, the Erie Plant Mortgage as amended by the Erie Plant Mortgage Amendment the documents executed and delivered by the Issuer in respect of the confirmation of the Company referred to in Section 4.4(c)(iii) above;

(g)       the Company and the Issuer shall be in compliance with their covenants hereunder and their covenants in the Ancillary Agreements and the Security Documents, and each of the Company and the Issuer shall have delivered an officer’s certificate to the Purchaser to such effect;

(h)       no Event of Default shall have occurred and be continuing, and each of the Company and the Issuer shall have delivered an officer’s certificate to the Purchaser to such effect;

(i)        all interest and other payments then payable under the Tranche A Debenture shall have been paid on a timely basis and no such payments shall be late or outstanding;

(j)        no event has occurred or failed to occur since July 31, 2008 which has had or could reasonably be expected to have a Material Adverse Effect;

(k)       the Purchaser shall be satisfied, acting reasonably, that all registrations and other actions necessary to perfect the security interest created by the Security Documents and maintain the priority of the Encumbrances in favour of the Purchaser have been made or taken;

(l)        none of the assets of the Company or the Issuer shall be subject to any Encumbrances other than Permitted Encumbrances; and

(m)      the Purchaser being satisfied that there is no pending or threatened judicial, administrative or other proceedings, investigations or litigation which seek to adjourn, delay, enjoin, prohibit or impose material limitations on any aspect of the transactions contemplated by this Agreement, the Ancillary Agreements or the Security Documents or which has, or could reasonably be expected to have a Material Adverse Effect.

4.5.      Tranche C Closing. On the Tranche C Closing Date, provided the conditions set out in this Section 4.5 below have been fulfilled or waived on or before such date, the Issuer shall promptly deliver to Purchaser’s counsel, in trust, the Tranche C Debenture, registered in the name of the Purchaser, with instructions that such Tranche C Debenture is to be held in escrow for release to the Purchaser only upon payment of the Tranche C Subscription Amount to the Issuer, and confirmation of receipt of such payments by the Issuer. Upon receipt of the Tranche C Debenture by counsel to the Purchaser and the execution and/or delivery of such other documents contemplated hereby to be executed and/or delivered on or prior to the Tranche C Closing, the Purchaser shall promptly cause a wire transfer in same day funds to be sent to the account of the Issuer, as instructed in writing by the Issuer, in an amount equal to the Tranche C Subscription Amount. On the date that the Issuer confirms to the Purchaser’s counsel that such funds have been received (which shall occur promptly following receipt of the Tranche C Subscription Amount), the Tranche C Debenture shall be released to the Purchaser (and the date of receipt of such funds shall be deemed the Tranche C Closing Date). The Tranche C Closing Date shall occur upon the fulfillment (or waiver by Purchaser) of the following conditions:

(a)       the actual and proposed capital expenditures and other expenses of the Company and the Issuer shall be in material compliance with the projections and planned expenditures set out in the NorthMet Project Budget and each of the Company and the Issuer shall have delivered an officer’s certificate to the Purchaser to such effect;

(b)       the representations and warranties set forth in Section 5.1 shall be true and correct in all respects on and as of the Tranche C Closing Date, by reference to the facts and circumstances then existing (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct in all respects as of that date) and each of the Company and the Issuer shall have delivered an officer’s certificate to the Purchaser to such effect;

(c)       the Company and the Issuer shall have executed and delivered to the Purchaser (or to the Purchaser’s counsel in escrow as contemplated by Section 4.4):

(i)	the Tranche C Debenture, duly executed by the Issuer;

(ii)       a certificate of an officer of the Company and the Issuer respectively confirming that the resolutions referred to in Sections 4.2(d) and 4.2(e) have not been rescinded or modified by the Company or the Issuer, respectively, and a certificate of status, good standing or like certificate with respect to the Issuer and to the Company and issued by appropriate government officials of the jurisdiction of its organization; and

(iii)      written confirmation of the Company that its obligations under the Parent Guarantee remain in full force and effect following the issuance of the Tranche C Debenture;

(d)       the Purchaser shall have received opinions of counsel to the Company and of counsel to the Issuer, addressed to the Purchaser, substantially in the forms attached hereto as Exhibits K-1 through K-3, but limited to the Tranche C Debenture, the documents executed and delivered by the Issuer in respect of the confirmation of the Company referred to in Section 4.4(c)(iii) above;

(e)       the Company and the Issuer shall be in compliance with their covenants hereunder and their covenants in the Ancillary Agreements and the Security Documents, and each of the Company and the Issuer shall have delivered an officer’s certificate to the Purchaser to such effect;

(f)        no Event of Default shall have occurred and be continuing, and each of the Company and the Issuer shall have delivered an officer’s certificate to the Purchaser to such effect;

(g)       all interest and other payments then payable under the Tranche A Debenture and the Tranche B Debenture shall have been paid on a timely basis and no such payments shall be late or outstanding;

(h)       no event has occurred or failed to occur since July 31, 2008 which has had or could reasonably be expected to have a Material Adverse Effect;

(i)        the Purchaser shall be satisfied, acting reasonably, that all registrations and other actions necessary to perfect the security interest created by the Security Documents and maintain the priority of the Encumbrances in favour of the Purchaser have been made or taken;

(j)        none of the assets of the Company or the Issuer shall be subject to any Encumbrances other than Permitted Encumbrances; and

(k)       the Purchaser being satisfied that there is no pending or threatened judicial, administrative or other proceedings, investigations or litigation which seek to adjourn, delay, enjoin, prohibit or impose material limitations on any aspect of the transactions contemplated by this Agreement, the Ancillary Agreements or the Security Documents or which has, or could reasonably be expected to have a Material Adverse Effect.

4.6.      Tranche D Closing. On the Tranche D Closing Date, provided the conditions set out in this Section 4.6 below have been fulfilled or waived on or before such date, the Issuer shall promptly deliver to Purchaser’s counsel, in trust, the Tranche D Debenture, registered in the name of the Purchaser, with instructions that such Tranche D Debenture is to be held in escrow for release to the Purchaser only upon payment of the Tranche D Subscription Amount to the Issuer, and confirmation of receipt of such payments by the Issuer. Upon receipt of the Tranche D Debenture by counsel to the Purchaser and the execution and/or delivery of such other documents contemplated hereby to be executed and/or delivered on or prior to the Tranche D Closing, the Purchaser shall promptly cause a wire transfer in same day funds to be sent to the account of the Issuer, as instructed in writing by the Issuer, in an amount equal to the Tranche D Subscription Amount. On the date that the Issuer confirms to the Purchaser’s counsel that such funds have been received (which shall occur promptly following receipt of the Tranche D Subscription Amount), the Tranche D Debenture shall be released to the Purchaser (and the date of receipt of such funds shall be deemed the Tranche D Closing Date). The Tranche D Closing Date shall occur upon the fulfillment (or waiver by Purchaser) of the following conditions:

(a)       the actual and proposed capital expenditures and other expenses of the Company and the Issuer shall be in material compliance with the projections and planned expenditures set out in the NorthMet Project Budget and each of the Company and the Issuer shall have delivered an officer’s certificate to the Purchaser to such effect;

(b)       the representations and warranties set forth in Section 5.1 shall be true and correct in all respects on and as of the Tranche D Closing Date, by reference to the facts and circumstances then existing (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct in all respects as of that date) and each of the Company and the Issuer shall have delivered an officer’s certificate to the Purchaser to such effect;

(c)       the Company and the Issuer shall have executed and delivered to the Purchaser (or to the Purchaser’s counsel in escrow as contemplated by Section 4.6):

(i)	the Tranche D Debenture, duly executed by the Issuer;

(ii)       a certificate of an officer of the Company and the Issuer respectively confirming that the resolutions referred to in Sections 4.2(d) and 4.2(e) have not been rescinded or modified by the Company or the Issuer, respectively, and a certificate of status, good standing or like certificate with respect to the Issuer and to the Company and issued by appropriate government officials of the jurisdiction of its organization; and

(iii)      written confirmation of the Company that its obligations under the Parent Guarantee remain in full force and effect following the issuance of the Tranche D Debenture;

(d)       the Purchaser shall have received opinions of counsel to the Company and of counsel to the Issuer, addressed to the Purchaser, substantially in the forms attached hereto as Exhibits K-1 through K-3, but limited to the Tranche D Debenture, the documents executed and delivered by the Issuer in respect of the confirmation of the Company referred to in Section 4.4(c)(iii) above;

(e)       the Company and the Issuer shall be in compliance with their covenants hereunder and their covenants in the Ancillary Agreements and the Security Documents, and each of the Company and the Issuer shall have delivered an officer’s certificate to the Purchaser to such effect;

(f)        no Event of Default shall have occurred and be continuing, and each of the Company and the Issuer shall have delivered an officer’s certificate to the Purchaser to such effect;

(g)       all interest and other payments then payable under the Tranche A Debenture, the Tranche B Debenture and the Tranche C Debenture shall have been paid on a timely basis and no such payments shall be late or outstanding;

(h)       no event has occurred or failed to occur since July 31, 2008 which has had or could reasonably be expected to have a Material Adverse Effect;

(i)        the Purchaser shall be satisfied, acting reasonably, that all registrations and other actions necessary to perfect the security interest created by the Security Documents and maintain the priority of the Encumbrances in favour of the Purchaser have been made or taken;

(j)        none of the assets of the Company or the Issuer shall be subject to any Encumbrances other than Permitted Encumbrances; and

(k)       the Purchaser being satisfied that there is no pending or threatened judicial, administrative or other proceedings, investigations or litigation which seek to adjourn, delay, enjoin, prohibit or impose material limitations on any aspect of the transactions contemplated by this Agreement, the Ancillary Agreements or the Security Documents or which has, or could reasonably be expected to have a Material Adverse Effect.

4.7.      Tranche E Commitment. On fulfillment or waiver of the conditions set out in this Section 4.7 below, the Purchaser shall make available to the Issuer the Tranche E Subscription Amount of $25,000,000 (the “Tranche E Commitment”). On the Tranche E Closing Date, the Issuer shall promptly deliver to Purchaser’s counsel, in trust, the Tranche E Debenture, registered in the name of the Purchaser, with instructions that such Tranche E Debenture is to be held in escrow for release to the Purchaser only upon payment of the Tranche E Subscription Amount to the Issuer, and confirmation of receipt of such payments by the Issuer. Upon receipt of the Tranche E Debenture by counsel to the Purchaser and the execution and/or delivery of such other documents contemplated hereby to be executed and/or delivered on or prior to the Tranche E Closing, the Purchaser shall promptly cause a wire transfer in same day funds to be sent to the account of the Issuer, as instructed in writing by the Issuer, in an amount equal to the Tranche E Subscription Amount. On the date that the Issuer confirms to the Purchaser’s counsel that such funds have been received (which shall occur promptly following receipt of the Tranche E Subscription Amount), the Tranche E Debenture shall be released to the Purchaser (and the date of receipt of such funds shall be deemed the Tranche E Closing Date). The Tranche E Closing Date shall occur upon the delivery by the Issuer to the Purchaser of a copy of a binding term sheet in respect of Senior Construction Financing from a bona fide source or sources which is satisfactory in form and substance to the Purchaser in its discretion, and the fulfillment (or waiver by Purchaser) of the following conditions:

(a)	satisfaction of the Publication Condition;

(b)       the actual and proposed capital expenditures and other expenses of the Company and the Issuer shall be in material compliance with the projections and planned expenditures set out in the NorthMet Project Budget and each of the Company and the Issuer shall have delivered an officer’s certificate to the Purchaser to such effect;

(c)       the representations and warranties set forth in Section 5.1 shall be true and correct in all respects on and as of the Tranche E Closing Date, by reference to the facts and circumstances then existing (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct in all respects as of that date) and each of the Company and the Issuer shall have delivered an officer’s certificate to the Purchaser to such effect;

(d)       the Company and the Issuer shall have executed and delivered to the Purchaser (or to the Purchaser’s counsel in escrow as contemplated by Section 4.7):

(i)	the Tranche E Debenture, duly executed by the Issuer;

(ii)       a certificate of an officer of the Company and the Issuer respectively confirming that the resolutions referred to in Sections 4.2(d) and 4.2(e) have not been rescinded or modified by the Company or the Issuer, respectively, and a certificate of status, good standing or like certificate with respect to the Issuer and to the Company and issued by appropriate government officials of the jurisdiction of its organization; and

(iii)      written confirmation of the Company that its obligations under the Parent Guarantee remain in full force and effect following the issuance of the Tranche E Debenture;

(e)       the Purchaser shall have received opinions of counsel to the Company and of counsel to the Issuer, addressed to the Purchaser, substantially in the forms attached hereto as Exhibits K-1 through K-3, but limited to the Tranche E Debenture, the documents executed and delivered by the Issuer in respect of the NorthMet Lease Mortgage, the Additional Leased Lands Mortgage and the confirmation of the Company referred to in Section 4.7(d)(iii);

(f)        the Company and the Issuer shall be in compliance with their covenants hereunder and their covenants in the Ancillary Agreements and the Security Documents, and each of the Company and the Issuer shall have delivered an officer’s certificate to the Purchaser to such effect;

(g)       no Event of Default shall have occurred and be continuing, and each of the Company and the Issuer shall have delivered an officer’s certificate to the Purchaser to such effect;

(h)       all interest and other payments then payable under the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture shall have been paid on a timely basis and no such payments shall be late or outstanding;

(i)        no event has occurred or failed to occur since July 31, 2008 which has had or could reasonably be expected to have a Material Adverse Effect;

(j)        the Issuer shall have executed and registered the NorthMet Lease Mortgage and the Additional Leased Lands Mortgage in the principal amount of US$50,000,000 in accordance with Section 3.3(d), and delivered copies of such registered NorthMet Lease Mortgage and Additional Leased Lands Mortgage to the Purchaser, and shall have paid the mortgage registration fee payable in connection therewith;

(k)       the Purchaser shall have received a signed binding commitment to issue title insurance in respect of the leasehold interest of the Issuer in the real property that is mortgaged pursuant to the NorthMet Lease Mortgage and the Additional Leased Lands Mortgage providing for insurance of the NorthMet Lease Mortgage and the Additional Leased Lands Mortgage in the amount of US$50,000,000 and otherwise in form and on terms satisfactory to the Purchaser, and shall have paid the title insurance premium payable in connection therewith;

(l)        the Purchaser shall be satisfied, acting reasonably, that all registrations and other actions necessary to perfect the security interest created by the Security Documents and maintain the priority of the Encumbrances in favour of the Purchaser have been made or taken, including delivery of a copy of a consent to the NorthMet Lease Mortgage in form and substance satisfactory to the Purchaser in its discretion, duly executed by RGGS Land & Minerals, Ltd., to the Purchaser;

(m)      the Purchaser shall be satisfied, acting reasonably, that all registrations and other actions necessary to perfect the security interest created by the Security Documents and maintain the priority of the Encumbrances in favour of the Purchaser have been made;

(n)       none of the assets of the Company or the Issuer shall be subject to any Encumbrances other than Permitted Encumbrances;

(o)       the Purchaser being satisfied that there is no pending or threatened judicial, administrative or other proceedings, investigations or litigation which seek to adjourn, delay, enjoin, prohibit or impose material limitations on any aspect of the transactions contemplated by this Agreement, the Ancillary Agreements or the Security Documents or which has, or could reasonably be expected to have a Material Adverse Effect; and

(p)	the Outside Date shall not have occurred.

4.8.      Post-Closing Covenants. Within 30 days of the Closing Date, the Company and the Issuer shall:

(a)       obtain written approval from the NYSE Alternext and final written approval of the TSX in respect of the listing of the Warrant Shares, and deliver copies of such approvals to the Purchaser, which approvals shall not require any amendments or modifications to the terms of the Debentures or the Warrants adverse to the Purchaser; and

(b)       deliver a copy of a consent to the Erie Plant Mortgage in the form previously agreed between the parties, with such changes (if any) as are in form and substance satisfactory to the Purchaser in its discretion, duly executed by Cliffs Erie L.L.C., to the Purchaser.

4.9.      Compliance with Conditions. Each of the Company and the Issuer agree that all terms and conditions in this Agreement shall be construed as conditions and complied with so far as the same relate to acts to be performed or caused to be performed by the Company and the Issuer, that it will use its commercially reasonable efforts to cause such conditions to be complied with, and any material breach or failure by the Company or the Issuer to comply with any of such conditions shall entitle the Purchaser to terminate its obligations under this Agreement by written notice to that effect given to the Company at or prior to the Closing Time, the Tranche B Closing Date, the Tranche C Closing Date, the Tranche D Closing Date or the Tranche E Closing Date, as the case may be. The Purchaser may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to its rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Purchaser only if the same is in writing and signed by Purchaser.

5.	Representations and Warranties

5.1.      Representations and Warranties of the Company and the Issuer. The Company and the Issuer hereby jointly and severally represent and warrant to the Purchaser as of the date of this Agreement, the Closing Date, the Tranche B Closing Date, the Tranche C Closing Date, the Tranche D Closing Date, and the Tranche E Closing Date acknowledging and confirming that the Purchaser is relying thereon without independent inquiry in entering into this Agreement and purchasing the Debentures and Warrants hereunder, that:

(a)       Organization, Good Standing and Qualification. Each of the Company and the Issuer is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the corporate power and authority to own its properties and to carry on its business as now being conducted. Each of the Company and the Issuer is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the nature of the business conducted or property owned or leased by it makes such qualification necessary. The only Subsidiary of the Company is the Issuer, which is incorporated under the laws of the State of Minnesota and which is wholly-owned by the Company. Except as set out in Schedule 5.1(a), the Company does not own or hold any shares of, or any other interest in, directly or indirectly, any Person other than the Issuer.

(b)       Power and Authority; Authorization. Each of the Company and the Issuer has full corporate power and authority and has taken all requisite action on its part necessary for (i) the authorization, execution and delivery of the Agreements to which it is a party, (ii) authorization of the performance of all of its obligations hereunder and thereunder, and, (iii) in respect of the Company, the authorization, issuance (or reservation for issuance) and delivery of the Securities.

(c)       Execution and Binding Obligation. The Agreements have been duly executed and delivered by the Company and the Issuer and the Agreements to which the Company and the Issuer are a party constitute the legal, valid and binding obligations of the Company and the Issuer, respectively, enforceable against the Company and the Issuer, as applicable, in accordance with their terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or (ii) equitable principles relating to the availability of specific performance, injunctive relief and other equitable remedies.

(d)       No Action for Winding-Up or Bankruptcy. There has been no voluntary or involuntary action taken either by or against the Company or the Issuer for any such Person’s winding-up, dissolution, liquidation, bankruptcy, receivership, administration or similar or analogous events in respect of such Person or all or any part of its assets or revenues.

(e)       Capitalization. Set forth on Schedule 5.1(e) hereto is, in each case as of the date hereof, (a) a description of the authorized capital stock of the Company; (b) the number of shares of capital stock of the Company issued and outstanding; (c) the number of shares of capital stock of the Company issuable pursuant to the Company’s equity compensation plans (including those issuable subject to approval by the Company’s shareholders); and (d) the number of shares of capital stock of the Company issuable and reserved for issuance pursuant to securities (other than the Debentures and the Warrants) exercisable for, or convertible into or exchangeable for any shares of capital stock of the Company. All of the issued and outstanding shares of the Company’s capital stock have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth on Schedule 5.1(e), no Person is entitled to preemptive or similar statutory or contractual rights with respect to any securities of the Company. Except as set forth on Schedule 5.1(e), there are no outstanding warrants, options, convertible securities or other rights, agreements or arrangements of any character under which the Company is or may be obligated to issue any equity securities of any kind, and except as contemplated by this Agreement, the Company’s equity compensation plans (including those issuable subject to approval by the Company’s shareholders) or set forth on Schedule 5.1(e), the Company is not currently in negotiations for the issuance of any equity securities of any kind. Except as set forth on Schedule 5.1(e), the Company has no knowledge of any voting agreements, buy-sell agreements, option or right of first purchase agreements or other agreements of any kind among any of the securityholders of the Company relating to the securities of the Company held by them. Except as set forth on Schedule 5.1(e), the Company has not granted any Person the right to require the Company to register any securities of the Company under the 1933 Act, whether on a demand basis or in connection with the registration of securities of the Company for its own account or for the account of any other Person.

(f)        Valid Issuance. The Company has reserved a sufficient number of Common Shares for the issuance upon exercise of or otherwise pursuant to the Warrants. The Debentures, Warrants, and Warrant Shares are duly authorized, and such Securities, when issued in accordance herewith and, in respect of the Warrant Shares, when issued pursuant to the terms of the Warrants will be validly issued, fully paid, non-assessable and free and clear of all Encumbrances and restrictions, except for restrictions on transfer imposed by applicable securities laws.

(g)       Consents. Except as set forth on Schedule 5.1(g), and except for the registration of the Warrant Shares under the 1933 Act pursuant to the Registration Rights Agreement, the filing of a Form 6-K with the SEC and a Form 51-102F3 with each securities regulatory authority in Canada in which the Company is a “reporting issuer” or its equivalent describing the terms of the transactions contemplated by the Agreements, the filing of a report of exempt distribution with the British Columbia Securities Commission under NI 45-106, the filing of a Notice of Private Placement on Form 11, the filing of an additional listing application in respect of the Warrant Shares with the TSX and the NYSE Alternext, any filings required to be made under state or “blue sky” securities laws, and subject to the truth and accuracy of the representations made by the Purchaser in Sections 5.2(c) and 5.1(d) of this Agreement, the execution, delivery and performance by the Company of the Agreements and the offer, issuance and sale of the Securities, require no consent of, action by or in respect of, or filing with, any Person, agency, or official.

(h)       Delivery of SEC Filings; Business. The SEC Filings and the Canadian Disclosure Documents represent all filings required to be filed by the Company pursuant to the 1934 Act and Canadian Securities Laws, respectively, since January 31, 2008. When filed, the SEC Filings and the Canadian Disclosure Documents complied as to form in all material respects with the requirements of the 1934 Act and Canadian Securities Laws, respectively, and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, not misleading. The Company and the Issuer are engaged only in the business described in the SEC Filings and the Canadian Disclosure Documents, and the SEC Filings and the Canadian Disclosure Documents contain a complete and accurate description of the business of the Company and the Issuer in all material respects.

(i)        No Material Adverse Change. Since January 31, 2008, there has not been:

(i)

any change in the consolidated assets, liabilities, financial condition or operating results of the Company from that reflected in the financial statements included in the Company’s Form 20-F for the fiscal year ended January 31, 2008, as amended, except changes in the ordinary course of business which have not had, in the aggregate, a Material Adverse Effect;

(ii)

any declaration or payment of any dividend, or any authorization or payment of any distribution, on any of the capital stock of the Company or the Issuer, or any redemption or repurchase of any securities of the Company or the Issuer;

(iii)	any material damage, destruction or loss, whether or not covered by insurance, to any assets or properties of the Company or the Issuer;

(iv)	any waiver by the Company or the Issuer of a material right or of a material debt owed to it;
(v)

any satisfaction or discharge of any Encumbrance or payment of any obligation by the Company or the Issuer, except in the ordinary course of business and which is not material to the assets, properties, financial condition, operating results or business of the Company taken as a whole (as such business is presently conducted and as it is proposed to be conducted);

(vi)	any material change or amendment to a Material Agreement by which the Company or the Issuer or any of their respective assets or properties are bound or subject;
(vii)	any material labor difficulties or labor union organizing activities with respect to employees of the Company or the Issuer;
(viii)	any material transaction entered into by the Company or the Issuer other than in the ordinary course of business; or
(ix)	any other event or condition of any character that may have a Material Adverse Effect.

(j)        Form F-3 Eligibility. The Company is eligible to register a secondary offering of its Common Shares on a registration statement on both Form F-10 and Form F-3 under the 1933 Act.

(k)       No Conflict, Breach, Violation or Default; Compliance with Law. The execution, delivery and performance of the Agreements by the Company and the Issuer and the issuance and sale of the Securities by the Company and the Issuer will not conflict with or result in a breach or violation of any of the terms and provisions of, or constitute a default under (i) the Company and the Issuer’s constating documents (including any certificates of designation) or by-laws or any shareholders agreement relating to it, as in effect on the date hereof, or (ii) except where it could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (A) any statute, rule, regulation or order of any Governmental Authority having jurisdiction over the Company or the Issuer or any of their respective properties, or (B) except as set forth on Schedule 5.1(k), any agreement or instrument to which the Company or the Issuer is a party or by which the Company or the Issuer is bound or to which any of the properties of the Company or Issuer is subject (including an event that with notice or lapse of time or both would become a default, and including any event that would give to others any rights of termination, amendment, acceleration or cancellation, with or without notice, lapse of time or both). Except where it could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, each of the Company and the Issuer, to their knowledge, (i) are not in violation of any statute, rule or regulation applicable to the Company or the Issuer or their assets or activities, (ii) are not in violation of any judgment, order or decree applicable to the Company or the Issuer or their assets and, (iii) except as set forth on Schedule 5.1(k), are not in breach or violation of any agreement, note or instrument to which they or their assets are a party or are bound or subject. Neither the Company nor the Issuer has not received written notice from any Person of any claim or investigation that, if adversely determined, would render the preceding sentence untrue or incomplete.

(l)        Tax Matters. Except as set forth in Schedule 5.1(l), each of the Company and the Issuer has timely prepared and filed all Tax returns required to have been filed by it with all appropriate Governmental Authorities and paid all Taxes due owed by it, taking into account permitted extensions. The charges, accruals and reserves on the books of the Company and the Issuer in respect of Taxes for all fiscal periods are adequate, and there are no unpaid assessments against the Company or the Issuer nor, to the knowledge of the Company or the Issuer, any basis for the assessment of any additional Taxes, penalties or interest for any fiscal period or audits by any federal, state or local taxing authority except such as which are not material. All Taxes and assessments and levies that the Company or the Issuer is required to withhold or to collect for payment have been duly withheld and collected and paid to the proper Governmental Authority or third party when due, taking into account permitted extensions. There are no Tax liens or claims pending or, to the Company’s knowledge, threatened against the Company, the Issuer or any of their respective assets or property. There are no outstanding Tax sharing agreements or other such arrangements between the Company or the Issuer and any other Person.

(m)      Location of Business and Assets. The only jurisdictions (or registration districts within such jurisdictions) in which the Company or the Issuer has any place of business or stores any material tangible assets are as set forth in Schedule 5.1(m).

(n)       Ownership of Property. Each of the Company and the Issuer has good and marketable title to all real properties and all other properties and assets owned by it and material to its operations, in each case free from Encumbrances and defects that would materially affect the value thereof or materially interfere with the use made or currently planned to be made thereof by them; and the Company and the Issuer hold any leased real or personal property material to their operations under valid and enforceable leases with no exceptions that would materially interfere with the use made or currently planned to be made thereof by them. Schedule 5.1(n) sets forth a complete and accurate legal description of all the real property owned by the Company and the Issuer. The Company and the Issuer have adequate rights of ingress and egress for the operation of the business in the ordinary course from and to the Owned Real Property. Neither the Company nor the Issuer owns any real property other than the Owned Real Property, and neither the Company nor the Issuer has agreed to acquire any real property or interest in real property other than the Owned Real Property.

(o)       Leased Real Properties. Neither the Company nor the Issuer is party to any lease, sublease, agreement to lease, offer to lease, renewal of lease or other right or interest in or to real property (each a “Lease”) except in respect of the Leased Real Properties. Each Lease is in good standing in all material respects and all amounts owing thereunder have been paid by the Company or the Issuer. Schedule 5.1(o) sets forth a complete and accurate legal description of all the real property leased by the Company and the Issuer. The Company or the Issuer, as applicable, has adequate rights of ingress and egress for the operation of the business from and to Leased Real Property.

(p)       Use of Lands. The uses to which the Owned Real Property and the Leased Real Property are being put by the Company or the Issuer are not in breach, in any material respect, of any Applicable Law.

(q)       Expropriation. No part of the Owned Real Property or the Leased Real Property of the Company or the Issuer has been taken or expropriated by any Governmental Authority nor has any written notice or proceeding in respect thereof been given or commenced nor is the Company or the Issuer aware of any intent or proposal to give any such notice or commence any such proceedings.

(r)        Certificates, Authorities and Permits; Compliance with Laws. Each of the Company and the Issuer possesses adequate certificates, authorities or permits issued by appropriate Governmental Authorities necessary to conduct the business now operated by it which could, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect if not obtained, and has not received any written notice of proceedings relating to the revocation or modification of any such certificate, authority or permit. Each of the Company and the Issuer is in compliance with all Applicable Law, non-compliance with which could reasonably be expected to have a Material Adverse Effect.

(s)       No Default. Neither the Company nor the Issuer is in default, nor has any event or circumstance occurred which, but for the passage of time or the giving of notice, or both, would constitute a default under any Material Agreement. No Event of Default has occurred and is continuing.

(t)        Existing Encumbrances. There are no existing Encumbrances relating to the assets of the Company or the Issuer other than Permitted Encumbrances.

(u)       Pension Plans and Benefit Plans. There are no Pension Plans in existence. All Benefit Plans to which the Company or the Issuer is a party are described in Schedule 5.1(u). There has not been any improper withdrawal or application of any asset of the Benefit Plans. There is no proceeding, action, suit or claim, including by any Governmental Authority (other than routine claims for benefits) pending or, to the Company’s knowledge, threatened involving the Benefit Plans, and no fact exists which could give rise to that type of proceeding, action, suit or claim. All contributions or premiums required to be made or paid by the Company or the Issuer in respect of the Benefit Plans have been made or paid in accordance with the terms of such plans and all Applicable Law. All contributions to the Benefit Plans by way of authorized payroll deduction or otherwise have been properly withheld or collected by the Company or the Issuer, as applicable, and have been fully paid into those plans in compliance with the plans and Applicable Law. All reports and disclosures relating to the Benefit Plans required by those plans and any Applicable Law to be filed or distributed have been filed or distributed in compliance with the plans and Applicable Law.

(v)	Labor Matters.
(i)	No material labor dispute with the employees of the Company or the Issuer exists or, to the knowledge of the Company or the Issuer, is imminent.
(ii)

Each of the Company and the Issuer has paid all wages and other forms of compensation due and owing and have made and remitted all required statutory and other deductions and there are no outstanding or pending labor or employment-related liabilities.

(iii)

Except as disclosed on Schedule 5.1(v)(iii), (A) neither the Company nor the Issuer is a party to any collective agreement or other labour contract, (B) no union or other labor organization is actively seeking to organize, or to be recognized as, a collective bargaining unit of employees of the Company or the Issuer, and (C) there is no pending or, to the Company’s knowledge, threatened, strike, work stoppage, material unfair labor practice claim, or other material labor dispute against or affecting the Company or the Issuer.

(w)      Material Agreements. Neither the Company nor the Issuer is a party or otherwise subject to or bound or affected by any Material Agreement of the type described in clause (ii) of the definition of Material Agreement other than the Material Agreements set out in Schedule 4.2(u). All Material Agreements are in full force and effect, unamended, and neither the Company nor the Issuer or, to their knowledge, any other party to any such agreement is in material default with respect thereto.

(x)       Books and Records. All books and records of the Company and the Issuer have been fully, properly and accurately kept and completed in accordance with generally accepted accounting principles (to the extent applicable) and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

(y)       Intellectual Property. Each of the Company and the Issuer owns or possesses adequate rights or licenses to the inventions, know-how, patents, patent rights, copyrights, trademarks, trade names, licenses, approvals, governmental authorizations, trade secrets, confidential information and other intellectual property rights, free and clear of all Encumbrances, equities and other adverse claims, necessary to conduct the business now operated by it and presently contemplated to be operated by it (collectively, “Intellectual Property Rights”), and neither the Company nor the Issuer has received any written notice of infringement of or conflict with asserted rights of others with respect to any Intellectual Property Rights.

(z)       Environmental Matters. Except as disclosed in Schedule 5.1(z) and otherwise to the knowledge of the Company and the Issuer, the Company and the Issuer are not in violation of any statute, rule, regulation, decision or order of any Governmental Authority relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, “Environmental Laws”), do not own or operate any real property contaminated with any substance that is subject to any Environmental Laws, are not liable for any off-site disposal or contamination pursuant to any Environmental Laws, and are not subject to any claim relating to any Environmental Laws, which violation, contamination, ownership, operation, liability or claim would individually or in the aggregate have a Material Adverse Effect; and neither the Company nor the Issuer are aware of any pending investigation that might lead to such a claim. The business and operations of the Company and the Issuer comply in all material respects with Environmental Laws and the Company and the Issuer hold all permits and licenses necessary to conduct their business and operations in compliance with Environmental Laws. All material costs to ensure compliance with Environmental Laws, including those with respect to future closure and rehabilitation costs, are accurately reflected in the Company’s financial statements.

(aa)     Property and Mineral Rights. Schedule 5.1(aa) lists all mineral interests and rights, including claims, concessions, surface rights, easements, exploration licenses and exploitation licenses and leases (collectively, the “Mineral Rights”) associated with the NorthMet Project which are held by the Company or the Issuer or to which either of them is a party. Except as disclosed in Schedule 5.1(aa), or as would not reasonably be expected to have a Material Adverse Effect:

(i)	the Company or the Issuer is the sole legal and beneficial owner of all right, title and interest in and to the Mineral Rights, free and clear of any Encumbrances, except Permitted Encumbrances;
(ii)	all of the Mineral Rights have been properly located and recorded in compliance with Applicable Laws and are comprised of valid and subsisting mineral claims;
(iii)	the Mineral Rights are in good standing under Applicable Laws and all work required to be performed and filed in respect thereof has been performed and filed,

all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made;

(iv)	there is no adverse claim against or challenge to the title to or ownership of any of the Mineral Rights;
(v)	the Company or the Issuer has the exclusive right to deal with all of the Mineral Rights;
(vi)

no person other than the Company or the Issuer has any interest in any of the Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest;

(vii)	there are no options, back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would affect the interest of the Company or the Issuer in any of the Mineral Rights;
(viii)	there are no restrictions on the ability of the Company or the Issuer to use, transfer or exploit any of the Mineral Rights, except pursuant to Applicable Laws;
(ix)

neither the Company nor the Issuer has received any written notice from any Governmental Authority of any revocation or intention to revoke any interest of the Company in any of the Mineral Rights; and

(x)

the Company has all surface rights, including easements and rights of way from landowners or Governmental Authorities, that are required to develop and exploit the NorthMet Project as contemplated in the Wardrop Technical Report and no third party or group holds any such rights that would be required by the Company to develop and exploit the NorthMet Project as contemplated in the Wardrop Technical Report on or before the date hereof.

(bb)     Litigation. Except as disclosed in Schedule 5.1(bb), there are no pending actions, suits or proceedings against or affecting the Company or the Issuer or any of their respective properties that, if determined adversely, would individually or in the aggregate have a Material Adverse Effect and, to the knowledge of the Company and the Issuer, no such actions, suits or proceedings are threatened or contemplated. There are no pending actions, suits or proceedings against or affecting the Company or the Issuer that involve this Agreement or any of the other Agreements or the rights of the Purchaser or the obligations of the Company or the Issuer thereunder and, to the knowledge of the Company and the Issuer, no such actions, suits or proceedings are threatened or contemplated.

(cc)     Financial Statements. The financial statements included in each SEC Filing present fairly and accurately in all material respects the consolidated financial position of the Company as of the dates shown and its consolidated results of operations and cash flows for the periods shown, and such financial statements have been prepared in conformity with generally accepted accounting principles in effect from time to time in Canadaapplied on a consistent basis throughout the periods involved except as set forth in the notes thereto. Except as set forth in the annual financial statements of the Company included in the Company’s Annual Report on Form 20-F for the fiscal year ended January 31, 2008, as amended, neither the Company nor the Issuer have any liabilities, contingent or otherwise, which individually or in the aggregate would result in a Material Adverse Effect.

(dd)     Insurance Coverage. The Company and the Issuer maintain in full force and effect insurance coverage that the Company reasonably believes to be adequate against all liabilities, claims and risks against which it is customary for comparably situated companies to insure. All such insurance policies are (i) sufficient for compliance with all requirements of Applicable Law and of all Material Agreements, (ii) are valid, outstanding and enforceable policies, and (iii) provide adequate insurance coverage in at least such amounts and against at least such risks (but including in any event, public liability) as are usually insured against in the same general area by companies engaged in the same or a similar business. All premiums with respect thereto have been paid in accordance with their respective terms, and no written notice of cancellation or termination has been received with respect to any such policy. As of the Closing Date, the certificates of insurance to be delivered to the Purchaser pursuant to Section 4.2(q) will contain accurate and complete descriptions of all material policies of insurance owned or held by the Company or the Issuer on such date.

(ee)     Compliance with Listing Requirements. There are no proceedings pending or, to the Company’s knowledge, threatened against the Company relating to the continued listing of the Common Shares on the TSX or the NYSE Alternext.

(ff)      Acknowledgment of Dilution. The number of Common Shares issuable pursuant to the Warrants may increase. The Company’s executive officers and directors have studied and fully understand the nature of the transactions being contemplated hereunder and recognize that they have a potential dilutive effect. The board of directors of the Company has concluded in its good faith business judgment that such issuance is in the best interests of the Company. The Company acknowledges that its obligations to issue Common Shares pursuant to the terms of the Warrants are binding on it and enforceable regardless of the dilution that such issuance may have on the ownership interest of the other shareholders of the Company.

(gg)     Brokers and Finders. The Purchaser shall have no liability or responsibility for the payment of any commission or finder’s fee to any third party in connection with or resulting from this Agreement or the transactions contemplated hereunder by reason of any agreement of or action taken by the

Company. On the Closing Date, the Company shall pay to any finder in connection with the transactions contemplated hereby any finder’s fee(s) owing to such finder pursuant to a separate agreement or arrangement.

(hh)     No Integrated Offering. Assuming the accuracy of the Purchaser’s representations and warranties set forth in Sections 5.1(c) and 5.2(d) hereof, neither the Company nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would adversely affect reliance by the Company on Section 4(2) of the 1933 Act and Rule 506 of Regulation D for the exemption from registration for the transactions contemplated hereby or would require registration of the Securities under the 1933 Act, or engaged in any general advertising or general solicitation (as defined in Regulation D) in connection with the offer and sale of the Securities, or would require the integration of this offering with any other offering of securities for purposes of determining the need to obtain shareholder approval of the transactions contemplated hereby under the rules of the TSX or the NYSE Alternext.

(ii)       Sarbanes-Oxley Act. The Company is in material compliance with all applicable provisions of the Sarbanes-Oxley Act of 2002 and all rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”) that are in effect.

(jj)       Corporate Governance. The Company is in material compliance with all applicable corporate governance requirements set forth in the rules of the NYSE Alternext currently in effect.

(kk)     Internal Controls. In respect of financial reporting for the fiscal year ended January 31, 2008 and all subsequent periods, the Company maintains a system of internal control over financial reporting sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements of the Company in conformity with generally accepted accounting principles and to maintain accountability for assets; (iii) access to the Company’s assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets of the Company is compared with existing assets at reasonable intervals and appropriate actions is taken with respect to any differences. The Company has not been advised of (i) any significant deficiencies in the design or operation of its internal control over financial reporting that could adversely affect its ability to record, process, summarize and report financial data, (ii) any material weaknesses in its internal control over financial reporting or (iii) any fraud, whether or not material, that involves management or other employees who have significant role in the internal control over its financial reporting.

(ll)       Disclosure Controls and Procedures. The Company has established and maintains disclosure controls and procedures (as such term is defined in Rules 12a-15(e) and 15d-15(e) of the 1934 Act), which are effective in all material respects to perform the functions for which they are established.

(mm)   Independent Registered Public Accountant. PricewaterhouseCoopers LLP, who have audited certain financial statements of the Company and delivered their report with respect to the audited financial statements included in the Company’s Annual Report on Form 20-F for the fiscal year ended January 31, 2008, is an independent registered public accountant with respect to the Company within the meaning of the 1933 Act (including without limitation the Sarbanes-Oxley Act).

(nn)     Foreign Private Issuer. The Company is a “foreign private issuer,” as defined in Rule 405 under the 1933 Act.

5.2.      Representations and Warranties of the Purchaser. The Purchaser represents and warrants to the Company as of the date of this Agreement, the Closing Date, the Tranche B Closing Date, the Tranche C Closing Date, the Tranche D Closing Date and the Tranche E Closing Date that:

(a)       Organization and Existence. The Purchaser is a validly existing corporation, partnership or limited liability company and has all requisite corporate, partnership or limited liability company power and authority to purchase the Securities pursuant to this Agreement and otherwise to carry out its obligations hereunder and under the Ancillary Agreements.

(b)       Authorization. The execution, delivery and performance by such Purchaser of this Agreement and the Ancillary Agreements have been duly authorized and this Agreement and the Ancillary Agreements will each constitute the valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with their terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or (ii) equitable principles relating to the availability of specific performance, injunctive relief and other equitable remedies

(c)       Purchase Entirely for Own Account. The Securities to be received by such Purchaser hereunder will be acquired for such Purchaser’s own account, not as nominee or agent, and not with a view to the distribution (within the meaning of Section 2(11) of the 1933 Act) of any part thereof in violation of U.S. federal or state securities laws (provided that this representation shall not in any way limit such Purchaser’s right to sell the Securities pursuant to the Registration Statement or otherwise in compliance with applicable federal and state securities laws at any time). Such Purchaser is not an Affiliate of the Company. Neither such Purchaser nor any of its Affiliates is a registered broker dealer or an entity engaged in the business of being a broker dealer. Such Purchaser is acquiring the

Securities hereunder in the ordinary course of its business. Such Purchaser does not have any agreement or understanding, directly or indirectly, with any Person to distribute (within the meaning of Section 2(a)(ii) of the 1933 Act) any of the Securities.

(d)       Investment Experience. The Purchaser acknowledges that it can bear the economic risk and complete loss of its investment in the Securities and has such knowledge and experience in financial or business matters and in private placement transactions of companies similar to the Company so that it is capable of evaluating the merits and risks of the purchase contemplated hereby, and has so evaluated the merits and risks of such purchase.

6.	Securities Law Matters

6.1.      Disclosure of Information. The Purchaser has had an opportunity to (a) receive documents related to the Company and to ask questions of and receive answers from the Company regarding the Company, its business, finances and operations and the terms and conditions of the offering of the Securities, and (b) receive and read the SEC Filings filed via EDGAR and the Canadian Disclosure Documents filed via SEDAR at least seven (7) days prior to the date hereof. Such Purchaser has sought such accounting, legal and Tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities.

6.2.      Restricted Securities. The Purchaser understands that the Securities are “restricted securities” under the U.S. federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable state laws and regulations such securities may be resold without registration under the 1933 Act only in certain limited circumstances. Such Purchaser understands that the Securities have not been and, except as contemplated in the Registration Rights Agreement, are not required to be registered for resale under the 1933 Act or any state securities laws, and may be offered for resale, assigned or transferred (each, a “transfer”) pursuant only to (A) an effective registration statement under the 1933 Act, (B) Regulation S under the 1933 Act, or (C) an applicable exemption from registration under the 1933 Act, provided that in connection with the transfer of the Securities pursuant to (C) above, such Purchaser shall have delivered to the Company an opinion of counsel of recognized standing, reasonably satisfactory to the Company and its counsel, to the effect that such Securities may be transferred without registration under the 1933 Act, including pursuant to Section 4(1) under the 1933 Act or Rule 144 promulgated under the 1933 Act, as amended (or a successor rule thereto) (collectively, “Rule 144”), provided that no such opinion shall be required in the event of any such proposed transfer pursuant to Rule 144 where there is no volume or manner of sale limitation or Form 144 notice filing requirement and provided further that in connection with any resale pursuant to (B) above the Purchaser shall have delivered a declaration in such form as the Company may prescribe from time to time, and, if required by the registrar and transfer agent for the Securities, an opinion of counsel of recognized standing reasonably satisfactory to the Company and its counsel, to the effect that the proposed resale may be effected without registration under the 1933 Act. The Securities may be pledged in connection with a bona fide margin account or other loan or financing arrangement secured by the Securities and such pledge of Common Shares shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Purchaser effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement, including this Section 6.2.

6.3.      Legends. It is understood that certificates evidencing the Securities may bear one or all of the following legends or legends substantially similar thereto:

NEITHER THESE SECURITIES NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OR THE APPLICABLE LAWS OF ANY OTHER JURISDICTION. THESE SECURITIES AND THE SECURITIES ISSUABLE UPON EXERCISE OF THESE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.

THIS SECURITY DOES NOT REQUIRE PHYSICAL SURRENDER OF THE SECURITY IN THE EVENT OF A PARTIAL REDEMPTION OR EXERCISE. AS A RESULT, FOLLOWING ANY PARTIAL REDEMPTION OR EXERCISE OF ANY PORTION OF THIS SECURITY, THE OUTSTANDING PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE MAY BE LESS THAN THE PRINCIPAL AMOUNT AND ACCRUED INTEREST SET FORTH BELOW AND/OR THE NUMBER OF SHARES OF COMMON STOCK FOR WHICH THIS WARRANT MAY BE EXERCISED MAY BE LESS THAN THE NUMBER OF SHARES SET FORTH BELOW.

The legends set forth above shall be removed from any existing certificates evidencing outstanding Securities, and the Company shall promptly cause certificates without such legends to be issued in replacement thereof to the holders of such Securities upon which they are stamped (and to the holders of any Warrant Shares thereafter issued upon exercise of the Warrants) if such Securities (i) are registered for resale under the 1933 Act, (ii) are being sold pursuant to Regulation S under the 1933 Act, and the holder provides the Company with a declaration, in a form prescribed by the Company, to that effect, and, if required by the registrar and transfer agent for the Company’s securities, a legal opinion of counsel of recognized standing reasonably satisfactory to the Company and its counsel that the proposed transfer may be effected without registration under the 1933 Act, (iii) are being sold pursuant to Rule 144, and the holder provides an opinion of counsel, of recognized standing reasonably satisfactory to the Company and its counsel, to the effect that the proposed transfer may be effected without registration under the 1933 Act, or (iv) become eligible for resale without restriction under Rule 144(b)(i). In the event that the Company does not issue unlegended certificates for any Warrant Shares as required under this Section 6.3 within five (5) Business Days of a written request to do so, by electronic delivery of a securities entitlement to the applicable participant account at the Depositary Trust Company, as specified in such written request, the Company shall be liable to the Purchaser (or subsequent holder thereof) for damages in an amount of US$1,000 cash for each such day beyond the replacement date (or issuance date, in the case of newly exercised Warrants) that such unlegended certificates are not issued and delivered to the Purchaser or subsequent holder as provided herein.

6.4.      Additional Canadian Legends. For purposes of complying with Canadian Securities Laws, the Purchaser understands and acknowledges that all of the certificates representing the Securities shall bear the following additional legend:

“UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE FEBRUARY 1, 2009.

In addition, for purposes of complying with applicable policies of the TSX, the Purchaser understands and acknowledges that all of the certificates representing the Warrant Shares shall bear the following additional legend (until such date as the foregoing legend, and the legend referred to in Section 6.4, are removed):

“DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS OF STOCK EXCHANGES IN CANADA.”

6.5.      Accredited Investor. At the time such Purchaser was offered the Securities, it was, and at the date hereof it is, and on each date on which it exercises any Warrants it will be either: (i) an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the 1933 Act or (ii) a “qualified institutional buyer” as defined in Rule 144A(a) under the 1933 Act. Such Purchaser is not required to be registered as a broker-dealer under Section 15 of the 1934 Act.

6.6.      Canadian Securities Law Matters. The Purchaser certifies that it is not resident in British Columbia and acknowledges that: (i) no securities commission or similar regulatory authority has reviewed or passed on the merits of the Securities; (ii) there is no government or other insurance covering the Securities; (iii) there are risks associated with the purchase of the Securities; (iv) there are restrictions on the Purchaser’s ability to resell the Securities and it is the responsibility of the Purchaser to find out what those restrictions are and to comply with them before selling the Purchased Securities; (vi) the Company has advised the Purchaser that the Company is relying on an exemption from the requirements to provide the Purchaser with a prospectus and to sell securities through a person registered to sell securities under Canadian Securities Laws and as a consequence of acquiring Securities pursuant to this exemption, certain statutory rights of rescission or damages will not be available to the Purchaser.

6.7.      No General Solicitation. The Purchaser is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement (as those terms are used in Regulation D).

6.8.      Reliance on Exemptions. The Purchaser understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company (and its counsel in rendering an opinion to the Purchaser) is relying upon the truth and accuracy of, and the Purchaser’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of the Purchaser to acquire the Securities.

6.9.      No Governmental Review. The Purchaser understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

6.10.    Residency. The Purchaser is a resident of that jurisdiction specified above its address on the signature page hereto.

6.11.    Prohibited Transactions. Since the time when the Purchaser was first contacted by the Company regarding the transactions contemplated hereby, neither the Purchaser nor any Person acting on behalf of or pursuant to any understanding with the Purchaser (collectively, “Trading Affiliates”) has, directly or indirectly, effected or agreed to effect any short sale, whether or not against the box, established any “put equivalent position” (as defined in Rule 16a-1(h) under the 1934 Act) with respect to the Common Shares, granted any other right (including, any put or call option) with respect to the Common Shares or with respect to any security that includes, relates to or derived any significant part of its value from the Common Shares or otherwise sought to hedge its position in the Common Shares (each, a “Prohibited Transaction”), and neither the Purchaser nor its Trading Affiliates will enter into a Prohibited Transaction after the date hereof until the consummation of the transactions contemplated hereby is announced pursuant to the filing of a Form 6-K with the SEC by the Company, which the Company agrees to file within two (2) business days following the Closing Date.

7.         Covenants and Agreements of the Company and the Issuer. Each of the Company and the Issuer covenants that it will, and will cause the other to, comply with the following obligations:

7.1.      Rule 144. The Company agrees to make publicly available on a timely basis the information necessary to enable Rule 144 under the 1933 Act to be available for resale.

7.2.      Execution and Delivery of Documents. The Company and the Issuer shall duly execute and deliver the Agreements at the Closing on the Closing Date and comply with and satisfy all terms, conditions and covenants therein contained to be complied with or satisfied by the Company and the Issuer.

7.3.      Fulfillment of Conditions. The Company and the Issuer shall use commercially reasonable efforts to fulfill or cause to be fulfilled, (i) at or prior to the Closing Date, each of the conditions set out in Section 4.2 to be fulfilled by or on behalf of the Company and the Issuer; (ii) at or prior to each of the subsequent closing dates, each of the closing conditions set out in Sections 4.4, 4.5, 4.6 and 4.7 to be fulfilled by or on behalf of the Company and the Issuer.

7.4.      Reporting Issuer; Foreign Private Issuer. The Company shall use its commercially reasonable efforts to maintain its status (a) as a reporting issuer not in default in each of the provinces and territories of Canada, and (b) as a “foreign private issuer,” as defined in Rule 405 under the 1933 Act.

7.5.      Securities. The Issuer shall ensure that the Debentures shall be duly and validly created, authorized and issued on payment of the Subscription Price therefor and shall correspond in all respects to the form of Debenture attached hereto as Exhibit A. The Company shall ensure that the Warrants shall be duly and validly created, authorized and issued on payment of the purchase price therefor and shall correspond in all respects to the form of Warrants attached hereto as Exhibit B-1 and Exhibit B-2, respectively.

7.6.      Reservation of Common Shares Issuable upon Exercise of Warrants. The Company hereby agrees at all times to reserve and keep available out of its authorized but unissued Common Shares, solely for the purpose of providing for the full exercise of the Warrants, such number of Common Shares as shall from time to time equal 125% of the sum of the number of shares sufficient to permit the full exercise of the Warrants in accordance with the terms of the Warrants.

7.7.      Press Releases. The Company shall use reasonable commercial efforts to submit to the Purchaser for approval any press release or other publicity concerning this Agreement or the transactions contemplated by this Agreement at least two (2) business days prior to issuance, such approval not to be unreasonably withheld. The Company shall issue a press release concerning the fact and material terms of this Agreement within one (1) business day of the Closing, which press release shall first be submitted to the Purchaser for approval, such approval not to be unreasonably withheld.

7.8.      No Conflicting Agreements. The Company and the Issuer will not take any action, enter into any agreement or make any commitment that would conflict or interfere in any material respect with their obligations to the Purchaser under the Agreements.

7.9.      Compliance with Laws. So long as the Purchaser beneficially owns any Securities, the Company and the Issuer will use reasonable efforts to comply in all material respects with all Applicable Law of all Governmental Authorities.

7.10.    Listing of Warrant Shares and Related Matters. The Company hereby agrees, promptly following the Closing of the transactions contemplated by this Agreement, to take such action, if any, to cause the Warrant Shares to be listed on the TSX and the NYSE Alternext as promptly as possible but no later than the effective date of the registration contemplated by the Registration Rights Agreement. The Company further agrees that if the Company applies to have its Common Shares or other securities traded on any other principal stock exchange or market, it will include in such application the Warrant Shares and will take such other action as is necessary to cause such Common Shares to be so listed. For so long as any Securities remain outstanding, the Company will take all action necessary to continue the listing and trading of its Common Shares on the NYSE Alternext, the TSX, the New York Stock Exchange or the Nasdaq Stock Market (collectively, “Approved Markets”), and will comply in all respects with the Company’s reporting, filing and other obligations under the bylaws or rules of such exchange or market, as applicable, to ensure the continued eligibility for trading of the Warrant Shares thereon.

8.         Access. For so long as any obligation of the Issuer exists under the Debentures, the Company and the Issuer shall during normal business hours provide the Purchaser and its representatives with reasonable access to the assets, books, records, personnel and premises of the Company and the Issuer to conduct all investigations and inquiries which the Purchaser may reasonably request. Any such request for access shall be at the sole discretion of the Purchaser, provided that: (a) the Purchaser shall act reasonably in the conduct of any such investigation; (b) the Purchaser shall provide at least two (2) Business Days notice of any such request for access; (c) the Purchaser shall use any confidential information received via access provided hereunder only for purposes related to the financing transactions contemplated hereby through issuance of the Debentures and the Warrants; and (d) the Company and the Issuer shall not be obligated to provide to the Purchaser any confidential information if contrary to Applicable Laws.

9.         Senior Construction Financing. At any time after the Closing Date, the Company shall have the right to arrange Senior Construction Financing, at which time the Purchaser shall agree to subordinate the lien priority of the security contemplated by the Security Documents provided that the terms and conditions set forth in any intercreditor agreement or similar arrangement (the “Intercreditor Agreement”) to be entered into between the Company, the Purchaser and the holder of, or agent for the holder of, such Senior Construction Financing are reasonably satisfactory in form and substance to the Purchaser. The Company shall consult with the Purchaser with respect to the terms, conditions and structure of any proposed Senior Construction Financing. In the event that the Company and the Purchaser cannot agree to the terms and conditions and structure of the proposed Senior Construction Financing or of the Intercreditor Agreement after a reasonable period of negotiation (a “Failure to Agree”), the

Company may give written notice (a “Warning Notice”) to the Purchaser of such Failure to Agree. After receipt of the Warning Notice, the Company and the Purchaser shall continue to negotiate in good faith for ten (10) Business Days thereafter the terms and conditions of the Intercreditor Agreement. If after such ten (10) Business Day period no agreement has been reached between the Company and the Purchaser as to the terms and conditions of the Intercreditor Agreement, the Company shall redeem the Debentures in accordance with the terms and conditions of the Debentures.

10.       Survival. All representations and warranties contained in this Agreement shall survive the Closing of the transactions contemplated hereby until the expiration of the applicable statute of limitations.

11.	Miscellaneous.

11.1.    Successors and Assigns. This Agreement may not be assigned by the Company or the Issuer without the prior written consent of the Purchaser, which consent may be withheld in the Purchaser’s sole discretion. After notice duly given, the Purchaser may assign its rights and delegate its duties hereunder in whole or in part to an Affiliate or to any other Person to which the Purchaser has transferred or assigned all or part of its Tranche A Debenture, Tranche B Debenture or Warrants in accordance with the terms of the Debentures and Warrants, provided in each case that such transferee or assignee acknowledges in writing to the Company and the Issuer that the representations and warranties contained in Sections 5.2(c) and 5.2(d) hereof shall apply to such transferee or assignee. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

11.2.    Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.3.    Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

11.4.    Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given only upon delivery to each party to be notified by (i) personal delivery, (ii) facsimile, with electronic confirmation of transmittal, (iii) certified mail, return receipt requested, or (iv) an internationally recognized overnight air courier, addressed to the party to be notified at the address as follows, or at such other address as such party may designate by ten (10) days’ advance written notice to the other party:

If to the Company or the Issuer:

PolyMet Mining Corp.

1177 West Hastings Street, Suite 1003

Vancouver, British Columbia V6E 2K3

Attn: Chief Financial Officer

Fax: (604) 669-4705

With a copy to (which shall not constitute notice):

Troutman Sanders LLP

The Chrysler Building

405 Lexington Avenue

New York, New York 10174

Attn: Henry I. Rothman

Fax: (212) 704-5950

and to:

Farris, Vaughan, Wills & Murphy LLP

700 West Georgia Street

Suite 2200

Vancouver, British Columbia

V7Y 1B3

Attn: Mitchell Gropper

Fax: (604) 661-9349

If to the Purchaser:

Glencore AG

Baarermattstrasse 3

CH-6341 Baar

Switzerland

Attn: Stephen Rowland/Rajiv Singhal

Fax: +41 41 709 3000

With a copy to (which shall not constitute notice):

Davies Ward Phillips & Vineberg LLP

44th Floor, 1 First Canadian Place

Toronto, Ontario M5X 1B1

Attn: Kenneth G. Klassen

Fax: (416) 863-0871

11.5.    Expenses. The parties hereto shall each pay the legal fees and disbursements of their respective legal counsel in connection with the preparation, negotiation, execution and delivery of this Agreement, the Ancillary Documents and the Security Documents. The Company shall pay all fees and expenses of any placement agents or finders in connection with the transactions contemplated by this Agreement pursuant to a separate agreement between such parties. All other fees and expenses incurred in connection with the transactions contemplated herein, including filing and recording fees in respect of the Security Documents, shall be paid solely by the Company.

11.6.    Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Purchaser.

11.7.    Severability. If one or more provisions of this Agreement are held to be unenforceable under Applicable Law, such provision shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

11.8.    Entire Agreement. This Agreement, including the Exhibits and Schedules hereto, the other Agreements, and the other documents contemplated hereby and thereby constitute the entire agreement among the parties hereof with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof, including the term sheets dated September 3, 2008 and October 13, 2008 among the Purchaser, the Company and the Issuer, as amended.

11.9.    Further Assurances. The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

11.10.	Specific Performance; Indemnification.

(a)       The parties hereto shall be entitled to specific performance of each of the other parties’ obligations under the Agreements.

(b)       The Company and the Issuer, jointly and severally, on the one hand, and the Purchaser on the other hand, shall indemnify the other and hold it harmless from any loss, cost, expense or fees (including reasonable attorneys’ fees and expenses) arising out of any breach of any representation, warranty, covenant or agreement in any of the Agreements, or arising out of the enforcement of this Section 11.10.

11.11.  Jurisdiction. The parties hereby agree that all actions or proceedings arising directly or indirectly from or in connection with this Agreement or the other Agreements shall be litigated only in the Supreme Court of the State of New York or the United States District Court for the Southern District of New York located in New York County, New York. The parties consent to the jurisdiction and venue of the foregoing courts and consent that any process or notice of motion or other application to either of said courts or a judge thereof may be served inside or outside the State of New York or the Southern District of New York by registered mail, return receipt requested, directed to the party being served at its address set forth in this Agreement (and service so made shall be deemed complete three (3) days after the same has been posted as aforesaid) or by personal service or in such other manner as may be permissible under the rules of said courts. Each of the parties hereto hereby waives any right to a jury trial in connection with any litigation pursuant to this Agreement or the other Agreements.

11.12.  Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the parties hereto will be entitled to specific performance under the Agreements. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Agreements and hereby agrees to waive and not to assert in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

11.13.  Payment Set Aside. To the extent that the Company or the Issuer makes a payment or payments to the Purchaser pursuant to any of the Agreements or the Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company or the Issuer, a trustee, receiver or any other person under any law (including any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

11.14.  Usury. To the extent it may lawfully do so, the Company and the Issuer hereby agree not to insist upon or plead or in any manner whatsoever claim, and will resist any and all efforts to be compelled to take the benefit or advantage of, usury laws wherever enacted, now or at any time hereafter in force, in connection with any claim, action or proceeding that may be brought by the Purchaser in order to enforce any right or remedy under any of the Agreements. Notwithstanding any provision to the contrary contained in any of the Agreements, it is expressly agreed and provided that the total liability of the Company or the Issuer under the Agreements for payments in the nature of interest shall not exceed the maximum lawful rate authorized under Applicable Law (the “Maximum Rate”), and, without limiting the foregoing, in no event shall any rate of interest or default interest, or both of them, when aggregated with any other sums in the nature of interest that the Company or the Issuer may be obligated to pay under the Agreements exceed such Maximum Rate. It is agreed that if the maximum contract rate of interest allowed by law and applicable to the Agreements is increased or decreased by statute or any official governmental action subsequent to the date hereof, the new maximum contract rate of interest allowed by law will be the Maximum Rate applicable to the Agreements from the effective date of such increase or decrease forward, unless such application is precluded by Applicable Law. If under any circumstances whatsoever, interest in excess of the Maximum Rate is paid by the Company or the Issuer to the Purchaser with respect to indebtedness evidenced by the Agreements, such excess shall be applied by the Purchaser to the unpaid principal balance of any the indebtedness or be refunded to the Company or the Issuer, as applicable, the manner of handling such excess to be at the Purchaser’s election.

11.15.  Secured Obligation. The parties acknowledge and agree that the obligations of the Company and the Issuer under the Agreements, including but not limited to the Debentures, are or will be upon issuance subject to the security interest granted by the Company and the Issuer pursuant to the Security Documents and the security interest granted by the Company and the Issuer pursuant to the Security Documents and that such obligations are “Obligations”under each such Security Document. The Company and the Issuer shall take any and all actions requested by the Purchaser in order to grant the Purchaser a first priority security interest in the assets of the Company and the Issuer specified in the Security Documents.

[REMAINDER OF PAGE INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

The Company:	POLYMET MINING CORP.	Address for Notice:

By:____________________________	Suite 1003 - 1177 West Hastings Street
Name:	Vancouver, British Columbia
Title:	Canada V6E 2K3
Telephone: (604) 669-4701
Fax: (604) 669-4705

With a copy (which shall not
constitute notice) to:

Troutman Sanders LLP
The Chrysler Building
405 Lexington Avenue
New York, New York 10174
Attn: Henry Rothman
Fax: (212) 704-5950

Farris, Vaughan, Wills & Murphy LLP

700 West Georgia Street

Suite 2200

Vancouver, British Columbia

V7Y 1B3

Attn: Mitchell Gropper

Fax: (604) 661-9349

The Issuer:	POLY MET MINING, INC.	Address for Notice:

By:____________________________	6500 County Road 666
Name:	Hoyt Lakes, Minnesota
Title	U.S.A. 55750 - 0475
Attn: _______________________
Fax: ________________________

The Purchaser:

GLENCORE AG

By:____________________________
Name:__________________________
Title:___________________________

Subscription Amount:	US$50,000,000

Resident:	Switzerland

Address for Notices:	Baarermattstrasse 3

CH-6341, Baar

Switzerland

Telephone: +41 41 709 2000

Facsimile: +41 41 709 3000

with a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP

44th Floor, 1 First Canadian Place

Toronto, Ontario M5X 1B1

Attn: Kenneth G. Klassen

Fax: (416) 863-0871

EXHIBIT A

THIS SECURITY HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY THIS SECURITY.

THIS DEBENTURE DOES NOT REQUIRE PHYSICAL SURRENDER OF THE DEBENTURE IN THE EVENT OF A PARTIAL REDEMPTION. AS A RESULT, FOLLOWING ANY REDEMPTION OF ANY PORTION OF THIS DEBENTURE, THE OUTSTANDING PRINCIPAL AMOUNT REPRESENTED BY THIS DEBENTURE MAY BE LESS THAN THE PRINCIPAL AMOUNT AND ACCRUED INTEREST SET FORTH BELOW.

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS DEBENTURE MUST NOT TRADE THIS SECURITY BEFORE MARCH 1, 2009.

FLOATING RATE SECURED DEBENTURE, DUE SEPTEMBER 30, 2011

OF

POLY MET MINING, INC.

Debenture No.: _______	Original Principal Amount: US$7,500,000
Issuance Date: October 31st, 2008	New York, New York

THIS DEBENTURE IS A DULY AUTHORIZED ISSUE OF POLY MET MINING, INC., A CORPORATION INCORPORATED PURSUANT TO THE LAWS OF MINNESOTA (THE "COMPANY"), DESIGNATED AS THE COMPANY'S FLOATING RATE SECURED DEBENTURE, DUE SEPTEMBER 30, 2011 (THE "MATURITY DATE") IN AN AGGREGATE ORIGINAL PRINCIPAL AMOUNT OF SEVEN MILLION FIVE HUNDRED THOUSAND U.S. DOLLARS (US$7,500,000) (THE "DEBENTURE").

For Value Received, the Company hereby promises to pay to the order of GLENCORE AG or its registered assigns or successors-in-interest (the “Holder”) the principal sum of Seven Million Five Hundred Thousand U.S. Dollars (US$7,500,000), together with all accrued but unpaid interest thereon and any increased principal amount thereof, if any, on the Maturity Date, to the extent such principal amount and interest has not been repaid in accordance with the terms hereof. Interest on the unpaid principal balance hereof shall accrue from the date of original issuance hereof (the “Issuance Date”) or from the most recent Interest Payment Date (as defined below) to which interest has been paid at the Floating Rate (as defined below) until the principal balance becomes due and payable on the Maturity Date, or such earlier date upon acceleration or by redemption or repayment in accordance with the terms hereof or of the other Agreements. The Floating Rate shall be determined on each Floating Rate Reset Date, and such Floating Rate shall apply until the next Floating Rate Reset Date. Interest on this Debenture shall accrue daily commencing on the Issuance Date and shall be computed on the basis of a 360-day year, 30-day months and actual days elapsed and shall be payable in accordance with Section 2 hereof. Unless otherwise agreed or required by applicable law, payments will be applied first to any unpaid collection costs, then to unpaid interest and fees and then any remaining amount to principal.

All payments of principal and interest on this Debenture shall be made in lawful money of the United States of America by wire transfer of immediately available funds to such account as the Holder may from time to time designate by written notice in accordance with the provisions of this Debenture. This Debenture may not be prepaid or redeemed in whole or in part except as described in Section 3 or as otherwise provided herein. Whenever any amount expressed to be due by the terms of this Debenture is due on any day (other than the Maturity Date) which is not a Business Day (as defined below), the same shall instead be due on the next succeeding day which is a Business Day.If the Maturity Date falls on a day that is not a Business Day, the payment of principal and interest will be made on the next succeeding Business Day, and no interest on such payment will accrue for the period from and after the Maturity Date.

Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Purchase Agreement dated on or about the Issuance Date among the Company, the Holder and PolyMet Mining Corp. (the “Parent”) pursuant to which the Debenture was originally issued (the “Purchase Agreement”). For purposes hereof the following terms shall have the meanings ascribed to them below:

“Acquisition” means any transaction, or any series of related transactions, consummated after the date hereof, by which the Company directly or indirectly, by means of a take-over bid, tender offer, amalgamation, merger, purchase of assets or otherwise (a) acquires any business or all or substantially all of the assets of any Person engaged in any business, (b) acquires control of securities of a Person engaged in a business representing more than 50% of the ordinary voting power for the election of directors or other governing position if the business affairs of such Person are managed by a board of directors or other governing body, or (c) acquires control of more than 50% of the ownership interest in any Person engaged in any business that is not managed by a board of directors or other governing body.

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the specified Person.

“Appointee” has the meaning given to it in Section 7(a).

“Bankruptcy Event” means any of the following events: (a) the Company or the Parent commences a case or other proceeding or proposal under any bankruptcy, reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, winding-up, insolvency or liquidation or similar law of any jurisdiction (including the Bankruptcy Act (Canada) or the Companies’ Creditors Arrangement Act (Canada)) relating to the Company or the Parent; (b) there is commenced against the Company or the Parent any such case or proceeding or proposal that is not dismissed within thirty (30) days after commencement; (c) the Company or the Parent is adjudicated insolvent or bankrupt or any order of relief or other order approving any such case or proceeding is entered; (d) the Company or the Parent suffers any appointment of any trustee, receiver, receiver and manager, interim receiver, custodian or the like for it or any substantial part of its property that is not discharged or stayed within thirty (30) days; (e) the Company or the Parent makes a general assignment for the benefit of creditors; (f) the Company or the Parent fails to pay, or states that it is unable to pay or is unable to pay, its debts generally as they become due; (g) the Company or the Parent calls a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or (h) the Company or the Parent, by any act or failure to act, expressly indicates its consent to, approval of or acquiescence in any of the foregoing or takes any corporate or other action for the purpose of effecting any of the foregoing.

“Business Day” means any day other than a Saturday, Sunday or a day on which commercial banks in the City of New York, New York, Vancouver, British Columbia or Zug, Switzerland are authorized or required by law or executive order to remain closed, provided that, if a determination of a Business Day shall relate to an Interest Payment Date or Floating Rate Reset Date, the term “Business Day” also shall exclude any day on which banks are closed for dealings in United States dollar deposits in the London interbank market.

“Canadian Securities Laws” means all applicable securities laws in each of the provinces and territories of Canada and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, rules, multilateral or national instruments, orders, rulings and other regulatory instruments issued or adopted by the Securities Commissions.

“Capital Assets” means, with respect to any Person, any tangible fixed or capital assets owned or leased (in the case of a Capital Lease) by such Person.

“Capital Expenditures” means, in respect of any Person and any period, all expenditures made by such Person during such period for the purchase, lease or acquisition of Capital Assets (including all amounts paid or accrued during such period on Capital Leases) and other Debt incurred or assumed to acquire or construct Capital Assets (other than current Capital Assets) required to be capitalized for financial reporting purposes in accordance with GAAP.

“Capitalized Lease Obligation” of any Person means any obligation of such Person to pay rent or other amounts under a Capital Lease.

“Capital Leases” means any and all lease obligations of a lessee that are capitalized for financial reporting purposes in accordance with GAAP.

“Change in Control Offer” has the meaning given to it in Section 3(d).

“Change in Control Transaction” will, and will be deemed to, exist if (a) there occurs any consolidation, merger, plan of arrangement or other business combination of the Company or the Parent with or into any other corporation or other entity or person (whether or not the Company or the Parent is the surviving corporation) or any other corporate reorganization or transaction or series of related transactions in which in any of such events the voting shareholders of the Company or the Parent prior to such event cease to own 50% or more of the voting power, or corresponding voting equity interests, of the surviving corporation after such event (including any “going private” transaction under Rule 13e-3 promulgated pursuant to the Exchange Act, tender offer by the Company or the Parent under Rule 13e-4 promulgated pursuant to the Exchange Act for 20% or more of the Company’s common shares or the Parent’s Common Shares, or take-over bid by the Company or the Parent under Canadian Securities Laws for 20% or more of the Company’s common shares or the Parent’s Common Shares), (b) any person (as defined in Section 13(d) of the Exchange Act), together with its affiliates and associates (as such terms are defined in Rule 405 under the Act), beneficially owns or is deemed to beneficially own (as described in Rule 13d-3 under the Exchange Act without regard to the 60-day exercise period) in excess of 35% of the Company’s or the Parent’s voting power other than such persons who beneficially owned or are deemed to beneficially own such voting power as of the date hereof, (c) there is a replacement within a consecutive period of 24 months of more than one-half of the members of the Company’s or the Parent’s Board of Directors which is not approved by those individuals who are members of the Company’s or the Parent’s Board of Directors on the date thereof who were either directors at the beginning of such period or where election or nomination was previously approved, (d) in one or a series of related transactions, there is a sale or transfer of all or substantially all of the assets of the Company or the Parent, determined on a consolidated basis, or (e) the Company or the Parent enters into any agreement providing for an event, circumstance or occurrence set forth in (a), (b), (c) or (d) above.

“Claim” means, with respect to any Person, any actual or prospective action, suit, order, charge, penalty, claim, litigation, investigation or proceeding of any kind or nature whatsoever against or otherwise involving such Person or the property or assets of such Person.

“Common Shares” means the Parent’s common shares, without par value.

“Company” means Poly Met Mining, Inc., a corporation incorporated pursuant to the laws of Minnesota.

“Company Notice Date” has the meaning given to it in Section 2(b).

“Company Payment Election Notice” has the meaning given to it in Section 2(b).

“Compliance Certificate” means a certificate of the Company signed on its behalf by its chief executive officer and chief financial officer in the form attached hereto as Exhibit E.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have corresponding meanings.

“Current Market Price” has the meaning given to it in the Exchange Warrant.

“Debenture” means this Debenture, designated as the Company’s Floating Rate Secured Debenture, due September 30, 2011, in an aggregate original principal amount of Seven Million Five Hundred Thousand U.S. Dollars (US$7,500,000).

“Debenture Adjustment Schedule” has the meaning given to it in Section 2(d).

“Debt” of any Person means, at any time, (without duplication): (a) all obligations of such Person for borrowed money including borrowings of commodities, bankers’ acceptances, letters of credit or letters of guarantee; (b) all obligations of such Person for the deferred purchase price of property or services represented by a note or other evidence of indebtedness (other than trade payables and other current liabilities incurred in the ordinary course of business); (c) all obligations of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (d) all indebtedness of another Person secured by an Encumbrance on any properties or assets of such Person (other than Encumbrances being contested in good faith on a timely basis by appropriate proceedings); (e) all Capitalized Lease Obligations of such Person; (f) the aggregate amount at which any shares in the capital of such Person which are redeemable or retractable at the option of the holder may be retracted or redeemed for cash or debt provided all conditions precedent for such retraction or redemption have been satisfied; (g) all other obligations of such Person upon which interest charges are customarily paid by such Person; (h) the net amount of all obligations of such Person (determined on a marked-to-market basis) under swap agreements; and (i) all debt guaranteed by such Person.

“Disposition Gross-Up Payment” has the meaning given to it in Section 2(c)(ii).

“Disposition Taxes” has the meaning given to it in Section 2(c)(ii).

“Equity Securities” means, with respect to any Person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting and non-voting) of, such Person’s capital, whether outstanding on the date hereof or issued after the date hereof, including any interest in a partnership, limited partnership or other similar Person and any beneficial interest in a trust, and any and all rights, warrants, options or other rights exchangeable for or convertible into any of the foregoing.

“Event of Default” has the meaning given to it in Section 6(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Warrant” means the warrant issued by the Parent to the Holder pursuant to the Purchase Agreement to purchase Common Shares equal to the Principal Amount on the Exercise Date (as defined therein) divided by U.S.$4.00.

“Exercise Price” has the meaning given to it in the Exchange Warrant.

“Failure to Agree” has the meaning provided for in Section 9 of the Purchase Agreement.

“Financial Quarter” means, in respect of the Company, a period of three consecutive months in each Financial Year ending on April 30, July 31, October 31, and January 31, as the case may be, of such year.

“Financial Year” means, in respect of the Company, its financial year commencing on February 1 of each calendar year and ending on January 31 of each following calendar year.

“Floating Rate” means LIBOR plus 4.0% per annum; provided, however, that the Floating Rate for the period from the Issuance Date to the first Floating Rate Reset Date will be 7.28188%; and provided further, that the Floating Rate shall be reset on each Floating Rate Reset Date.

“Floating Rate Reset Date” means September 30, December 31, March 31 and June 30 of each year, commencing on December 31, 2008, provided that if any such day is not a Business Day, then such Floating Rate Reset Date means the immediately preceding day which is a Business Day.

“GAAP” means, at any time, Canadian generally accepted accounting principles applied on a consistent basis.

“Gross-Up Payment” has the meaning given to it in Section 2(c).

“Holder” means Glencore AG or its registered assigns or successors-in-interest.

“Holder Payment Election Notice” has the meaning given to it in Section 2(b).

“Impermissible Qualification” means, relative to (a) the financial statements or notes thereto of any Person, or (b) the opinion or report of any independent auditors as to any financial statement or notes thereto, any qualification or exception to such financial statements, notes, opinion or report, as the case may be, which (i) is of a “going concern” or similar nature; or (ii) relates to any limited scope of examination of material matters relevant to such financial statement, if such limitation results from the refusal or failure of the Company to grant access to necessary information therefor.

“Interest Amount” has the meaning given to it in Section 2(a).

“Interest Payment Date” means September 30, December 31, March 31 and June 30 of each year, commencing on December 31, 2008, provided that if any such day is not a Business Day, then such Interest Payment Date means the next succeeding day which is a Business Day.

“Issuance Date” October 31st, 2008, the date of original issuance of this Debenture.

“ITA” means the Income Tax Act (Canada).

“LIBOR”means the 12-month LIBOR rate for U.S. dollars published in the print edition of The Wall Street Journal on an applicable Floating Rate Reset Date, provided that, if such 12-month LIBOR rate is not so published on such applicable Floating Rate Reset Date, LIBOR means the 12-month LIBOR rate most recently published in the print edition of The Wall Street Journal prior to such applicable Floating Rate Reset Date.

“Maturity Date” means September 30, 2011.

“Notice of Redemption” has the meaning given to it in Section 3(b).

“Original Currency” has the meaning given to it in Section 7(j).

“Other Currency” has the meaning given to it in Section 7(j).

“Parent” means PolyMet Mining Corp., a corporation incorporated pursuant to the laws of British Columbia.

“Payment” has the meaning given to it in Section 2(c)(i).

“Payment in Kind” has the meaning given to it in Section 2(b).

“Payment Tax” has the meaning given to it in Section 2(c)(i).

“Permitted Acquisitions” means any Acquisition by the Company consented prior thereto in writing by the Holder.

“Permitted Debt” means,

(i)	Debt hereunder or under any Security Document;
(ii)	Debt existing on the date hereof and set forth in Note 4 to the interim consolidated financial statements of the Parent for the interim period ended July 31, 2008;
(iii)	trade accounts due and payable within sixty (60) days and considered unsecured obligations incurred in the ordinary course of business (but excluding Debt for borrowed money); and

(iv)	any Senior Construction Financing.

“Permitted Encumbrances” shall have the meaning set forth in Section 1.51 of the Purchase Agreement.

“Principal Amount” means the sum of (a) the unpaid principal amount of this Debenture, (b) all accrued but unpaid interest hereunder, and (c) any default payments owing under the Agreements but not previously paid or added to the Principal Amount.

“Purchase Agreement” means the purchase agreement dated on or about the Issuance Date among the Holder, the Company and the Parent pursuant to which the Debenture and the Warrants were originally issued.

“Redemption Cash Payment” has the meaning given to it in Section 3(a).

“Redemption Date” has the meaning given to it in Section 3(b).

“Redemption Period” means the period commencing on October 1, 2009 and ending on the Maturity Date.

“Restricted Payment” means, with respect to any Person, any payment by such Person (a) of any dividends or other distribution on any of its Equity Securities, (b) on account of, or for the purpose of setting apart any property for a sinking or other analogous fund for, the purchase, redemption, retirement or other acquisition of any of its Equity Securities or any warrants, options or rights to acquire any such shares, or the making by such Person of any other distribution in respect of any of its Equity Securities, (c) of any principal of or interest or premium on or of any amount in respect of a sinking or analogous fund or defeasance fund for any Debt of such Person ranking in right of payment subordinate to any liability of such Person under the Security Documents, (d) of any principal of or interest or premium on or of any amount in respect of a sinking or analogous fund or defeasance fund for any indebtedness of such Person to a shareholder of such Person or to an Affiliate of a shareholder of such Person, or (e) of any management, consulting or similar fee or any bonus payment or comparable payment, or by way of gift or other gratuity, to any Affiliate of such Person or to any director or officer thereof other than as compensation for services rendered to the Company or any of its subsidiaries in the ordinary course.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Commissions” means, collectively, the securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada.

“Senior Construction Financing” means Debt in respect of construction financing for the NorthMet Project which is in aggregate in an amount equal to or greater than Two Hundred Fifty Million U.S. Dollars (US$250,000,000) (or such lesser amount as may be consented to by the Holder) such that the construction of the NorthMet Project may reasonably be expected to be completed.

“Subsidiary” means any non-natural Person of which the Company owns or controls, directly or indirectly, not less than 50% of the total combined voting power represented by all classes of Equity Securities issued by such Person.

“Underlying Shares” means the Common Shares into which the Warrants are exercisable in accordance with the terms thereof.

The following terms and conditions shall apply to this Debenture:

Section 1.	Interpretation.

In this Debenture:

(a)	a word importing the masculine, feminine or neuter gender also includes members of the other genders;
(b)	a word defined in or importing the singular number has the same meaning when used in the plural number, and vice versa;
(c)	a word importing persons shall include partnerships and corporations;
(d)	the headings to each section are inserted for convenience of reference only and do not form part of this Debenture;
(e)	all dollar amounts shall be in dollars of the United States of America unless otherwise specified; and
(f)	“including” means “including without limitation”.
Section 2.	Payments of Principal and Interest.

(a)    Interest Only Payments. Subject to and in accordance with the terms of this Section 2, on each Interest Payment Date the Company shall pay to the Holder all interest accrued and unpaid as of each such Interest Payment Date on the entire outstanding Principal Amount of this Debenture (the “Interest Amount”).

(b)    Cash or Payment in Kind. Subject to the terms hereof and provided that no Event of Default has occurred and is continuing, on Interest Payment Dates falling on or before September 30, 2009, the Company shall have the right to satisfy payment of the Interest Amount in full on each Interest Payment Date in cash or to capitalize the Interest Amount by increasing the Principal Amount by the Interest Amount (“Payment in Kind”) (but not in a combination of cash and Payment in Kind) at the Company’s option. The Company shall deliver to the Holder a written irrevocable notice in the form of Exhibit A attached hereto electing to pay such Interest Amount in full on such Interest Payment Date in either cash or Payment in Kind (“Company Payment Election Notice”). Such Company Payment Election Notice shall be delivered at least fifteen (15) Business Days prior to the applicable Interest Payment Date (the date of such notice being hereinafter referred to as the “Company Notice Date”). If such Company Payment Election Notice is not delivered within the prescribed period set forth in the preceding sentence, then the payment shall be made in cash. On Interest Payment Dates falling after September 30, 2009, the Holder shall have the right to receive payment of the Interest Amount, in full on each Interest Payment Date, either in cash or by Payment in Kind (but not in a combination of cash and Payment in Kind, except as otherwise provided herein) at the Holder’s option. The Holder shall deliver to the Company a written irrevocable notice in the form of Exhibit B attached hereto electing to receive such Interest Amount in full on such Interest Payment Date in either cash or by Payment in Kind (“Holder Payment Election Notice”) at least fifteen (15) Business Days prior to the applicable Interest Payment Date. If such Holder Payment Election Notice is not delivered within the prescribed period set forth in the preceding sentence, then the payment shall be made in cash. If the Interest Amount is paid in cash on an Interest Payment Date, then on such Interest Payment Date the Company shall pay to the Holder an amount equal to such Interest Amount in satisfaction of such obligation. If the Interest Amount is paid by Payment in Kind, the Principal Amount of the Note shall be increased by the applicable Interest Amount pursuant to Section 2(d) hereof.

(c)	Certain Additional Payments by the Company.

(i)        Payments Under Debenture. Any payment or distribution by the Company to the Holder hereunder, whether for principal, interest or otherwise, shall not be subject to any deduction, withholding or offset for any reason whatsoever except to the extent required by law, and the Company represents that to its best knowledge no deduction, withholding or offset is so required for any tax or any other reason. Notwithstanding any term or provision of this Debenture to the contrary, if it shall be determined that any payment (other than a payment dealt with under Section 2(c)(iii)) by the Company to or for the benefit of the Holder pursuant to the terms of this Debenture, whether for principal, interest or otherwise and whether paid or payable or distributed or distributable, actual or deemed (a “Payment”) would be or is subject to any deduction, withholding or offset due to any duty or tax (such duty or tax, together with any interest and/or penalties related thereto, hereinafter collectively referred to as the “Payment Tax”), then the Company shall, in addition to all sums otherwise payable hereunder, pay to the Holder an additional payment in cash (a “Gross-Up Payment”) in an amount such that after all such Payment Taxes (whether by deduction, withholding, offset or payment), including any interest or penalties with respect to such taxes or any Payment Taxes (and any interest and penalties imposed with respect thereto) imposed upon any Gross-Up Payment, Holder actually receives an amount of Gross-Up Payment equal to the Payment Tax imposed upon the Payment (i.e., the Holder receives a net amount equal to the Payment). The Company shall timely remit such Payment Tax to the applicable governmental authority and shall provide evidence of such payment to Holder within ten (10) days of making such payment.

(ii)       Assignment of Debenture. Upon an assignment of this Debenture in whole or in part, the Company shall, in addition to all sums otherwise payable hereunder, pay to the Holder an additional payment in cash (a “Disposition Gross-Up Payment”) which shall be sufficient to cover any taxes (including any interest or penalties) under the ITA (“Disposition Taxes”) in respect of such assignment and in respect of amounts payable under this Section 2(c)(ii). The Company shall timely remit any such Disposition Taxes to the Receiver General of Canada on account of Holder and shall provide evidence of such payment to Holder within ten (10) days of making such payment.

(iii)      Indemnification. The Company shall indemnify Holder, within fifteen (15) days after written demand therefor, for the full amount of any Payment Taxes or Disposition Taxes paid by Holder (including any taxes imposed or asserted on or attributable to amounts payable under this Section 2(c)(iii)) and any expenses or losses arising therefrom or with respect thereto whether or not such Payment Taxes or Disposition Taxes were correctly or legally imposed or asserted by the relevant governmental authority.

(iv)      If the Holder receives a refund of any Payment Taxes or Disposition Taxes (collectively “Taxes”) as to which it has been indemnified by the Company pursuant to Section 2(c)(iii) or with respect to which the Company has paid additional amounts pursuant to Section 2(c)(ii), by reason that any such Taxes were incorrectly or illegally imposed or asserted by the relevant governmental authority, the Holder shall pay to the Company an amount equal to such refund (but only to the extent of indemnity payments made, or additional amounts paid, by the Company under Section 2(c)(ii) with respect to the Taxes giving rise to such refund), and without interest (other than any net after-Tax interest paid to the Holder with respect to such refund) and less any costs, fees, expenses, damages, losses, taxes or other amounts incurred by the Holder in respect of such refund. This provision shall not be construed to require the Holder to make available any information relating to its taxes that it considers confidential to the Company, to arrange its affairs in any particular manner or, except as provided in the next sentence, to claim any available refund. The Holder will, at the request and expense of the Company, contest the payment, and seek a refund, of any Taxes that the Company considers to be incorrectly or illegally imposed or asserted, provided that contesting the payment, or seeking a refund, of such Taxes shall not relieve the Company from its obligations under its indemnity or to pay additional Taxes under Section 2(c)(ii).

(d)       Adjustments to Principal Amount. The Principal Amount owing under this Debenture shall be (i) increased, as of the applicable Interest Payment Date, upon any payment of an Interest Amount by Payment in Kind by an amount equal to such Interest Amount and (ii) decreased, as of the date of redemption, upon the early redemption of all or a portion of the Principal Amount by an amount equal to such Principal Amount that has been so redeemed (each of the events described in clauses (i) and (ii), an “Adjustment Event”). The Holder shall not be required to physically surrender the Debenture to the Company upon the occurrence of an Adjustment Event, unless the full outstanding Principal Amount has been redeemed. The Holder and the Company shall maintain records showing the outstanding Principal Amount at any given time and the dates and effect of any Adjustment Events or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of the Note upon each such Adjustment Event. In addition, following each Adjustment Event, the Company shall update the Debenture Adjustment Schedule attached hereto as Exhibit C (the “Debenture Adjustment Schedule”), initial such schedule and transmit it to the Holder by facsimile or other electronic transmission, who shall counter-initial such schedule and return it to the Company by facsimile or other electronic transmission.

Section 3.	Redemption.

(a)    Redemption of Debenture by Company. Provided that the Current Market Price of the Common Shares on the date of a Notice of Redemption is not less than 150% of the Exercise Price, the Company may, at any time during the Redemption Period, redeem the

Debenture by paying to the Holder, on the Redemption Date, the outstanding Principal Amount at the rate set forth below, expressed as a percentage of the outstanding Principal Amount (the total amount being the “Redemption Cash Payment”):

Redemption Date	Redemption Rate
October 1, 2009 to September 30, 2010	105.0%
October 1, 2010 to September 30, 2011	102.5%

(b)    Notice of Redemption. The Company shall provide written notice to the Holder of its intention to exercise its right to redeem the Debenture substantially in the form of Exhibit D hereto (the “Notice of Redemption”) no greater and no less than thirty (30) days prior to the proposed Redemption Date. The Notice of Redemption shall state: (i) that the Company wishes to exercise its right to redeem this Debenture; (ii) the date, which shall be a Business Day, specified for payment to the Holder by the Company of the Redemption Cash Payment (the “Redemption Date”); (iii) that notwithstanding delivery of the Notice of Redemption the Holder may at its election exercise the Exchange Warrant until the proposed Redemption Date; and (iv) that upon presentation and surrender of the Debenture by the Holder, the Company will satisfy its obligations in respect of its right to redeem by way of the Redemption Cash Payment.

(c)    Exercise of Exchange Warrant. Notwithstanding delivery of a Notice of Redemption, at any time from receipt of the Notice of Redemption until the proposed Redemption Date, the Holder may in its sole and absolute discretion elect to exercise the Exchange Warrant in whole or in part in accordance with the terms thereof at any time or from time to time prior to the proposed Redemption Date.

(d)    Change in Control Transactions. Upon the Company becoming aware of the occurrence of a Change of Control Transaction, the Company shall, within five Business Days, give written notice of such Change of Control Transaction to the Holder. Such notice shall contain and constitute an offer to redeem the Debenture, in whole or in part at the election of the Holder, on a redemption date specified in such offer that is not less than thirty (30) days and not more than fifty (50) days after the date of such offer at a cash redemption price equal to 120% of the outstanding Principal Amount being redeemed (the “Change in Control Offer”). The offer to redeem the Debenture shall state that the offer is made pursuant to this Section 3(d) and shall specify, in reasonable detail, the nature and date of the Change of Control and provide a sample calculation of the redemption price. The Holder shall have the right to accept or decline the offer in whole or in part at the Holder’s option by providing written notice to the Company within ten (10) Business Days of receipt of the Change in Control Offer indicating the amount, if any, of the outstanding Principal Amount to be redeemed.

(e)    Redemption on Failure to Agree. Within ten (10) Business Days of any Failure to Agree under Section 9 of the Purchase Agreement, the Company shall fully redeem the Debenture by paying to the Holder a cash redemption price equal to 120% of the outstanding Principal Amount being redeemed, and the provisions of Sections 3(b) and (c) shall apply to such redemption mutatis mutandis.

(f)     Cancellation. After all of the Principal Amount has been paid in full, this Debenture shall automatically be deemed canceled and the Holder shall promptly surrender the Debenture to the Company at the Company’s principal executive offices.

(g)    Notices Procedures. Any and all notices or other communications or deliveries to be provided by the Holder hereunder, shall be in writing and either (i) emailed or (ii) delivered personally, by confirmed facsimile, or by a nationally recognized overnight courier service to the Company at the facsimile telephone number or address of the principal place of business of the Company as set forth in the Purchase Agreement. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and either (x) emailed or (y) delivered personally, by facsimile, or by a nationally recognized overnight courier service addressed to the Holder at the facsimile telephone number or address of the Holder appearing on the books of the Company, or if no such facsimile telephone number or address appears, at the principal place of business of the Holder. Any notice or other communication or deliveries hereunder shall be deemed delivered (i) upon receipt, when emailed or delivered personally, (ii) when sent by facsimile, upon receipt if received on a Business Day prior to 5:00 p.m. (Eastern Time), or on the first Business Day following such receipt if received on a Business Day after 5:00 p.m. (Eastern Time) or (iii) upon receipt, when deposited with a nationally recognized overnight courier service.

Section 4.	Security.

As security for the due and punctual payment of all of its obligations to the Holder hereunder, the Company shall execute and deliver, together with any relevant power of attorney, registrations, filings and other supporting documentation deemed necessary by the Purchaser or its counsel to perfect the same or otherwise in respect thereof: the Security Agreement, the Erie Plant Mortgage, the NorthMet Lease Mortgage and such other security documents as the Purchaser may request as security for the Debenture.

Section 5.	Covenants.

(a)       Affirmative Covenants. So long as any Principal Amount of the Debenture remains outstanding, the Company shall:

(i)        Reporting Requirements. During the term of this Agreement, prepare (where applicable, in accordance with GAAP) and deliver to the Holder, in a form satisfactory to the Holder:

(A)      as soon as practicable and in any event within fifteen (15) days of the end of each calendar month, the management prepared financial statements of the Parent as at the end of such calendar month prepared in a form satisfactory to the Purchaser and including a balance sheet, statement of income and retained earnings and a statement of changes in financial position, as at the end of such calendar month as at the end of and for such calendar month and the then elapsed portion of the Financial Year which includes such calendar month;

(B)      as soon as practicable and in any event within forty-five (45) days after the end of each Financial Quarter of the Parent, the interim unaudited consolidated financial statements of the Parent as at the end of such Financial Quarter prepared on a consolidated basis in accordance with GAAP including a balance sheet, statement of income and retained earnings and a statement of changes in financial position in each case as at the end of and for such Financial Quarter and the then elapsed portion of the Financial Year which includes such Financial Quarter, setting forth in each case in comparative form the figures for the corresponding period or periods of (or in the case of the balance sheet, as at the end of) the previous Financial Year;

(C)      as soon as practicable and in any event within ninety (90) days after the end of each Financial Year of the Parent, the annual audited consolidated financial statements of the Parent prepared in accordance with GAAP including a balance sheet, statement of income and retained earnings and a statement of changes in financial position for such Financial Year (which financial statements shall be audited by an internationally recognized accounting firm acceptable to the Holder), setting forth in each case in comparative form the figures for the previous Financial Year; and

(D)      concurrently with the delivery of the financial statements contemplated in (B) and (C) above, a Compliance Certificate in respect of such Financial Quarter or Financial Year, as applicable.

None of the financial statements or reports or opinions of auditors with respect thereto referred to above shall contain any Impermissible Qualifications.

(ii)	Environmental.

(A)      At all times comply in all material respects with Environmental Laws including environmental permits and approved plans with respect to closure and/or rehabilitation;

(B)      not to release any hazardous substances at, on or from the Owned Real Properties, the Leased Real Properties or other assets of the Company, nor to permit same, at any time in material violation of Environmental Laws;

(C)      immediately notify the Holder of: (1) any release of any hazardous substances at, on or from the Owned Real Properties, the Leased Real Properties or other assets of the Company in material violation of any Environmental Laws; (2) any Claim received by the Company of or relating to any material violation of any Environmental Laws or material environmental liabilities; and (3) any facts or circumstances which could reasonably be expected to give rise to a material Claim, material remedial action or material breach of or in respect of any Environmental Laws;

(D)      remove promptly any hazardous substance from the Owned Real Properties, the Leased Real Properties or other assets of the Company to the extent required to comply in all material respects with Environmental Laws and to the extent required to eliminate or prevent any material environmental liabilities;

(E)       provide, at the expense of the Company, the Holder with an assessment and/or audit report with respect to the Owned Real Properties, the Leased Real Properties, the business or other assets of the Company, upon the written request of the Holder acting reasonably; and

(F)       permit the Holder, at its sole discretion, at the expense of the Company, to conduct in a reasonable manner such investigations, assessments or audits as the Holder in its reasonable discretion deems appropriate to determine whether: (1) hazardous substances exist on any part of the Owned Real Properties, the Leased Real Properties or other assets of the Company and to determine the source, quantity and type of such hazardous substances, if any; or (2) the business, the Owned Real Properties, the Leased Real Properties or other assets of the Company or any activities conducted at such properties comply with Environmental Laws, and the Company shall cooperate with the Holder in conducting such investigations, assessments and audits. The Holder and its officers, employees, agents and contractors shall have and are hereby granted the right to enter upon and inspect the Owned Real Properties, the Leased Real Properties or other assets of the Company for the foregoing purposes; provided that the Holder shall use reasonable efforts to minimize the disruption to the operation of the business.

(iii)	Additional Reporting Requirements.

(A)      Deliver to the Holder as soon as possible, and in any event within five days after the Company becomes aware of the occurrence of each Event of Default, a statement of a senior officer setting forth the details of such Event of Default and the action which the Company proposes to take or has taken with respect thereto;

(B)      from time to time upon request of the Holder, deliver to the Holder evidence of maintenance of all insurance required to be maintained by Section 5(a)(ix), including such originals or copies as the Holder may reasonably request of policies, certificates of insurance, riders and endorsements relating to such insurance and proof of premium payments;

(C)      deliver to the Holder, together with the Compliance Certificate to be delivered pursuant to Section 5(a)(i)(C), written notice of any previously undisclosed (1) jurisdictions (or registration districts within such jurisdictions) in which the Company has any place of business or stores any tangible personal property or assets, (2) Subsidiaries of the Company or membership, partnership, joint venture or syndicate interests of the Company, (3) material permits or licenses which become necessary for the conduct of the business or any amendment to, termination of or material default under any previously disclosed material permit or license, (4) Benefit Plans or Pension Plans of the Company, (5) Material Agreements of the Company or any amendment to, termination of or material default under any previously disclosed Material Agreement, and (6) any Lease or acquisition of real or immovable property by the Company or amendment to, termination of or material default under any previously disclosed Lease, and

(D)      deliver to the Holder such other information respecting the condition or operations, financial or otherwise, of the business of the Company as the Holder may from time to time reasonably request.

(iv)      Existence; Conduct of Business. Do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence, and obtain, preserve, renew and keep in full force and effect any and all material permits and licenses.

(v)       Payment Obligations. Pay its obligations, including Tax liabilities, before the same shall become delinquent or in default, except where (A) the validity or amount thereof is being contested in good faith by appropriate proceedings, (B) or the Company has, if required, set aside on its books adequate reserves with respect thereto in accordance with GAAP, and (C) the failure to make payment pending such contest could not reasonably be expected to result in a Material Adverse Effect.

(vi)      Maintenance of Properties. Keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted, except to the extent that the failure to do so, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

(vii)     Books and Records; Inspection Rights. Keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities. Permit any representatives designated by the Holder, upon reasonable prior notice and during normal business hours, to visit and inspect its properties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers and auditors, all at such reasonable times and as often as reasonably requested by the Holder; provided that (A) the Holder shall act reasonably in the conduct of all such visits, inspections and inquiries, (B) the Holder shall provide at least two Business Days notice of any such request for access; (C) the Holder shall use any confidential information received via access provided hereunder only for purposes related to this Debenture; and (D) the Company shall not be obligated to provide to the Holder any confidential information if contrary to Applicable Laws.

(viii)    Compliance with Laws and Material Agreements. Comply with all Applicable Laws and orders of any Governmental Authority applicable to it or its property and with all Material Agreements.

(ix)      Insurance. Maintain or cause to be maintained, with financially sound and reputable insurers acceptable to the Holder, acting reasonably, insurance with respect to their respective properties and business against such liabilities, casualties, risks and contingencies and in such types (including business interruption insurance) and amounts as is customary in the case of Persons of similar size engaged in the same or similar businesses and operating in the same geographic area and in accordance with any requirement of any Governmental Authority. In the case of any fire, accident or other casualty causing loss or damage to any properties of the Company used in generating cash flow or required by Applicable Law, all proceeds of such policies shall be used promptly to repair or replace any such damaged properties, and otherwise shall be used as directed by the Holder to pay any Principal then payable under the Debenture.

(x)       Operation and Maintenance of Property. Manage and operate its business or cause its business to be managed and operated (A) in accordance with prudent industry practice in all material respects and in compliance with the terms and provisions of all material permits and licenses, and (B) in compliance with all Applicable Laws of the jurisdiction in which such businesses are carried on, and all Applicable Laws of every other Governmental Authority from time to time constituted to regulate the ownership, management and operation of such businesses.

(xi)      Status of Accounts and Collateral. With respect to the Collateral, report immediately to the Holder any matters adversely affecting the value, enforceability or collectability of any of the Collateral.

(xii)     Accounts Receivable. Collect accounts receivable in the ordinary course of business in a commercially reasonable manner.

(xiii)    Cure Defects. Promptly cure or cause to be cured any defects in the execution and delivery of any of the Security Documents or any of the other agreements, instruments or documents contemplated thereby or executed pursuant thereto or any defects in the validity or enforceability of any of the Security Documents and, at its expense, execute and deliver or cause to be executed and delivered all such agreements, instruments and other documents as the Holder may consider necessary or desirable for the foregoing purposes.

(xiv)    Additional Material Subsidiaries/Security. If, at any time on or after the date hereof, the Company proposes to create or acquire an additional Subsidiary or in some other fashion to become the holder of any Equity Securities of a new Subsidiary, the Company will notify the Holder of such event at least fifteen (15) Business Days prior to such event and:

(A)      prior to or concurrently with the creation or acquisition of such Subsidiary, the Company will, and will cause any relevant Subsidiary, to execute and deliver to the Holder a securities pledge agreement, in form and substance satisfactory to the Holder, acting reasonably, granting a security interest in 100% of the Equity Securities of such new Subsidiary; and

(B)      prior to or concurrently with the creation or acquisition of such Subsidiary, to the extent not prohibited or restricted by Applicable Law, the Company will cause such new Subsidiary to immediately execute and deliver to the Holder a guarantee and security of the nature contemplated by the Security Agreement, all in form and substance satisfactory to the Holder, acting reasonably, and accompanied by customary legal opinions of counsel to the Company or such Subsidiary.

In connection with the execution and delivery of any guarantee, pledge agreement, mortgage, security agreement or related document pursuant to this Section 5(a)(xiv), the Company will, or will cause the relevant Subsidiary to, deliver at its expense to the Holder such corporate or other resolutions, certificates, legal opinions and such other related documents as shall be reasonably requested by the Holder and consistent with the relevant forms and types thereof delivered on the Closing Date pursuant to the Purchase Agreement or as shall be otherwise reasonably acceptable to the Holder and to effect such filings and registrations with the applicable Governmental Authorities as may be requested by the Holder to preserve and perfect the Encumbrances created by such mortgages, pledges, and other relevant agreements. Each guarantee, pledge agreement, mortgage, security agreement and other document delivered pursuant to this Section 5(a)(xiv) shall be deemed to be a Security Document from and after the date of execution thereof.

(xv)     Material Permits. Maintain all material permits and licenses as may be necessary to properly conduct their respective businesses, the failure of which to maintain could reasonably be expected to have a Material Adverse Effect.

(xvi)    Expropriation. Advise the Holder of its receipt of any notice of expropriation affecting any Owned Real Property where the expropriation is likely to be successful and if successful would result in expropriation proceeds exceeding Five Hundred Thousand U.S. Dollars (US$500,000).

(xvii)   Damage or Destruction. Advise the Holder in writing of any damage to or destruction of any assets of the Company in respect of which the cost of replacement or repair, individually or in the aggregate, would exceed Five Hundred Thousand U.S. Dollars (US$500,000).

(xviii)  Leases. Duly observe and comply with all of its obligations under any Lease to which it is a party which if not complied with would cause a material default thereunder and shall forthwith advise the Holder in writing of its receipt of any notices from the lessor alleging any material default by it under a Lease.

(xix)    Payment of Taxes. Pay, or cause to be paid, when due, all Taxes, property taxes, business taxes, social security premiums, assessments and governmental charges or levies imposed upon it or upon its income, sales, capital or profit or any property belonging to it unless any such Tax, social security premiums, assessment, charge or levy is contested diligently and in good faith by appropriate proceedings and in respect of which appropriate reserves have been maintained in accordance with GAAP.

(xx)     Withholding Taxes. Withhold from each payment made to any of its past or present employees, officers or directors, and to any non-resident of the country in which it is resident, the amount of all Taxes and other deductions required to be withheld therefrom and pay the same to the property Governmental Authorities within the time required under any Applicable Laws.

(xxi)    Collection of Taxes. Collect from all Persons the amount of all Taxes required to be collected from them and remit the same to the Governmental Authorities within the time required under any Applicable Laws.

(xxii)   Registration of Security. From time to time, register or cause to be registered, and cooperate in the registration of, the Security, and any public notices or filings in respect thereof, on a timely basis and do, observe and perform all of its obligations and all matters and things that may be necessary or reasonably required for the purposes of creating and maintaining the Encumbrances intended to result from the Security as valid, effective and perfected first priority Encumbrances (subject only to Permitted Encumbrances) at all times and shall comply with all requirements of Section 5(b)(xiv).

(xxiii)	Benefit Plans.

(A)      Cause to be filed or distributed in a timely manner all reports and disclosures relating to any Benefit Plan that are required by the plan or any Applicable Laws to be filed or distributed.

(B)      Perform all obligations (including fiduciary, funding, investment and administration obligations) required to be performed in connection with each Benefit Plan and the funding media therefor; make all contributions and pay all premiums required to be made or paid in accordance with the terms of each Benefit Plan and all Applicable Laws; withhold, by way of authorized payroll deductions or otherwise collect and pay into each Benefit Plan all employee contributions required to be withheld or collected by the Company in accordance with the terms of such plan and all Applicable Laws.

(b)       Negative Covenants. So long as any Principal Amount of the Debenture remains outstanding, the Company shall not:

(i)        Debt. Create, incur or suffer to exist, any Debt other than Permitted Debt.

(ii)       Encumbrances. Create, incur, assume or suffer to exist, any Encumbrance on any of its assets, other than Permitted Encumbrances.

(iii)      Fundamental Changes. Merge into or amalgamate or consolidate with any other Person, or permit any other Person to merge into or amalgamate or consolidate with it, or sell, transfer, lease or otherwise dispose of (in one transaction or in a series of transactions) all or substantially all of its assets, or all or any of the Equity Securities of any Subsidiary (in each case, whether now owned or hereafter acquired), or liquidate, dissolve or be wound up.

(iv)	Carry on Business.

(A)      Engage in any business which is different from the business conducted on the Closing Date and businesses reasonably related thereto.

(B)      After the Closing Date, carry on business otherwise than through the Company.

(v)       Transfer of Assets. Neither the Company nor any Subsidiary shall sell, transfer, lease, part with possession or otherwise dispose of any assets, whether by way of sale, lease, assignment, sale-leaseback or otherwise other than (A) obsolete assets, equipment and material, (B) in the ordinary course of business, (C) assets up to an aggregate amount not to exceed One Hundred Thousand U.S. Dollars (US$100,000); (exclusive of the shares referred to in the next clause) or (D) common shares of Acadian Mining Corporation owned on the date hereof.

(vi)      Transactions with Affiliates. Transfer, sell or other dispose of any assets to, or purchase, lease or otherwise acquire any assets from, or otherwise engage in any other transactions with, any of its Affiliates, except (A) in the ordinary course of business at prices and on terms and conditions not less favourable to the Company than could be obtained on an arm’s-length basis from unrelated third parties, (B) transactions between or among the Company and the Parent not involving any other Affiliate, (C) any Restricted Payment permitted by Section 5(b)(ix), and (D) as otherwise expressly permitted pursuant to this Agreement and the Security Documents. Except as otherwise expressly permitted pursuant to the terms of this Agreement and the other Security Documents, the Company will not enter into any transaction or series of transactions with Affiliates which involve an outflow of money or other property from the Company to an Affiliate, including repayment of Debt, or payment of management fees, affiliation fees, administration fees, compensation, salaries, asset purchase payments or any other type of fees or payments similar in nature, other than on terms and conditions substantially as favourable to the Company as would be obtainable by the Company in a reasonably comparable arm’s-length transaction with a Person other than an Affiliate. The foregoing restrictions shall not apply to: (A) the payment of reasonable and customary fees to directors of the Company who are not employees of the Company, (B) any other transaction with any employee, officer or director of the Company pursuant to employee profit sharing and/or benefit plans and compensation and non-competition arrangements in amounts customary for corporations similarly situated to the Company and entered into in the ordinary course of business and approved by the board of directors of the Company, or (C) any reimbursement of reasonable out-of-pocket costs incurred by an Affiliate of the Company on behalf of or for the account of the Company.

(vii)     Restrictive Agreements. Other than under the terms of Senior Construction Financing, directly or indirectly enter into, incur or permit to exist, any agreement or other arrangement that prohibits, restricts or imposes any condition upon (A) the ability of the Company to create, incur or permit to exist any Encumbrance upon any of its assets, (B) the ability of the Company to pay dividends or other distributions with respect to any Equity Securities or with respect to, or measured by, its profits or to make or repay loans or advances to the Parent or to provide a guarantee of any Debt of the Parent, (C) the ability of the Company to make any loan or advance to the Parent, or (D) the ability of the Company to sell, lease or transfer any of its property or assets; provided that the foregoing shall not apply to restrictions or conditions; (1) imposed by Applicable Law; (2) existing on the date hereof identified on Schedule 4.2(y) to the Purchase Agreement (but shall apply to any extension or renewal of, or any amendment or modification expanding the scope of, any such restriction or condition); (3)

imposed by any agreement relating to Permitted Debt permitted by this Debenture if such restrictions or conditions apply only to the property or assets securing such Debt; and (4) customarily provided for in leases and other ordinary course contracts restricting the assignment thereof.

(viii)	Share Capital. Issue any Equity Securities, except to the Parent.

(ix)      Restricted Payments. Declare, make or pay or agree to declare, make or pay, directly or indirectly, any Restricted Payment, except (A) Restricted Payments by the Company to the Parent, (B) regularly scheduled payments in respect of Permitted Debt hereunder, and (C) Restricted Payments by the Company pursuant to and in accordance with Benefit Plans for the directors or officers of the Company, provided that the aggregate amount of cash payments made by the Company and the Parent in any Financial Year pursuant to all such Benefit Plans shall not exceed reasonable commercial amounts paid in the normal course of business and approved by the board of directors of the Company.

(x)       Investments. Purchase, hold or acquire (including pursuant to any amalgamation with any Person that was not a wholly-owned Subsidiary of the Company prior to such amalgamation), any Equity Securities, evidences of indebtedness or other securities (including any option, warrant or other right to acquire any of the foregoing) of, make or permit to exist any loans or advances to, guarantee any obligations of, or make or permit to exist any investment or any other interest in, any other Person, or purchase or otherwise acquire (in one transaction or a series of transactions) any assets of any other Person, except:

(A)	inter-company loans or advances between the Company and the Parent;
(B)	Permitted Debt; and
(C)	Permitted Investments.

(xi)      Acquisitions. Make any Acquisition, other than a Permitted Acquisition, provided in the case of a Permitted Acquisition no Event of Default has occurred and is continuing or would occur as a result of such Permitted Acquisition.

(xii)     Subsidiaries. Create or acquire any Subsidiary unless the Company and the Subsidiary shall have complied with Section 5(a)(xiv).

(xiii)	Sale-Leasebacks. Enter into sale-leaseback transactions.

(xiv)    Capital Expenditures. Make or commit to make any Capital Expenditures during the period from the Closing Date to the Maturity Date other than as provided for in the NorthMet Project Budget.

(xv)     Change of Name; Business Outside Certain Jurisdictions. (A) Change its name, registered office, chief executive office or jurisdiction of incorporation, or (B) have any place of business or keep or store any material tangible property outside of those jurisdictions (or registration districts within such jurisdictions) set forth in Schedule 5.1(m) to the

Purchase Agreement, (1) except upon thirty (30) days’ prior written notice thereof to the Holder; and (2) unless the Company has done or caused to be done all such acts and things and executed and delivered or caused to be executed and delivered all such deeds, transfers, assignments and instruments as the Holder may reasonably require for perfecting or maintaining the perfection of the Encumbrances of the Security and the priority thereof in the Collateral in favour of the Holder.

(xvi)	Financial Year. Change its Financial Year.

(xvii)   Amendments. Allow (A) any amendments to its constating documents or by-laws; or (B) any amendments to, or grant any waivers in respect of any Material Agreement or any guarantee or security in respect thereof.

(xviii)  Change of Auditors. Change its auditors other than to a nationally recognized accounting firm approved by the Holder acting reasonably.

(xix)    Speculative Transactions. Engage in any interest rate, currency rate, commodity hedge or similar agreement, understanding or obligation, except in the normal course of business and not for speculative purposes.

(c)       Indemnification. The Company will pay, and will indemnify and same harmless the Holder against, all costs and expenses (including legal fees and expenses) incurred with respect to the exercising of any of the rights, remedies and powers of the Holder under this Debenture, or the taking of any other proceedings taken for the purpose of enforcing the remedies provided for under law by reason of non-payment of the obligations hereunder.

Section 6.	Defaults and Remedies.

(a)       Events of Default.       An “Event of Default” is: (i) a default in payment of any principal amount due hereunder; (ii) a default in payment of any interest or other amount due hereunder which default continues for more than five (5) Business Days after the due date thereof; (iii) a default in the timely issuance of Underlying Shares upon and in accordance with the terms of the Warrants, which default continues for five (5) Business Days after the Parent has received written notice informing the Parent that it has failed to issue shares or deliver share certificates within the fifth day following the exercise date; (iv) failure by the Company or the Parent for fifteen (15) days after written notice has been received by the Company or the Parent, as applicable, to comply with any material provision of any of the Agreements (including the failure of the Company to make a Change in Control Offer in accordance with Section 3(e)); (v) a material breach by the Company or the Parent of its covenants, representations or warranties in the Purchase Agreement, Escrow Agreement, Registration Rights Agreement, Security Documents (including the Parent Guarantee), or Warrants; (vi) any default after any cure period under, or acceleration prior to maturity of, any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company or the Parent for in excess of One Million U.S. Dollars (US$1,000,000) or for money borrowed the repayment of which is guaranteed by the Company or the Parent for in excess of One Million U.S. Dollars (US$1,000,000), whether such indebtedness or guarantee now exists or shall be created hereafter; (vii) if the Company or the

Parent is subject to any Bankruptcy Event; (viii) if a judgment or order is obtained against the Company or the Parent which has or would have a Material Adverse Effect, and, if such judgment or order is for the payment of money, the judgment or order has not been dismissed, stayed or satisfied within twenty (20) days of the date that such judgment or order is issued; (ix) if any material permit or license or Material Agreement of the Company or the Parent expires or is withdrawn, cancelled, terminated, or modified (and such expiry, withdrawal, cancellation, termination or modification would have a Material Adverse Effect) and is not reinstated or replaced within thirty (30) days thereafter without material impairment of the property or business of the Company or the Parent; (x) a final judgment, writ of execution, garnishment or attachment or similar process is issued or levied against any property of the Company or the Parent having a fair market value in excess of One Million U.S. Dollars (US$1,000,000)and such judgment, writ, execution, garnishment, attachment or similar process is not released, bonded, satisfied, discharged, vacated or stayed within forty-five (45) days after its entry, commencement or levy; (x) solely with respect to Principal Amounts held by Glencore AG, a material breach by the Parent of its covenants, representations or warranties in the Marketing Agreement, Copper Offtake Agreement or Nickel Offtake Agreement; or (xi) the post-closing covenants of the Company and the Parent set out in Section 4.8 of the Purchase Agreement have not been performed within thirty (30) days of the date hereof.

(b)       Remedies. If an Event of Default occurs and is continuing with respect to the Debenture, the Holder may declare all of the then outstanding Principal Amount of this Debenture and all other debentures held by the Holder, to be due and payable immediately, and the Holder may commence such legal action or proceedings as it, in its sole discretion, deems necessary, all without any additional notice, presentation, demand, protest, notice of dishonor, entering into of possession of any of the assets of the Company or any other action or notice, all of which the Company hereby expressly waives, except that in the case of an Event of Default arising from events described in clauses (vi) through (x) of Section 6(a), inclusive, this Debenture shall become due and payable without further action or notice. In the event of such acceleration, the amount due and owing to the Holder shall be 120% of the outstanding Principal Amount of the Debenture held by the Holder. In either case the Company shall pay interest on such amount in cash at the Default Rate (as defined below) to the Holder if such amount is not paid within seven (7) days of Holder’s request. The remedies under this Debenture shall be cumulative.

(c)       Notice of Default. The Company covenants to provide written notice to the Holder within two (2) Business Days upon the occurrence of any Event of Default.

(d)       Default Interest. Notwithstanding anything contained herein, this Debenture shall bear interest on the due and unpaid outstanding Principal Amount from and after the occurrence and during the continuance of an Event of Default pursuant to Section 6(a) at the rate (the “Default Rate”) equal to the lower of 18% per annum or the highest rate permitted by law.

Section 7.	General.

(a)       Technical Services Committee. The Holder of a majority of the Principal Amount outstanding under this Debenture shall be entitled to select and appoint one (1) member

(the “Appointee”) to the Technical Services Committee of the Company and shall be entitled to select and appoint any successor to or replacement of such Appointee, subject, in each case, to the Company’s consent which shall not be unreasonably withheld.

(b)       Payment of Expenses. The Company agrees to pay all reasonable charges and expenses, including attorneys’ fees and expenses, which may be incurred by the Holder in successfully enforcing this Debenture and/or collecting any amount due under this Debenture.

(c)       Interest Act (Canada) Disclosure. For the purposes of disclosure pursuant to the Interest Act (Canada), the yearly rate of interest to which the rate of interest applicable to any interest period, computed as provided under Section 2 above, is equivalent is the rate of interest for such interest period multiplied by a fraction of which (i) the numerator is the actual number of days in the 12-month period commencing on the date of the commencement of such interest period and ending on the day immediately preceding the anniversary of such date of commencement, and (ii) the denominator is three hundred sixty-five (365).

(d)       Savings Clause. In case any provision of this Debenture is held by a court of competent jurisdiction to be excessive in scope or otherwise invalid or unenforceable, such provision shall be adjusted rather than voided, if possible, so that it is enforceable to the maximum extent possible, and the validity and enforceability of the remaining provisions of this Debenture will not in any way be affected or impaired thereby. In no event shall the amount of interest paid hereunder exceed the maximum rate of interest on the unpaid principal balance hereof allowable by applicable law. If any sum is collected in excess of the applicable maximum rate, the excess collected shall be applied to reduce the principal debt. If the interest actually collected hereunder is still in excess of the applicable maximum rate, the interest rate shall be reduced so as not to exceed the maximum allowable under law.

(e)       Amendment. Neither this Debenture nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the Company and the Holder.

(f)        Assignment, Etc. The Holder may assign or transfer this Debenture at any time and from time to time in whole or in part to any transferee, without the consent of the Company, provided that any partial assignment of this Debenture shall be for a minimum principal amount of not less than Five Million U.S. Dollars (US$5,000,000). The Holder shall notify the Company of any such assignment or transfer promptly. This Debenture shall be binding upon the Company and its successors and shall inure to the benefit of the Holder and its successors and assigns.

(g)       No Waiver. Neither the extension of time for making any payment which is due and payable under this Debenture at any time or times, nor the failure on the part of the Holder to exercise, and no delay in exercising any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Holder of any right, remedy or power hereunder preclude any other or future exercise of any other right, remedy or power. Each and every right, remedy or power hereby granted to the Holder or allowed it by law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Holder from time to time.

(h)	Governing Law; Jurisdiction.

(i)        Governing Law. THIS DEBENTURE WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO ANY CONFLICTS OF LAWS PROVISIONS THEREOF THAT WOULD DEFER TO THE SUBSTANTIVE LAWS OF ANOTHER JURISDICTION.

(ii)       Jurisdiction. The Company irrevocably submits to the exclusive jurisdiction of any State or Federal Court sitting in the State of New York, County of New York, over any suit, action, or proceeding arising out of or relating to this Debenture. The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding brought in such a court and any claim that suit, action, or proceeding has been brought in an inconvenient forum.

The Company agrees that the service of process upon it mailed by certified or registered mail (and service so made shall be deemed complete three (3) days after the same has been posted as aforesaid) or by personal service shall be deemed in every respect effective service of process upon it in any such suit or proceeding. Nothing herein shall affect Holder’s right to serve process in any other manner permitted by law. The Company agrees that a final non-appealable judgment in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on such judgment or in any other lawful manner.

(iii)     NO JURY TRIAL. THE COMPANY HERETO KNOWINGLY AND VOLUNTARILY WAIVES ANY AND ALL RIGHTS IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION BASED ON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS DEBENTURE.

(i)        Replacement Debenture. This Debenture may be exchanged by Holder at any time and from time to time for a Debenture or debentures with different denominations representing an equal aggregate outstanding Principal Amount, as reasonably requested by Holder, upon surrendering the same. No service charge will be made for such registration or exchange. In the event that Holder notifies the Company that this Debenture has been lost, stolen or destroyed, a replacement Debenture identical in all respects to the original Debenture (except for registration number and Principal Amount, if different than that shown on the original Debenture), shall be issued to the Holder, provided that the Holder executes and delivers to the Company an agreement reasonably satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with the Debenture.

(j)        Judgment Currency. If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due to the Holder in any currency (the “Original Currency”) into another currency (the “Other Currency”), the parties agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which, in accordance with normal banking procedures, the Holder could purchase the Original Currency with the Other Currency on the Business Day preceding the day on which final judgment is given or, if permitted by Applicable Law, on the day on which the judgment is paid or satisfied. The obligations of the Company in respect of any sum due in the Original Currency from it to the Holder under any of the Security Documents shall, notwithstanding any judgment in any Other

Currency, be discharged only to the extent that on the Business Day following receipt by the Holder of any sum adjudged to be so due in the Other Currency, the Holder may, in accordance with normal banking procedures, purchase the Original Currency with such Other Currency. If the amount of the Original Currency so purchased is less than the sum originally due to the Lender in the Original Currency, the Company agrees, as a separate obligation and notwithstanding the judgment, to indemnify the Holder, against any loss, and, if the amount of the Original Currency so purchased exceeds the sum originally due to the Holder in the Original Currency, the Holder shall remit such excess to the Company.

(k)       Further Assurances. Each party shall from time to time promptly execute and deliver all further documents and take all further action necessary to give effect to the provisions and intent of this Debenture.

[Signature Page Follows]

                        IN WITNESS WHEREOF, the Company has caused this Debenture to be duly executed on the day and in the year first above written.

POLY MET MINING, INC.

By:___________________________
Name:
Title:

Attest:

Sign:________________________

Print Name:

EXHIBIT A

FORM OF COMPANY PAYMENT ELECTION NOTICE

To:	[Holder at Holder’s Address]

Date:	______________

Re:

Floating Rate Secured Debenture, due September 30, 2011 of Poly Met Mining, Inc. (the “Debenture”); capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Debenture.

Pursuant to Section 2 of the above-referenced Debenture issued to you (or your assignor or predecessor-in-interest) on or about October __, 2008, we hereby notify you that we are irrevocably electing to pay the Interest Amount due on the Interest Payment Date occurring on _________:

(check one)

In full in cash on such Interest Payment Date.

In full by increasing the Principal Amount by the Interest Amount.

POLY MET MINING, INC.

By:____________________________
Name:
Title:

EXHIBIT B

FORM OF HOLDER PAYMENT ELECTION NOTICE

To:	Poly Met Mining, Inc.

[insert address]

Attn:

Fax:

Date:	______________

Re:

Floating Rate Secured Debenture, due September 30, 2011 of PolyMet Mining Corp. (the “Debenture”); capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Debenture.

Pursuant to Section 2 of the above-referenced Debenture issued by you (or your assignor or predecessor-in-interest) on or about October __, 2008, we hereby notify you that we are irrevocably electing to receive the Interest Amount due on the Interest Payment Date occurring on _________:

(check one)

____________	In full in cash on such Interest Payment Date.
____________	In full by increasing the Principal Amount by the Interest

Amount.

_________________________________ NAME OF HOLDER

By:______________________________
Name:
Title:

EXHIBIT C

DEBENTURE ADJUSTMENT SCHEDULE

Debenture Adjustment Schedule for the Debenture issued by POLY MET MINING, INC. to ________________ on or about October ___, 2008 in the original principal amount of Seven Million Five Hundred Thousand U.S. Dollars (US$7,500,000), to be completed and exchanged by fax or email following each principal repayment of such Debenture.

Date	Decreases Principal amount repaid	Increases Interest Amount paid by Payment in Kind	Remaining principal balance of Debenture	Initialed by Company CEO/CFO	Initialed by authorized representative of Holder

EXHIBIT D

NOTICE OF REDEMPTION

POLY MET MINING, INC.

Floating Rate Secured Debenture Due September 30, 2011

TO:	[Holder] (the "Holder")

NOTICE IS HEREBY GIVEN that, pursuant to the terms of a floating rate secured debenture issued on October •, 2008 (hereinafter referred to as the "Debenture") issued by Poly Met Mining, Inc. (the "Corporation"), the Corporation intends to redeem and will redeem on the • day of •, 20•• (the "Redemption Date") the Debenture at a price equal to the Redemption Cash Payment owing on the Redemption Date in accordance with Section 3(a) of the Debenture.

The Corporation hereby acknowledges that until the Redemption Date, the Holder of the warrant issued by PolyMet Mining Corp. on October •, 2008 (the "Exchange Warrant") may, notwithstanding this Notice of Redemption, exercise the Exchange Warrant in accordance with its terms.

In accordance with the Debenture, upon presentation and surrender thereof by the Holder, the Corporation will satisfy its obligations in respect of its right to redeem by way of the Redemption Cash Payment.

Capitalized terms used herein without definition shall have the respective meanings attributed thereto in the Debenture.

DATED the • day of •, 20••.
POLY MET MINING, INC.
by
Name:
Title:

Name:
Title:

EXHIBIT E

COMPLIANCE CERTIFICATE

[Date]

TO: ( (the "Holder")

The undersigned (the "Corporation") refers to the floating rate secured debenture issued on October •, 2008 (the "Debenture", the terms defined therein being used herein as therein defined). This Compliance Certificate is delivered pursuant to Section 5(a)(i) of the Debenture for the Financial Quarter/Year ending on [•] (the "Period").

We, __________________________ and _________________________, the respective Chief Executive Officer and Chief Financial Officer of the Corporation, in such capacity and not personally, hereby certify that:

1.

We are the duly appointed Chief Executive Officer and Chief Financial Officer of the Corporation and as such we are providing this certificate for and on behalf of the Corporation pursuant to the Debenture.

2.	We are familiar with and have examined the provisions of the Debenture.
3.

The financial statements most recently delivered pursuant to [Section 5(a)(i)(B) or Section 5(a)(i)(C)] of the Debenture present fairly the financial position, results of operations and changes in financial position of the persons specified therein for the Period and as at the last day of such Period, as the case may be, in accordance with GAAP.

4.

The representations and warranties contained in Section 5.1 of the Purchase Agreement are true and correct as though made on the date hereof, except for and any such representation and warranty which is stated to be made as of a certain date.

5.	As of the date hereof, the Corporation is not in breach of any of the covenants contained in Section 5 of the Debenture, and no Event of Default has occurred and is continuing as at the date hereof.
Dated this ___________	day of ________________.

(Name – please print)
Chief Executive Officer

(Name – please print) Chief Financial Officer

EXHIBIT B-1

NEITHER THIS SECURITY NOR THE SECURITIES FOR WHICH THIS SECURITY IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.

THIS WARRANT DOES NOT REQUIRE PHYSICAL SURRENDER OF THE WARRANT IN THE EVENT OF A PARTIAL EXERCISE. AS A RESULT, FOLLOWING ANY EXERCISE OF ANY PORTION OF THIS WARRANT, THE NUMBER OF SHARES OF COMMON STOCK FOR WHICH THIS WARRANT MAY BE EXERCISED MAY BE LESS THAN THE NUMBER OF SHARES SET FORTH BELOW.

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS WARRANT MUST NOT TRADE THIS SECURITY OR THE SECURITIES INTO WHICH THIS SECURITY IS EXERCISABLE BEFORE MARCH 1, 2009.

Issuance Date: October 31st, 2008

POLYMET MINING CORP.

EXCHANGE WARRANT

WARRANT (“WARRANT”) TO PURCHASE COMMON SHARES, WITHOUT PAR VALUE (“COMMON SHARES”)

This is to certify that, for value received, glencore ag(the “Warrantholder”), is entitled to purchase, subject to the provisions of this warrant, from polymet mining corp., a corporation incorporated under the laws of british columbia (the “Company”), at any time and from time to time after the issuance hereof but not later than 11:59 p.m., eastern time, on september 30, 2011 (the “Expiration Date”), a number of common shares (the “Warrant Shares”) equal to the principal amount on the exercise date divided by four dollars in united states currency (us$4.00), subject to adjustment as provided herein (the "Exercise Price”).

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The number of warrant shares purchasable upon exercise of this warrant and the exercise price shall be subject to adjustment from time to time as described herein.

1.	Definitions.

This Warrant has been issued pursuant to the terms of the Purchase Agreement (“Purchase Agreement”) dated on or about the date hereof between the Company and the Warrantholder. Capitalized terms used herein and not defined shall have the meaning specified in the Purchase Agreement. For purposes hereof, the following terms shall have the meanings ascribed to them below:

“1933 Act” has the meaning given to it in Section 4.

“Aggregate Consideration” has the meaning given to it in Section 12(l)(i).

“Bonus Issue” means any issue of Common Shares credited as fully paid to the Shareholders by way of capitalization of profits or reserves (including any share premium account or capital redemption reserve) other than a Dividend in Common Shares;

“Business Day” means any day other than a Saturday, Sunday or a day on which commercial banks in the City of New York, New York, Vancouver, British Columbia or Zug, Switzerland are authorized or required by law or executive order to remain closed.

“Canadian Securities Laws” means all applicable securities laws in each of the provinces and territories of Canada and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, rules, multilateral or national instruments, orders, rulings and other regulatory instruments issued or adopted by the Securities Commissions.

“Capital Reorganization” has the meaning given to it in Section 12(r).

“Common Shares” means the Company’s common shares, without par value.

“Company” means PolyMet Mining Corp., a corporation incorporated pursuant to the laws of British Columbia.

“Consideration per Common Share” has the meaning given to it in Section 12(l)(i).

“Convertible Securities” means any convertible securities, warrants, options or other rights to subscribe for or to purchase or exchange for, Common Shares.

“Current Market Price” means, in respect of a Common Share at a particular date, the arithmetic average of the Volume Weighted Average Price per Common Share for each of the twenty (20) consecutive Exchange Business Days ending on the Exchange Business Day immediately preceding such date (the “Relevant Period”), provided that:

B-1-2

(a)

if at any time during the Relevant Period the Volume Weighted Average Price shall have been based on a price ex-Dividend (or ex-any other entitlement) and during some other part of that period the Volume Weighted Average Price shall have been based on a price cum-Dividend (or cum-any other entitlement), then:

(i)

if the Common Shares to be issued do not rank for the Dividend (or entitlement) in question, the Volume Weighted Average Price on the dates on which the Volume Weighted Average Price shall have been based on a price cum-Dividend (or cum-any other entitlement) shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of that Dividend (or entitlement) per Common Share (excluding any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of Canada); or

(ii)

if the Common Shares to be issued do rank for the Dividend (or entitlement) in question, the Volume Weighted Average Price on the dates on which the Volume Weighted Average Price shall have been based on a price ex-Dividend (or ex-any other entitlement) shall for the purpose of this definition be deemed to have been the amount thereof increased by such similar amount; and

(b)

if on each of the twenty (20) Exchange Business Days during the Relevant Period the Volume Weighted Average Price shall have been based on a price cum-Dividend (or cum-any other entitlement) in respect of a Dividend (or entitlement) which has been declared or announced but the Common Shares to be issued do not rank for that Dividend (or entitlement) the Volume Weighted Average Price on each of such dates shall for the purposes of this definition be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of that Dividend (or entitlement) per Common Share (excluding any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of Canada); and

(c)

if the Volume Weighted Average Price is not available on each of the twenty (20) Exchange Business Days during the Relevant Period, then the arithmetic average of the Volume Weighted Average Prices which are available in the Relevant Period shall be used (subject to the Volume Weighted Average Price being available on at least ten (10) such Exchange Business Days); and

(d)	if the Volume Weighted Average Price is not available on at least ten (10) Exchange Business Days in the Relevant Period, then the Current Market Price shall be Determined by an Expert.

"Debt Assignment" has the meaning given to it in Section 5(c).

"Debt Assignment Agreement" has the meaning given to it in Section 5(c).

B-1-3

“Debentures” means the Issuer's Floating Rate Secured Debentures, due September 30, 2011, in an aggregate original principal amount of US$50,000,000, issued in five tranches by the Issuer to the Warrantholder pursuant to the Purchase Agreement.

“Determined by an Expert” means determined in good faith by an Expert acting as an expert.

“Dividend” means any dividend or distribution of any kind on the class of capital represented by the Shares, whether in cash or otherwise and however described:

(a)	including a Dividend in Shares;

(b)	excluding a Bonus Issue;

(c)	including a purchase or redemption of Common Shares as described in Section 12(a)(i) (Dividends - Share Repurchases); and

(d)	including any other issue of shares or other securities credited as fully or partly paid by way of capitalization of profits or reserves.

“Dividend in Shares” means any issue of Common Shares credited as fully paid to the Shareholders by way of capitalization of profits or reserves which is to be, or may at the election of the Shareholders be, issued instead of the whole or any part of a cash Dividend which the Shareholders concerned would or could otherwise have received;

“DTC” has the meaning given to it in Section 5(a).

“DWAC” has the meaning given to it in Section 5(a).

“Exchange Business Day” means any day that is a trading day on the Principal Market other than a day on which the Principal Market is scheduled to close prior to its regular weekday closing time.

“Exercise Agreement” has the meaning given to it in Section 5(a).

“Exercise Date” means a day on which this Warrant is exercised in whole or in part pursuant to Section 5(a).

“Exercise Price” has the meaning given to it in the first paragraph of this Warrant.

“Expert” means, in relation to any matter to be Determined by an Expert, an investment bank and/or a firm of accountants which is, in either case, of international repute, and independent of the Company and the Warrantholder, selected by the Warrantholder and acceptable to the Company, acting reasonably, and appointed to act as an expert for the purposes of such matter in accordance with the provisions of this Warrant.

“Expiration Date” has the meaning given to it in the first paragraph of this Warrant.

B-1-4

“Fair Market Value” means:

(a)	with respect to a cash Dividend or other cash amount the amount of such cash; and

(b)	with respect to any other property on any date, the fair market value of that property,

provided, however, that in any such case:

(c)

where options, warrants or other rights are publicly traded in a market, the fair market value of such options, warrants or other rights shall equal the arithmetic mean of the daily closing prices of such options, warrants or other rights during the period of five (5) trading days on the relevant market commencing on such date (or, if later, the first such trading day such options, warrants or other rights are publicly traded) or such shorter period as such options, warrants or other rights are publicly traded;

(d)

any cash Dividend declared or paid in a currency other than U.S. dollars shall be converted into U.S. dollars at the rate of exchange used to determine the amount payable to Shareholders who were paid or are to be paid the cash Dividend in U.S. dollars; and

(e)	any other amount or value in a currency other than U.S. dollars shall be converted into U.S. dollars at the Screen Rate on that date.

“Governmental Authority” means any government (including any federal, provincial, state, territorial, municipal or local government) or political subdivision or any agency, authority, bureau, regulatory or administrative authority, central bank, monetary authority, commission, department or instrumentality thereof, the TSX and the NYSE Alternext or any other public securities exchange, or any court, tribunal, judicial entity, or arbitrator, whether foreign or domestic.

"Issuance Date" means October 31st, 2008.

“Issuer” means Poly Met Mining, Inc., a corporation incorporated pursuant to the laws of Minnesota.

“Number of Common Shares” has the meaning given to it in Section 12(l)(i).

“NYSE Alternext” means the New York Stock Exchange Alternext US.

“Person” means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, pool, syndicate, sole proprietorship, unincorporated organization, Governmental Authority or any other form of entity not specifically listed herein.

B-1-5

“Principal Amount” has the meaning given to it in the Debentures.

“Principal Market” means the NYSE Alternext or such other principal market or exchange on which the Common Shares are then listed for trading.

“Purchase Agreement” means the purchase agreement between the Company, the Issuer and the Warrantholder dated on or about the Issuance Date pursuant to which the Debentures and the Warrant were originally issued.

“Purchase Warrant” means the warrant, dated the Issuance Date, issued by the Company to the Warrantholder with respect to 6,250,000 Common Shares.

“Record Date”means, in respect of any entitlement to receive any dividend or other distribution declared, paid or made, or any rights granted, the record date or other due date for the establishment of the relevant entitlement.

“Relevant Period” has the meaning given to it in the definition of Current Market Price.

“Right” means any right, privilege, power, immunity or other interest or remedy of any kind.

“Screen Rate” means, on any day, and in respect of the translation or conversion of one currency into another currency, the rate of exchange between such currencies appearing on Reuters page ECB 37 at or about 11:00 a.m. London time on that day, or if that page is not available or that rate of exchange does not appear on that page at or about that time on that day, the rate of exchange between such currencies appearing on such other screen or information service, or determined in such other manner as the Warrantholder shall determine, with the prior written approval of the Company.

“Securities Commissions” means, collectively, the securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada.

“Securities Rights” means, in respect of any securities or assets, any options, warrants or other rights (other than Share-Related Securities) which by their terms of issue carry a right to subscribe for, purchase or otherwise acquire such securities or assets;

“Share-Related Securities” means any securities which by their original terms of issue:

(a)	carry a right to subscribe for, purchase or otherwise acquire Common Shares or any securities which by their terms of issue might be redesignated as Common Shares; or

(b)	are capable of being redesignated as Common Shares or redesignated so as to carry a right to subscribe for, purchase or otherwise acquire Common Shares;

B-1-6

“Shareholder” means the person in whose name a Common Share is for the time being registered in the register of share ownership maintained by or on behalf of the Company.

“Share Repurchase Threshold” has the meaning given to it in Section 12(a)(i).

“TSX” means the Toronto Stock Exchange.

“Transfer Agent” has the meaning given to it in Section 10(a).

“Volume Weighted Average Price” means, in respect of a Common Share on any Exchange Business Day, the volume-weighted price of a Common Share appearing on or derived from the Bloomberg “Equity VWAP” page (or such other source as shall be Determined by an Expert) on such Exchange Business Day:

(a)

if on any such Exchange Business Day such price is not available or cannot otherwise be determined as provided above, the Volume Weighted Average Price of a Common Share in respect of such Exchange Business Day shall be the Volume Weighted Average Price, determined as provided above, on the immediately preceding Exchange Business Day on which the same can be so determined; and

(b)

if any Dividend or other entitlement in respect of the Common Shares is announced on or prior to the relevant Exercise Date in circumstances where the Record Date in respect of such Dividend or other entitlement shall be on or after the relevant Exercise Date and if on any such Exchange Business Day the price as determined as provided above is based on a price ex-Dividend or ex-any other entitlement, then such price shall be increased by an amount equal to the Fair Market Value of any such Dividend or other cash entitlement as at the date of announcement of such Dividend or entitlement per Share.

“Warrantholder” means Glencore AG and its successors and permitted assigns.

“Warrant Shares” means the Common Shares into which this Warrant is exercisable, subject to adjustment as provided herein.

2.	Interpretation. In this Warrant:

(a)	a word importing the masculine, feminine or neuter gender also includes members of the other genders;

(b)	a word defined in or importing the singular number has the same meaning when used in the plural number, and vice versa;

(c)	a word importing persons shall include partnerships and corporations;

B-1-7

(d)	the headings to each section are inserted for convenience of reference only and do not form part of this Warrant;

(e)	all dollar amounts shall be in dollars of the United States of America unless otherwise specified; and

(f)	“including” means “including without limitation”.

3.                    Registration. The Company shall maintain books for the transfer and registration of the Warrant. Upon the initial issuance of the Warrant, the Company shall issue and register the Warrant in the name of the Warrantholder.

4.                     Transfers. As provided herein, this Warrant may be transferred in a transaction subject to United States securities laws only pursuant to a registration statement filed under the 1933 Act or an exemption from registration thereunder. Subject to such restrictions, the Company shall transfer this Warrant from time to time, upon the books to be maintained by the Company for that purpose, upon surrender hereof for transfer properly endorsed or accompanied by appropriate instructions for transfer upon any such transfer, and a new Warrant shall be issued to the transferee and, if a partial transfer, a new Warrant shall be issued to the transferor, and the surrendered Warrant shall be canceled by the Company.

5.                     Exercise of Warrant.

(a)       Exercise of Warrant. Subject to the provisions hereof, the Warrantholder may exercise this Warrant in whole or in part at any time and from time to time up to 11:59 P.M., Eastern time, on the Expiration Date upon surrender of the Warrant, together with delivery of the duly executed Warrant exercise form attached hereto as Exhibit A (the “Exercise Agreement”) accompanied by the original of the Debentures to the Company during normal business hours on any Business Day at the Company’s principal executive offices (or such other office or agency of the Company as it may designate by notice to the holder hereof), and upon payment to the Company by Debt Assignment (as hereinafter defined) of the Exercise Price for the Warrant Shares specified in the Exercise Agreement. The Warrant Shares so purchased shall be deemed to be issued to the holder hereof or such holder’s designee, as the record owner of such shares, as of the close of business on the date on which the duly executed Exercise Agreement shall have been delivered to the Company (or such later date as may be specified in the Exercise Agreement). Certificates for the Warrant Shares so purchased, representing the aggregate number of shares specified in the Exercise Agreement, shall be delivered to the holder hereof within a reasonable time, not exceeding three (3) Business Days, after this Warrant shall have been so exercised. The certificates so delivered shall be in such denominations as may be requested by the holder hereof and shall be registered in the name of such holder or such other name as shall be designated by such holder. If this Warrant shall have been exercised only in part, then, unless this Warrant has expired, the Company shall (subject to Section 5(e) below), at its expense, at the time of delivery of such certificates, deliver to the holder a new Warrant representing the number of shares with respect to which this Warrant shall not then have been exercised. In lieu of delivering physical certificates representing the Common Shares issuable

B-1-8

upon exercise of this Warrant, provided the Company’s Transfer Agent is participating in the Depository Trust Company (“DTC”) Deposit/Withdrawal at Custodian (“DWAC”) system, upon request of the Warrantholder, the Company shall use commercially reasonable efforts to cause its Transfer Agent to electronically transmit such shares issuable upon exercise to the Warrantholder (or its designee), by crediting the account of the Warrantholder’s (or such designee’s) prime broker with DTC through its DWAC system (provided that the same time periods herein as for stock certificates shall apply).

(b)       The Warrantholder may exercise this Warrant for a number of Common Shares less than the maximum number the Warrant Holder is entitled to purchase pursuant to this Warrant. In the event of a purchase of a number of Common Shares less than the maximum number which may be purchased pursuant to the Warrant, the Warrantholder shall be entitled to receive, without charge except as aforesaid, a new Warrant in respect of the balance of the Common Shares which such holder was entitled to purchase pursuant to this Warrant and which was not then purchased.

(c)       After 11:59 P.M., Eastern time, on the Expiration Date, all rights under this Warrant in respect of which the right of subscription and purchase of Common Shares herein provided for shall not theretofore have been exercised shall wholly cease and terminate and this Warrant shall be void and of no effect.

(d)       Debt Assignment. Payment of the Exercise Price for the Warrant Shares specified in the Exercise Agreement shall be paid by way of assignment by the Warrantholder to the Company of such Principal Amount of the Debentures as is equal to the Exercise Price (the "Debt Assignment"). In order to effect such Debt Assignment, the Warrantholder shall deliver concurrently with the Exercise Agreement a duly executed debt assignment agreement in the form attached hereto as Exhibit B (the "Debt Assignment Agreement") together with the original of the Debentures, which Debt Assignment Agreement the Company shall countersign and return a signed copy thereof to the Warrantholder within a reasonable time, not exceeding three (3) Business Days, after this Warrant shall have been so exercised. Notwithstanding anything contained in this Warrant, the Warrantholder shall not be entitled to exercise this Warrant and purchase Common Shares for more than the Principal Amount outstanding on the applicable Exercise Date.

(e)       Book-Entry. Notwithstanding anything to the contrary set forth herein, upon exercise of any portion of this Warrant in accordance with the terms hereof, the Warrantholder shall not be required to physically surrender this Warrant to the Company unless such holder is purchasing the full amount of Warrant Shares represented by this Warrant. The Warrantholder and the Company shall maintain records showing the number of Warrant Shares so purchased hereunder and the dates of such purchases or shall use such other method, reasonably satisfactory to the Warrantholder and the Company, so as not to require physical surrender of this Warrant upon each such exercise. The Warrantholder and any assignee, by acceptance of this Warrant or a new Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following exercise of any portion of this Warrant, the number of Warrant Shares which may be purchased upon exercise of this Warrant may be less than the number of Warrant Shares set forth on the face hereof.

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6.                     Compliance with the 1933 Act. Neither this Warrant nor the Warrant Shares to be issued upon exercise hereof nor any other security issued or issuable upon exercise of this Warrant may be offered or sold except as provided in this Warrant and, in respect of a transaction subject to United States securities laws, in conformity with the 1933 Act, and then only against receipt of an agreement of such person to whom such offer of sale is made to comply with the provisions of this Section 6 with respect to any resale or other disposition of such security. The Company may cause the legend set forth on the first page of this Warrant to be set forth on each Warrant or a similar legend to be set forth on any security issued or issuable upon exercise of this Warrant until the Warrant Shares have been registered for resale under the Registration Rights Agreement or until Rule 144 is available, unless counsel for the Company is of the opinion as to any such security that such legend is unnecessary.

7.                     Payment of Taxes. The Company shall pay any documentary stamp taxes attributable to the initial issuance of Warrant Shares issuable upon the exercise of the Warrant; provided, however, that the Company shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificates for Warrant Shares in a name other than that of the registered holder of this Warrant in respect of which such shares are issued. The Warrantholder shall be responsible for income taxes due under federal or state law, if any such tax is due.

8.                     Mutilated or Missing Warrants. In case this Warrant shall be mutilated, lost, stolen, or destroyed, the Company shall issue in exchange and substitution of and upon cancellation of the mutilated Warrant, or in lieu of and substitution for the Warrant lost, stolen or destroyed, a new Warrant of like tenor and for the purchase of a like number of Warrant Shares, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction of the Warrant, and with respect to a lost, stolen or destroyed Warrant, reasonable indemnity or bond with respect thereto, if reasonably requested by the Company.

9.                     Representation and Warranty. The Company hereby represents and warrants to the Warrantholder that the Company is duly authorized and has the corporate and lawful power and authority to create and issue this Warrant and the Common Shares issuable upon the exercise hereof and perform its obligations hereunder and that this Warrant represents a valid, legal and binding obligation of the Company enforceable in accordance with its terms.

10.                   Covenants. The Company covenants and agrees that so long as any Warrants evidenced hereby remain outstanding:

(a)

the Company shall at all applicable times keep reserved, out of its authorized and unissued Common Shares, 125% of the number of shares sufficient to provide for the exercise of the rights of purchase represented by the Warrant in full, and the transfer agent for the Common Shares, including every subsequent transfer agent for the Common Shares or other shares of the Company’s capital stock issuable

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upon the exercise of any of the rights of purchase aforesaid (“Transfer Agent”), shall be irrevocably authorized and directed at all times to reserve such number of authorized and unissued Common Shares as shall be requisite for such purpose;

(b)

all Warrant Shares issued upon exercise of the Warrant in accordance with its terms shall be, at the time of delivery of the certificates for such Warrant Shares, duly authorized, validly issued, fully paid and non-assessable Common Shares;

(c)

the Company shall keep a conformed copy of this Warrant on file with its Transfer Agent, and shall supply from time to time the Transfer Agent with duly executed stock certificates required to honor the outstanding Warrant;

(d)

the Company shall and shall cause the Issuer to do, or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence, and obtain, preserve, renew and keep in full force and effect any and all material permits and licenses;

(e)

the Company shall maintain its status as a reporting issuer not in default in each of the provinces and territories of Canada pursuant to the Canadian Securities Laws and maintain a listing of the Common Shares on the TSX and NYSE Alternext and have the Common Shares issued pursuant to the exercise of the Warrants listed and posted for trading on the TSX and NYSE Alternext;

(f)	the Company shall ensure, if required, that the share certificates representing the Warrant Shares carry a resale legend in the form prescribed by applicable Canadian Securities Laws; and

(g)

the Company shall give notice to the Warrantholder of its intention to fix a record date for any event referred to in Section 12 which may give rise to an adjustment in the Exercise Price, and, in each case, such notice shall specify the particulars of such event, the record date and the effective date for such event. Such notice shall be given not less than ten (10) Business Days in each case prior to such applicable record date.

11.                   Exercise Price. The Exercise Price shall be payable in lawful money of the United States of America.

12.                   Adjustments. Subject and pursuant to the provisions of this Section 12, the Exercise Price and number of Warrant Shares subject to this Warrant shall be subject to adjustment from time to time as set forth hereinafter.

(a)	Dividends.

(i)

Share Repurchases: A purchase or redemption of Common Shares by the Company on any day at an average price on that day which exceeds the Share Repurchase Threshold will constitute a Dividend, and the amount of such Dividend per Common Share will be such excess. On any day, the “Share Repurchase Threshold” means the Current Market Price of the Common Shares either (1) on that date, or (2) where an announcement (excluding for the avoidance of doubt, general authority for such purchases given by a shareholders meeting of the Company or any notice convening such meeting) has been made of the intention to purchase Common Shares at some future date at a specified price, on the Business Day immediately preceding the date of such announcement.

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(ii)	Adjustment Event: If and whenever the Company shall distribute any Dividend to the Shareholders, the Exercise Price shall be subject to adjustment in accordance with this Section 12(a).

(iii)	Effective Date: For the purposes of this Section 12(a), the “Effective Date” means the date on which the relevant Dividend is actually distributed.

(iv)

Adjustment to the Exercise Price: If and whenever the Company shall distribute any Dividend to the Shareholders, where the Exercise Date in respect of the relevant part (if applicable) of the Warrant has not occurred prior to the Effective Date, the Exercise Price shall be adjusted by multiplying the Exercise Price in force immediately prior to the Effective Date by the following fraction:

A – B

A

where:

A =      the Current Market Price of one Common Share (expressed in U.S. dollars) on the Exchange Business Day immediately preceding the date of the first public announcement of the terms of such Dividend; and

B =      the Fair Market Value on the date of such announcement of the portion of the Dividend attributable to one Common Share.

(v)

Effect of Adjustment: The Exercise Price as adjusted pursuant to this Section 12(a) shall apply, with effect from and including the Effective Date, where the Exercise Date in respect of the relevant part (if applicable) of the Warrant has not occurred prior to the Effective Date. Any such adjustment shall be subject to any subsequent adjustment pursuant to the provisions of this Warrant.

(b)	Bonus Issues.

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(i)	Adjustment Event: If and whenever the Company shall make any Bonus Issue, the Exercise Price shall be subject to adjustment in accordance with this 12(b).

(ii)	Effective Date: For the purposes of this 12(b), the “Effective Date” means the date of issue of the relevant Common Shares.

(iii)

Adjustment to the Exercise Price: Where the Exercise Date in respect of the relevant part (if applicable) of the Warrant has not occurred prior to the Effective Date, the Exercise Price shall be adjusted by multiplying the Exercise Price in effect immediately prior to the Effective Date by the following fraction:

A

B

where:

A =      the number of Common Shares in issue immediately before the issue of such Common Shares; and

B =      the number of Common Shares in issue immediately after the issue of such Common Shares.

(iv)

Effect of Adjustment: The Exercise Price as adjusted pursuant to this Section 12(b) shall apply, with effect from and including the Effective Date, where the Exercise Date in respect of the relevant part (if applicable) of the Warrant has not occurred prior to the Effective Date. Any such adjustment shall be subject to any subsequent adjustment pursuant to the provisions of this Warrant.

(c)	Consolidation or Subdivision.

(i)	Adjustment Event: If and whenever there shall be any consolidation or subdivision of the Common Shares, the Exercise Price shall be subject to adjustment in accordance with this Section 12(c).

(ii)	Effective Date: For the purposes of this Section 12(c), the “Effective Date” means the date on which such subdivision or consolidation becomes effective.

(iii)

Adjustment to the Exercise Price: Where the Exercise Date in respect of the relevant part (if applicable) of the Warrant has not occurred prior to the Effective Date, the Exercise Price shall be adjusted by

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multiplying the Exercise Price in effect immediately prior to the Effective Date by the following fraction:

A

B

where;

A =      the number of Common Shares in issue immediately before such alteration; and

B =      the number of Common Shares in issue immediately after such alteration.

(iv)

Effect of Adjustment: The Exercise Price as adjusted pursuant to this Section 12(c) shall apply, with effect from and including the Effective Date, where the Exercise Date in respect of the relevant part (if applicable) of the Warrant has not occurred prior to the Effective Date. Any such adjustment shall be subject to any subsequent adjustment pursuant to the provisions of this Warrant.

(d)	Common Shares, Securities Rights and Share-Related Securities Issued to Shareholders.

(i)

Adjustment Event: If and whenever the Company shall issue, grant or offer Common Shares, Share-Related Securities, Securities Rights in respect of Common Shares or Securities Rights in respect of Share-Related Securities to all or substantially all of the Shareholders as a class by way of rights as a result of which, in each case, Shareholders have the right to acquire Common Shares at a Consideration per Common Share which is less than 100%, of the Current Market Price of the Common Shares on the Exchange Business Day immediately preceding the date of the first public announcement of such issue, grant or offer, the Exercise Price shall be subject to adjustment in accordance with this Section 12(d).

(ii)	Effective Date: For the purposes of this Section 12(d), the “Effective Date” means the first date on which the Common Shares are traded ex-rights, ex-warrants or ex-options on the Principal Market.

(iii)

Adjustment to the Exercise Price: Where the Exercise Date in respect of the relevant part (if applicable) of the Warrant has not occurred prior to the Effective Date, the Exercise Price shall be adjusted by multiplying the Exercise Price in effect immediately prior to the Effective Date by the following fraction:

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A + B

A + C

where:

A =      the number of Common Shares in issue on the Exchange Business Day immediately preceding the date of such announcement;

B =      the number of Common Shares which the Aggregate Consideration would purchase at such Current Market Price; and

C =      (1) in the case of an issue, grant or offer of Common Shares, the number of Common Shares comprised in the issue, grant or offer; or (2) in the case of an issue, grant or offer of Share-Related Securities or Securities Rights, the maximum number of Common Shares which could be issued upon exercise in full of the rights to subscribe for, purchase or otherwise acquire Common Shares pursuant to the terms of such Share-Related Securities or Securities Rights at the initial price or rate.

(iv)

Formula: If on the date (for purposes of this Section 12(d), the “Specified Date”) of issue, grant or offer of the relevant Share-Related Securities, Securities Rights in respect of Common Shares or Securities Rights in respect of Share-Related Securities to all or substantially all of the Shareholders as a class by way of rights the maximum number of Common Shares which could be issued upon exercise in full of the rights to subscribe for, purchase or otherwise acquire Common Shares pursuant to the terms of such Share-Related Securities or Securities Rights is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time then, for the purposes of this Section 12(d), “C” shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such subscription, purchase or acquisition had taken place on the Specified Date; provided, however, that if such Share-Related Securities or Securities Rights expire or are canceled prior to the subsequent full exercise of this Warrant, the Aggregate Consideration for the related Common Shares shall not include the exercise, exchange or conversion price of such expired or canceled Share-Related Securities or Securities Rights.

(v)

Effect of Adjustment: The Exercise Price as adjusted pursuant to this Section 12(d) shall apply, with effect from and including the Effective Date, where the Exercise Date has not occurred prior to the Effective Date. Any such adjustment shall be subject to any subsequent adjustment pursuant to the provisions of this Warrant.

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(e)	Issue of Other Securities to Shareholders.

(i)

Adjustment Event: If and whenever the Company shall issue any securities (other than Common Shares, Share-Related Securities, Securities Rights in respect of Common Shares or Securities Rights in respect of Share-Related Securities) to all or substantially all of the Shareholders as a class by way of rights or the Company shall issue or grant any Securities Rights in respect of any securities (other than Common Shares, Share-Related Securities, Securities Rights in respect of Common Shares or Securities Rights in respect of Share-Related Securities) or assets to all or substantially all of the Shareholders as a class, the Exercise Price shall be subject to adjustment in accordance with this Section 12(e).

(ii)	Effective Date: For the purposes of this Section 12(e), “Effective Date” means the first date on which the Common Shares are traded ex-rights, ex-warrants or ex-options on the Principal Exchange.

(iii)

Adjustment to the Exercise Price: Where the Exercise Date in respect of the relevant part (if applicable) of the Warrant has not occurred prior to the Effective Date, the Exercise Price shall be adjusted by multiplying the Exercise Price in effect immediately prior to the Effective Date by the following fraction:

A - B

  A

where:

A =      the Current Market Price of one Common Share on the Exchange Business Day immediately preceding the date of the first public announcement of the terms of such issue or grant; and

B =      the Fair Market Value on the date of such announcement of the portion of the rights attributable to one Common Share.

(iv)

Effect of Adjustment: The Exercise Price as adjusted pursuant to this Section 12(e) shall apply, with effect from and including the Effective Date, where the Exercise Date has not occurred prior to the Effective Date. Any such adjustment shall be subject to any subsequent adjustment pursuant to the provisions of this Warrant.

(f)	Issues of Common Shares at Below Current Market Price.

(i)	Adjustment Event: If and whenever the Company shall issue, wholly for cash, any Common Shares or the Company shall issue or grant, wholly for

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cash or for no consideration, Securities Rights in respect of Common Shares or Securities Rights in respect of Share-Related Securities as a result of which, in each case, persons to whom the Common Shares or Securities Rights are issued or granted have the right to acquire Common Shares at a Consideration per Common Share which is less than 100%, of the Current Market Price of the Common Shares on the Exchange Business Day immediately preceding the date of the first public announcement of such issue or grant, the Exercise Price shall be subject to adjustment in accordance with this Section 12(f). However, if any such issue or grant also falls within the terms of Section 12(d) or constitutes an issue of Common Shares consequent upon the exercise of Exchange Securities Rights or on the exercise of any other rights of conversion into, or exchange or subscription for, Common Shares, the Exercise Price shall not be subject to adjustment in accordance with this Section 12(f).

(ii)	Effective Date: For the purposes of this Section 12(f), the “Effective Date” means the date of issue of such Common Shares or, as the case may be, the issue or grant of such Securities Rights.

(iii)

Adjustment to the Exercise Price: Where the Exercise Date in respect of the relevant part (if applicable) of the Warrant has not occurred prior to the Effective Date, the Exercise Price shall be adjusted by multiplying the Exercise Price in effect immediately prior to the Effective Date by the following fraction:

A + B

A + C

where:

A =      the number of Common Shares in issue on the Exchange Business Day immediately preceding the date of such announcement;

B =      the number of Common Shares which the Aggregate Consideration would purchase at such Current Market Price; and

C =      (1) in the case of an issue of Common Shares, the number of Common Shares issued; or (2) in the case of an issue or grant of Securities Rights, the maximum number of Common Shares which could be issued upon exercise in full of the rights to subscribe for, purchase or otherwise acquire Common Shares and, if applicable, Share-Related Securities pursuant to the terms of such Securities Rights and, if applicable, Share-Related Securities at the initial price or rate.

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(iv)

Formula: If on the date (for purposes of this Section 12(f), the “Specified Date”) of issue or grant of the relevant Securities Rights in respect of Common Shares or Securities Rights in respect of Share-Related Securities the maximum number of Common Shares which could be issued upon exercise in full of the rights to subscribe for, purchase or otherwise acquire Common Shares and, if applicable, Share-Related Securities pursuant to the terms of such Securities Rights and, if applicable, Share-Related Securities is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time then, for the purposes of this Section 12(f), “C” shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such subscription, purchase or acquisition had taken place on the Specified Date.

(v)

Effect of Adjustment: The Exercise Price as adjusted pursuant to this Section 12(f) shall apply, with effect from and including the Effective Date, where the Exercise Date in respect of the relevant part (if applicable) of the Warrant has not occurred prior to the Effective Date. Any such adjustment shall be subject to any subsequent adjustment pursuant to the provisions of this Warrant.

(g)	Share-Related Securities Issued Other than to Shareholders.

(i)

Adjustment Event: If and whenever the Company or (pursuant to arrangements with the Company) any other person or entity shall issue, wholly for cash or for no consideration, any Share-Related Securities or shall grant to any existing securities so issued such rights as to make such securities Share-Related Securities as a result of which, in each case, persons to whom the Share-Related Securities or such rights are issued or granted have the right to acquire Common Shares at a Consideration per Common Share which is less than 100%, of the Current Market Price of the Common Shares on the Exchange Business Day immediately preceding the date of the first public announcement of the terms of issue of such Share-Related Securities or the terms of such grant, the Exercise Price shall be subject to adjustment in accordance with this Section 12(g). However, if any such issue or grant also falls within the terms of Section 12(d) (Common Shares, Securities Rights and Share-Related Securities Issued to Shareholders), Section 12(e) (Issue of Other Securities to Shareholders) or Section 12(f) (Issues of Common Shares at Below Current Market Price), the Exercise Price shall not be subject to adjustment in accordance with this Section 12(g).

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(ii)	Effective Date: For the purposes of this Section 12(g) the “Effective Date” means the date of issue of the Share-Related Securities or the grant of the relevant rights.

(iii)

Adjustment to the Exercise Price: Where the Exercise Date in respect of the relevant part (if applicable) of the Warrant has not occurred prior to the Effective Date, the Exercise Price shall be adjusted by multiplying the Exercise Price in effect immediately prior to the Effective Date by the following fraction:

A + B

A + C

where:

A =      the number of Common Shares in issue on the Exchange Business Day immediately preceding the date of such announcement;

B =      the number of Common Shares which the Aggregate Consideration would purchase at such Current Market Price; and

C =      the maximum number of Common Shares which could be issued upon exercise in full of the rights to subscribe for, purchase or otherwise acquire Common Shares pursuant to the terms of such Share-Related Securities at the initial price or rate.

(iv)

Formula: If on the date (for purposes of this Section 12(g), the “Specified Date”) of issue of the relevant Share-Related Securities or date of grant of such rights the maximum number of Common Shares which could be issued upon exercise in full of the rights to subscribe for, purchase or otherwise acquire Common Shares pursuant to the terms of such Share-Related Securities is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time then, for the purposes of this Section 12(g)(iv), “C” shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such subscription, purchase or acquisition had taken place on the Specified Date.

(v)

Effect of Adjustment: The Exercise Price as adjusted pursuant to this 12(f)(v) shall apply, with effect from and including the Effective Date, where the Exercise Date in respect of the relevant part (if applicable) of the Warrant has not occurred prior to the Effective Date. Any such adjustment shall be subject to any subsequent adjustment pursuant to the provisions of this Warrant.

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(h)	Amendment of Terms of Securities Rights or Share-Related Securities.

(i)

Adjustment Event: If and whenever the rights to subscribe for, purchase or otherwise acquire Common Shares pursuant to the terms of any Securities Rights or Share-Related Securities are amended (other than in accordance with their terms of issue (including terms as to adjustment of such rights)) so that following such amendment the Consideration per Common Share is (1) reduced and (2) less than 100%, of the Current Market Price of the Common Shares on the Exchange Business Day immediately preceding the date of the first public announcement of the proposals for such amendment, the Exercise Price shall be subject to adjustment in accordance with this Section 12(h).

(ii)	Effective Date: For the purposes of this Section 12(h), “Effective Date” means the date of amendment of such rights.

(iii)

Adjustment to the Exercise Price: Where the Exercise Date in respect of the relevant part (if applicable) of the Warrant has not occurred prior to the Effective Date, the Exercise Price shall be adjusted by multiplying the Exercise Price in effect immediately prior to the Effective Date by the following fraction:

A + B

A + C

where:

A =      the number or Common Shares in issue on the Exchange Business Day immediately preceding the date of such announcement;

B =      the number of Common Shares which the Aggregate Consideration (calculated taking account of the amended rights) would purchase at such Current Market Price; and

C =      maximum number of Common Shares which could be issued upon exercise in full of the rights to subscribe for, purchase or otherwise acquire Common Shares pursuant to the terms of such Securities Rights or Share-Related Securities at the amended subscription, purchase or acquisition price or rate (but giving credit in such manner as shall be Determined by an Expert to be appropriate for any previous adjustment under Section 12(d) (Common Shares, Securities Rights and Share-Related Securities Issued to Shareholders), Section 12(g) (Share-Related Securities Issued Other than to Shareholders) or this Section 12(h)).

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(iv)

Formula: If on the date (for purposes of this Section 12(h), the “Specified Date”) of such amendment the maximum number of Common Shares which could be issued upon exercise in full of the rights to subscribe for, purchase or otherwise acquire Common Shares pursuant to the terms of such Securities Rights or Share-Related Securities is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time then, for the purposes of this Section 12(h), “C” shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such subscription, purchase or acquisition had taken place on the Specified Date.

(v)

Effect of Adjustment: The Exercise Price as adjusted pursuant to this Section 12(h) shall apply, with effect from and including the Effective Date, where the Exercise Date in respect of the relevant part (if applicable) of the Warrant has not occurred prior to the Effective Date. Any such adjustment shall be subject to any subsequent adjustment pursuant to the provisions of this Warrant.

(i)	Other Arrangements to Acquire Securities.

(i)

Adjustment Event: If and whenever the Company or (pursuant to arrangements with the Company) any other person or entity shall offer any securities in connection with which offer Shareholders as a class are entitled to participate in arrangements whereby such securities may be acquired by them, the Exercise Price shall be subject to adjustment in accordance with this Section 12(i). However, if any such offer also causes the Exercise Price to be adjusted within the terms of Section 12(d) (Common Shares, Securities Rights and Share-Related Securities Issued to Shareholders) or Section 12(e) (Issue of Other Securities to Shareholders) (or would cause the Exercise Price to be so adjusted if the relevant Consideration per Common Share was less than 100% of the Current Market Price per Common Share on the relevant Exchange Business Day), the Exercise Price shall not be subject to adjustment in accordance with this Section 12(i).

(ii)	Effective Date: For the purposes of this Section 12(i), the “Effective Date” means the first date on which the Common Shares are traded ex-rights on the Principal Exchange.

(iii)

Adjustment to the Exercise Price: Where the Exercise Date in respect of the relevant part (if applicable) of the Warrant has not occurred prior to the Effective Date, the Exercise Price shall be adjusted by multiplying the Exercise Price in effect immediately prior to the Effective Date by the following fraction:

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A - B

A

where:

A =      the Current Market Price of one Common Share on the Exchange Business Day immediately preceding the date of the first public announcement of such offer; and

B =      the Fair Market Value on the date of such announcement of the portion of the relevant offer attributable to one Common Share.

(iv)

Effect of Adjustment: The Exercise Price as adjusted pursuant to this Section 12(i) shall apply, with effect from and including the Effective Date, where the Exercise Date has not occurred prior to the Effective Date. Any such adjustment shall be subject to any subsequent adjustment pursuant to the provisions of this Warrant

(j)	Other Events; Contemporaneous Events.

(i)	Adjustment Event: If either the Company determines and gives notice in writing thereof to the Company that:

(A)

an adjustment should be made to the Exercise Price as a result of one or more events or circumstances not referred to in Section 12(a) (Dividends) to Section 12(i) (Other Arrangements to Acquire Securities) (even if the relevant event or circumstance is specifically excluded from the operation of Section 12(a) (Dividends) to Section 12(i) (Other Arrangements to Acquire Securities)) in order to preserve the theoretical value of the aggregate number of Common Shares which may be delivered on exercise of the Warrant or on exercise of the right to subscribe in each case pursuant to the terms of this Warrant; or

(B)

more than one event which gives rise or may give rise to an adjustment to the Exercise Price has occurred or will occur within such a short period of time that a modification to the operation of the adjustment provisions is required in order to preserve the theoretical value of the aggregate number of Common Shares which may be delivered on exercise of the Warrant or on exercise of the right to subscribe in each case pursuant to the terms of this Warrant; or

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(C)

one event which gives rise or may give rise to more than one adjustment to the Exercise Price has occurred or will occur such that a modification to the operation of the adjustment provisions is required in order to preserve the theoretical value of the aggregate number of Common Shares which may be delivered on exercise of the Warrant or on exercise of the right to subscribe in each case pursuant to the terms of this Warrant, then the Company shall, at its own expense, procure that such adjustments (if any) to the Exercise Price or the other provisions of this Warrant as is fair and reasonable to take account thereof, as Determined by an Expert, is made and the date on which such adjustment should take effect shall also be Determined by an Expert.

(ii)

Effective Date: Upon such determination, the Company shall procure that such adjustment (if any) shall be made and shall take effect in accordance with such determination, provided, however, that an adjustment shall only be made pursuant to this Section 12(d) if the relevant Expert is requested to make such a determination not more than sixty (60) days after the date on which the relevant event occurs or circumstances exist.

(k)	Adjustments for Exercise near a Record Date.

(i)

Adjustment Event: If and whenever the Exercise Price is to be adjusted pursuant to any of Section 12(a) (Dividends) to Section 12(j) (Other Events; Contemporaneous Events) and the Exercise Date in respect of the relevant part (if applicable) of the Warrantholder is either:

(A)

after the Record Date for any such issue, distribution, grant or offer as is mentioned in the relevant provision of this Warrant but before the relevant adjustment becomes effective under such provision; or

(B)

before the Record Date for any such issue, distribution, grant or offer as is mentioned in the relevant provision of this Warrant but in circumstances where the Warrantholder is unable, by the relevant Record Date, to become duly entitled to the Common Shares for the purpose of receiving the issue, distribution, grant or offer as is mentioned in the relevant provision of this Warrant, the Exercise Right shall be subject to adjustment in accordance with this Section 12(k).

(ii)

Adjustment to the Exercise Right: Upon the relevant adjustment becoming effective under the relevant provision of this Warrant, the Company shall procure that there shall be issued to the Warrantholder or in accordance with the instructions contained in the Exercise Agreement (subject to any

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applicable exchange control or other laws or other regulations) such additional number of Common Shares as, together with the Common Shares issued or to be issued on exercise, is equal to the number of Common Shares which would have been required to be issued on exercise if the relevant adjustment to the Exercise Price had in fact been made and become effective immediately before the Exercise Date in respect of the relevant part (if applicable) of the Warrant.

(l)	Aggregate Consideration and Consideration per Common Share.

(i)	Applicability of these Provisions: For the purpose of calculating any adjustment to the Exercise Price pursuant to the provisions of this Warrant, in the case of any:

(A)	issue, grant or offer of Common Shares, Share-Related Securities, Securities Rights in respect of Common Shares or Securities Rights in respect of Share-Related Securities; or

(B)	grant to any existing securities issued of such rights as to make such securities Share-Related Securities; or

(C)	amendment of the terms of any Securities Rights or Share-Related Securities (other than in accordance with their terms of issue),

the “Aggregate Consideration” and the “Number of Common Shares” shall be calculated or determined (if necessary) in accordance with the following provisions of this Section 12(l) and the “Consideration per Common Share” shall, in each case, be the relevant Aggregate Consideration divided by the relevant Number of Common Shares.

(ii)	Shares for Cash: In the case of an issue, grant or offer of Common Shares for cash:

(A)

the Aggregate Consideration shall be the amount of such cash, provided that in no such case shall any deduction be made for any commissions or any expenses paid or incurred by the Company for any underwriting of the issue or otherwise in connection therewith; and

(B)	the Number of Common Shares shall be the number of Common Shares so issued, granted or offered.

(iii)	Shares not for Cash: In the case of the issue, grant or offer of Common Shares for a consideration in whole or in part other than cash:

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(A)

the Aggregate Consideration shall be the amount of such cash (if any) plus the consideration other than cash, which shall be deemed to be the Fair Market Value thereof or, if pursuant to applicable law such determination is to be made by application to a court of competent jurisdiction, the value thereof as determined by such court or an appraiser appointed by such court, irrespective of the accounting treatment thereof; and

(B)	the Number of Common Shares shall be the number of Common Shares so issued, granted or offered.

(iv)

Issue of Share-Related Securities: In the case of the issue, grant or offer of Share-Related Securities or Securities Rights in respect of Share-Related Securities or the grant to any securities issued of such rights as to make such securities Share-Related Securities:

(A)	the Aggregate Consideration shall be:

(I)	the consideration (if any) received by the Company for such Share-Related Securities and (if applicable) Securities Rights or, as the case may be, such grant; and

(II)

the additional consideration (if any) to be received by the Company upon (and assuming) the exercise in full of the rights to subscribe for, purchase or otherwise acquire Common Shares pursuant to the terms of such Share-Related Securities at the initial price or rate and (if applicable) the exercise in full of the rights to subscribe for, purchase or otherwise acquire Share-Related Securities pursuant to the terms of such Securities Rights at the initial price or rate, the consideration in each case to be determined in the same manner as provided in paragraphs (ii) and (iii) of this Section 12(l); and

(B)

the Number of Common Shares shall be the number of Common Shares to be issued upon (and assuming) such exercise in full of the rights to subscribe for, purchase or otherwise acquire Common Shares pursuant to the terms of such Share-Related Securities at the initial price or rate and (if applicable) the exercise in full of the rights to subscribe for, purchase or otherwise acquire Share-Related Securities pursuant to the terms of such Securities Rights at the initial price or rate.

(v)	Amendment of Share-Related Securities/Securities Rights in Respect of Share-Related Securities: In the case of the amendment of the terms of any

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Share-Related Securities and/or Securities Rights in respect of Share-Related Securities (in either case, other than in accordance with their terms of issue):

(A)	the Aggregate Consideration shall be:

(I)	the consideration (if any) received by the Company for such amendment; and

(II)

the additional consideration (if any) to be received by the Company upon (and assuming) the exercise in full of the rights to subscribe for, purchase or otherwise acquire Common Shares pursuant to the terms of such Share-Related Securities at the initial price or rate or (in the case of an amendment to the terms of such Share-Related Securities) the amended price or rate and (if applicable) the exercise in full of the rights to subscribe for, purchase or otherwise acquire Share-Related Securities pursuant to the terms of such Securities Rights at the initial price or rate or (in the case of an amendment to the terms of such Securities Rights) the amended price or rate, the consideration in each case to be determined in the same manner as provided in paragraphs (ii) and (iii) of this Section 12(l); and

(B)

the Number of Shares shall be the number of Shares to be issued upon (and assuming) such exercise in full of the rights to subscribe for, purchase or otherwise acquire Shares pursuant to the terms of such Share-Related Securities at the initial price or rate or (in the case of an amendment to the terms of such Share-Related Securities) the amended price or rate and (if applicable) the exercise in full of the rights to subscribe for, purchase or otherwise acquire Share-Related Securities pursuant to the terms of such Rights at the initial price or rate or (in the case of an amendment to the terms of such Rights) the amended price or rate.

(vi)

Securities Rights in Respect of Common Shares: In the case of the issue, grant or offer of Securities Rights in respect of Common Shares or the amendment of the terms of any Securities Rights in respect of Common Shares (other than in accordance with their terms of issue):

(A)	the Aggregate Consideration shall be:

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(I)	the consideration received by the Company for any such Securities Rights or, as the case may be, such amendment; and

(II)

the additional consideration to be received by the Company upon (and assuming) the exercise in full of the rights to subscribe for, purchase or otherwise acquire Common Shares pursuant to the terms of such Securities Rights at the initial price or rate or (in the case of an amendment to the terms of such Securities Rights) the amended price or rate, the consideration in each case to be determined in the same manner as provided in paragraphs (ii) and (iii) of this Section 12(l); and

(B)

the Number of Common Shares shall be the number of Common Shares to be issued upon (and assuming) the exercise in full of the rights to subscribe for, purchase or otherwise acquire Common Shares pursuant to the terms of such Securities Rights at the initial price or rate or (in the case of an amendment to the terms of such Securities Rights) the amended price or rate.

(vii)

Currency Translation: If any of the consideration referred to in any of the preceding paragraphs of this Section 12 is receivable in a currency other than U.S. dollars, such consideration shall be translated into U.S. dollars for the purposes of this Section 12:

(A)

in any case where there is a fixed rate of exchange between U.S. dollars and the relevant currency for the purposes of the issue, grant or offer of the Common Shares, Share-Related Securities or Securities Rights, the exercise of the rights to subscribe for, purchase or otherwise acquire Share-Related Securities pursuant to the terms of such Securities Rights or the exercise of the rights to subscribe for, purchase or otherwise acquire Common Shares pursuant to the terms of such Securities Rights or Share-Related Securities, at such fixed rate of exchange; and

(B)	in all other cases, at the Screen Rate on the date as of which the said consideration is required to be calculated.

(m)

Adjustment of Warrant Shares. In the event of an adjustment to the Exercise Price of this Warrant pursuant to the provisions of Section 12(f) and the exercise price of the Purchase Warrant pursuant to the provisions of Section 13(f) thereof, the number of Common Shares purchasable upon exercise of this Warrant and the Purchase Warrant shall not equal or exceed in the aggregate 20.0% of the number

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of Common Shares outstanding on the date immediately preceding the date hereof.

(n)

Common Shares Issuances. The foregoing provisions of this Section 12 shall not apply to issuances or sales of (i) the Warrant Shares, (ii) Common Shares upon conversion, exercise or exchange of Convertible Securities outstanding on the issuance date hereof in accordance with the terms in effect on such issuance date, or (iii) Common Shares or Convertible Securities under the Company’s duly adopted stock option and bonus plans for employees and directors (whether or not such stock option or bonus plans or the issuance of any shares thereunder remain to be approved by shareholders of the Company). For the purposes of the foregoing adjustments, in the case of the issuance of any Convertible Securities, the maximum number of shares of Common Shares issuable upon exercise, exchange or conversion of such Convertible Securities shall be deemed to be outstanding, provided that no further adjustment shall be made upon the actual issuance of Common Shares upon exercise, exchange or conversion of such Convertible Securities.

(o)

Successive Adjustments. The adjustments provided for in Section 12 are cumulative and shall apply (without duplication) to successive events resulting in any adjustment under the provisions of this Section 12.

(p)	Rounding of Adjustments. All calculations under this Section 12 shall be made to four decimal places for dollar amounts or the nearest 1/100th of a share, as the case may be.

(q)

Notice of Adjustments. Whenever the Exercise Price is adjusted pursuant to Sections 12(a) through 12(j), inclusive, the Company shall promptly deliver to the Warrantholder, a notice setting forth the Exercise Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment, provided that any failure to so provide such notice shall not affect the automatic adjustment hereunder.

(r)

Capital Reorganization. If and whenever at any time prior to Expiration Date there shall be a reorganization, reclassification or other change of Common Shares outstanding at such time or change of the Common Shares into other shares or into other securities, or a consolidation, amalgamation, arrangement or merger of the Company with or into any other corporation or other entity (other than a consolidation, amalgamation, arrangement or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a sale, conveyance or transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or entity in which the holders of Common Shares are entitled to receive shares, other securities or property, including cash (any of such events being herein called a “Capital Reorganization”), any Warrantholder who

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exercises its right to subscribe for and purchase Warrant Shares pursuant to the exercise of the Warrant after the effective date of such Capital Reorganization shall be entitled to receive, and shall accept for the same aggregate consideration in lieu of the number of Warrant Shares to which the Warrantholder was theretofore entitled upon such exercise, the aggregate number of shares, other securities or other property, including cash, which the Warrantholder would have received as a result of such Capital Reorganization had it exercised its right to acquire Warrant Shares immediately prior to the effective date or record date, as the case may be, of the Capital Reorganization and had it been the registered holder of such Warrant Shares on such effective date or record date, as the case may be, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in Sections 13(a) through 13(j), inclusive. No Capital Reorganization shall be completed by the Company unless the foregoing provisions of this Section 13(r) have been complied with to the satisfaction of the Warrantholder and the Warrantholder has confirmed the same in writing to the Company, which confirmation shall not be unreasonably withheld.

13.                   Fractional Interest. The Company shall not be required to issue fractions of Warrant Shares upon the exercise of the Warrant. If any fraction of a Warrant Share would, except for the provisions of this Section 13, be issuable upon the exercise of the Warrant (or specified portions thereof), the Company shall round such calculation to the nearest whole number and disregard the fraction.

14.                   Benefits. Nothing in this Warrant shall be construed to give any person, firm or corporation (other than the Company and the Warrantholder) any legal or equitable right, remedy or claim, it being agreed that this Warrant shall be for the sole and exclusive benefit of the Company and the Warrantholder and their respective successors and assigns.

15.                    Notices to Warrantholder. Upon the happening of any event requiring an adjustment of the Exercise Price, the Company shall forthwith give written notice thereof to the Warrantholder pursuant to the provisions of Section 16 hereof, stating the adjusted Exercise Price and the adjusted number of Warrant Shares resulting from such event and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. In the event of a dispute with respect to any such calculation, the adjusted Exercise Price and the adjusted number of Warrant Shares resulting from such event shall be Determined by an Expert. At the Warrantholder’s request, the Company shall deliver to the Warrantholder as of a requested date a notice specifying the Exercise Price and the number of Warrant Shares into which this Warrant is exercisable as of such date.

16.                   Notices. Any notice pursuant hereto to be given or made by the Warrantholder to or on the Company shall be sufficiently given or made if delivered personally or by facsimile or if sent by an internationally recognized courier, addressed as follows:

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PolyMet Mining Corp.
1177 West Hastings Street, Suite 1003
Vancouver AI V6E 2K3
Attn: Niall Moore, Corporate Secretary
Fax: (604) 669-4705

or such other address as the Company may specify in writing by notice to the Warrantholder complying as to delivery with the terms of this Section 16.

Any notice pursuant hereto to be given or made by the Company to or on the Warrantholder shall be sufficiently given or made if personally delivered or if sent by an internationally recognized courier service by overnight or two-day service, to the address set forth on the books of the Company or, as to each of the Company and the Warrantholder, at such other address as shall be designated by such party by written notice to the other party complying as to delivery with the terms of this Section 16.

All such notices, requests, demands, directions and other communications shall, when sent by courier, be effective two (2) days after delivery to such courier as provided and addressed as aforesaid. All faxes shall be effective upon receipt.

17.                   Registration Rights. The initial holder of this Warrant is entitled to the benefit of certain registration rights in respect of the Warrant Shares as provided in the Registration Rights Agreement.

18.                   Successors. All the covenants and provisions hereof by or for the benefit of the Warrantholder shall bind and inure to the benefit of its respective successors and assigns hereunder.

19.                   Governing Law. This Warrant shall be deemed to be a contract made under the laws of the State of New York, without giving effect to its conflict of law principles that would defer to the substantive laws of another jurisdiction.

20.                   Replacement Warrants. The Company agrees that within ten (10) Business Days after any request from time to time of the Warrantholder, it shall deliver to such holder a new Warrant in substitution of this Warrant which is identical in all respects except that the then Exercise Price shall be appropriately specified in the Warrant, and the Warrant shall specify the fixed number of Warrant Shares into which this Warrant is then exercisable. Such changes are intended not as amendments to the Warrant but only as clarification of the foregoing numbers for convenience purposes, and such changes shall not affect any provisions concerning adjustments to the Exercise Price or number of Warrant Shares contained herein.

21.                   Absolute Obligation to Issue Warrant Shares. The Company’s obligations to issue and deliver Warrant Shares in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the holder hereof to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or

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termination, or any breach or alleged breach by the holder hereof or any other Person of any obligation to the Company or any violation or alleged violation of law by the holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the holder hereof in connection with the issuance of Warrant Shares. The Company will at no time close its shareholder books or records in any manner which interferes with the timely exercise of this Warrant.

22.                   Assignment, Etc. The Warrantholder may not assign or transfer this Warrant in whole or in part to any transferee without the consent of the Company, except to a Person who is the prior or concurrent transferee with respect to all or a portion of the Principal Amount of the Debentures and, in such case, only with respect to a number of Common Shares equal to the Principal Amount of the Debentures held by such transferee divided by the Exercise Price. The Warrantholder shall notify the Company of any such assignment or transfer promptly. This Warrant shall be binding upon the Company and its successors and shall inure to the benefit of the Warrantholder and its successors and permitted assigns.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed as of the date first written above.

POLYMET MINING CORP.

By:__________________________________

Name:

Title:

Attest:

Sign:______________________________

Print Name:

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EXHIBIT A

POLYMET MINING CORP.

WARRANT EXERCISE FORM

PolyMet Mining Corp.

1177 West Hastings Street, Suite 1003

Vancouver AI V6E 2K3

Attn:

Fax:

This undersigned hereby irrevocably elects to exercise the right of purchase represented by the within Warrant (“Warrant”) for, and to purchase thereunder, _______________ shares of Common Stock (“Warrant Shares”) provided for therein, and requests that certificates for the Warrant Shares be issued as follows:

_______________________________

Name

_______________________________

Address

_______________________________

_______________________________

and, if the number of Warrant Shares shall not be all the Warrant Shares purchasable upon exercise of the Warrant, that a new Warrant for the balance of the Warrant Shares be issued as follows, subject to Section 5(e) of the Warrant:

_______________________________

Name

_______________________________

Address

_______________________________

_______________________________

In lieu of delivering physical certificates representing the Warrant Shares purchasable upon exercise of this Warrant, provided the Company’s transfer agent is participating in the Depository Trust Company (“DTC”) Deposit and Withdrawal at Custodian (“DWAC”) system, upon request of the Holder, the Company shall use its best efforts to cause its transfer agent to electronically transmit the Warrant Shares issuable upon conversion or exercise to the undersigned, by crediting the account of the undersigned’s prime broker with DTC through its DWAC system.

Dated:_______________________	Signature:___________________________
___________________________________
Name (please print)

___________________________________
Address

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EXHIBIT B

DEBT ASSIGNMENT AGREEMENT

THIS AGREEMENT is made as of the ____ day of _________, _____.

BETWEEN:

[NAME OF WARRANTHOLDER],

(hereinafter referred to as the "Assignor"),

- and -

POLYMET MINING CORP.

(hereinafter referred to as the "COMPANY").

WHEREAS the Assignor, as warrantholder, wishes to purchase, subject to the provisions of the Exchange Warrant and at the Exercise Price, the Warrant Shares from the Company;

AND WHEREAS the Exercise Price for the Warrant Shares is to be paid by way of assignment by the Assignor to the Company of such Principal Amount of the Debentures as is equal to the Exercise Price;

AND WHEREAS to effect such assignment, the Assignor has delivered this executed Agreement concurrently with the executed Exercise Agreement and an original copy of the Debentures;

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement and the sum of Cdn.$1.00 now paid by each of the parties to the other and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereby agree and covenant as follows:

1.	Definitions.

Unless otherwise defined herein, all capitalized terms used in this agreement (this "Agreement") shall have the respective meanings ascribed to them in the Exchange Warrant issued by the Company to the Assignor, dated October •, 2008 (the "Exchange Warrant").

2.	Assignment and Assumption.

In full satisfaction of the Exercise Price, the Assignor hereby assigns and transfers to the Company all of the Assignor's right, title and interest in and to such Principal Amount of the Debentures as is equal to the Exercise Price, and the Company hereby accepts such assignment and transfer.

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3.	Paramountcy.

In the event of any conflict or inconsistency between this Agreement and the provisions of the Exchange Warrant, the provisions of the Exchange Warrant shall prevail.

4.	Successors and Assigns.

This Agreement shall enure to the benefit of and shall be binding on and enforceable by the parties and their respective successors and permitted assigns.

5.	Further Assurances.

Upon the request form time to time of a party, the other party shall execute all such further transfers, assignments, assumptions, notices and other documents, shall obtain all such consents and approvals and shall do or cause to be done all such other acts and things as the requesting party may reasonably consider necessary or advisable to effectively carry out this Agreement.

6.	Governing Law.

This Agreement shall be deemed to be a contract made under the laws of the State of New York, without giving effect to its conflict of law principles that would defer to the substantive laws of another jurisdiction.

7.	Time of the Essence.

Time shall be of the essence of this Agreement.

8.	Headings, Extended Meanings.

The headings in this Agreement are inserted for convenience of reference only and shall not constitute a part hereof and are not to be considered in the interpretation hereof. In this Agreement, words importing the singular include the plural and vice versa; words importing the masculine gender include the feminine and vice versa; and words importing person include firms or corporations and vice versa

[NAME OF WARRANTHOLDER] _______________________________

_______________________________

We have authority to bind the Corporation

POLYMET MINING CORP. _______________________________

_______________________________

We have authority to bind the Corporation

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EXHIBIT B-2

NEITHER THIS SECURITY NOR THE SECURITIES FOR WHICH THIS SECURITY IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.

THIS WARRANT DOES NOT REQUIRE PHYSICAL SURRENDER OF THE WARRANT IN THE EVENT OF A PARTIAL EXERCISE. AS A RESULT, FOLLOWING ANY EXERCISE OF ANY PORTION OF THIS WARRANT, THE NUMBER OF SHARES OF COMMON STOCK FOR WHICH THIS WARRANT MAY BE EXERCISED MAY BE LESS THAN THE NUMBER OF SHARES SET FORTH BELOW.

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS WARRANT MUST NOT TRADE THIS SECURITY OR THE SECURITIES INTO WHICH THIS SECURITY IS EXERCISABLE BEFORE MARCH 1, 2009.

Issuance Date: October 31st, 2008

POLYMET MINING CORP.

PURCHASE WARRANT

WARRANT (“WARRANT”) TO PURCHASE COMMON SHARES,

WITHOUT PAR VALUE (“COMMON SHARES”)

This is to certify that, FOR VALUE RECEIVED, GLENCORE AG(the “Warrantholder”), is entitled to purchase, subject to the provisions of this warrant, from POLYMET MINING CORP., a corporation incorporated under the laws of british columbia (the “Company”), at any time and from time to time after the issuance hereof but not later than 11:59 p.m., eastern time, on september 30, 2011 (the “Expiration Date”), 6,250,000 common shares (the “Warrant Shares”) at an exercise price per share equal to (a) us$5.00 from the issuance date until the production date (as hereinafter defined), and (b) us$6.00 on and after the production date, in each case subject to adjustment as provided herein (the “Exercise Price”).

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The number of warrant shares purchasable upon exercise of this warrant and the exercise price shall be subject to adjustment from time to time as described herein.

1.                     Definitions. This Warrant has been issued pursuant to the terms of the Purchase Agreement (“Purchase Agreement”) dated on or about the date hereof between the Company and the Warrantholder. Capitalized terms used herein and not defined shall have the meaning specified in the Purchase Agreement. For purposes hereof, the following terms shall have the meanings ascribed to them below:

“1933 Act” has the meaning given to it in Section 4.

“Acceleration Notice” has the meaning give to it in Section 6(a).

“Accelerated Expiration Date” has the meaning give to it in Section 6(a).

“Aggregate Consideration” has the meaning given to it in Section 13(l)(i).

“Bonus Issue” means any issue of Common Shares credited as fully paid to the Shareholders by way of capitalization of profits or reserves (including any share premium account or capital redemption reserve) other than a Dividend in Common Shares;

“Business Day” means any day other than a Saturday, Sunday or a day on which commercial banks in the City of New York, New York, Vancouver, British Columbia or Zug, Switzerland are authorized or required by law or executive order to remain closed.

“Canadian Securities Laws” means all applicable securities laws in each of the provinces and territories of Canada and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, rules, multilateral or national instruments, orders, rulings and other regulatory instruments issued or adopted by the Securities Commissions.

“Capital Reorganization” has the meaning given to it in Section 13(r).

“Common Shares” means the Company’s common shares, without par value.

“Company” means PolyMet Mining Corp., a corporation incorporated pursuant to the laws of British Columbia.

“Consideration per Common Share” has the meaning given to it in Section 13(l)(i).

“Convertible Securities” means any convertible securities, warrants, options or other rights to subscribe for or to purchase or exchange for, Common Shares.

“Current Market Price” means, in respect of a Common Share at a particular date, the arithmetic average of the Volume Weighted Average Price per Common Share for each of the twenty (20) consecutive Exchange Business Days ending on the Exchange Business Day immediately preceding such date (the “Relevant Period”), provided that:

B-2-2

(a)

if at any time during the Relevant Period the Volume Weighted Average Price shall have been based on a price ex-Dividend (or ex-any other entitlement) and during some other part of that period the Volume Weighted Average Price shall have been based on a price cum-Dividend (or cum-any other entitlement), then:

(i)

if the Common Shares to be issued do not rank for the Dividend (or entitlement) in question, the Volume Weighted Average Price on the dates on which the Volume Weighted Average Price shall have been based on a price cum-Dividend (or cum-any other entitlement) shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of that Dividend (or entitlement) per Common Share (excluding any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of Canada); or

(ii)

if the Common Shares to be issued do rank for the Dividend (or entitlement) in question, the Volume Weighted Average Price on the dates on which the Volume Weighted Average Price shall have been based on a price ex-Dividend (or ex-any other entitlement) shall for the purpose of this definition be deemed to have been the amount thereof increased by such similar amount; and

(b)

if on each of the twenty (20) Exchange Business Days during the Relevant Period the Volume Weighted Average Price shall have been based on a price cum-Dividend (or cum-any other entitlement) in respect of a Dividend (or entitlement) which has been declared or announced but the Common Shares to be issued do not rank for that Dividend (or entitlement) the Volume Weighted Average Price on each of such dates shall for the purposes of this definition be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of that Dividend (or entitlement) per Common Share (excluding any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of Canada); and

(c)

if the Volume Weighted Average Price is not available on each of the twenty (20) Exchange Business Days during the Relevant Period, then the arithmetic average of the Volume Weighted Average Prices which are available in the Relevant Period shall be used (subject to the Volume Weighted Average Price being available on at least ten (10) such Exchange Business Days); and

(d)	if the Volume Weighted Average Price is not available on at least ten (10) Exchange Business Days in the Relevant Period, then the Current Market Price shall be Determined by an Expert.

“Determined by an Expert” means determined in good faith by an Expert acting as an expert.

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“Dividend” means any dividend or distribution of any kind on the class of capital represented by the Shares, whether in cash or otherwise and however described:

(a)	including a Dividend in Shares;

(b)	excluding a Bonus Issue;

(c)	including a purchase or redemption of Common Shares as described in Section 13(a)(i) (Dividends - Share Repurchases); and

(d)	including any other issue of shares or other securities credited as fully or partly paid by way of capitalization of profits or reserves.

“Dividend in Shares” means any issue of Common Shares credited as fully paid to the Shareholders by way of capitalization of profits or reserves which is to be, or may at the election of the Shareholders be, issued instead of the whole or any part of a cash Dividend which the Shareholders concerned would or could otherwise have received;

“DTC” has the meaning given to it in Section 5(a).

“DWAC” has the meaning given to it in Section 5(a).

“Exchange Business Day” means any day that is a trading day on the Principal Market other than a day on which the Principal Market is scheduled to close prior to its regular weekday closing time.

“Exchange Warrant” means the warrant, dated the Issuance Date, issued by the Company to the Warrantholder with respect to a number of Common Shares to be determined as provided therein.

“Exercise Agreement” has the meaning given to it in Section 5(a).

“Exercise Date” means a day on which this Warrant is exercised in whole or in part pursuant to Section 5(a).

“Exercise Price” has the meaning given to it in the first paragraph of this Warrant.

“Expert” means, in relation to any matter to be Determined by an Expert, an investment bank and/or a firm of accountants which is, in either case, of international repute, and independent of the Company and the Warrantholder, selected by the Warrantholder and acceptable to the Company, acting reasonably, and appointed to act as an expert for the purposes of such matter in accordance with the provisions of this Warrant.

“Expiration Date” has the meaning given to it in the first paragraph of this Warrant.

“Fair Market Value” means:

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(a)	with respect to a cash Dividend or other cash amount the amount of such cash; and

(b)	with respect to any other property on any date, the fair market value of that property,

provided, however, that in any such case:

(c)

where options, warrants or other rights are publicly traded in a market, the fair market value of such options, warrants or other rights shall equal the arithmetic mean of the daily closing prices of such options, warrants or other rights during the period of five (5) trading days on the relevant market commencing on such date (or, if later, the first such trading day such options, warrants or other rights are publicly traded) or such shorter period as such options, warrants or other rights are publicly traded;

(d)

any cash Dividend declared or paid in a currency other than U.S. dollars shall be converted into U.S. dollars at the rate of exchange used to determine the amount payable to Shareholders who were paid or are to be paid the cash Dividend in U.S. dollars; and

(e)	any other amount or value in a currency other than U.S. dollars shall be converted into U.S. dollars at the Screen Rate on that date.

“Governmental Authority” means any government (including any federal, provincial, state, territorial, municipal or local government) or political subdivision or any agency, authority, bureau, regulatory or administrative authority, central bank, monetary authority, commission, department or instrumentality thereof, the TSX and the NYSE Alternext or any other public securities exchange, or any court, tribunal, judicial entity, or arbitrator, whether foreign or domestic.

“Issuance Date” means October 31st, 2008.

“Issuer” means Poly Met Mining, Inc., a corporation incorporated pursuant to the laws of Minnesota.

“Number of Common Shares” has the meaning given to it in Section 13(l)(i).

“NYSE Alternext” means the New York Stock Exchange Alternext US

“Person” means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, pool, syndicate, sole proprietorship, unincorporated organization, Governmental Authority or any other form of entity not specifically listed herein.

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“Principal Market” means the NYSE Alternext or such other principal market or exchange on which the Common Shares are then listed for trading.

“Production Date” means the date on which the NorthMet Project has produced 20,000 metric tonnes of marketable concentrate.

“Purchase Agreement” means the purchase agreement between the Company, the Issuer and the Warrantholder dated on or about the Issuance Date pursuant to which the Debentures and the Warrant were originally issued.

“Record Date”means, in respect of any entitlement to receive any dividend or other distribution declared, paid or made, or any rights granted, the record date or other due date for the establishment of the relevant entitlement.

“Relevant Period” has the meaning given to it in the definition of Current Market Price.

“Right” means any right, privilege, power, immunity or other interest or remedy of any kind.

“Screen Rate” means, on any day, and in respect of the translation or conversion of one currency into another currency, the rate of exchange between such currencies appearing on Reuters page ECB 37 at or about 11:00 a.m. London time on that day, or if that page is not available or that rate of exchange does not appear on that page at or about that time on that day, the rate of exchange between such currencies appearing on such other screen or information service, or determined in such other manner as the Warrantholder shall determine, with the prior written approval of the Company.

“Securities Commissions” means, collectively, the securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada.

“Securities Rights” means, in respect of any securities or assets, any options, warrants or other rights (other than Share-Related Securities) which by their terms of issue carry a right to subscribe for, purchase or otherwise acquire such securities or assets;

“Share-Related Securities” means any securities which by their original terms of issue:

(a)	carry a right to subscribe for, purchase or otherwise acquire Common Shares or any securities which by their terms of issue might be redesignated as Common Shares; or

(b)	are capable of being redesignated as Common Shares or redesignated so as to carry a right to subscribe for, purchase or otherwise acquire Common Shares;

“Shareholder” means the person in whose name a Common Share is for the time being registered in the register of share ownership maintained by or on behalf of the Company.

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“Share Repurchase Threshold” has the meaning given to it in Section 13(a)(i).

“TSX” means the Toronto Stock Exchange.

“Transfer Agent” has the meaning given to it in Section 11(a).

“Volume Weighted Average Price” means, in respect of a Common Share on any Exchange Business Day, the volume-weighted price of a Common Share appearing on or derived from the Bloomberg “Equity VWAP” page (or such other source as shall be Determined by an Expert) on such Exchange Business Day:

(a)

if on any such Exchange Business Day such price is not available or cannot otherwise be determined as provided above, the Volume Weighted Average Price of a Common Share in respect of such Exchange Business Day shall be the Volume Weighted Average Price, determined as provided above, on the immediately preceding Exchange Business Day on which the same can be so determined; and

(b)

if any Dividend or other entitlement in respect of the Common Shares is announced on or prior to the relevant Exercise Date in circumstances where the Record Date in respect of such Dividend or other entitlement shall be on or after the relevant Exercise Date and if on any such Exchange Business Day the price as determined as provided above is based on a price ex-Dividend or ex-any other entitlement, then such price shall be increased by an amount equal to the Fair Market Value of any such Dividend or other cash entitlement as at the date of announcement of such Dividend or entitlement per Share.

“Warrantholder” means Glencore AG and its successors and permitted assigns.

“Warrant Shares” means the 6,250,000 Common Shares into which this Warrant is exercisable, subject to adjustment as provided herein.

2.	Interpretation. In this Warrant:

(a)	a word importing the masculine, feminine or neuter gender also includes members of the other genders;

(b)	a word defined in or importing the singular number has the same meaning when used in the plural number, and vice versa;

(c)	a word importing persons shall include partnerships and corporations;

(d)	the headings to each section are inserted for convenience of reference only and do not form part of this Warrant;

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(e)	all dollar amounts shall be in dollars of the United States of America unless otherwise specified; and

(f)	“including” means “including without limitation”.

3.                     Registration. The Company shall maintain books for the transfer and registration of the Warrant. Upon the initial issuance of the Warrant, the Company shall issue and register the Warrant in the name of the Warrantholder.

4.                     Transfers. As provided herein, this Warrant may be transferred in a transaction subject to United States securities laws only pursuant to a registration statement filed under the 1933 Act or an exemption from registration thereunder. Subject to such restrictions, the Company shall transfer this Warrant from time to time, upon the books to be maintained by the Company for that purpose, upon surrender hereof for transfer properly endorsed or accompanied by appropriate instructions for transfer upon any such transfer, and a new Warrant shall be issued to the transferee and, if a partial transfer, a new Warrant shall be issued to the transferor, and the surrendered Warrant shall be canceled by the Company.

5.                     Exercise of Warrant.

(a)           Exercise of Warrant. Subject to the provisions hereof, the Warrantholder may exercise this Warrant in whole or in part at any time and from time to time up to 11:59 P.M., Eastern time, on the Expiration Date upon surrender of the Warrant, together with delivery of the duly executed Warrant exercise form attached hereto as Exhibit A (the “Exercise Agreement”) (which may be by fax or email), to the Company during normal business hours on any Business Day at the Company’s principal executive offices (or such other office or agency of the Company as it may designate by notice to the holder hereof), and upon payment to the Company in cash, by certified or official bank check or by wire transfer for the account of the Company of the Exercise Price for the Warrant Shares specified in the Exercise Agreement. The Warrant Shares so purchased shall be deemed to be issued to the holder hereof or such holder’s designee, as the record owner of such shares, as of the close of business on the date on which the duly executed Exercise Agreement shall have been delivered to the Company (or such later date as may be specified in the Exercise Agreement). Certificates for the Warrant Shares so purchased, representing the aggregate number of shares specified in the Exercise Agreement, shall be delivered to the holder hereof within a reasonable time, not exceeding three (3) Business Days, after this Warrant shall have been so exercised. The certificates so delivered shall be in such denominations as may be requested by the holder hereof and shall be registered in the name of such holder or such other name as shall be designated by such holder. If this Warrant shall have been exercised only in part, then, unless this Warrant has expired, the Company shall (subject to Section 5(d) below), at its expense, at the time of delivery of such certificates, deliver to the holder a new Warrant representing the number of shares with respect to which this Warrant shall not then have been exercised. In lieu of delivering physical certificates representing the Common Shares issuable upon exercise of this Warrant, provided the Company’s Transfer Agent is participating in the Depository Trust Company (“DTC”) Deposit/Withdrawal at Custodian (“DWAC”) system, upon request of the Warrantholder, the Company shall use commercially

B-2-8

reasonable efforts to cause its Transfer Agent to electronically transmit such shares issuable upon exercise to the Warrantholder (or its designee), by crediting the account of the Warrantholder’s (or such designee’s) prime broker with DTC through its DWAC system (provided that the same time periods herein as for stock certificates shall apply).

(b)           The Warrantholder may exercise this Warrant for a number of Common Shares less than the maximum number the Warrant Holder is entitled to purchase pursuant to this Warrant. In the event of a purchase of a number of Common Shares less than the maximum number which may be purchased pursuant to the Warrant, the Warrantholder shall be entitled to receive, without charge except as aforesaid, a new Warrant in respect of the balance of the Common Shares which such holder was entitled to purchase pursuant to this Warrant and which was not then purchased.

(c)            After 11:59 P.M., Eastern time, on the Expiration Date, all rights under this Warrant in respect of which the right of subscription and purchase of Common Shares herein provided for shall not theretofore have been exercised shall wholly cease and terminate and this Warrant shall be void and of no effect.

(d)           Book-Entry. Notwithstanding anything to the contrary set forth herein, upon exercise of any portion of this Warrant in accordance with the terms hereof, the Warrantholder shall not be required to physically surrender this Warrant to the Company unless such holder is purchasing the full amount of Warrant Shares represented by this Warrant. The Warrantholder and the Company shall maintain records showing the number of Warrant Shares so purchased hereunder and the dates of such purchases or shall use such other method, reasonably satisfactory to the Warrantholder and the Company, so as not to require physical surrender of this Warrant upon each such exercise. The Warrantholder and any assignee, by acceptance of this Warrant or a new Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following exercise of any portion of this Warrant, the number of Warrant Shares which may be purchased upon exercise of this Warrant may be less than the number of Warrant Shares set forth on the face hereof.

6.	Acceleration of Warrant.

(a)	Acceleration Notice. In the event that:

(i)

the Current Market Price of the Common Shares on the Principal Market at any time commencing after December 31, 2008 is equal to or greater than: (A) US$7.50 per share, prior to the Production Date, and (B) US$9.00 per share, on or after the Production Date;

(ii)	the Warrant Shares are registered under an effective Registration Statement (as such term is defined in the Registration Rights Agreement);

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(iii)	the Common Shares are listed for trading on the Principal Market and the TSX and the Warrant Shares are approved for listing thereon, subject only to official notice of issuance; and

(iv)

the exercise of all outstanding Warrants would not result in the imposition on the Warrantholder of restrictions in trading the Common Shares or the imposition on the Company of any reporting requirement, where such trading restrictions or reporting requirement were not in effect prior to the full exercise of the Warrants;

then the Company may at any time thereafter accelerate the Expiration Date of this Warrant to any date not less than twenty-one (21) Exchange Business Days after the date on which written notice to the Warrantholder of such acceleration (the “Acceleration Notice”) has become effective pursuant to Section 17 hereof (the “Accelerated Expiration Date”). With respect to Section 6(a)(iv), the Warrantholder shall notify the Company in writing within fourteen (14) Exchange Business Days of its receipt of an Acceleration Notice of whether or not full exercise of the Warrants would result in the imposition on the Warrantholder of restrictions in the trading of the Common Shares not in effect prior to such full exercise, in which case the Acceleration Notice shall be deemed to be withdrawn and of no effect, and the Expiration Date shall remain the original Expiration Date.

(b)

Exercise Prior to Accelerated Expiration Date. Notwithstanding the receipt of any Acceleration Notice pursuant to Section 6(a), the Warrantholder may at any time and from time to time exercise all or part of the Warrant pursuant to Section 5(a) on or before 11:59 P.M., Eastern time on the Accelerated Expiration Date.

7.                     Compliance with the 1933 Act. Neither this Warrant nor the Warrant Shares to be issued upon exercise hereof nor any other security issued or issuable upon exercise of this Warrant may be offered or sold except as provided in this Warrant and, in respect of a transaction subject to United States securities laws, in conformity with the 1933 Act, and then only against receipt of an agreement of such person to whom such offer of sale is made to comply with the provisions of this Section 7 with respect to any resale or other disposition of such security. The Company may cause the legend set forth on the first page of this Warrant to be set forth on each Warrant or a similar legend to be set forth on any security issued or issuable upon exercise of this Warrant until the Warrant Shares have been registered for resale under the Registration Rights Agreement or until Rule 144 is available, unless counsel for the Company is of the opinion as to any such security that such legend is unnecessary.

8.                     Payment of Taxes. The Company shall pay any documentary stamp taxes attributable to the initial issuance of Warrant Shares issuable upon the exercise of the Warrant; provided, however, that the Company shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificates for Warrant Shares in a name other than that of the registered holder of this Warrant in respect of which such shares are issued. The Warrantholder shall be responsible for income taxes due under federal or state law, if any such tax is due.

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9.                     Mutilated or Missing Warrants. In case this Warrant shall be mutilated, lost, stolen, or destroyed, the Company shall issue in exchange and substitution of and upon cancellation of the mutilated Warrant, or in lieu of and substitution for the Warrant lost, stolen or destroyed, a new Warrant of like tenor and for the purchase of a like number of Warrant Shares, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction of the Warrant, and with respect to a lost, stolen or destroyed Warrant, reasonable indemnity or bond with respect thereto, if reasonably requested by the Company.

10.                   Representation and Warranty. The Company hereby represents and warrants to the Warrantholder that the Company is duly authorized and has the corporate and lawful power and authority to create and issue this Warrant and the Common Shares issuable upon the exercise hereof and perform its obligations hereunder and that this Warrant represents a valid, legal and binding obligation of the Company enforceable in accordance with its terms.

11.                   Covenants. The Company covenants and agrees that so long as any Warrants evidenced hereby remain outstanding:

(a)

the Company shall at all applicable times keep reserved, out of its authorized and unissued Common Shares, 125% of the number of shares sufficient to provide for the exercise of the rights of purchase represented by the Warrant in full, and the transfer agent for the Common Shares, including every subsequent transfer agent for the Common Shares or other shares of the Company’s capital stock issuable upon the exercise of any of the rights of purchase aforesaid (“Transfer Agent”), shall be irrevocably authorized and directed at all times to reserve such number of authorized and unissued Common Shares as shall be requisite for such purpose;

(b)

all Warrant Shares issued upon exercise of the Warrant in accordance with its terms shall be, at the time of delivery of the certificates for such Warrant Shares, duly authorized, validly issued, fully paid and non-assessable Common Shares;

(c)

the Company shall keep a conformed copy of this Warrant on file with its Transfer Agent, and shall supply from time to time the Transfer Agent with duly executed stock certificates required to honor the outstanding Warrant;

(d)

the Company shall and shall cause the Issuer to do, or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence, and obtain, preserve, renew and keep in full force and effect any and all material permits and licenses;

(e)

the Company shall maintain its status as a reporting issuer not in default in each of the provinces and territories of Canada pursuant to the Canadian Securities Laws and maintain a listing of the Common Shares on the TSX and NYSE Alternext

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and have the Common Shares issued pursuant to the exercise of the Warrants listed and posted for trading on the TSX and NYSE Alternext;

(f)	the Company shall ensure, if required, that the share certificates representing the Warrant Shares carry a resale legend in the form prescribed by applicable Canadian Securities Laws; and

(g)

the Company shall give notice to the Warrantholder of its intention to fix a record date for any event referred to in Section 13 which may give rise to an adjustment in the Exercise Price, and, in each case, such notice shall specify the particulars of such event, the record date and the effective date for such event. Such notice shall be given not less than ten (10) Business Days in each case prior to such applicable record date.

12.                   Exercise Price. The Exercise Price shall be payable in lawful money of the United States of America.

13.                   Adjustments. Subject and pursuant to the provisions of this Section 13, the Exercise Price and number of Warrant Shares subject to this Warrant shall be subject to adjustment from time to time as set forth hereinafter.

(a)	Dividends.

(i)

Share Repurchases: A purchase or redemption of Common Shares by the Company on any day at an average price on that day which exceeds the Share Repurchase Threshold will constitute a Dividend, and the amount of such Dividend per Common Share will be such excess. On any day, the “Share Repurchase Threshold” means the Current Market Price of the Common Shares either (1) on that date, or (2) where an announcement (excluding for the avoidance of doubt, general authority for such purchases given by a shareholders meeting of the Company or any notice convening such meeting) has been made of the intention to purchase Common Shares at some future date at a specified price, on the Business Day immediately preceding the date of such announcement.

(ii)	Adjustment Event: If and whenever the Company shall distribute any Dividend to the Shareholders, the Exercise Price shall be subject to adjustment in accordance with this Section 13(a).

(iii)	Effective Date: For the purposes of this Section 13(a), the “Effective Date” means the date on which the relevant Dividend is actually distributed.

(iv)	Adjustment to the Exercise Price: If and whenever the Company shall distribute any Dividend to the Shareholders, where the Exercise Date in

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respect of the relevant part (if applicable) of the Warrant has not occurred prior to the Effective Date, the Exercise Price shall be adjusted by multiplying the Exercise Price in force immediately prior to the Effective Date by the following fraction:

A – B

A

where:

A =     the Current Market Price of one Common Share (expressed in U.S. dollars) on the Exchange Business Day immediately preceding the date of the first public announcement of the terms of such Dividend; and

B =      the Fair Market Value on the date of such announcement of the portion of the Dividend attributable to one Common Share.

(v)

Effect of Adjustment: The Exercise Price as adjusted pursuant to this Section 13(a) shall apply, with effect from and including the Effective Date, where the Exercise Date in respect of the relevant part (if applicable) of the Warrant has not occurred prior to the Effective Date. Any such adjustment shall be subject to any subsequent adjustment pursuant to the provisions of this Warrant.

(b)	Bonus Issues.

(i)	Adjustment Event: If and whenever the Company shall make any Bonus Issue, the Exercise Price shall be subject to adjustment in accordance with this 13(b).

(ii)	Effective Date: For the purposes of this 13(b), the “Effective Date” means the date of issue of the relevant Common Shares.

(iii)

Adjustment to the Exercise Price: Where the Exercise Date in respect of the relevant part (if applicable) of the Warrant has not occurred prior to the Effective Date, the Exercise Price shall be adjusted by multiplying the Exercise Price in effect immediately prior to the Effective Date by the following fraction:

A

B

where:

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A =     the number of Common Shares in issue immediately before the issue of such Common Shares; and

B =      the number of Common Shares in issue immediately after the issue of such Common Shares.

(iv)

Effect of Adjustment: The Exercise Price as adjusted pursuant to this Section 13(b) shall apply, with effect from and including the Effective Date, where the Exercise Date in respect of the relevant part (if applicable) of the Warrant has not occurred prior to the Effective Date. Any such adjustment shall be subject to any subsequent adjustment pursuant to the provisions of this Warrant.

(c)	Consolidation or Subdivision.

(i)	Adjustment Event: If and whenever there shall be any consolidation or subdivision of the Common Shares, the Exercise Price shall be subject to adjustment in accordance with this Section 13(c).

(ii)	Effective Date: For the purposes of this Section 13(c), the “Effective Date” means the date on which such subdivision or consolidation becomes effective.

(iii)

Adjustment to the Exercise Price: Where the Exercise Date in respect of the relevant part (if applicable) of the Warrant has not occurred prior to the Effective Date, the Exercise Price shall be adjusted by multiplying the Exercise Price in effect immediately prior to the Effective Date by the following fraction:

A

B

where;

A =     the number of Common Shares in issue immediately before such alteration; and

B =      the number of Common Shares in issue immediately after such alteration.

(iv)

Effect of Adjustment: The Exercise Price as adjusted pursuant to this Section 13(c) shall apply, with effect from and including the Effective Date, where the Exercise Date in respect of the relevant part (if applicable) of the Warrant has not occurred prior to the Effective Date. Any such adjustment shall be subject to any subsequent adjustment pursuant to the provisions of this Warrant.

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(d)	Common Shares, Securities Rights and Share-Related Securities Issued to Shareholders.

(i)

Adjustment Event: If and whenever the Company shall issue, grant or offer Common Shares, Share-Related Securities, Securities Rights in respect of Common Shares or Securities Rights in respect of Share-Related Securities to all or substantially all of the Shareholders as a class by way of rights as a result of which, in each case, Shareholders have the right to acquire Common Shares at a Consideration per Common Share which is less than 100%, of the Current Market Price of the Common Shares on the Exchange Business Day immediately preceding the date of the first public announcement of such issue, grant or offer, the Exercise Price shall be subject to adjustment in accordance with this Section 13(d).

(ii)	Effective Date: For the purposes of this Section 13(d), the “Effective Date” means the first date on which the Common Shares are traded ex-rights, ex-warrants or ex-options on the Principal Market.

(iii)

Adjustment to the Exercise Price: Where the Exercise Date in respect of the relevant part (if applicable) of the Warrant has not occurred prior to the Effective Date, the Exercise Price shall be adjusted by multiplying the Exercise Price in effect immediately prior to the Effective Date by the following fraction:

A + B

A + C

where:

A =     the number of Common Shares in issue on the Exchange Business Day immediately preceding the date of such announcement;

B =      the number of Common Shares which the Aggregate Consideration would purchase at such Current Market Price; and

C =      (1) in the case of an issue, grant or offer of Common Shares, the number of Common Shares comprised in the issue, grant or offer; or (2) in the case of an issue, grant or offer of Share-Related Securities or Securities Rights, the maximum number of Common Shares which could be issued upon exercise in full of the rights to subscribe for, purchase or otherwise acquire Common Shares pursuant to the terms of such Share-Related Securities or Securities Rights at the initial price or rate.

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(iv)

Formula: If on the date (for purposes of this Section 13(d), the “Specified Date”) of issue, grant or offer of the relevant Share-Related Securities, Securities Rights in respect of Common Shares or Securities Rights in respect of Share-Related Securities to all or substantially all of the Shareholders as a class by way of rights the maximum number of Common Shares which could be issued upon exercise in full of the rights to subscribe for, purchase or otherwise acquire Common Shares pursuant to the terms of such Share-Related Securities or Securities Rights is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time then, for the purposes of this Section 13(d), “C” shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such subscription, purchase or acquisition had taken place on the Specified Date; provided, however, that if such Share-Related Securities or Securities Rights expire or are canceled prior to the subsequent full exercise of this Warrant, the Aggregate Consideration for the related Common Shares shall not include the exercise, exchange or conversion price of such expired or canceled Share-Related Securities or Securities Rights.

(v)

Effect of Adjustment: The Exercise Price as adjusted pursuant to this Section 13(d) shall apply, with effect from and including the Effective Date, where the Exercise Date has not occurred prior to the Effective Date. Any such adjustment shall be subject to any subsequent adjustment pursuant to the provisions of this Warrant.

(e)	Issue of Other Securities to Shareholders.

(i)

Adjustment Event: If and whenever the Company shall issue any securities (other than Common Shares, Share-Related Securities, Securities Rights in respect of Common Shares or Securities Rights in respect of Share-Related Securities) to all or substantially all of the Shareholders as a class by way of rights or the Company shall issue or grant any Securities Rights in respect of any securities (other than Common Shares, Share-Related Securities, Securities Rights in respect of Common Shares or Securities Rights in respect of Share-Related Securities) or assets to all or substantially all of the Shareholders as a class, the Exercise Price shall be subject to adjustment in accordance with this Section 13(e).

(ii)	Effective Date: For the purposes of this Section 13(e), “Effective Date” means the first date on which the Common Shares are traded ex-rights, ex-warrants or ex-options on the Principal Exchange.

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(iii)

Adjustment to the Exercise Price: Where the Exercise Date in respect of the relevant part (if applicable) of the Warrant has not occurred prior to the Effective Date, the Exercise Price shall be adjusted by multiplying the Exercise Price in effect immediately prior to the Effective Date by the following fraction:

A - B

  A

where:

A =     the Current Market Price of one Common Share on the Exchange Business Day immediately preceding the date of the first public announcement of the terms of such issue or grant; and

B =      the Fair Market Value on the date of such announcement of the portion of the rights attributable to one Common Share.

(iv)

Effect of Adjustment: The Exercise Price as adjusted pursuant to this Section 13(e) shall apply, with effect from and including the Effective Date, where the Exercise Date has not occurred prior to the Effective Date. Any such adjustment shall be subject to any subsequent adjustment pursuant to the provisions of this Warrant.

(f)	Issues of Common Shares at Below Current Market Price.

(i)

Adjustment Event: If and whenever the Company shall issue, wholly for cash, any Common Shares or the Company shall issue or grant, wholly for cash or for no consideration, Securities Rights in respect of Common Shares or Securities Rights in respect of Share-Related Securities as a result of which, in each case, persons to whom the Common Shares or Securities Rights are issued or granted have the right to acquire Common Shares at a Consideration per Common Share which is less than 100%, of the Current Market Price of the Common Shares on the Exchange Business Day immediately preceding the date of the first public announcement of such issue or grant, the Exercise Price shall be subject to adjustment in accordance with this Section 13(f). However, if any such issue or grant also falls within the terms of Section 13(d) or constitutes an issue of Common Shares consequent upon the exercise of Exchange Securities Rights or on the exercise of any other rights of conversion into, or exchange or subscription for, Common Shares, the Exercise Price shall not be subject to adjustment in accordance with this Section 13(f).

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(ii)	Effective Date: For the purposes of this Section 13(f), the “Effective Date” means the date of issue of such Common Shares or, as the case may be, the issue or grant of such Securities Rights.

(iii)

Adjustment to the Exercise Price: Where the Exercise Date in respect of the relevant part (if applicable) of the Warrant has not occurred prior to the Effective Date, the Exercise Price shall be adjusted by multiplying the Exercise Price in effect immediately prior to the Effective Date by the following fraction:

A + B

A + C

where:

A =     the number of Common Shares in issue on the Exchange Business Day immediately preceding the date of such announcement;

B =      the number of Common Shares which the Aggregate Consideration would purchase at such Current Market Price; and

C =      (1) in the case of an issue of Common Shares, the number of Common Shares issued; or (2) in the case of an issue or grant of Securities Rights, the maximum number of Common Shares which could be issued upon exercise in full of the rights to subscribe for, purchase or otherwise acquire Common Shares and, if applicable, Share-Related Securities pursuant to the terms of such Securities Rights and, if applicable, Share-Related Securities at the initial price or rate.

(iv)

Formula: If on the date (for purposes of this Section 13(f), the “Specified Date”) of issue or grant of the relevant Securities Rights in respect of Common Shares or Securities Rights in respect of Share-Related Securities the maximum number of Common Shares which could be issued upon exercise in full of the rights to subscribe for, purchase or otherwise acquire Common Shares and, if applicable, Share-Related Securities pursuant to the terms of such Securities Rights and, if applicable, Share-Related Securities is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time then, for the purposes of this Section 13(f), “C” shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such subscription, purchase or acquisition had taken place on the Specified Date.

(v)

Effect of Adjustment: The Exercise Price as adjusted pursuant to this Section 13(f) shall apply, with effect from and including the Effective Date, where the Exercise Date in respect of the relevant part (if applicable) of the Warrant has not occurred prior to the Effective Date. Any such adjustment shall be subject to any subsequent adjustment pursuant to the provisions of this Warrant.

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(g)	Share-Related Securities Issued Other than to Shareholders.

(i)

Adjustment Event: If and whenever the Company or (pursuant to arrangements with the Company) any other person or entity shall issue, wholly for cash or for no consideration, any Share-Related Securities or shall grant to any existing securities so issued such rights as to make such securities Share-Related Securities as a result of which, in each case, persons to whom the Share-Related Securities or such rights are issued or granted have the right to acquire Common Shares at a Consideration per Common Share which is less than 100%, of the Current Market Price of the Common Shares on the Exchange Business Day immediately preceding the date of the first public announcement of the terms of issue of such Share-Related Securities or the terms of such grant, the Exercise Price shall be subject to adjustment in accordance with this Section 13(g). However, if any such issue or grant also falls within the terms of Section 13(d) (Common Shares, Securities Rights and Share-Related Securities Issued to Shareholders), Section 13(e) (Issue of Other Securities to Shareholders) or Section 13(f) (Issues of Common Shares at Below Current Market Price), the Exercise Price shall not be subject to adjustment in accordance with this Section 13(g).

(ii)	Effective Date: For the purposes of this Section 13(g) the “Effective Date” means the date of issue of the Share-Related Securities or the grant of the relevant rights.

(iii)

Adjustment to the Exercise Price: Where the Exercise Date in respect of the relevant part (if applicable) of the Warrant has not occurred prior to the Effective Date, the Exercise Price shall be adjusted by multiplying the Exercise Price in effect immediately prior to the Effective Date by the following fraction:

A + B

A + C

where:

A =     the number of Common Shares in issue on the Exchange Business Day immediately preceding the date of such announcement;

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B =      the number of Common Shares which the Aggregate Consideration would purchase at such Current Market Price; and

C =      the maximum number of Common Shares which could be issued upon exercise in full of the rights to subscribe for, purchase or otherwise acquire Common Shares pursuant to the terms of such Share-Related Securities at the initial price or rate.

(iv)

Formula: If on the date (for purposes of this Section 13(g), the “Specified Date”) of issue of the relevant Share-Related Securities or date of grant of such rights the maximum number of Common Shares which could be issued upon exercise in full of the rights to subscribe for, purchase or otherwise acquire Common Shares pursuant to the terms of such Share-Related Securities is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time then, for the purposes of this Section 13(g)(iv), “C” shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such subscription, purchase or acquisition had taken place on the Specified Date.

(v)

Effect of Adjustment: The Exercise Price as adjusted pursuant to this Section 13(g)(v) shall apply, with effect from and including the Effective Date, where the Exercise Date in respect of the relevant part (if applicable) of the Warrant has not occurred prior to the Effective Date. Any such adjustment shall be subject to any subsequent adjustment pursuant to the provisions of this Warrant.

(h)	Amendment of Terms of Securities Rights or Share-Related Securities.

(i)

Adjustment Event: If and whenever the rights to subscribe for, purchase or otherwise acquire Common Shares pursuant to the terms of any Securities Rights or Share-Related Securities are amended (other than in accordance with their terms of issue (including terms as to adjustment of such rights)) so that following such amendment the Consideration per Common Share is (1) reduced and (2) less than 100%, of the Current Market Price of the Common Shares on the Exchange Business Day immediately preceding the date of the first public announcement of the proposals for such amendment, the Exercise Price shall be subject to adjustment in accordance with this Section 13(h).

(ii)	Effective Date: For the purposes of this Section 13(h), “Effective Date” means the date of amendment of such rights.

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(iii)

Adjustment to the Exercise Price: Where the Exercise Date in respect of the relevant part (if applicable) of the Warrant has not occurred prior to the Effective Date, the Exercise Price shall be adjusted by multiplying the Exercise Price in effect immediately prior to the Effective Date by the following fraction:

A + B

A + C

where:

A =     the number or Common Shares in issue on the Exchange Business Day immediately preceding the date of such announcement;

B =      the number of Common Shares which the Aggregate Consideration (calculated taking account of the amended rights) would purchase at such Current Market Price; and

C =      maximum number of Common Shares which could be issued upon exercise in full of the rights to subscribe for, purchase or otherwise acquire Common Shares pursuant to the terms of such Securities Rights or Share-Related Securities at the amended subscription, purchase or acquisition price or rate (but giving credit in such manner as shall be Determined by an Expert to be appropriate for any previous adjustment under Section 13(d) (Common Shares, Securities Rights and Share-Related Securities Issued to Shareholders), Section 13(g) (Share-Related Securities Issued Other than to Shareholders) or this Section 13(h)).

(iv)

Formula: If on the date (for purposes of this Section 13(h), the “Specified Date”) of such amendment the maximum number of Common Shares which could be issued upon exercise in full of the rights to subscribe for, purchase or otherwise acquire Common Shares pursuant to the terms of such Securities Rights or Share-Related Securities is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time then, for the purposes of this Section 13(h), “C” shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such subscription, purchase or acquisition had taken place on the Specified Date.

(v)

Effect of Adjustment: The Exercise Price as adjusted pursuant to this Section 13(h) shall apply, with effect from and including the Effective Date, where the Exercise Date in respect of the relevant part (if applicable) of the Warrant has not occurred prior to the Effective Date. Any such adjustment shall be subject to any subsequent adjustment pursuant to the provisions of this Warrant.

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(i)	Other Arrangements to Acquire Securities.

(i)

Adjustment Event: If and whenever the Company or (pursuant to arrangements with the Company) any other person or entity shall offer any securities in connection with which offer Shareholders as a class are entitled to participate in arrangements whereby such securities may be acquired by them, the Exercise Price shall be subject to adjustment in accordance with this Section 13(i). However, if any such offer also causes the Exercise Price to be adjusted within the terms of Section 13(d) (Common Shares, Securities Rights and Share-Related Securities Issued to Shareholders) or Section 13(e) (Issue of Other Securities to Shareholders) (or would cause the Exercise Price to be so adjusted if the relevant Consideration per Common Share was less than 100% of the Current Market Price per Common Share on the relevant Exchange Business Day), the Exercise Price shall not be subject to adjustment in accordance with this Section 13(i).

(ii)	Effective Date: For the purposes of this Section 13(i), the “Effective Date” means the first date on which the Common Shares are traded ex-rights on the Principal Exchange.

(iii)

Adjustment to the Exercise Price: Where the Exercise Date in respect of the relevant part (if applicable) of the Warrant has not occurred prior to the Effective Date, the Exercise Price shall be adjusted by multiplying the Exercise Price in effect immediately prior to the Effective Date by the following fraction:

A - B

A

where:

A =     the Current Market Price of one Common Share on the Exchange Business Day immediately preceding the date of the first public announcement of such offer; and

B =      the Fair Market Value on the date of such announcement of the portion of the relevant offer attributable to one Common Share.

(iv)

Effect of Adjustment: The Exercise Price as adjusted pursuant to this Section 13(i) shall apply, with effect from and including the Effective Date, where the Exercise Date has not occurred prior to the Effective Date.

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Any such adjustment shall be subject to any subsequent adjustment pursuant to the provisions of this Warrant

(j)	Other Events; Contemporaneous Events.

(i)	Adjustment Event: If either the Company determines and gives notice in writing thereof to the Company that:

(A)

an adjustment should be made to the Exercise Price as a result of one or more events or circumstances not referred to in Section 13(a) (Dividends) to Section 13(i) (Other Arrangements to Acquire Securities) (even if the relevant event or circumstance is specifically excluded from the operation of Section 13(a) (Dividends) to Section 13(i) (Other Arrangements to Acquire Securities)) in order to preserve the theoretical value of the aggregate number of Common Shares which may be delivered on exercise of the Warrant or on exercise of the right to subscribe in each case pursuant to the terms of this Warrant; or

(B)

more than one event which gives rise or may give rise to an adjustment to the Exercise Price has occurred or will occur within such a short period of time that a modification to the operation of the adjustment provisions is required in order to preserve the theoretical value of the aggregate number of Common Shares which may be delivered on exercise of the Warrant or on exercise of the right to subscribe in each case pursuant to the terms of this Warrant; or

(C)

one event which gives rise or may give rise to more than one adjustment to the Exercise Price has occurred or will occur such that a modification to the operation of the adjustment provisions is required in order to preserve the theoretical value of the aggregate number of Common Shares which may be delivered on exercise of the Warrant or on exercise of the right to subscribe in each case pursuant to the terms of this Warrant, then the Company shall, at its own expense, procure that such adjustments (if any) to the Exercise Price or the other provisions of this Warrant as is fair and reasonable to take account thereof, as Determined by an Expert, is made and the date on which such adjustment should take effect shall also be Determined by an Expert.

(ii)

Effective Date: Upon such determination, the Company shall procure that such adjustment (if any) shall be made and shall take effect in accordance with such determination, provided, however, that an adjustment shall only be made pursuant to this Section 13(d) if the relevant Expert is requested to make such a determination not more than sixty (60) days after the date on which the relevant event occurs or circumstances exist.

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(k)	Adjustments for Exercise near a Record Date.

(i)

Adjustment Event: If and whenever the Exercise Price is to be adjusted pursuant to any of Section 13(a) (Dividends) to Section 13(j) (Other Events; Contemporaneous Events) and the Exercise Date in respect of the relevant part (if applicable) of the Warrantholder is either:

(A)

after the Record Date for any such issue, distribution, grant or offer as is mentioned in the relevant provision of this Warrant but before the relevant adjustment becomes effective under such provision; or

(B)

before the Record Date for any such issue, distribution, grant or offer as is mentioned in the relevant provision of this Warrant but in circumstances where the Warrantholder is unable, by the relevant Record Date, to become duly entitled to the Common Shares for the purpose of receiving the issue, distribution, grant or offer as is mentioned in the relevant provision of this Warrant, the Exercise Right shall be subject to adjustment in accordance with this Section 13(k).

(ii)

Adjustment to the Exercise Right: Upon the relevant adjustment becoming effective under the relevant provision of this Warrant, the Company shall procure that there shall be issued to the Warrantholder or in accordance with the instructions contained in the Exercise Agreement (subject to any applicable exchange control or other laws or other regulations) such additional number of Common Shares as, together with the Common Shares issued or to be issued on exercise, is equal to the number of Common Shares which would have been required to be issued on exercise if the relevant adjustment to the Exercise Price had in fact been made and become effective immediately before the Exercise Date in respect of the relevant part (if applicable) of the Warrant.

(l)	Aggregate Consideration and Consideration per Common Share.

(i)	Applicability of these Provisions: For the purpose of calculating any adjustment to the Exercise Price pursuant to the provisions of this Warrant, in the case of any:

(A)	issue, grant or offer of Common Shares, Share-Related Securities, Securities Rights in respect of Common Shares or Securities Rights in respect of Share-Related Securities; or

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(B)	grant to any existing securities issued of such rights as to make such securities Share-Related Securities; or

(C)	amendment of the terms of any Securities Rights or Share-Related Securities (other than in accordance with their terms of issue),

the “Aggregate Consideration” and the “Number of Common Shares” shall be calculated or determined (if necessary) in accordance with the following provisions of this Section 13(l) and the “Consideration per Common Share” shall, in each case, be the relevant Aggregate Consideration divided by the relevant Number of Common Shares.

(ii)	Shares for Cash: In the case of an issue, grant or offer of Common Shares for cash:

(A)

the Aggregate Consideration shall be the amount of such cash, provided that in no such case shall any deduction be made for any commissions or any expenses paid or incurred by the Company for any underwriting of the issue or otherwise in connection therewith; and

(B)	the Number of Common Shares shall be the number of Common Shares so issued, granted or offered.

(iii)	Shares not for Cash: In the case of the issue, grant or offer of Common Shares for a consideration in whole or in part other than cash:

(A)

the Aggregate Consideration shall be the amount of such cash (if any) plus the consideration other than cash, which shall be deemed to be the Fair Market Value thereof or, if pursuant to applicable law such determination is to be made by application to a court of competent jurisdiction, the value thereof as determined by such court or an appraiser appointed by such court, irrespective of the accounting treatment thereof; and

(B)	the Number of Common Shares shall be the number of Common Shares so issued, granted or offered.

(iv)

Issue of Share-Related Securities: In the case of the issue, grant or offer of Share-Related Securities or Securities Rights in respect of Share-Related Securities or the grant to any securities issued of such rights as to make such securities Share-Related Securities:

(A)	the Aggregate Consideration shall be:

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(I)	the consideration (if any) received by the Company for such Share-Related Securities and (if applicable) Securities Rights or, as the case may be, such grant; and

(II)

the additional consideration (if any) to be received by the Company upon (and assuming) the exercise in full of the rights to subscribe for, purchase or otherwise acquire Common Shares pursuant to the terms of such Share-Related Securities at the initial price or rate and (if applicable) the exercise in full of the rights to subscribe for, purchase or otherwise acquire Share-Related Securities pursuant to the terms of such Securities Rights at the initial price or rate, the consideration in each case to be determined in the same manner as provided in paragraphs (ii) and (iii) of this Section 13(l); and

(B)

the Number of Common Shares shall be the number of Common Shares to be issued upon (and assuming) such exercise in full of the rights to subscribe for, purchase or otherwise acquire Common Shares pursuant to the terms of such Share-Related Securities at the initial price or rate and (if applicable) the exercise in full of the rights to subscribe for, purchase or otherwise acquire Share-Related Securities pursuant to the terms of such Securities Rights at the initial price or rate.

(v)

Amendment of Share-Related Securities/Securities Rights in Respect of Share-Related Securities: In the case of the amendment of the terms of any Share-Related Securities and/or Securities Rights in respect of Share-Related Securities (in either case, other than in accordance with their terms of issue):

(A)	the Aggregate Consideration shall be:

(I)	the consideration (if any) received by the Company for such amendment; and

(II)

the additional consideration (if any) to be received by the Company upon (and assuming) the exercise in full of the rights to subscribe for, purchase or otherwise acquire Common Shares pursuant to the terms of such Share-Related Securities at the initial price or rate or (in the case of an amendment to the terms of such Share-Related Securities) the amended price or rate and (if applicable) the exercise in full of the rights to subscribe for, purchase or

B-2-26

otherwise acquire Share-Related Securities pursuant to the terms of such Securities Rights at the initial price or rate or (in the case of an amendment to the terms of such Securities Rights) the amended price or rate, the consideration in each case to be determined in the same manner as provided in paragraphs (ii) and (iii) of this Section 13(l); and

(B)

the Number of Shares shall be the number of Shares to be issued upon (and assuming) such exercise in full of the rights to subscribe for, purchase or otherwise acquire Shares pursuant to the terms of such Share-Related Securities at the initial price or rate or (in the case of an amendment to the terms of such Share-Related Securities) the amended price or rate and (if applicable) the exercise in full of the rights to subscribe for, purchase or otherwise acquire Share-Related Securities pursuant to the terms of such Rights at the initial price or rate or (in the case of an amendment to the terms of such Rights) the amended price or rate.

(vi)

Securities Rights in Respect of Common Shares: In the case of the issue, grant or offer of Securities Rights in respect of Common Shares or the amendment of the terms of any Securities Rights in respect of Common Shares (other than in accordance with their terms of issue):

(A)	the Aggregate Consideration shall be:

(I)	the consideration received by the Company for any such Securities Rights or, as the case may be, such amendment; and

(II)

the additional consideration to be received by the Company upon (and assuming) the exercise in full of the rights to subscribe for, purchase or otherwise acquire Common Shares pursuant to the terms of such Securities Rights at the initial price or rate or (in the case of an amendment to the terms of such Securities Rights) the amended price or rate, the consideration in each case to be determined in the same manner as provided in paragraphs (ii) and (iii) of this Section 13(l); and

(B)

the Number of Common Shares shall be the number of Common Shares to be issued upon (and assuming) the exercise in full of the rights to subscribe for, purchase or otherwise acquire Common Shares pursuant to the terms of such Securities Rights at the initial

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price or rate or (in the case of an amendment to the terms of such Securities Rights) the amended price or rate.

(vii)

Currency Translation: If any of the consideration referred to in any of the preceding paragraphs of this Section 13 is receivable in a currency other than U.S. dollars, such consideration shall be translated into U.S. dollars for the purposes of this Section 13:

(A)

in any case where there is a fixed rate of exchange between U.S. dollars and the relevant currency for the purposes of the issue, grant or offer of the Common Shares, Share-Related Securities or Securities Rights, the exercise of the rights to subscribe for, purchase or otherwise acquire Share-Related Securities pursuant to the terms of such Securities Rights or the exercise of the rights to subscribe for, purchase or otherwise acquire Common Shares pursuant to the terms of such Securities Rights or Share-Related Securities, at such fixed rate of exchange; and

(B)	in all other cases, at the Screen Rate on the date as of which the said consideration is required to be calculated.

(m)

Adjustment of Warrant Shares. If and whenever at any time prior to the Expiration Date there shall occur an adjustment to the Exercise Price pursuant to the provisions of Sections 13(a) through 13(j), inclusive, the number of Common Shares purchasable upon the exercise of the Warrant (at the adjusted Exercise Price) shall be adjusted contemporaneously with the adjustment of the Exercise Price by multiplying the number of Common Shares theretofore purchasable on the exercise thereof by a fraction, the numerator of which shall be the applicable Exercise Price in effect immediately prior to such adjustment and the denominator of which shall be the applicable Exercise Price resulting from such adjustment; provided, however, that in the event of an adjustment to the Exercise Price of this Warrant pursuant to the provisions of Section 13(f) and the exercise price of the Exchange Warrant pursuant to the provisions of Section 12(f) thereof, the number of Common Shares purchasable upon exercise of this Warrant and the Purchase Warrant shall not equal or exceed in the aggregate 20.0% of the number of Common Shares outstanding on the date immediately preceding the date hereof.

(n)

Common Shares Issuances. The foregoing provisions of this Section 13 shall not apply to issuances or sales of (i) the Warrant Shares, (ii) Common Shares upon conversion, exercise or exchange of Convertible Securities outstanding on the issuance date hereof in accordance with the terms in effect on such issuance date, or (iii) Common Shares or Convertible Securities under the Company’s duly adopted stock option and bonus plans for employees and directors (whether or not such stock option or bonus plans or the issuance of any shares thereunder remain to be approved by shareholders of the Company). For the purposes of the foregoing adjustments, in the case of the issuance of any Convertible Securities, the maximum number of shares of Common Shares issuable upon exercise, exchange or conversion of such Convertible Securities shall be deemed to be outstanding, provided that no further adjustment shall be made upon the actual issuance of Common Shares upon exercise, exchange or conversion of such Convertible Securities.

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(o)

Successive Adjustments. The adjustments provided for in Section 13 are cumulative and shall apply (without duplication) to successive events resulting in any adjustment under the provisions of this Section 13.

(p)	Rounding of Adjustments. All calculations under this Section 13 shall be made to four decimal places for dollar amounts or the nearest 1/100th of a share, as the case may be.

(q)

Notice of Adjustments. Whenever the Exercise Price is adjusted pursuant to Sections 13(a) through 13(j), inclusive, the Company shall promptly deliver to the Warrantholder, a notice setting forth the Exercise Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment, provided that any failure to so provide such notice shall not affect the automatic adjustment hereunder.

(r)

Capital Reorganization. If and whenever at any time prior to Expiration Date there shall be a reorganization, reclassification or other change of Common Shares outstanding at such time or change of the Common Shares into other shares or into other securities, or a consolidation, amalgamation, arrangement or merger of the Company with or into any other corporation or other entity (other than a consolidation, amalgamation, arrangement or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a sale, conveyance or transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or entity in which the holders of Common Shares are entitled to receive shares, other securities or property, including cash (any of such events being herein called a “Capital Reorganization”), any Warrantholder who exercises its right to subscribe for and purchase Warrant Shares pursuant to the exercise of the Warrant after the effective date of such Capital Reorganization shall be entitled to receive, and shall accept for the same aggregate consideration in lieu of the number of Warrant Shares to which the Warrantholder was theretofore entitled upon such exercise, the aggregate number of shares, other securities or other property, including cash, which the Warrantholder would have received as a result of such Capital Reorganization had it exercised its right to acquire Warrant Shares immediately prior to the effective date or record date, as the case may be, of the Capital Reorganization and had it been the registered holder of such Warrant Shares on such effective date or record date, as the case may be, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in Sections 13(a) through 13(j), inclusive. No Capital Reorganization shall be completed by the Company unless the foregoing provisions of this Section 13(r) have been complied with to the satisfaction of the Warrantholder and the Warrantholder has confirmed the same in writing to the Company, which confirmation shall not be unreasonably withheld.

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14.                   Fractional Interest. The Company shall not be required to issue fractions of Warrant Shares upon the exercise of the Warrant. If any fraction of a Warrant Share would, except for the provisions of this Section 14, be issuable upon the exercise of the Warrant (or specified portions thereof), the Company shall round such calculation to the nearest whole number and disregard the fraction.

15.                   Benefits. Nothing in this Warrant shall be construed to give any person, firm or corporation (other than the Company and the Warrantholder) any legal or equitable right, remedy or claim, it being agreed that this Warrant shall be for the sole and exclusive benefit of the Company and the Warrantholder and their respective successors and assigns.

16.                   Notices to Warrantholder. Upon the happening of any event requiring an adjustment of the Exercise Price, the Company shall forthwith give written notice thereof to the Warrantholder pursuant to the provisions of Section 17 hereof, stating the adjusted Exercise Price and the adjusted number of Warrant Shares resulting from such event and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. In the event of a dispute with respect to any such calculation, the adjusted Exercise Price and the adjusted number of Warrant Shares resulting from such event shall be Determined by an Expert. At the Warrantholder’s request, the Company shall deliver to the Warrantholder as of a requested date a notice specifying the Exercise Price and the number of Warrant Shares into which this Warrant is exercisable as of such date.

17.                   Notices. Any notice pursuant hereto to be given or made by the Warrantholder to or on the Company shall be sufficiently given or made if delivered personally or by facsimile or if sent by an internationally recognized courier, addressed as follows:

PolyMet Mining Corp.
1177 West Hastings Street, Suite 1003
Vancouver AI V6E 2K3
Attn: Niall Moore, Corporate Secretary
Fax: (604) 669-4705

or such other address as the Company may specify in writing by notice to the Warrantholder complying as to delivery with the terms of this Section 17.

Any notice pursuant hereto to be given or made by the Company to or on the Warrantholder shall be sufficiently given or made if personally delivered or if sent by an internationally recognized courier service by overnight or two-day service, to the address set

B-2-30

forth on the books of the Company or, as to each of the Company and the Warrantholder, at such other address as shall be designated by such party by written notice to the other party complying as to delivery with the terms of this Section 17.

All such notices, requests, demands, directions and other communications shall, when sent by courier, be effective two (2) days after delivery to such courier as provided and addressed as aforesaid. All faxes shall be effective upon receipt.

18.                   Registration Rights. The initial holder of this Warrant is entitled to the benefit of certain registration rights in respect of the Warrant Shares as provided in the Registration Rights Agreement.

19.                   Successors. All the covenants and provisions hereof by or for the benefit of the Warrantholder shall bind and inure to the benefit of its respective successors and assigns hereunder.

20.                   Governing Law. This Warrant shall be deemed to be a contract made under the laws of the State of New York, without giving effect to its conflict of law principles that would defer to the substantive laws of another jurisdiction.

21.                   Replacement Warrants. The Company agrees that within ten (10) Business Days after any request from time to time of the Warrantholder, it shall deliver to such holder a new Warrant in substitution of this Warrant which is identical in all respects except that the then Exercise Price shall be appropriately specified in the Warrant, and the Warrant shall specify the fixed number of Warrant Shares into which this Warrant is then exercisable. Such changes are intended not as amendments to the Warrant but only as clarification of the foregoing numbers for convenience purposes, and such changes shall not affect any provisions concerning adjustments to the Exercise Price or number of Warrant Shares contained herein.

22.                   Absolute Obligation to Issue Warrant Shares. The Company’s obligations to issue and deliver Warrant Shares in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the holder hereof to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the holder hereof or any other Person of any obligation to the Company or any violation or alleged violation of law by the holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the holder hereof in connection with the issuance of Warrant Shares. The Company will at no time close its shareholder books or records in any manner which interferes with the timely exercise of this Warrant.

23.                   Assignment, Etc. The Warrantholder may assign or transfer this Warrant in whole or in part to any transferee without the consent of the Company. The Warrantholder shall notify the Company of any such assignment or transfer promptly. This Warrant shall be binding upon the Company and its successors and shall inure to the benefit of the Warrantholder and its successors and permitted assigns.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed as of the date first written above.

POLYMET MINING CORP.

By:__________________________________

Name:

Title:

Attest:

Sign:______________________________

Print Name:

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EXHIBIT A

POLYMET MINING CORP.

WARRANT EXERCISE FORM

PolyMet Mining Corp.

1177 West Hastings Street, Suite 1003

Vancouver AI V6E 2K3

Attn:

Fax:

This undersigned hereby irrevocably elects to exercise the right of purchase represented by the within Warrant (“Warrant”) for, and to purchase thereunder, _______________ shares of Common Stock (“Warrant Shares”) provided for therein, and requests that certificates for the Warrant Shares be issued as follows:

_______________________________

Name

_______________________________

Address

_______________________________

_______________________________

and, if the number of Warrant Shares shall not be all the Warrant Shares purchasable upon exercise of the Warrant, that a new Warrant for the balance of the Warrant Shares be issued as follows, subject to Section 5(d) of the Warrant:

_______________________________

Name

_______________________________

Address

_______________________________

_______________________________

In lieu of delivering physical certificates representing the Warrant Shares purchasable upon exercise of this Warrant, provided the Company’s transfer agent is participating in the Depository Trust Company (“DTC”) Deposit and Withdrawal at Custodian (“DWAC”) system, upon request of the Holder, the Company shall use its best efforts to cause its transfer agent to electronically transmit the Warrant Shares issuable upon conversion or exercise to the undersigned, by crediting the account of the undersigned’s prime broker with DTC through its DWAC system.

Dated:_______________________	Signature:___________________________

___________________________________

Name (please print)

___________________________________

Address

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EXHIBIT C

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (THIS "AGREEMENT") IS MADE AND ENTERED INTO AS OF THIS 31st DAY OF OCTOBER, 2008, BY AND AMONG POLYMET MINING CORP., A CORPORATION INCORPORATED UNDER THE LAWS OF BRITISH COLUMBIA (THE "COMPANY"), AND THE PERSON IDENTIFIED AS THE PURCHASER PURSUANT TO THAT CERTAIN PURCHASE AGREEMENT OF EVEN DATE HEREWITH BY AND BETWEEN THE COMPANY AND SUCH PURCHASER (THE "PURCHASE AGREEMENT").

The parties hereby agree as follows:

1.	Definitions.

Capitalized terms used herein but not otherwise defined shall have the meaning ascribed thereto in the Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:

“Applicable Canadian Securities Laws” shall mean the securities laws of the relevant provinces and territories of Canada, as the context dictates, and the respective rules and regulations under such laws, together with applicable published policy statements, instruments, companion policies, blanket orders, blanket rulings and applicable notices of or administered by the relevant Canadian securities regulatory authorities and applicable discretionary blanket rulings or blanket orders issued by the relevant Canadian securities regulatory authorities pursuant to such laws, rules and regulations, all as amended and in effect from time to time.

“Availability Date” has the meaning given to it in Section 3(l).

“Canadian Prospectus” shall mean any prospectus of the Company filed with the Principal Regulator under the Applicable Canadian Securities Laws qualifying the Registrable Securities, and shall include all amendments and supplements thereto and all material incorporated by reference (or deemed to be incorporated by reference) therein.

“Claims” shall have the meaning given to it in Section 6(a).

“Common Stock” shall mean the Company’s Common Stock, no par value per share.

“Grace Period” shall have the meaning given to it in Section 2(e).

“MJDS” shall mean the U.S. Multi-Jurisdictional Disclosure System adopted by the SEC.

“Principal Regulator” shall mean (i) if the Prospectus is to be qualified in more than one province and/or territory in Canada, the Canadian securities regulator designated by the Company as its principal regulator pursuant to National Policy 11-102 – Process for Prospectus Review in Multiple Jurisdictions, and (ii) if the Prospectus is to be qualified in only one province of Canada, the securities regulator with respect to such province.

“Prospectus” shall mean (i) the Canadian Prospectus, and (ii) the prospectus included in any Registration Statement, as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities or amendment covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus.

“Purchasers” shall mean the purchaser identified in the Purchase Agreement and any subsequent holder of any Debentures, Warrants or Registrable Securities as a result of a transfer of such securities.

“Register,” “registered” and “registration” refer to (i) a registration made by preparing and filing a registration statement in compliance with the 1933 Act (as defined below), and the declaration or ordering of effectiveness of, or the effectiveness upon filing of, such registration statement; and (ii) the filing of the Canadian Prospectus for the purposes of qualifying the Registrable Securities under the Applicable Canadian Securities Laws for distribution in any or all of the provinces or territories of Canada.

“Registrable Securities” shall mean (i) the Warrant Shares and any other shares of Common Stock issued or issuable (a) upon the exercise of the Warrants, or (b) upon any distribution with respect to, or any exchange for or any replacement of, the Debentures or Warrants, or (c) upon any conversion, exercise or exchange of any securities issued in connection with any such distribution, exchange or replacement; (ii) securities issued or issuable upon any stock split, stock dividend, recapitalization or similar event with respect to such shares of Common Stock; and (iii) any other security issued as a dividend or other distribution with respect to, in exchange for, or in replacement of, the securities referred to in the preceding clauses; provided, however, that Registrable Securities shall not include any shares of Common Stock which have previously been registered or which have been sold to the public either pursuant to a Registration Statement or Rule 144, or which have been sold in a private transaction in which the transferor’s rights under this Agreement are not assigned.

“Registration Expenses” shall have the meaning given to it in Section 2(d).

“Registration Period” shall have the meaning given to it in Section 3(a).

“Registration Statement” shall mean any registration statement of the Company filed under the 1933 Act that covers the resale of any of the Registrable Securities pursuant to the provisions of this Agreement, any amendments and supplements to such Registration Statement, including any post-effective amendments, all exhibits thereto and all material incorporated by reference in such Registration Statement.

“Rule 415” means Rule 415 promulgated by the SEC pursuant to the 1933 Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same purpose and effect as such Rule.

“SEC” means the U.S. Securities and Exchange Commission.

“SEC Comments”means written commentspertaining solely to Rule 415 which are received by the Company from the SEC, and a copy of which shall have been provided by the Company to the Purchasers, to a filed Registration Statement which require the Company to limit the amount of Registrable Securities which may be included therein to a number of Registrable Securities, which is less than such amount sought to be included thereon as filed with the SEC.

“Violations” shall have the meaning given to it in Section 6(a).

“1933 Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

2.	Registration.
(a)	Demand Registration.

(i)        Subject to the conditions of this Section 2, if the Company shall receive a written request from the Purchasers of at least fifty percent (50%) of the Registrable Securities (the “Initiating Purchasers”) then outstanding (whether or not issued) that the Company file a registration statement under the 1933 Act or effect a registration for a public offering in the United States and/or in a jurisdiction or jurisdiction of Canada, covering the registration of at least twenty-five percent (25%) of the Registrable Securities then outstanding (or a lesser percent if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $5,000,000), then the Company shall, promptly, and in any event within twenty (20) days of the receipt thereof, give written notice of such request to all Purchasers, and subject to the limitations of this Section 2, use its reasonable best efforts to effect, as expeditiously as practicable, the registration under the 1933 Act or the Applicable Canadian Securities Laws of all Registrable Securities that the Purchasers request to be registered. Such Registration Statement also shall cover, to the extent allowable under the 1933 Act and the rules promulgated thereunder (including Rule 416) or the Applicable Canadian Securities Laws, such indeterminate number of additional shares of Common Stock resulting from stock splits, stock dividends or similar transactions with respect to the Registrable Securities. The Registration Statement (and each amendment or supplement thereto) shall be provided in accordance with Section 3(c) to the Purchasers and their counsel prior to its filing. The Company must effect an unlimited number of registrations pursuant to this Section 2(a)(i), provided however, that the Company shall not be obligated to effect (A) a registration covering the sale of Registrable Securities for an aggregate public offering price of less than $5,000,000, (B) more than two (2) such registrations in any 12-month period, or (C) any registration at a time when it is keeping three (3) such registrations effective.

(ii)       The Company shall not identify any Purchaser as an underwriter in any Registration Statement or Prospectus filed pursuant to this Agreement without the prior written consent of such Purchaser and the Prospectus shall contain (except if otherwise directed by any Purchaser whose Registrable Securities are included in the Registration Statement and except if otherwise required pursuant to written comments received from the SEC upon a review of such Registration Statement) the “Plan of Distribution” section in substantially the form attached hereto as Exhibit A. The Company shall not be required to include the Registrable Securities of any Purchaser in a Registration Statement if, in the event that the SEC requires a Holder to be named as an underwriter in a Registration Statement, such Holder fails to furnish to the Company its consent.

(iii)      If the Initiating Purchasers intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to this Section 2(a) and the Company shall include such information in the written notice referred to in Section 2(a)(i). In such event, the right of any Purchaser to include such Purchaser’s Registrable Securities in such registration shall be conditioned upon such Purchaser’s participation in such underwriting and the inclusion of such Purchaser’s Registrable Securities in the underwriting to the extent provided herein. All Purchasers proposing to distribute their securities through such underwriting and the Company shall enter into an underwriting agreement, each in customary form with the underwriter or underwriters selected for such underwriting by a majority in interest of the Initiating Purchasers (which underwriter or underwriters shall be reasonably acceptable to the Company).

Notwithstanding any other provision of this Section 2(a), if the underwriter advises the Company that marketing factors require a limitation of the number of securities to be underwritten (including Registrable Securities) then the Company shall so advise all Purchasers of Registrable Securities which would otherwise be underwritten pursuant hereto, and the number of shares that may be included in the underwriting shall be allocated to the Purchasers of such Registrable Securities (including the Initiating Purchasers) pro rata by reference to the number of Registrable Securities requested to be registered by a given Purchaser and the aggregate number of Registrable Securities sought to be included in such Registration Statement. Any Registrable Securities excluded or withdrawn from such underwriting shall be withdrawn from the registration.

(iv)      Provided that the Company is eligible to file under MJDS, (A) the Company shall file a Prospectus with the Principal Regulator in such form as required under the applicable securities laws of the relevant Canadian provinces and territories, and (B) any registration statement filed pursuant to this Section 2(a) shall be filed on Form F-10. The Initiating Purchasers shall as a part of their request made pursuant to this Section 2(a) state whether the Registrable Securities shall be offered in one or more provinces and/or territories of Canada and specify such provinces and/or territories.

If Form F-10 is not available for the registration of the resale of Registrable Securities hereunder, the Company shall (x) register the resale of the Registrable Securities on Form F-3 or another appropriate form of registration statement reasonably acceptable to the Initiating Purchasers and (y) undertake to register the Registrable Securities on Form F-10 as soon as such form is available, provided that the Company shall maintain, subject to applicable Grace Periods (as hereinafter defined) the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form F-10 covering the Registrable Securities has been declared effective by the SEC or becomes effective upon filing with the SEC.

(v)       The Company shall not be required to effect a registration or, in the circumstances contemplated in (y) below, a prospectus qualification pursuant to this Section 2(a): (x) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of filing of, and ending on a date one hundred eighty (180) days after the effective date of, a Company-initiated registration; provided that the Company is actively employing in good faith all reasonable efforts to cause such registration statement to become effective; or (y) if the Company shall furnish to the Initiating Purchasers a certificate signed by the Chairman of the Board stating that in the good faith and reasonable judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its shareholders for such registration statement to be effected or such Prospectus to be qualified at such time, in which event the Company shall have the right to defer such filing for a period of not more than ninety (90) days after receipt of the request of the Initiating Purchasers; provided that such right to delay a request shall be exercised by the Company not more than once in any twelve (12) month period.

(vi)      The Company may include in any resale registration other securities for sale for the account of any other Person to whom registration rights have been granted. Additionally, the Company may include in any registration that involves an underwritten offering other securities for its own account or for the account of any other Person to whom registration rights have been granted; provided that, if the underwriter for the offering shall determine that the number of shares proposed to be offered in such offering would be reasonably likely to adversely affect such offering, then the Registrable Securities to be sold by the Purchasers shall be included in such registration before any securities proposed to be sold for the account of the Company or any other Person. The inclusion in any registration pursuant to this subsection (vi) of any securities of the Company or any other Person shall be conditional upon the acceptance by the Company or any such other Person of the application provisions of this Agreement.

(b)	Piggyback Registration.

(i)        The Company shall notify all Purchasers in writing at least fifteen (15) days prior to the filing of any registration statement under the 1933 Act or Canadian Prospectus for purposes of a public offering of securities of the Company (whether in connection with a public offering of securities by the Company, a public offering of securities by shareholders of the Company, or both, but excluding a registration relating solely to employee benefit plans, or a registration relating to a corporate reorganization or other transaction, or a registration on any registration form that does not permit secondary sales). Each Purchaser desiring to include in any such registration statement or Canadian Prospectus all or any part of the Registrable Securities held by such Purchaser shall, within ten (10) days after receipt of the above-described notice from the Company, so notify the Company in writing and the Company shall use its reasonable best efforts, subject to the provisions of this Agreement, to include in such registration statement or prospectus all of the Registrable Securities specified in such notice or notices. Such notice shall state the intended method of disposition of the Registrable Securities by such Purchaser as set forth herein. If a Purchaser decides not to include all of its Registrable

Securities in any registration statement or Canadian Prospectus thereafter filed by the Company, such Purchaser shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement, registration statements, Canadian Prospectus or Canadian Prospectuses as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein.

(ii)       Underwriting. If the Registration Statement or Canadian Prospectus under which the Company gives notice under this Section 2(b) is for an underwritten offering, the Company shall so advise the Purchasers as part of the notice given pursuant to Section 2(b)(i). In such event, the right of any such Purchaser to be included in a registration or prospectus qualification pursuant to this Section 2(b) shall be conditioned upon such Purchaser’s participation in such underwriting and the inclusion of such Purchaser’s Registrable Securities in the underwriting to the extent provided herein. All Purchasers proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement, together with the Company and any other security holders participating in that registration, in customary form with the underwriter or underwriters selected for such underwriting by the Company.

Notwithstanding any other provision of this Section 2(b), if the underwriter determines in good faith that marketing factors require a limitation of the number of shares to be underwritten, the number of shares that may be included in the underwriting shall be allocated first to the Company; second, to all Purchasers who are entitled to participate and who have elected to participate in the offering pursuant to the terms of this Agreement, pro rata by reference to the number of Registrable Securities requested to be registered by a given Purchaser and the aggregate number of Registrable Securities sought to be included in such Registration Statement or Canadian Prospectus; and third, to any other security holders of the Company participating in that registration on a pro rata basis.

If any Purchaser disapproves of the terms of any such underwriting, such Purchaser may elect to withdraw therefrom by written notice to the Company and the underwriter or underwriters, delivered at least ten (10) business days prior to the effective date of the registration statement or the filing of the final Canadian Prospectus, as applicable. Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration or prospectus qualification. If any Registrable Securities so withdrawn from the registration or prospectus qualification and if the number of Registrable Securities to be included in such registration or prospectus qualification was previously reduced as a result of marketing factors, the Company shall then promptly offer to all Purchasers who have retained the right to include Registrable Securities in the registration or prospectus qualification the right to include additional securities in the registration or prospectus qualification in an aggregate amount equal to the number of shares so withdrawn, with such shares to be allocated pro rata among the Purchasers requesting additional inclusion.

(iii)      Right to Terminate Registration. The Company shall have the right to terminate or withdraw any registration or prospectus qualification initiated by it under this Section 2(b) prior to the effectiveness of such registration or final approval of such prospectus qualification whether or not any Purchaser has elected to include securities in such registration or prospectus qualification. The Registration Expenses of such withdrawn registration or prospectus qualification shall be borne by the Company in accordance with Section 2(d) hereof.

(c)       SEC Comments. If all of the Registrable Securities requested to be included cannot be included in a Registration Statement filed pursuant to Section 2(a) or Section 2(b), as applicable, due to SEC Comments, then the Company shall use its reasonable best efforts to prepare and file as expeditiously as practicable, such number of additional Registration Statements as may be necessary in order to ensure that all Registrable Securities are covered by an existing and effective Registration Statement. Any cutbacks of Registrable Securities from a Registration Statement filed pursuant to Section 2(a) or Section 2(b), as applicable, due to SEC Comments shall be applied to the Purchasers pro rata in accordance with the number of such Registrable Securities sought to be included in such Registration Statement by reference to the number of such Purchaser’s Registrable Securities relative to all outstanding Registrable Securities.

(d)       Expenses. The Company will pay all expenses associated with each registration and prospectus qualification (“Registration Expenses”), including reasonable fees and expenses of one counsel for the Purchasers, but excluding discounts, commissions, fees of underwriters, selling brokers, dealer managers or similar securities industry professionals relating to the Registrable Securities included in the registration or prospectus qualification. Notwithstanding the foregoing, the Company shall not, however, be required to pay for expenses of any registration proceeding or prospectus qualification begun pursuant to Section 2(a), the request of which has been subsequently withdrawn by the Purchasers unless (a) the withdrawal is based upon material adverse information concerning the Company that the Company had not publicly disclosed or otherwise notified the Purchasers of at least forty-eight (48) hours prior to the request. If the Purchasers are required to pay the Registration Expenses, such expenses shall be borne by the Purchasers pro rata by reference to the number of Registrable Securities requested to be registered or qualified by a given Purchaser and the aggregate number of Registrable Securities sought to be included in such Registration Statement or Canadian Prospectus.

(e)	Effectiveness.

(i)        The Company shall use its reasonable best efforts to have each Registration Statement declared effective promptly after filing.

(ii)       Notwithstanding anything to the contrary herein, at any time after a Registration Statement has been declared effective by the SEC or a Canadian Prospectus has been qualified in Canada (i) if the Company possesses material, non-public information the disclosure of which at the time is not, in the reasonable discretion of the Company, in the best interest of the Company or (ii) an event described in Section 3(g) or 3(k) shall occur (a “Grace Period”), the Company shall promptly (i) notify the Purchasers in writing of the reason giving rise to a Grace Period (provided that in each notice the Company will not disclose any content of such material, nonpublic information to the Purchasers), and (ii) notify the Purchasers in writing of the date on which the Grace Period ends; and, provided further, that no Grace Period shall exceed ten (10) consecutive calendar days and during any three hundred sixty five (365) day period such Grace Periods shall not exceed an aggregate of twenty-five (25) trading days. The Grace Period shall begin on and include the date the Purchasers receive the notice referred to in clause (i) and shall end on and include the later of the date the Purchasers receive the notice referred to in clause (ii) and the date referred to in such notice during which time Purchasers shall not make any sales of Registrable Securities under the Registration Statement or the Canadian Prospectus.

3.         Company Obligations. The Company will use its reasonable best efforts to effect the registration of the Registrable Securities in accordance with the terms hereof, and pursuant thereto the Company will:

(a)   use its reasonable best efforts to cause such Registration Statement to become effective and to remain continuously effective for a period (the “Registration Period”) that will terminate upon the earlier of (i) the date on which all Registrable Securities covered by the Registration Statement have been sold, and (ii) the date on which all Registrable Securities may be sold without restriction pursuant to Rule 144(b)(1) (and no Debentures or Warrants remain outstanding).

(b)  prepare and file with (i) the SEC such amendments and post-effective amendments to the Registration Statement and the Prospectus as may be necessary to keep the Registration Statement effective and permit sales of the Registrable Securities thereunder for the period specified in Section 3(a) and to comply with the provisions of the 1933 Act and the 1934 Act with respect to the distribution of all Registrable Securities, and (ii) the Principal Regulator and any other applicable Canadian securities regulators such supplements and amendments to the Prospectus as may be required under Applicable Canadian Securities Laws; provided that, at a time reasonably prior to the filing of a Registration Statement or Prospectus, or any amendments or supplements thereto, the Company will furnish to the Purchasers copies of all documents proposed to be filed, which documents will be subject to the comments of the Purchasers;

(c)   permit counsel designated by the Purchasers to review and comment on each Registration Statement and Prospectus and all amendments and supplements thereto no fewer than five (5) business days prior to their filing with the SEC and Principal Regulator and not file any document to which such counsel reasonably objects;

(d)  to the extent not publicly available through either EDGAR or SEDAR, furnish to the Purchasers and their counsel (i) promptly after the same is prepared and publicly distributed, filed with the SEC or the Principal Regulator, or received by the Company, one copy of any Registration Statement and any amendment thereto including all exhibits thereto and any documents incorporated by reference therein, each preliminary Prospectus and Prospectus and each amendment or supplement thereto, and each letter written by or on behalf of the Company to the SEC or the staff of the SEC or to the Principal Regulator or the staff of the Principal Regulator, and each item of correspondence from the SEC or the staff of the SEC or the Principal Regulator or the staff of the Principal Regulator, in each case relating to such Registration Statement or Prospectus (other than any portion of any thereof which contains information for which the Company has sought confidential treatment), and (ii) such number of copies of a Prospectus, including a preliminary prospectus, and all amendments and supplements thereto and such other documents as each Purchaser may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Purchaser;

(e)	in the event the Company selects an underwriter for the offering, the

Company shall enter into and perform its reasonable obligations under an underwriting agreement, in usual and customary form, including, without limitation, customary indemnification and contribution obligations, with the underwriter of such offering;

(f)   if required by any underwriter, or if any Purchaser is required to be described in the Registration Statement or Canadian Prospectus as an underwriter, the Company shall furnish, on the effective date of the Registration Statement or the filing date of the final Canadian Prospectus, as applicable, on the date that Registrable Securities are delivered to an underwriter, if any, for sale in connection with the Registration Statement or Canadian Prospectus and thereafter from time to time as any underwriter, including any Purchaser described as such, may reasonably request, (i) an opinion, dated such date, from independent legal counsel representing the Company for purposes of such Registration Statement or Canadian Prospectus, in form, scope and substance as is customarily given in an underwritten public offering, addressed to the underwriter and any Purchaser described as such, and (ii) a letter, dated such date, from the Company’s independent certified public accountants in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriter and any such Purchaser described as such;

(g)  use reasonable best efforts to prevent the issuance of any stop order or other suspension of effectiveness of any Registration Statement or Canadian Prospectus or the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension as soon as reasonably practicable and to notify each Purchaser who holds Registrable Securities being sold of the issuance of such order and the resolution thereof or its receipt of written notice of the initiation or threat of any proceeding for such purpose;

(h)  furnish to each Purchaser, upon written request, at least five (5) copies of the Registration Statement and Prospectus and any amendment thereto, including exhibits, financial statements, and schedules by certified mail, return receipt requested, or reputable courier within three (3) business days of the effective date thereof;

(i)   prior to any public offering of Registrable Securities, use its reasonable best efforts to register or qualify or cooperate with the Purchasers and their counsel in connection with the registration or qualification of such Registrable Securities for offer and sale under the securities or blue sky laws of such jurisdictions requested by the Purchasers and do any and all other reasonable acts or things necessary or advisable to enable the distribution in such jurisdictions of the Registrable Securities covered by the Registration Statement or Canadian Prospectus; provided that the Company shall not be required to (i) qualify as a foreign corporation in any jurisdiction in which it would not otherwise be required to so qualify, (ii) file a general consent to service of process in any such jurisdiction or (iii) subject itself to taxation in any jurisdiction in which it would not otherwise be subject;

(j)   cause all Registrable Securities covered by a Registration Statement to be listed on each securities exchange, interdealer quotation system or other market on which similar securities issued by the Company are then listed;

(k)  as promptly as practicable notify the Purchasers, at any time when a Prospectus relating to the Registrable Securities is required to be delivered under the 1933 Act or Applicable Canadian Securities Laws, upon discovery that, or upon the happening of any event as a result of which, the Prospectus, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, provided that in no event shall such notice contain any material, nonpublic information and, promptly prepare, file with the SEC and applicable Canadian securities regulator authorities and furnish to the Purchasers a reasonable number of copies of, a supplement to or an amendment of such Prospectus to correct any such untrue statement or omission and promptly notify the Purchasers of the filing of any such amendment or supplement and, if applicable, the effectiveness thereof; and

(l)   comply with all applicable rules and regulations of the SEC under the 1933 Act and the 1934 Act, take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Securities, hereunder; and make available to its security holders, as soon as reasonably practicable, but not later than the Availability Date (as defined below), an earnings statement covering a twelve month period beginning no later than the first day of the Company’s fiscal quarter next following the effective date of each Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the 1933 Act (for the purpose of this subsection 3(l), “Availability Date” means the 45th day following the end of the fiscal quarter that includes the effective date of such Registration Statement, except that, if such fiscal quarter is the last quarter of the Company’s fiscal year, “Availability Date” means the 90th day after the end of such fiscal quarter).

(m) within two (2) business days after a Registration Statement that covers Registrable Securities becomes or is ordered effective by the SEC, the Company shall deliver, to the transfer agent for such Registrable Securities confirmation that such Registration Statement has been declared effective by the SEC. Within two (2) Business Days following notice of any sale of Registrable Securities pursuant to an effective Registration Statement, the Company shall notify its counsel of such sale, and shall thereafter promptly cause its counsel to issue a legal opinion to its transfer agent, if required by its transfer agent, to effect the removal of the 1933 Act restrictive legend from the Registrable Securities sold pursuant to such effective Registration Statement.

4.         Due Diligence Review; Information. Subject to the last sentence of this Section 4, the Company shall make available, during normal business hours, for inspection and review by any Purchaser who may be deemed an underwriter, advisors to and representatives of such Purchasers (who may or may not be affiliated with the Purchasers), and any underwriter participating in any disposition of Common Stock on behalf of the Purchasers pursuant to a Registration Statement or Canadian Prospectus or amendments or supplements thereto or any blue sky, NASD or other filing, all financial and other records, all SEC Filings and other filings with the SEC and applicable Canadian securities regulatory authorities, and all other corporate documents and properties of the Company as may be reasonably necessary for the purpose of establishing a due diligence defense under applicable securities laws and such other reasonable purposes, and cause the Company’s officers, directors and employees to promptly supply all such information reasonably requested by such Purchasers or any such representative, advisor or underwriter in connection with such Registration Statement or Canadian Prospectus (including, without limitation, in response to all questions and other inquiries reasonably made or submitted by any of them), prior to and from time to time after the filing and effectiveness of the Registration Statement or Canadian Prospectus for the sole purpose of enabling such Purchasers and such representatives, advisors and underwriters and their respective accountants and counsel to conduct initial and ongoing due diligence with respect to the Company and the accuracy of the information included in the Registration Statement or Canadian Prospectus.

The Company shall not disclose material nonpublic information to the Purchasers, or to advisors to or representatives of the Purchasers, unless prior to disclosure of such information the Company identifies such information as being material nonpublic information and provides the Purchasers, such advisors and representatives with the opportunity to accept or refuse to accept such material nonpublic information for review. The Company may, as a condition to disclosing any material nonpublic information hereunder, require the Purchasers and their advisors and representatives to enter into a confidentiality agreement (including an agreement prohibiting them from trading in Common Stock during such period of time as they are in possession of material nonpublic information, provided that any such period in which the Purchasers are precluded from trading shall be considered a Grace Period in accordance with, and subject to the provisions of, Section 2(e)(ii) of this Agreement) in form reasonably satisfactory to the Company and the Purchasers. Nothing herein shall require the Company to disclose material nonpublic information to the Purchasers or their advisors or representatives.

5.	Obligations of the Purchasers.

(a)   Each Purchaser shall furnish in writing to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it, as shall be reasonably required to effect the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request. At least ten (10) business days prior to the first anticipated filing date of any Registration Statement or Canadian Prospectus, the Company shall notify each Purchaser of the information the Company requires from such Purchaser if such Purchaser elects to have any of the Registrable Securities included in the Registration Statement or Canadian Prospectus.

(b)  Each Purchaser, by its acceptance of the Registrable Securities agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of a Registration Statement or Canadian Prospectus hereunder, unless such Purchaser has notified the Company in writing of its election to exclude all of its Registrable Securities from the Registration Statement or Canadian Prospectus. Each Purchaser agrees to comply with the applicable prospectus delivery requirements under (i) the 1933 Act in connection with any resales of Registrable Securities pursuant to the Registration Statement and (ii) Applicable Canadian Securities Laws in connection with any resales of Registrable Securities pursuant to the Canadian Prospectus.

(c)   Each Purchaser agrees that, upon receipt of notice from the Company of the happening of any event described in Section 2(e)(ii), 3(g) or 3(k), such Purchaser will immediately discontinue disposition of Registrable Securities pursuant to the

Registration Statement or Canadian Prospectus covering such Registrable Securities, until the Purchaser’s receipt of the copies of the supplemented or amended Prospectus filed with the Principal Regulator or the SEC and, if applicable, declared effective by the SEC, or receipt of notice from the Company that no supplement or amendment is required or any applicable stop order or suspension has been lifted, and, if so directed by the Company, the Purchaser shall deliver to the Company (at the expense of the Company) or destroy all copies in the Purchaser’s possession of the Prospectus covering the Registrable Securities current at the time of receipt of such notice.

(d)  No Purchaser may participate in any third party underwritten registration pursuant to Section 2(b) hereunder unless it (i) agrees to sell the Registrable Securities, as applicable, on the basis provided in any underwriting arrangements in usual and customary form entered into by the Company, (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements, lock-up agreements and other documents reasonably required under the terms of such underwriting arrangements, and (iii) agrees to pay its pro rata share of all underwriting discounts, commissions and fees.

6.	Indemnification.

(a)   Indemnification by Company. The Company shall indemnify and hold harmless, to the fullest extent permitted by law, each Purchaser, each of its officers, directors, partners and each person who controls such Purchaser (within the meaning of the 1933 Act or Applicable Canadian Securities Laws) against all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorney’s fees) amounts paid in settlement and expenses incurred by such person (collectively, “Claims”) insofar as such Claim arises out of or is based upon: (i) any untrue or alleged untrue statement of a material fact contained in any Registration Statement or Canadian Prospectus, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary Prospectus if used prior to the effective date of such Registration Statement, or contained in the final Prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC or Principal Regulator, as applicable) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in the light of the circumstances under which the statements therein were made, not misleading, or (iii) any violation by the Company of any federal, state, provincial, territorial or common law, rule or regulation applicable to the Company in connection with any Registration Statement, Prospectus or any preliminary Prospectus, or any amendment or supplement thereto (clauses (1), (ii) and (iii) being collectively, “Violations”), and shall reimburse, in accordance with subparagraph (c) below, each of the foregoing persons for any legal and any other expenses reasonably incurred in connection with investigating or defending any such claims. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a): (i) shall not apply to a Claim by an indemnified person arising out of or based upon a Violation that occurs in reliance upon and in conformity with information furnished in writing to the Company by such indemnified person or by a Purchaser on behalf of such indemnified person expressly for use in connection with the preparation of the Registration Statement or Prospectus or any such amendment thereof or supplement thereto and; (ii) shall not be available to the extent such Claim is based on a failure of the Purchaser to deliver or to cause to be delivered the Prospectus made available by the Company pursuant to Section 3(k) if such Prospectus was timely made available by the Company reasonably in advance to the time delivery of such Prospectus was required of such indemnified person. Indemnity under this Section 5(a) shall remain in full force and effect regardless of any investigation made by or on behalf of any indemnified party and shall survive the permitted transfer of the Registrable Securities.

(b)  Indemnification by Purchasers. In connection with any registration pursuant to the terms of this Agreement, each Purchaser will severally but not jointly, indemnify and hold harmless, to the fullest extent permitted by law, the Company, its directors, officers, and each person who controls the Company (within the meaning of the 1933 Act or Applicable Canadian Securities Laws) against any Claim insofar as such Claim arises out of or is based on any Violation, in each case to the extent, but only to the extent that such Violation occurs in reliance upon and in conformity with information furnished in writing by such Purchaser to the Company specifically for inclusion in such Registration Statement or Prospectus or amendment or supplement thereto. In no event shall the liability of a Purchaser be greater in amount than the dollar amount of the proceeds (net of all expenses paid by such Purchaser and the amount of any damages such Purchaser has otherwise been required to pay by reason of such Violation) received by such Purchaser upon the sale of the Registrable Securities included in the Registration Statement giving rise to such indemnification obligation.

(c)   Conduct of Indemnification Proceedings. Any person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such person unless (a) the indemnifying party has agreed to pay such fees or expenses, (b) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person within a reasonable period of time of being notified of the claim or (c) in the reasonable judgment of any such person, based upon advice of its counsel, a conflict of interest exists between such person and the indemnifying party with respect to such claims or there are one or more defenses available to the indemnified party that are not available to the indemnifying party (in which case, if the person notifies the indemnifying party in writing that such person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such person); and provided, further, that the failure of any indemnified party to give written notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys, and one firm of local counsel, at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation. The indemnification required by this Section 6 shall be made by periodic payments during the course of the investigation or defense of any claim, as and when bills are received or Claims are incurred.

(d)  Contribution. If for any reason the indemnification provided for in the preceding paragraphs (a) and (b) is unavailable to an indemnified party or insufficient to hold it harmless, other than as expressly specified therein, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such Claim, in such proportion as is appropriate to reflect the relative fault of the indemnified party and the indemnifying party, as well as any other relevant equitable considerations. No person guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the 1933 Act or Applicable Canadian Securities Laws shall be entitled to contribution from any person not guilty of such fraudulent misrepresentation. In no event shall the contribution obligation of a Purchaser be greater in amount than the dollar amount of the proceeds (net of all expenses paid by such Purchaser and the amount of any damages such Purchaser has otherwise been required to pay by reason of such Violation) received by it upon the sale of the Registrable Securities giving rise to such contribution obligation.

7.	Reports Under the 1934 Act and Canadian Securities Laws.

With a view to making available to the Purchasers the benefits of Rule 144 promulgated under the 1933 Act or any other similar rule or regulation of the SEC that may at any time permit the Purchasers to sell securities of the Company to the public without registration, the Company agrees to:

(a)   make and keep public information available, as those terms are understood and defined in Rule 144;

(b)  file with the SEC in a timely manner all reports and other documents required of the Company under the 1933 Act and the 1934 Act so long as the Company remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and

(c)   furnish to each Purchaser so long as such Purchaser owns Registrable Securities, promptly upon request, (i) a written statement by the Company, if true, that it has complied with the reporting requirements of Rule 144, the 1933 Act and the 1934 Act, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested to permit the Purchasers to sell such securities pursuant to Rule 144 without registration.

The Company will also continue to make all filings and take all actions required to maintain its reporting issuer status under Applicable Canadian Securities Laws.

8.	Miscellaneous.

(a)   Amendments and Waivers. This Agreement may be amended only by a writing signed by the parties hereto. The Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company shall have obtained the written consent to such amendment, action or omission to act, of the Purchasers affected by such amendment, action or omission to act.

(b)  Notices. All notices and other communications provided for or permitted hereunder shall be made as set forth in Section 9.4 of the Purchase Agreement.

(c)   Assignments and Transfers by Purchasers. This Agreement and all the rights and obligations of any Purchaser hereunder may be assigned or transferred to any transferee or assignee of the Debentures, Warrants or Registrable Securities. A Purchaser may make such assignment or transfer to any transferee or assignee of any Debenture, Warrant, Registrable Securities, provided that (i) such transfer is made expressly subject to this Agreement and the transferee agrees in writing to be bound by the terms and conditions hereof and (ii) the Company is provided with written notice of such assignment.

(d)  Assignments and Transfers by the Company. This Agreement may not be assigned by the Company without the prior written consent of the Purchasers, and any assignment or attempted assignment made without such consent shall be void and of no effect.

(e)   Benefits of the Agreement. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(f)   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed by facsimile.

(g)  Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(h)  Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms to the fullest extent permitted by law.

(i)   Further Assurances. The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

(j)	Entire Agreement. This Agreement, together with the Purchase

Agreement, Debentures, Warrants and Pledge Agreement and documents contemplated thereby, is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement, together with the Purchase Agreement, Debentures, Warrants and Pledge Agreement and documents contemplated thereby, supersedes all prior agreements and understandings between the parties with respect to such subject matter.

(k)  Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without regard to principles of conflicts of law that would defer to the substantive laws of another jurisdiction.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

THE COMPANY:

POLYMET MINING CORP.

By:_____________________________________

Name:

Title:

THE PURCHASER:

GLENCORE AG

By:_____________________________________

Name:

Title:

EXHIBIT A

PLAN OF DISTRIBUTION

We are registering the Common Stock issuable upon exercise of the warrants held by the selling shareholders to permit the resale of these Common Stock by the selling shareholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the Common Stock. We will bear all fees and expenses incident to our obligation to register the Common Stock.

The selling shareholders may sell all or a portion of the Common Stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the Common Stock are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent's commissions. The Common Stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
•	in the over-the-counter market;
•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;
•	through the writing of options, whether such options are listed on an options exchange or otherwise;
•	in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	in block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	in purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	in an exchange distribution in accordance with the rules of the applicable exchange;
•	in privately negotiated transactions;
•	in short sales;
•	in sales pursuant to Rule 144;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;
•	by a combination of any such methods of sale; and
•	by any other method permitted pursuant to applicable law.

If the selling shareholders effect such transactions by selling Common Stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the Common Stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the Common Stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Common Stock in the course of hedging in positions they assume. The selling shareholders may also sell Common Stock short and deliver Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge Common Stock to broker-dealers that in turn may sell such shares.

The selling shareholders may pledge or grant a security interest in some or all of the warrants or Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Common Stock from time to time pursuant to this prospectus or any amendment or supplement to this prospectus the Securities Act of 1933, as amended, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the warrants or Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealer participating in the distribution of the Common Stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the Common Stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of Common Stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the Common Stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Common Stock by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the Common Stock to engage in market-making activities with respect to the Common Stock. All of the foregoing may affect the marketability of the Common Stock and the ability of any person or entity to engage in market-making activities with respect to the Common Stock.

We will pay all expenses of the registration of the Common Stock pursuant to the registration rights agreement, estimated to be $[     ] in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling shareholders will pay all underwriting discounts and selling commissions, if any. We have agreed to indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling shareholders may be entitled to contribution. The selling shareholders have agreed to indemnify us against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholders specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the shelf registration statement, of which this prospectus forms a part, the Common Stock will be freely tradable in the hands of persons other than our affiliates.

EXHIBIT D

PARENT GUARANTEE

PARENT GUARANTEE, dated as of October 31st, 2008 (this “Guarantee”), made by PolyMet Mining Corp. (the “Guarantor”), in favor of the purchaser signatory (the “Purchaser”) to that certain Purchase Agreement, dated as of the date hereof, between the Guarantor, Poly Met Mining, Inc., a Minnesota corporation (the “Company”) and the Purchaser.

W I T N E S S E T H:

WHEREAS, pursuant to that certain Purchase Agreement, dated as of October __, 2008, by and between the Company, the Guarantor and the Purchaser (the “Purchase Agreement”), the Company has agreed to sell and issue to the Purchaser, and the Purchaser has agreed to purchase from the Company, the Company’s Floating Rate Secured Debentures, due September 30, 2011 (the “Debentures”), subject to the terms and conditions set forth therein; and

WHEREAS, the Guarantor will directly benefit from the extension of credit to the Company represented by the issuance of the Debentures; and

NOW, THEREFORE, in consideration of the premises and to induce the Purchaser to enter into the Purchase Agreement and to carry out the transactions contemplated thereby, the Guarantor hereby agrees with the Purchaser as follows:

1.         Definitions. Unless otherwise defined herein, terms defined in the Purchase Agreement or the Debentures and used herein shall have the meanings given to them in the Purchase Agreement or in the Debentures, as applicable. The words “hereof,” “herein,” “hereto” and “hereunder” and words of similar import when used in this Guarantee shall refer to this Guarantee as a whole and not to any particular provision of this Guarantee, and Section and Schedule references are to this Guarantee unless otherwise specified. The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms. The following terms shall have the following meanings:

“Agreements” means the Debentures, the Purchase Agreement, the Security Documents, the Warrants and the Ancillary Agreements.

“Guarantee” means this Parent Guarantee, as the same may be amended, supplemented or otherwise modified from time to time.

“Obligations” means the collective reference to all obligations and undertakings of the Company of whatever nature, monetary or otherwise, under the Agreements, together with all reasonable attorneys’ fees, disbursements and all other costs and expenses of collection incurred by Purchaser in enforcing any of such Obligations and/or this Guarantee (including all such amounts which would become due but for the operation of the automatic stay under Section 362(a) of the United States Bankruptcy Code, 11 U.S.C. §362(a), and the operation of Sections 502(b) and 506(b) of the United States Bankruptcy Code, 11 U.S.C. §502(b) and §506(b)).

2.	Guarantee.
(a)	Guarantee.
i.

The Guarantor hereby unconditionally and irrevocably guarantees to the Purchaser and its successors, indorsees, transferees and assigns, the prompt and complete payment and performance by the Company when due (whether at the stated maturity, by acceleration or otherwise) of the Obligations.

ii.

Anything herein or in any of the other Agreements to the contrary notwithstanding, the maximum liability of the Guarantor hereunder and under the other Agreements shall in no event exceed the amount which can be guaranteed by the Guarantor under  applicable federal and state laws, including laws relating to the insolvency of debtors, fraudulent conveyance or transfer or laws affecting the rights of creditors generally.

iii.

The Guarantor agrees that the Obligations may at any time and from time to time exceed the amount of the liability of the Guarantor hereunder without impairing the guarantee contained in this Section 2 or affecting the rights and remedies of the Purchaser hereunder.

iv.

The guarantee contained in this Section 2 shall remain in full force and effect until all the Obligations and the obligations of the Guarantor under the guarantee contained in this Section 2 shall have been satisfied by payment in full.

v.

No payment made by the Company, the Guarantor or any other Person or received or collected by the Purchaser from the Company, the Guarantor or any other Person by virtue of any action or proceeding or any set-off or appropriation or application at any time or from time to time in reduction of or in payment of the Obligations shall be deemed to modify, reduce, release or otherwise affect the liability of the Guarantor hereunder which shall, notwithstanding any such payment (other than any payment made by the Guarantor in respect of the Obligations or any payment received or collected from the Guarantor in respect of the Obligations), remain liable for the Obligations up to the maximum liability of the Guarantor hereunder until the Obligations are paid in full.

vi.

Notwithstanding anything to the contrary in this Agreement, with respect to any defaulted non-monetary Obligations the specific performance of which by the Guarantor is not reasonably possible (e.g. the issuance of the Company’s Common Stock), the Guarantor shall only be liable for making the Purchaser whole on a monetary basis for the Company’s failure to perform such Obligations in accordance with the Agreements.

(b)        No Subrogation. Notwithstanding any payment made by the Guarantor hereunder or any set-off or application of funds of the Guarantor by the Purchaser, the Guarantor shall not be entitled to be subrogated to any of the rights of the Purchaser against the Company or any collateral security or guarantee or right of offset held by the Purchaser for the payment of the Obligations, nor shall the Guarantor seek or be entitled to seek any contribution or reimbursement from the Company in respect of payments made by the Guarantor hereunder, until all amounts owing to the Purchaser by the Company on account of the Obligations are paid in full. If any amount shall be paid to the Guarantor on account of such subrogation rights at any time when all of the Obligations shall not have been paid in full, such amount shall be held by the Guarantor in trust for the Purchaser, segregated from other funds of the Guarantor, and shall, forthwith upon receipt by the Guarantor, be turned over to the Purchaser in the exact form received by the Guarantor (duly indorsed by the Guarantor to the Purchaser, if required), to be applied against the Obligations, whether matured or unmatured, in such order as the Purchaser may determine.

(c)        Amendments, Etc. With Respect to the Obligations, the Guarantor shall remain obligated hereunder notwithstanding that, without any reservation of rights against the Guarantor and without notice to or further assent by the Guarantor, any demand for payment of any of the Obligations made by the Purchaser may be rescinded by the Purchaser and any of the Obligations continued, and the Obligations, or the liability of any other Person upon or for any part thereof, or any collateral security or guarantee therefor or right of offset with respect thereto, may, from time to time, in whole or in part, be renewed, extended, amended, modified, accelerated, compromised, waived, surrendered or released by the Purchaser, and the Purchase Agreement and the other Agreements and any other documents executed and delivered in connection therewith may be amended, modified, supplemented or terminated, in whole or in part, as the Purchaser may deem advisable from time to time, and any collateral security, guarantee or right of offset at

Execution Copy

any time held by the Purchaser for the payment of the Obligations may be sold, exchanged, waived, surrendered or released. The Purchaser shall have no obligation to protect, secure, perfect or insure any Lien at any time held by them as security for the Obligations or for the guarantee contained in this Section 2 or any property subject thereto.

(d)        Guarantee Absolute and Unconditional. The Guarantor waives any and all notice of the creation, renewal, extension or accrual of any of the Obligations and notice of or proof of reliance by the Purchaser upon the guarantee contained in this Section 2 or acceptance of the guarantee contained in this Section 2; the Obligations, and any of them, shall conclusively be deemed to have been created, contracted or incurred, or renewed, extended, amended or waived, in reliance upon the guarantee contained in this Section 2; and all dealings between the Company and the Guarantor, on the one hand, and the Purchaser, on the other hand, likewise shall be conclusively presumed to have been had or consummated in reliance upon the guarantee contained in this Section 2. The Guarantor waives to the extent permitted by law diligence, presentment, protest, demand for payment and notice of default or nonpayment to or upon the Company or the Guarantor with respect to the Obligations. The Guarantor understands and agrees that the guarantee contained in this Section 2 shall be construed as a continuing, absolute and unconditional guarantee of payment without regard to (a) the validity or enforceability of the Purchase Agreement or any other of the Agreements, any of the Obligations or any other collateral security therefor or guarantee or right of offset with respect thereto at any time or from time to time held by the Purchaser, (b) any defense, set-off or counterclaim (other than a defense of payment or performance or fraud or misconduct by Purchaser) which may at any time be available to or be asserted by the Company or any other Person against the Purchaser, (c) the failure of the Purchaser (i) to assert any claim or demand or to enforce any right or remedy against the Company or any other Person (including any other guarantor) under the provisions of any Agreement or otherwise, or (ii) to exercise any right or remedy against any other guarantor of, or collateral securing, any Obligation, (d) any change in the time, manner or place of payment of, or in any other term of, all or any part of the Obligations, or any other extension, compromise or renewal of any Obligation, (e) any reduction, limitation, impairment or termination of any Obligation for any reason, including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to (and the Guarantor hereby waives any right to or claim of) any defense or setoff, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality, nongenuineness, irregularity, compromise, unenforceability of, or any other event or occurrence affecting, any Obligation or otherwise, (f) any amendment to, rescission, waiver, or other modification of, or any consent to or departure from, any of the terms of any Agreement, (g) any addition, exchange or release of any collateral or of any Person that is (or will become) a guarantor (including the Guarantor) of the Obligations, or any surrender or non-perfection of any collateral, or any amendment to or waiver or release of or addition to, or consent to or departure from, any other guaranty held by Purchaser securing any of the Obligations, or (h) any other circumstance whatsoever (with or without notice to or knowledge of the Company or the Guarantor) which constitutes, or might be construed to constitute, an equitable or legal discharge of the Company for the Obligations, or of the Guarantor under the guarantee contained in this Section 2, in bankruptcy or in any other instance. When making any demand hereunder or otherwise pursuing its rights and remedies hereunder against the Guarantor, the Purchaser may, but shall be under no obligation to, make a similar demand on or otherwise pursue such rights and remedies as they may have against the Company or any other Person or against any collateral security or guarantee for the Obligations or any right of offset with respect thereto, and any failure by the Purchaser to make any such demand, to pursue such other rights or remedies or to collect any payments from the Company or any other Person or to realize upon any such collateral security or guarantee or to exercise any such right of offset, or any release of the Company or any other Person or any such collateral security, guarantee or right of offset, shall not relieve the Guarantor of any obligation or liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Purchaser against the Guarantor. For the purposes hereof, “demand” shall include the commencement and continuance of any legal proceedings.

(e)        Reinstatement. The guarantee contained in this Section 2 shall continue to be effective, or be reinstated, as the case may be, if at any time payment, or any part thereof, of any of the Obligations is rescinded or must otherwise be restored or returned by the Purchaser upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of the Company or the Guarantor, or upon or as a result of the appointment of a receiver, intervenor or conservator of, or trustee or similar officer for, the Company or the Guarantor or any substantial part of its property, or otherwise, all as though such payments had not been made.

(f)        Payments. The Guarantor hereby guarantees that payments hereunder will be paid to the Purchaser without set-off or counterclaim in U.S. dollars at the address set forth or referred to in the Purchase Agreement and payments shall be applied as set forth in the Debentures.

(g)        Waiver, etc. The Guarantor hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Obligations and this Guarantee and any requirement that the Purchaser protect, secure, perfect or insure any encumbrance, or any property subject thereto, or exhaust any right or take any action against any obligor under the Obligations or any other Person (including any other guarantor) or entity or any collateral securing the Obligations, as the case may be.

3.         Representations and Warranties. The Guarantor hereby makes the following representations and warranties to Purchaser as of the date hereof:

(a)        Organization, Good Standing and Qualification. The Guarantor is a corporation, duly incorporated, validly existing and in good standing under the laws of Province of British Columbia and has the corporate power and authority to own its properties and to carry on its business as now being conducted. The Guarantor is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the nature of the business conducted or property owned or leased by it makes such qualification necessary. The only Subsidiary of the Guarantor is the Company, which is incorporated under the laws of the State of Minnesota and which is wholly-owned by the Guarantor. Except as set out in Schedule 5.1(a) of the Purchase Agreement, the Guarantor does not own or hold any shares of, or any other interest in, directly or indirectly, any Person other than the Company.

(b)        Power and Authority; Authorization. The Guarantor has full corporate power and authority and has taken all requisite action on its part necessary for (i) the authorization, execution and delivery of the Guarantee, and (ii) the authorization of the performance of all its obligations hereunder.

(c)        Execution and Binding Obligation. This Guarantee has been duly executed and delivered by the Guarantor and constitutes the legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or (ii) equitable principles relating to the availability of specific performance, injunctive relief and other equitable remedies.

(d)        No Conflict, Breach, Violation or Default; Compliance with Laws. The execution, delivery and performance of this Guarantee by the Guarantor will not conflict with or result in a breach or violation of any of the terms and provisions of, or constitute a default under (i) the Company's constating documents (including any certificates of designation) or by-laws or any shareholder agreement relating to it, as in effect on the date hereof, or (ii) except where it could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (A) any statute, rule, regulation or order of any Governmental Authority having jurisdiction over the Company or the Issuer or any of their respective properties, or (B) except as set forth on Schedule 5.1(k) to the Purchase Agreement, any agreement or instrument to which the Guarantor is a party or by which the Guarantor is bound or to which any of the properties of the Guarantor is subject (including an event that with notice or lapse of time or both would become a default, and including any event that would give to others any rights of termination, amendment, acceleration or cancellation, with or without notice, lapse of time or both). Except where it could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, the Guarantor, to its knowledge, (i) is not in violation of any statute, rule or regulation applicable to the Guarantor or its assets or activities, (ii) are not in violation of any judgment, order or decree applicable to the Guarantor or its assets and, (iii) except as set forth on Schedule 5.1(k) to the Purchase Agreement, is not in breach or violation of any agreement, note or instrument to which it or its assets are a party or are bound or subject. The Guarantor has not received written notice from any Person of any claim or investigation that, if adversely determined, would render the preceding sentence untrue or incomplete.

(e)        Consents and Approvals. The Guarantor is not required to obtain any consent, waiver, authorization or order of, or make any filing or registration with, any court or other federal, state, local, foreign or other governmental authority or other person in connection with the execution, delivery and performance by the Guarantor of this Guarantee.

(f)        Purchase Agreement. The representations and warranties of the Guarantor set forth in the Purchase Agreement, each of which is hereby incorporated herein by reference, are true and correct as of each time such representations are deemed to be made pursuant to such Purchase Agreement, and the Purchaser shall be entitled to rely on each of them as if they were fully set forth herein.

(g)        The Guarantor has knowledge of the Company's financial condition and affairs and has adequate means to obtain from the Company on an ongoing basis information relating thereto and to the Company's ability to pay and perform the Obligations, and agrees to assume the responsibility for keeping, and to keep, so informed for so long as this Guarantee is in effect. The Guarantor acknowledges and agrees that the Purchaser shall have no obligation to investigate the financial condition or affairs of the Company for the benefit of the Guarantor nor to advise the Guarantor of any fact respecting, or any change in, the financial condition or affairs of the Company that might become known to the Purchaser at any time, whether or not the Purchaser knows or believes or has reason to know or believe that any such fact or change is unknown to the Guarantor, or might (or does) materially increase the risk of the Guarantor as guarantor, or might (or would) affect the willingness of the Guarantor to continue as a guarantor of the Obligations.

(h)        It is in the best interests of the Guarantor to execute this Guarantee inasmuch as the Guarantor will, as a result of being the parent company of the Company, derive substantial direct and indirect benefits from the credit extensions made from time to time to the Company by the Purchaser pursuant to the Agreements, and the Guarantor agrees that the Purchaser is relying on this representation in agreeing to make credit extensions and other financial accommodations to the Company.

4.	Covenants.

(a)        The Guarantor covenants and agrees with the Purchaser that, from and after the date of this Guarantee until the Obligations shall have been paid in full, the Guarantor shall take, and/or shall refrain from taking, as the case may be, each commercially reasonable action that is necessary to be taken or not taken, as the case may be, so that no Event of Default is caused by the failure to take such action or to refrain from taking such action by the Guarantor.

(b)        Affirmative Covenants. So long as any of the Obligations are outstanding, the Guarantor shall, and shall cause the Company to, on or after the date of this Guarantee:

i.	Reporting Requirements. During the term of this Agreement, prepare (where applicable, in accordance with GAAP) and deliver to the Purchaser, in a form satisfactory to the Purchaser:

(A)       as soon as practicable and in any event within fifteen (15) days of the end of each calendar month, the management prepared financial statements of the Parent as at the end of such calendar month prepared in a form satisfactory to the Purchaser and including a balance sheet, statement of income and retained earnings and a statement of changes in financial position, as at the end of such calendar month as at the end of and for such calendar month and the then elapsed portion of the Financial Year which includes such calendar month;

(B)       as soon as practicable and in any event within forty-five (45) days of the end of each Financial Quarter of the Guarantor, the interim unaudited consolidated financial statements of the Guarantor as at the end of such Financial Quarter prepared on a consolidated basis in accordance with GAAP including a balance sheet, statement of income and retained earnings and a statement of changes in financial position in each case as at the end of and for such Financial Quarter and the then elapsed portion of the Financial Year which includes such Financial Quarter, setting forth in each case in comparative form the figures for the corresponding period or periods of (or in the case of the balance sheet, as at the end of) the previous Financial Year;

(C)       as soon as practicable and in any event within ninety (90) days after the end of each Financial Year of the Guarantor, the annual audited consolidated financial statements of the Parent prepared in accordance with GAAP including a balance sheet, statement of income and retained earnings and a statement of changes in financial position for such Financial Year (which financial statements shall be audited by an internationally recognized accounting firm acceptable to the Purchaser), setting forth in each case in comparative form the figures for the previous Financial Year; and

(D)       concurrently with the delivery of the financial statements contemplated in (B) and (C) above, a Compliance Certificate in respect of such Financial Quarter or Financial Year, as applicable.

None of the financial statements or reports or opinions of auditors with respect thereto referred to above shall contain any Impermissible Qualifications.

ii.

Environmental. (A) At all times comply in all material respects with Environmental Laws including environmental permits and approved plans with respect to closure and/or rehabilitation; (B) not to release any hazardous substances at, on or from the Owned Real Properties, the Leased Real Properties or other assets of the Guarantor and the Company, nor to permit same, at any time in material violation of Environmental Laws; (C) immediately notify the Purchaser of: (1) any release of any hazardous substances at, on or from the Owned Real Properties, the Leased Real Properties or other assets of the Guarantor or the Company in material violation of any Environmental Laws; (2) any Claim received by the Company of or relating to any material violation of any Environmental Laws or material environmental liabilities; and (3) any facts or circumstances which could reasonably be expected to give rise to a material Claim, material remedial action or material breach of or in respect of any Environmental Laws; (D) remove promptly any hazardous substance from the Owned Real Properties, the Leased Real Properties or other assets of the Guarantor or the Company to the extent required to comply in all material respects with Environmental Laws and to the extent required to eliminate or prevent any material environment liabilities; (E) provide, at the expense of the Guarantor, the Purchaser with an assessment and/or audit report with respect to the Owned Real Properties, the Leased Real Properties, the business or other assets of the Guarantor or the Company, upon the written request of the Purchaser acting reasonably; and (F) permit the Purchaser to, at its sole discretion, at the expense of the Guarantor, to conduct in a reasonable manner such investigations, assessments or audits as the Purchaser in its reasonable discretion deems appropriate to determine whether: (1) hazardous substances exist on any part of the Owned Real Properties, the Leased Real Properties or other assets of the Guarantor or the Company and to determine the source, quantity and type of such hazardous substances, if any; or (2) the business, the Owned Real Properties, the Leased Real Properties or other assets of the Guarantor or the Company or any activities conducted at such properties comply with Environmental Laws, and the Guarantor and the Company shall cooperate with the Purchaser in conducting such investigations, assessments and audits. The Purchaser and its officers, employees, agents and contractors shall have and are hereby granted the right to enter upon and inspect the Owned Real Properties, the Leased Real Properties or other assets of the Guarantor or the Company for the foregoing purposes; provided that the Purchaser shall use reasonable efforts to minimize the disruption to the operation of the business.

iii.

Additional Reporting Requirements. (A) Deliver to the Purchaser as soon as possible, and in any event within five days after the Guarantor becomes aware of the occurrence of each Event of Default (under the Debentures), a statement of a senior officer of the Company setting forth the details of such Event of Default and the action which the Company proposes to take or has taken with respect thereto; (B) from time to time upon request of the Purchaser, deliver to the Purchaser evidence of maintenance of all insurance required to be maintained by Section 4(b)(ix), including such originals or copies as the Purchaser may reasonably request of policies, certificates of insurance, riders and endorsements relating to such insurance and proof of premium payments; (C) deliver to the Purchaser, together with the Compliance Certificate to be delivered pursuant to Section 4(b)(i), written notice of any previously undisclosed (1) jurisdictions (or registration districts within such jurisdictions) in which the Company has any place of business or stores any tangible personal property or assets, (2) Subsidiaries of the Company or membership, partnership, joint venture or syndicate interests of the Company, (3) material permits or licenses which become necessary for the conduct of the business or any amendment to, termination of or material default under any previously disclosed material permit or license, (4) Benefit Plans or Pension Plans of the Company, (5) Material Agreements of the Company or any amendment to, termination of or material default under any previously disclosed Material Agreement, and (6) any Lease or acquisition of real or immovable property by the Company or amendment to, termination of or material default under any previously disclosed Lease, and (D) deliver to the Purchaser such other information respecting the condition or operations, financial or otherwise, of the business of the Guarantor or the Company as the Purchaser may from time to time reasonably request.

iv.

Existence; Conduct of Business. Do, and cause the Company to do, or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence, and obtain, preserve, renew and keep in full force and effect any and all material permits and licenses.

v.

Payment Obligations. Pay, and cause the Company to, pay its obligations, including Tax liabilities, before the same shall become delinquent or in default, except where (A) the validity or amount thereof is being contested in good faith by appropriate proceedings, (B) or the Guarantor has, if required, set aside on its books adequate reserves with respect thereto in accordance with GAAP, and (C) the failure to make payment pending such contest could not reasonably be expected to result in a Material Adverse Effect.

vi.

Maintenance of Properties. Keep and maintain, and cause the Company to keep and maintain, all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted, except to the extent that the failure to do so, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

vii.

Books and Records; Inspection Rights. Keep, and cause the Company to keep, proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities.

Permit any representatives designated by the Purchaser, upon reasonable prior notice and during normal business hours, to visit and inspect its properties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers and auditors, all at such reasonable times and as often as reasonably requested by the Purchaser; provided that (A) the Purchaser shall act reasonably in the conduct of all such visits, inspections and inquiries, (B) the Purchaser shall provide at least two Business Days notice of any such request for access; (c) the Purchaser shall use any confidential information received via access provided hereunder only for purposes related to this Guarantee or the Debentures, as applicable; and (D) the Company shall not be obligated to provide to the Purchaser any confidential information if contrary to Applicable Laws.

viii.

Compliance with Laws and Material Agreements. Comply with, and cause the Company to comply with, all Applicable Laws and orders of any Governmental Authority applicable to it or its property and with all Material Agreements.

ix.

Insurance. Maintain, and cause the Company to maintain, with financially sound and reputable insurers acceptable to the Purchaser, acting reasonably, insurance with respect to their respective properties and business against such liabilities, casualties, risks and contingencies and in such types (including business interruption insurance) and amounts as is customary in the case of Persons of similar size engaged in the same or similar businesses and operating in the same geographic area and in accordance with any requirement of any Governmental Authority. In the case of any fire, accident or other casualty causing loss or damage to any properties of the Guarantor or the Company used in generating cash flow or required by Applicable Law, all proceeds of such policies shall be used promptly to repair or replace any such damaged properties, and otherwise shall be used as directed by the Purchaser to pay any Principal then payable under the Debentures. The Guarantor will obtain endorsements to all such policies naming the Purchaser as a loss payee or additional insured (as applicable), and containing provisions that such policies will not be cancelled without 30 days' prior written notice having been given by the insurance company to the Purchaser.

x.

Operation and Maintenance of Property. Manage and operate, and cause the Company to manage and operate, its business or cause its business to be managed and operated (A) in accordance with prudent industry practice in all material respects and in compliance with the terms and provisions of all material permits and licenses, and (B) in compliance with all Applicable Laws of the jurisdiction in which such businesses are carried on, and all Applicable Laws of every other Governmental Authority from time to time constituted to regulate the ownership, management and operation of such businesses.

xi.

Additional Material Subsidiaries/Security. If, at any time on or after the date hereof, the Guarantor or the Company proposes to create or acquire an additional Subsidiary or in some other fashion to become the Purchaser of any Equity Securities of a new Subsidiary, the Guarantor will notify the Purchaser of such event at least 15 Business Days prior to such event and:

(A)       prior to or concurrently with the creation or acquisition of such Subsidiary, the Guarantor will, and will cause any relevant Subsidiary, to execute and deliver to the Purchaser a securities pledge agreement, in form and substance satisfactory to the Purchaser, acting reasonably, granting a security interest in 100% of the Equity Securities of such new Subsidiary; and

(B)       prior to or concurrently with the creation or acquisition of such Subsidiary, to the extent not prohibited or restricted by Applicable Law, the Guarantor will cause such new Subsidiary to immediately execute and deliver to the Purchaser a guarantee and security of the nature contemplated by the Security Agreement, all in form and substance satisfactory to the Purchaser, acting reasonably, and accompanied by customary legal opinions of counsel to the Guarantor or such Subsidiary.

In connection with the execution and delivery of any guarantee, pledge agreement, mortgage, security agreement or related document pursuant to this Section 4(b)xi, the Guarantor will, or will cause the relevant Subsidiary to, deliver at its expense to the Purchaser such corporate or other resolutions, certificates, legal opinions and such other related documents as shall be reasonably requested by the Purchaser and consistent with the relevant forms and types thereof delivered on the Closing Date pursuant to the Purchase Agreement or as shall be otherwise reasonably acceptable to the Purchaser and to effect such filings and registrations with the applicable Governmental Authorities as may be requested by the Purchaser to preserve and perfect the Encumbrances created by such mortgages, pledges, and other relevant agreements. Each guarantee, pledge agreement, mortgage, security agreement and other document delivered pursuant to this Section 4(b)xi shall be deemed to be a Security Document from and after the date of execution thereof.

xii.

Material Permits. Maintain, and cause the Company to maintain, all material permits and licenses as may be necessary to properly conduct their respective businesses, the failure of which to maintain could reasonably be expected to have a Material Adverse Effect.

xiii.

Expropriation. Advise the Purchaser of its receipt of any notice of expropriation affecting any Owned Real Property where the expropriation is likely to be successful and if successful would result in expropriation proceeds exceeding Five Hundred Thousand U.S. Dollars (US$500,000).

xiv.

Damage or Destruction. Advise the Purchaser in writing of any damage to or destruction of any assets of the Guarantor or the Company in respect of which the cost of replacement or repair, individually or in the aggregate, would exceed Five Hundred Thousand U.S. Dollars (US$500,000).

xv.

Leases. Duly observe and comply with, and cause the Company to comply with, all of its obligations under any Lease to which it is a party which if not complied with would cause a material default thereunder and shall forthwith advise the Purchaser in writing of its receipt of any notices from the lessor alleging any material default by it under a Lease.

xvi.

Payment of Taxes. Pay, and cause the Company to pay, or cause to be paid, when due, all Taxes, property taxes, business taxes, social security premiums, assessments and governmental charges or levies imposed upon it or upon its income, sales, capital or profit or any property belonging to it unless any such Tax, social security premiums, assessment, charge or levy is contested diligently and in good faith by appropriate proceedings and in respect of which appropriate reserves have been maintained in accordance with GAAP.

xvii.

Withholding Taxes. Withhold, and cause the Company to withhold, from each payment made to any of its past or present employees, officers or directors, and to any non-resident of the country in which it is resident, the amount of all Taxes and other deductions required to be withheld therefrom and pay the same to the property Governmental Authorities within the time required under any Applicable Laws.

xviii.

Collection of Taxes. Collect from all Persons the amount of all Taxes required to be collected from them and remit the same to the Governmental Authorities within the time required under any Applicable Laws.

xix.

Registration of Security. From time to time, register or cause to be registered, and cooperate in the registration of, the Security, and any public notices or filings in respect thereof, on a timely basis and do, observe and perform all of its obligations and all matters and things that may be necessary or reasonably required for the purposes of creating and maintaining the Encumbrances intended to result from the Security as valid, effective and perfected first priority Encumbrances (subject only to Permitted Encumbrances) at all times and shall comply with all requirements of Section 4(c)xiv.

xx.	Benefit Plans.

(A)       Cause to be filed or distributed in a timely manner all reports and disclosures relating to any Benefit Plan that are required by the plan or any Applicable Laws to be filed or distributed.

(B)       Perform all obligations (including fiduciary, funding, investment and administration obligations) required to be performed in connection with each Benefit Plan and the funding media therefor; make all contributions and pay all premiums required to be made or paid in accordance with the terms of each Benefit Plan and all Applicable Laws; withhold, by way of authorized payroll deductions or otherwise collect and pay into each Benefit Plan all employee contributions required to be withheld or collected by the Guarantor in accordance with the terms of such plan and all Applicable Laws.

(c)        Negative Covenants. So long as any of the Obligations are outstanding, the Guarantor will not directly or indirectly on or after the date of this Guarantee:

i.	Debt. Create, incur or suffer to exist, or permit the Company to create, incur or suffer to exist, any Debt other than Permitted Debt.
ii.

Encumbrances. Create, incur, assume or suffer to exist, or permit the Company to create, incur, assume or suffer to exist, any Encumbrance on any of its or their respective assets, other than Permitted Encumbrances.

iii.

Fundamental Changes. Merge into or amalgamate or consolidate with or permit the Company to merge, amalgamate or consolidate with, any other Person, or permit any other Person to merge into or amalgamate or consolidate with it, or sell, transfer, lease or otherwise dispose of (in one transaction or in a series of transactions) all or substantially all of its assets, or all or any of the Equity Securities of any Subsidiary (in each case, whether now owned or hereafter acquired), or liquidate, dissolve or be wound up.

iv.	Carry on Business.

(A)       Engage in any business or permit the Company to engage in any business which is different from the business conducted on the Closing Date and businesses reasonably related thereto.

(B)       After the Closing Date, carry on business otherwise than through the Guarantor or the Company.

v.

Transfer of Assets. Neither the Guarantor nor any Subsidiary shall sell, transfer, lease, part with possession or otherwise dispose of any assets, whether by way of sale, lease, assignment, sale-leaseback or otherwise other than (A) obsolete assets, equipment and material, (B) in the ordinary course of business, (C) assets up to an aggregate amount not to exceed One Hundred Thousand U.S. Dollars (US$100,000) (exclusive of the shares referred to in the next clause) or (D) common shares of Acadian Mining Corporation owned on the date hereof.

vi.

Transactions with Affiliates. Dispose of, or permit the Company to transfer, sell or other dispose of any assets to, or purchase, lease or otherwise acquire any assets from, or otherwise engage in any other transactions with, any of its Affiliates, except (A) in the ordinary course of business at prices and on terms and conditions not less favourable to the Guarantor or the Company than could be obtained on an arm’s-length basis from unrelated third parties, (B) transactions between or among the Guarantor or the Company not involving any other Affiliate, (C) any Restricted Payment permitted by Section 4(c)ix, and (D) as otherwise expressly permitted pursuant to this Agreement and the Security Documents. Except as otherwise expressly permitted pursuant to the terms of this Agreement and the other Security Documents, the Guarantor will not enter into any transaction or series of transactions, or permit the Company to enter into any transaction or series of transactions, with Affiliates which involve an outflow of money or other property from the Guarantor or the Company to an Affiliate, including repayment of Debt, or payment of management fees, affiliation fees, administration fees, compensation, salaries, asset purchase payments or any other type of fees or payments similar in nature, other than on terms and conditions substantially as favourable to the Guarantor or the Company as would be obtainable by the Guarantor or the Company in a reasonably comparable arm’s-length transaction with a Person other than an Affiliate. The foregoing restrictions shall not apply to: (A) the payment of reasonable and customary fees to directors of the Company who are not employees of the Guarantor or the Company, (B) any other transaction with any employee, officer or director of the Guarantor or the Company pursuant to employee profit sharing and/or benefit plans and compensation and non-competition arrangements in amounts customary for corporations similarly situated to the Guarantor or the Company and entered into in the ordinary course of business and approved by the board of directors of the Guarantor, or (C) any reimbursement of reasonable out-of-pocket costs incurred by an Affiliate of the Guarantor on behalf of or for the account of the Guarantor or the Company.

vii.

Restrictive Agreements. Other than under the terms of Senior Construction Financing, directly or indirectly enter into, incur or permit to exist, or permit the Company to directly or indirectly enter into, incur or permit to exist, any agreement or other arrangement that prohibits, restricts or imposes any condition upon (A) the ability of the Guarantor or the Company to create, incur or permit to exist any Encumbrance upon any of its assets, (B) the ability of any of the Guarantor or any of the Subsidiaries of the Guarantor to pay dividends or other distributions with respect to any Equity Securities or with respect to, or measured by, its profits or to make or repay loans or advances to the Company or to provide a guarantee of any Debt of the Company, (C) the ability of the Guarantor to make any loan or advance to the Company, or (D) the ability of the Guarantor to sell, lease or transfer any of its property or assets; provided that the foregoing shall not apply to restrictions or conditions; (1) imposed by Applicable Law; (2) existing on the date hereof identified on Schedule 4.2(u) to the Purchase Agreement (but shall apply to any extension or renewal of, or any amendment or modification expanding the scope of, any such restriction or condition); (3) imposed by any agreement relating to Permitted Debt permitted by the Debentures if such restrictions or conditions apply only to the property or assets securing such Debt; and (4) customarily provided for in leases and other ordinary course contracts restricting the assignment thereof.

viii.	Share Capital. Permit the Company to issue any Equity Securities, except to the Guarantor.
ix.

Restricted Payments. Declare, make or pay or agree to declare, make or pay, or permit the Company to declare, make or pay, or agree to declare, make or pay, directly or indirectly, any Restricted Payment, except (A) Restricted Payments by the Guarantor to the Company, (B) regularly scheduled payments in respect of Permitted Debt hereunder, and (C) Restricted Payments by the Guarantor pursuant to and in accordance with Benefit Plans for the directors or officers of the Guarantor, provided that the aggregate amount of cash payments made by the Guarantor and the Company in any Financial Year pursuant to all such Benefit Plans shall not exceed reasonable commercial amounts paid in the normal course of business and approved by the board of directors of the Guarantor.

x.

Investments. Purchase, hold or acquire, or permit the Company to purchase, hold or acquire (including pursuant to any amalgamation with any Person that was not a wholly-owned Subsidiary of the Guarantor prior to such amalgamation), any Equity Securities, evidences of indebtedness or other securities (including any option, warrant or other right to acquire any of the foregoing) of, make or permit to exist any loans or advances to, guarantee any obligations of, or make or permit to exist any investment or any other interest in, any other Person, or purchase or otherwise acquire (in one transaction or a series of transactions) any assets of any other Person, except:

(A)	investments by the Guarantor in the Equity Securities of the Company;
(B)	inter-company loans or advances between the Guarantor and the Company;
(C)	Permitted Debt; and
(D)	Permitted Investments.
xi.

Acquisitions. Make any Acquisition, or permit the Company to make any Acquisition, other than a Permitted Acquisition, provided in the case of a Permitted Acquisition no Event of Default has occurred and is continuing or would occur as a result of such Permitted Acquisition.

xii.	Subsidiaries. Create or acquire or permit the Company to create or acquire any Subsidiary unless the Guarantor and the Subsidiary shall have complied with Section 4(b)xi.
xiii.	Sale-Leasebacks. Enter into, or permit the Company to enter into, sale-leaseback transactions.
xiv.

Capital Expenditures. Make or commit to make, or permit the Company to make or commit to make, any Capital Expenditures during the period from the Closing Date to the Maturity Date other than as provided for in the NorthMet Project Budget.

xv.

Change of Name; Business Outside Certain Jurisdictions. (A) Change its name, registered office, chief executive office or jurisdiction of incorporation, or (B) have any place of business or keep or store any material tangible property outside of those jurisdictions (or registration districts within such jurisdictions) set forth in Schedule 5.1(m) to the Purchase Agreement, (or, in the case of (A) or (B), permit the Company to do so) (1) except upon 30 days’ prior written notice thereof to the Purchaser; and (2) unless the Guarantor has done or caused to be done all such acts and things and executed and delivered or caused to be executed and delivered all such deeds, transfers, assignments and instruments as the Purchaser may reasonably require for perfecting or maintaining the perfection of the Encumbrances of the Security and the priority thereof in the Collateral in favour of the Purchaser.

xvi.	Financial Year. Change or permit the Company to change its Financial Year.
xvii.

Amendments. Allow (A) any amendments to its or the Company's constating documents or by-laws; or (B) any amendments to, or grant any waivers in respect of any Material Agreement or any guarantee or security in respect thereof.

xviii.	Change of Auditors. Change or permit the Company to change its auditors other than to a nationally recognized accounting firm approved by the Purchaser acting reasonably.
xix.

Speculative Transactions. Engage in any interest rate, currency rate, commodity hedge or similar agreement, understanding or obligation, except in the normal course of business and not for speculative purposes

5.	Miscellaneous.

(a)        Amendments in Writing. None of the terms or provisions of this Guarantee may be waived, amended, supplemented or otherwise modified except in writing by the Purchaser.

(b)        Notices. All notices, requests and demands to or upon the Purchaser or the Guarantor hereunder shall be effected in the manner provided for in the Purchase Agreement.

(c)        No Waiver By Course Of Conduct; Cumulative Remedies. The Purchaser shall not by any act (except by a written instrument pursuant to Section 5(a)), delay, indulgence, omission or otherwise be deemed to have waived any right or remedy hereunder or to have acquiesced in any default under the Agreements or Event of Default. No failure to exercise, nor any delay in exercising, on the part of the Purchaser, any right, power or privilege hereunder shall operate as a waiver thereof. No single or partial exercise of any right, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver by the Purchaser of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy which the Purchaser would otherwise have on any future occasion. The rights and remedies herein provided are cumulative, may be exercised singly or concurrently and are not exclusive of any other rights or remedies provided by law.

(d)	Enforcement Expenses; Indemnification.
i.

The Guarantor agrees to pay, or reimburse the Purchaser for, all its costs and expenses incurred in collecting against the Guarantor under the guarantee contained in Section 2 or otherwise enforcing or preserving any rights under this Guarantee and the other Agreements to which the Guarantor is a party, including, without limitation, the reasonable fees and disbursements of counsel to the Purchaser.

ii.

The Guarantor agrees to pay, and to save the Purchaser harmless from, any and all liabilities with respect to, or resulting from any delay in paying, any and all stamp, excise, sales or other taxes which may be payable or determined to be payable in connection with any of the transactions contemplated by this Guarantee.

iii.

The Guarantor agrees to pay, and to save the Purchaser harmless from, any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever with respect to the execution, delivery, enforcement, performance and administration of this Guarantee to the extent the Company would be required to do so pursuant to the Purchase Agreement.

iv.	The agreements in this Section shall survive repayment of the Obligations and all other amounts payable under the Purchase Agreement and the other Agreements.

(e)        Successor and Assigns. This Guarantee shall be binding upon the successors and assigns of the Guarantor and shall inure to the benefit of the Purchaser and its respective successors and assigns; provided that the Guarantor may not assign, transfer or delegate any of its rights or obligations under this Guarantee without the prior written consent of the Purchaser.

(f)        Set-Off. The Guarantor hereby irrevocably authorizes the Purchaser at any time and from time to time while an Event of Default under any of the Agreements shall have occurred and be continuing, without notice to the Guarantor, any such notice being expressly waived by the Guarantor, to set-off and appropriate and apply any and all deposits, credits, indebtedness or claims, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by the Purchaser to or for the credit or the account of the Guarantor, or any part thereof in such amounts as the Purchaser may elect, against and on account of the obligations and liabilities of the Guarantor to the Purchaser hereunder and claims of every nature and description of the Purchaser against the Guarantor, in any currency, whether arising hereunder, under the Purchase Agreement, any other of the Agreements or otherwise, as the Purchaser may elect, whether or not the Purchaser has made any demand for payment and although such obligations, liabilities and claims may be contingent or unmatured. The Purchaser shall notify the Guarantor promptly of any such set-off and the application made by the Purchaser of the proceeds thereof, provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of the Purchaser under this Section are in addition to other rights and remedies (including, without limitation, other rights of set-off) which the Purchaser may have.

(g)        Severability. Any provision of this Guarantee which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

(h)        Section Headings. The Section headings used in this Guarantee are for convenience of reference only and are not to affect the construction hereof or be taken into consideration in the interpretation hereof.

(i)        Integration. This Guarantee and the other Agreements represent the agreement of the Guarantor and the Purchaser with respect to the subject matter hereof and thereof, and there are no promises, undertakings, representations or warranties by the Purchaser relative to subject matter hereof and thereof not expressly set forth or referred to herein or in the other Agreements.

(j)        Governing Law. This Agreement shall be deemed to have been made in the State of New York and shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to conflicts of laws principles that would defer to the substantive laws of another jurisdiction, provided that if the law governing perfection of security is the law of another jurisdiction, such as the "location" (as determined under § 9-307 of the UCC) of the Guarantor, the law of such other jurisdiction shall govern perfection.

(k)        Venue. The Grantor hereby agrees that all actions or proceedings arising directly or indirectly from or in connection with this Agreement shall be litigated only in the Supreme Court of the State of New York or the United States District Court for the Southern District of New York located in New York County, New York. The Grantor consents to the jurisdiction and venue of the foregoing courts and waive any objection which it may have to the laying of venue in any such action or proceeding and consent that any process or notice of motion or other application to either of said courts or a judge thereof may be served inside or outside the State of New York or the Southern District of New York by registered mail, return receipt requested, directed to the party being served at its address set forth in this Agreement (and service so made shall be deemed complete three (3) days after the same has been posted as aforesaid) or by personal service or in such other manner as may be permissible under the rules of said courts.

GUARANTOR DOES HEREBY DESIGNATE AND APPOINT CSC CORPORATION AT, NEW YORK, NEW YORK ______, ATTENTION:_____________, AS ITS AUTHORIZED AGENT TO ACCEPT AND ACKNOWLEDGE ON ITS BEHALF SERVICE OF ANY AND ALL PROCESS WHICH MAY BE SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING IN ANY FEDERAL OR STATE COURT IN NEW YORK, NEW YORK, AND AGREES THAT SERVICE OF PROCESS UPON SAID AGENT AT SAID ADDRESS AND WRITTEN NOTICE OF SAID SERVICE OF GUARANTOR MAILED OR DELIVERED TO GUARANTOR IN THE MANNER PROVIDED HEREIN SHALL BE DEEMED IN EVERY RESPECT EFFECTIVE SERVICE OF PROCESS UPON GUARANTOR (UNLESS LOCAL LAW REQUIRES ANOTHER METHOD OF SERVICE), IN ANY SUCH SUIT, ACTION OR PROCEEDING IN THE STATE OF NEW YORK. GUARANTOR (i) SHALL GIVE PROMPT NOTICE TO LENDER OF ANY CHANGED ADDRESS OF ITS AUTHORIZED AGENT HEREUNDER, (ii) MAY AT ANY TIME AND FROM TIME TO TIME DESIGNATE A SUBSTITUTE AUTHORIZED AGENT WITH AN OFFICE IN NEW YORK, NEW YORK (WHICH OFFICE SHALL BE DESIGNATED AS THE ADDRESS FOR SERVICE OF PROCESS), AND (iii) SHALL PROMPTLY DESIGNATE SUCH A SUBSTITUTE IF ITS AUTHORIZED AGENT CEASES TO HAVE AN OFFICE IN NEW YORK, NEW YORK OR IS DISSOLVED WITHOUT LEAVING A SUCCESSOR.

(l)	Acknowledgements. The Guarantor hereby acknowledges that:
i.	it has been advised by counsel in the negotiation, execution and delivery of this Guarantee and the other Agreements to which it is a party;
ii.

the Purchaser has no fiduciary relationship with or duty to the Guarantor arising out of or in connection with this Guarantee or any of the other Agreements, and the relationship between the Guarantor, on the one hand, and the Purchaser, on the other hand, in connection herewith or therewith is solely that of debtor and creditor; and

iii.	no joint venture is created hereby or by the other Agreements or otherwise exists by virtue of the transactions contemplated hereby and thereby among the Guarantor and the Purchaser.

(m)       Release of Guarantor. Subject to Section 2(f), the Guarantor will be released from all liability hereunder concurrently with the repayment in full of all amounts owed under the Purchase Agreement, the Debentures and the other Agreements.

(n)        Seniority. The Obligations of the Guarantor hereunder rank senior in priority to any other unsecured debt of the Guarantor.

(o)        Waiver of Jury Trial. THE GUARANTOR AND, BY ACCEPTANCE OF THE BENEFITS HEREOF, THE PURCHASER, HEREBY IRREVOCABLY AND UNCONDITIONALLY

WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS GUARANTEE AND FOR ANY COUNTERCLAIM THEREIN.

IN WITNESS WHEREOF, each of the undersigned has caused this Guarantee to be duly executed and delivered as of the date first above written.

POLYMET MINING CORP.

By:	__________________________

Name:

Title:

EXHIBIT E

SECURITY AGREEMENT

This SECURITY AGREEMENT (this “Agreement”), made as of the 31st day of October, 2008, by POLYMET MINING CORP., a corporation incorporated under the laws of British Columbia, having its principal place of business at 1177 West Hastings Street, Suite 1003, Vancouver, British Columbia, V6E 2K3 (“Grantor”); and in favour of Glencore AG, a corporation existing under the laws of Switzerland and having a place of business at Baarermattstrasse 3, CH-6341, Baar Switzerland (“Secured Party”);

WHEREAS, Grantor, Poly Met Mining Inc., a Minnesota corporation (“Company”) and Secured Party are entering into that certain Purchase Agreement dated of even date herewith (the “Purchase Agreement”);

WHEREAS, pursuant to the terms and conditions of the Purchase Agreement, Secured Party will purchase from Company, and Company will sell and issue to Secured Party, certain Debentures (as defined in the Purchase Agreement);

WHEREAS, Grantor is delivering to Secured Party a Parent Guarantee of even date herewith (the “Guarantee”) pursuant to which it will guaranty the obligations of the Company under the Purchase Agreement and the Debentures;

WHEREAS, it is a condition precedent to Secured Party entering into the Purchase Agreement and purchasing the Debentures from Company that Grantor enter into this Agreement, on the terms and subject to the conditions hereinafter set forth.

NOW, THEREFORE, the parties hereto hereby agree as follows

Section 1.	Grant of Security Interest.

(a)        Security Interest. To secure the due payment and performance by Grantor of all indebtedness and other liabilities and obligations of Grantor to Secured Party under, arising out of or in any way connected with the Purchase Agreement, the Debentures, the Guarantee, the Ancillary Agreements (as defined in the Purchase Agreement) and all other agreements, instruments and documents executed by Grantor and delivered in connection therewith or otherwise (all hereinafter referred to collectively as the “Obligations”), Grantor hereby grants to Secured Party and pledges, hypothecates, transfers and sets over to Secured Party, a lien on and security interest in and to and pledge of all of the following properties, assets and rights of Grantor, wherever located, whether now owned or hereafter acquired or arising and all proceeds and products thereof (all being hereinafter collectively referred to as the “Collateral”): all personal property and fixtures of Grantor of every kind and nature, including, without limitation all goods (including, without limitation, all inventory, equipment and any accessions and additions thereto), instruments (including, without limitation, all promissory notes), documents, documents of title, accounts (including, without limitation, all health-care-insurance receivables), chattel paper (whether tangible or electronic), deposit accounts, letter-of-credit rights (whether or not the letter of credit is evidenced by a writing), commercial tort claims, securities and all other investment property, supporting obligations, any other contract rights or rights to the payment of money, money, all patents, trademarks and other intellectual property, licenses, all intangibles (including, without limitation, all payment intangibles), all insurance claims, crops, and all proceeds of the foregoing. Grantor hereby assigns to Secured Party as further security for the payment and performance of all of the Obligations, all its right, title and interest in and to all of Grantor’s securities, property, cash, cash accounts, remittances and deposits now or hereafter in the possession of or on deposit at or in Secured Party. All terms used in this Agreement which are defined in the Uniform Commercial Code as in effect in the State of New York (the “Uniform Commercial Code”), shall have the meaning given to such term therein and if not defined in the Uniform Commercial Code but defined in the Personal Property Security Act (British Columbia) (“PPSA”), shall have the meaning given to such term therein.

(b)       Authorization to File Financing Statements, Etc. Grantor hereby irrevocably authorizes Secured Party at any time and from time to time to file in any filing office in any Uniform Commercial Code jurisdiction and in British Columbia any initial financing statements, financial statements, fixture filings and amendments thereto. Grantor also ratifies its authorization for Secured Party to have filed in any Uniform Commercial Code jurisdiction any like initial financing statements or amendments thereto if filed prior to the date hereof. The Grantor hereby agrees to execute and deliver to the Secured Party such further agreements, assignments, instruments and documents, and to do all such other things, as the Secured Party may reasonably deem necessary or appropriate to assure the Secured Party its lien and security interest hereunder, including without limitation, control agreements. The Grantor hereby agrees to use all commercially reasonable efforts to cause the relevant depository institutions, financial intermediaries, letter of credit issuers and other relevant persons or entities to execute and deliver such control agreements, as the Secured Party may from time to time reasonably require. The Grantor hereby agrees that a carbon, photographic or other reproduction of this Agreement or any such financing statement is sufficient for filing as a financing statement by the Secured Party without notice thereof to the Grantor wherever the Secured Party in its sole discretion desires to file the same and hereby waives its right to receive a copy of any financing statement. In the event for any reason the law of any jurisdiction other than New York becomes or is applicable to the Collateral or any part thereof, or the respective rights and/or priorities therein, or to any of the Obligations, the Grantor agrees to execute and deliver all such instruments and documents and to do all such other things as the Secured Party deems necessary or appropriate to preserve, protect and enforce the security interest and relative priority of the Secured Party and the Secured Party’s security interest under the laws of such other jurisdiction.

(c)        Secured Party’s Payment Of Claims Asserted Against The Collateral. Secured Party may, but shall have no obligation to, pay, acquire, discharge and/or accept an assignment of any security interest, lien, claim or encumbrance asserted by any person against the Collateral, provided, however, that Secured Party shall first give Grantor written notice of Secured Party’s intent to do the same, and Grantor does not, within ten (10) days after such notice, pay such claim and/or obtain to Secured Party’s reasonable satisfaction the release of the security interests, liens, claims or encumbrances to which such notice relates. All sums paid by Secured Party in respect thereof and all costs, fees and expenses, including reasonable attorneys’ fees, court costs, expenses and other charges relating thereto, which are incurred by Secured Party on account thereof, shall be payable on demand, by Grantor to Secured Party and shall be additional Obligations hereunder secured by the Collateral, and all such costs, fees and expenses shall bear interest at the highest rate borne by any of the Obligations.

(d)       Senior Ranking. Notwithstanding anything to the contrary contained herein, the security interest in the Collateral granted to Secured Party hereunder shall rank senior to all other security interests in the Collateral; provided, however, that at any time after the date hereof, Grantor shall have the right to arrange Senior Construction Financing (as defined in the Purchase Agreement), at which time Secured Party agrees that it will subordinate its lien priority with respect to the Collateral to any such Senior Construction Financing as set out in Section 9 of the Purchase Agreement.

Section 2.	Representations And Warranties.

Without limitation of the representations and warranties of the Grantor under the Purchase Agreement or the Debentures, Grantor represents and warrants the following to and in favor of Secured Party:

(a)        Grantor is a corporation duly incorporated, validly existing and in good standing under the laws of the Province of British Columbia and is duly authorized to do business and in good standing wherever the ownership of its property or the conduct of its business requires such authorization. The Grantor is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the nature of the business conducted or property owned or leased by it makes such qualification necessary.

(b)       Grantor has full corporate power and the right and power and is duly authorized and empowered to enter into, execute, deliver and perform this Agreement and any other agreement or instrument referred to herein, and this Agreement and all such other agreements and instruments are valid and binding upon and enforceable against Grantor in accordance with their respective terms. Grantor has taken all action required to authorize the execution, delivery and performance of this Agreement and all other agreements or documents required hereunder and the transactions contemplated hereby.

(c)        The execution, delivery and/or performance by Grantor of this Agreement and any other agreement or instrument referred to herein shall not, by the lapse of time, the giving of notice or otherwise, constitute a violation of, or result in the breach of or accelerate or permit the acceleration of the performance required by the terms of any applicable law, rule or regulation of any governmental body, or any provision contained in Grantor’s certificate of incorporation, notice of articles, articles or other organizational document or contained in any agreement, instrument or document to which Grantor is now a party or by which it or its assets are bound, or result in the creation of any claim, lien, charge or encumbrance upon any of the property or assets of Grantor (except those granted to Secured Party pursuant hereto). No consent, approval, authorization or declaration of, designation by or filing with any governmental authority or other person or entity on the part of Grantor is required in connection with the valid execution, delivery or performance of this Agreement and the consummation of the transactions contemplated hereby or thereby, except as have been obtained prior to the date hereof or are necessary to perfect Secured Party’s security interest in the Collateral.

(d)       Grantor has good, indefeasible and merchantable title to and ownership of the Collateral, free and clear of all liens, claims, security interests and encumbrances, except those of Secured Party and Permitted Encumbrances (as defined in the Debentures).

(e)        Grantor is not in violation of any applicable law, statute, regulation or ordinance of any governmental entity or authority, including, without limitation, Canada, the United States of America, any state, province, city, town, municipality, county or of any other jurisdiction, or of any agency thereof, which could in any respect materially and adversely affect the Collateral or Grantor’s business, property, assets, operations or condition, financial or otherwise.

(f)        Grantor is not in default in any material respect with respect to any indenture, loan agreement, mortgage, lease, deed or other similar agreement relating to the borrowing of monies to which Grantor is a party, or by which Grantor or Grantor’s assets may be bound.

(g)       There are no actions or proceedings that are pending or threatened in any court or before any governmental agency or instrumentality against Grantor, its assets, or the Collateral, which may materially adversely affect Grantor or the Collateral.

(h)       Grantor has filed or has obtained extensions for the filing of all federal, provincial, state and local tax returns and other reports it is required by law to file and has paid all taxes, assessments and charges reflected thereon that are due and payable and has reserved funds or made adequate provision for the payment of such taxes, assessments and charges accruing but not yet payable.

(i)        The security interest granted by Grantor to Secured Party in the Collateral constitutes a valid first perfected lien on and security interest in the Collateral.

(j)        No representation or warranty by Grantor contained herein or in any certificate or other document furnished by Grantor pursuant hereto, in connection with the transactions contemplated hereby, contains any untrue statement of material fact, or omits to state a material fact necessary to make it not misleading, or necessary to provide Secured Party with proper information as to Grantor and Grantor’s affairs.

(k)       All representations and warranties of Grantor are true at the time of Grantor’s execution of this Agreement and shall survive the execution, delivery and acceptance hereof.

Section 3.	Covenants Of Grantor.

Grantor covenants that:

(a)        Preservation of Corporate Existence. Grantor will preserve and maintain its corporate or other entity existence and good standing in each state where it conducts business. Grantor shall not merge or consolidate with or into any other person or entity (a “Person”) or liquidate or wind down its business, or enter into any agreement with respect thereto.

(b)       Liens. Grantor will not create or permit to exist any mortgage, pledge, title retention lien, or other lien, encumbrance or security interest with respect to the Collateral or any other of Grantor’s property or assets, tangible or intangible, now owned or hereafter acquired, other than liens to which Secured Party shall have given its prior written consent, and encumbrances in favor of Secured Party.

(c)        Insurance. Grantor will, at its own expense: (i) maintain insurance covering all of the Collateral for the full replacement value thereof against all risks of loss and damage by policies of insurance issued by companies approved by Secured Party, and (ii) maintain liability insurance coverage in amounts satisfactory to Secured Party. The policies evidencing such insurance shall be duly endorsed in favor of Secured Party with such loss payable rider and additional insured rider as Secured Party may designate and such policies shall be delivered to Secured Party and shall provide for at least thirty (30) days prior written notice to Secured Party of the exercise of any right of cancellation or reduction of coverage and right to cure monetary defaults. Should Grantor fail to furnish Secured Party with such insurance, Secured Party shall have the right to effect same and charge the cost thereof to Grantor, together with interest thereon at twelve percent (12%) per annum. Such cost, including interest, shall be additional Obligations hereunder and secured by the Collateral. Secured Party’s sole obligation hereunder shall be to credit Grantor’s account with the net proceeds of any insurance payments received on account of any loss and Secured Party shall have no liability with respect to any loss. Grantor shall provide Secured Party with insurance certificates naming Secured Party as loss payee with respect to property insurance and as additional insured with respect to liability insurance. Grantor hereby appoints Secured Party as Grantor’s attorney in-fact to adjust all insurance claims and endorse all checks and drafts in settlement thereof.

(d)       Personal Property. The Collateral is and shall remain personal property at all times regardless of how attached or installed at or to the Location.

(e)        Books and Records; Financial Information. Grantor shall maintain its books and records in accordance with generally accepted accounting principles, and shall furnish to Secured Party such data and information (financial and otherwise) as Secured Party, from time to time, may reasonably request, bearing upon or related to the Collateral and/or Grantor’s financial condition and/or results of operations.

(f)        Material Obligations. Grantor shall pay and satisfy, when due, all material liabilities and obligations, including, without limitation, all obligations under all leases.

(g)       Maintenance of Principal Place of Business. Grantor shall maintain and keep its principal place of business and chief executive office and its books and records at the address set forth at the beginning of this Agreement and at no other location, without giving Secured Party at least thirty (30) days prior written notice of any such move, and Grantor shall execute and/or deliver (at Grantor’s expense) such PPSA and UCC financing statements and other documents as Secured Party shall reasonably request.

(h)       Charter Documents. Grantor shall not amend or modify its certificate of incorporation, by-laws or other organizational documents, without the prior written consent of Secured Party.

(i)        Litigation. Grantor shall notify Secured Party in writing, promptly upon learning of the institution of any suit or administrative proceeding against Grantor with respect to the Collateral, or directly against the Collateral, whether or not the claim is considered by Grantor to be covered by insurance, and of the institution of any suit or administrative proceeding which may materially and adversely affect the operations, financial condition or business of Grantor or Secured Party’s security interest in the Collateral.

(j)        Payment of Taxes and Claims. Grantor will duly pay and discharge when due and payable, all taxes, assessments and governmental and other charges, levies or claims levied or imposed, which are, or which if unpaid might become, a lien or charge upon the Collateral, or the properties, assets, franchises, earnings or business of Grantor; provided, however, that nothing contained in this paragraph shall require Grantor to pay and discharge, or cause to be paid and discharged, any such tax, assessment, charge, levy or claim so long as Grantor in good faith shall contest the validity thereof by appropriate proceedings and shall set aside on its books adequate reserves with respect thereto in accordance with such accounting practices and otherwise satisfactory to Secured Party.

(k)       Inspection. Grantor shall permit Secured Party, its officers, employees and/or agents, at all times, at Grantor's expense, during normal business hours to enter into and upon any premises where the Collateral is located for the purpose of inspecting the Collateral and all records related thereto (and to make extracts from such records), observing the Collateral’s use or otherwise protecting the interests of Secured Party therein.

(l)        Maintenance of Collateral. Grantor shall maintain the Collateral in good condition and repair (normal wear and tear excepted) and pay and discharge, or cause to be paid and discharged, when due, the cost of repairs or maintenance, and pay or cause to be paid all rent due on the premises where any Collateral is or may be held.

(m)      Accounts Receivable. Grantor shall collect accounts receivable in the ordinary course of business in a commercially reasonable manner.

(n)       Dispositions of Assets. Grantor shall not sell, convey, assign, lease, abandon or otherwise transfer or dispose of, voluntarily or involuntarily, the Collateral or any of its other tangible or intangible properties or assets, other than the sale of inventory in the ordinary course of Grantor’s business.

(o)       Conduct of Business. Grantor shall conduct and operate its business in accordance with all applicable local, state, provincial and federal ordinances, resolutions, laws, statutes and orders of courts.

Section 4.	Events Of Default; Rights And Remedies On Default.

(a)        Event of Default. The occurrence of any one or more of the following events shall constitute an “Event of Default”:

(i)        Grantor fails or neglects to perform or observe any term, covenant, warranty or representation contained in this Agreement that is required to be performed or observed and the same is not cured to Secured Party’s reasonable satisfaction within fifteen (15) days after the giving of notice by Secured Party to Grantor; or

(ii)       If any statement, certificate or representation made or given by Grantor to Secured Party in this Agreement shall be untrue, false or inaccurate in any material respect; or

(iii)      If there occurs an “Event of Default” under the Debentures, including without limitation a default in payment of any principal amount due thereunder, a default in payment of any interest or other amount due thereunder which default continues for more than five (5) Business Days after the due date thereof or if the Grantor or the Company is subject to any Bankruptcy Event; or;

(iv)      Grantor ceases to conduct its business or is enjoined, restrained or in any way prevented by court order from conducting all or any material part of its business affairs.

(b)       Acceleration of the Obligations. Upon and after an Event of Default, all of the Obligations may, at the option of Secured Party and without presentment, demand, notice, protest or legal process of any kind, be declared, and immediately shall become, due and payable.

(c)        Additional Remedies. Upon and after an Event of Default, Secured Party shall have the following rights and remedies:

(i)        Secured Party shall have all of the rights and remedies with respect to the Collateral of a secured party under the Uniform Commercial Code and PPSA (whether or not said Uniform Commercial Code or PPSA is in effect in the jurisdiction where the rights and remedies are asserted) and such additional rights and remedies to which a secured party is entitled under the laws in effect in any jurisdiction where any rights and remedies hereunder may be asserted, including, without limitation, the right, to the maximum extent permitted by law, to exercise all voting, consensual and other powers of ownership pertaining to the Collateral as if Secured Party were the sole and absolute owner thereof (and Grantor agrees to take all such action as may be appropriate to give effect to such right);

(ii)       The right to the extent permitted by law to enter upon any place or places where the Collateral is located and kept, without any obligation to pay rent to Grantor or others, through self-help and without judicial process, without first obtaining a final judgment or giving Grantor notice and opportunity for a hearing on the validity of Secured Party’s claim, and remove the Collateral therefrom to the premises of Secured Party or any agent of Secured Party, for such time as Secured Party may desire in order to effectively collect or liquidate the Collateral. At Secured Party’s request Grantor shall assemble the Collateral and make it available to Secured Party at a place to be designated by Secured Party, in its sole discretion.

(iii)      The right to sell or otherwise dispose of all or any Collateral in its then condition, or after any further manufacturing or processing thereof at public or private sale or sales, with such notice as may be required by law, in lots or in bulk, for cash or on credit, all as Secured Party, in its sole discretion, may deem advisable; such sales may be adjourned from time to time with or without notice. Secured Party shall have the right to conduct such sales on Grantor’s premises or elsewhere and shall have the right to use Grantor’s premises without charge for such sales for such time or times as Secured Party may see fit. Secured Party is hereby granted a license or other right to use, without charge, Grantor’s labels, patents, copyrights, rights of use of any matter, or any property of a similar nature, as it pertains to the Collateral, in advertising for sale and selling any Collateral and Grantor’s rights under all licenses and all franchise agreements shall inure to Secured Party’s benefit. Secured Party may purchase all or any part of the Collateral at public or, if permitted by law, private, sale and, in lieu of actual payment of such purchase price, may setoff the amount of such price against the Obligations. The proceeds realized from the sale of any Collateral shall be applied first to the reasonable costs, expenses and attorney’s fees and expenses incurred by Secured Party for collection and for acquisition, completion, protection, removal, storage, sale and delivery of the Collateral; second to interest due upon any of the Obligations; and third to the principal of the Obligations. If any deficiency shall arise, Grantor shall remain liable to Secured Party therefor. If any excess shall arise, it shall be paid over to Grantor. In the exercise of any such remedies, the Secured Party may sell the Collateral as a unit even though the sales price thereof may be in excess of the amount remaining unpaid on the Obligations. In addition to all other sums due the Secured Party hereunder, the Grantor shall pay the Secured Party all reasonable costs and expenses incurred by the Secured Party, including reasonable attorneys’ fees and court costs, in obtaining, liquidating or enforcing payment of Collateral or the Obligations or in the prosecution or defense of any action or proceeding by or against the Secured Party or any the Grantor concerning any matter arising out of or connected with this Agreement, the Collateral, the Credit Documents or any other document, agreement or instrument between the Grantor and one or more of the Secured Party, including, without limitation, any of the foregoing arising in, arising under or related to a case under the United States Bankruptcy Code (or any successor statute).

(iv)      The Secured Party shall not be obligated to make any sale or other disposition of the Collateral regardless of notice having been given. The Grantor hereby waives all of its rights of redemption from any such sale. The Secured Party may postpone or cause the postponement of the sale of all or any portion of the Collateral by announcement at the time and place of such sale, and such sale may, without further notice, be made at the time and place to which the sale was postponed or the Secured Party may further postpone such sale by announcement made at such time and place. In the event any of the Collateral shall constitute restricted securities within the meaning of any applicable securities laws, any disposition thereof in compliance with such laws shall not render the disposition commercially unreasonable. The Secured Party has no obligation to prepare the Collateral for sale. The Secured Party may sell or otherwise dispose of the Collateral without giving any warranties as to the Collateral or any part thereof, including disclaimers of any warranties of title as the like, and the Grantor acknowledges and agrees that the absence of such warranties shall not render the disposition commercially unreasonable.

(v)       Secured Party shall have the right immediately, and without notice or other action, to set-off against any of Grantor’s Obligations to Secured Party, any monies or other property due to or held on deposit for Grantor. This right of set-off shall apply to all accounts whether they are regular or special, trustee or escrow, controlled by either Grantor or Secured Party, created for a mutual purpose, or otherwise. Secured Party shall be deemed to have exercised such right of set-off and to have made a charge against any such money immediately upon the occurrence of any such Event of Default, even though the actual book entries may be made at some time subsequent thereto.

(vi)      The right to take any and all action or actions provided for in this Agreement or the Guarantee. The provisions of this Agreement shall be in addition to those of any other notes, or any mortgage, security agreement or other instrument executed by Grantor, all of which shall be construed as one instrument.

(vii)     The right to take such other and further action as Secured Party may at law or in equity be entitled to take.

(d)       Notice, Etc. Any notice required to be given by Secured Party of a sale, lease, other disposition of the Collateral or any other intended action by Secured Party, may be given in any manner provided for delivery of notices in this Agreement, five (5) days prior to such proposed action, and, if so given, shall constitute commercially reasonable and fair notice thereof to Grantor.

Section 5.	Miscellaneous.

(a)        Further Assurances. Grantor shall at any time and from time to time upon the written request of Secured Party, execute and deliver such further agreements, instruments and documents and do such further acts and things as Secured Party may reasonably request in order to effect the purposes of this Agreement and the Guarantee.

(b)       Costs and Expenses. Grantor shall pay its own costs and expenses in connection herewith including filing and recording fees in respect of the security granted hereby and the costs of enforcement of this Agreement as set out in Section 4(c)(iii).

(c)        Modification of Agreement. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of Grantor and Secured Party and each assignee of Secured Party shall be bound by such amendment or waiver.

(d)       Waiver by Secured Party. Failure by the Secured Party to exercise any right, remedy or option under this Agreement or any other document, agreement or instrument between the Grantor and the Secured Party or provided by law, or delay by the Secured Party in exercising the same, shall not operate as a waiver; and no waiver shall be effective unless it is in writing, signed by the party against whom such waiver is sought to be enforced and then only to the extent specifically stated. Secured Party’s failure, at any time or times hereafter, to require strict performance by Grantor of any provision of this Agreement shall not waive, affect or diminish any right of Secured Party thereafter to demand strict compliance and performance therewith. Any suspension or waiver by Secured Party of any Event of Default shall not suspend, waive or affect any other Event of Default, whether the same is prior or subsequent thereto and whether of the same or of a different type. None of the undertakings, agreements, warranties, covenants and representations of Grantor contained in this Agreement and no Event of Default shall be deemed to have been suspended or waived by Secured Party, unless such suspension or waiver is by an instrument in writing specifying such suspension or waiver and signed by an officer or other authorized person of Secured Party and directed to Grantor.

(e)        Liability of Secured Party. Neither the Secured Party, nor any party acting as attorney for the Secured Party, shall be liable hereunder for any acts or omissions or for any error of judgment or mistake of fact or law other than and to the extent of their gross negligence or willful misconduct. The rights and remedies of the Secured Party under this Agreement shall be cumulative and not exclusive of any other right or remedy which the Secured Party may have.

(f)	Continuing Agreement, Etc.

(i)        This Agreement shall be a continuing agreement in every respect and shall remain in full force and effect until all of the Obligations, both for principal and interest, have been fully and indefeasibly paid and satisfied.

(ii)       The lien and security interest herein created and provided for stand as direct and primary security for the Obligations arising under or otherwise relating to the Debentures and any of the other Obligations secured hereby. The Grantor acknowledges that the lien and security interest hereby created and provided are absolute and unconditional and shall not in any manner be affected or impaired by any acts of omissions whatsoever of the Secured Party or any other holder of any Obligations, and without limiting the generality of the foregoing, the lien and security interest hereof shall not be impaired by any acceptance by the Secured Party of any other security for (or guarantors upon) any of the Obligations or by any failure, neglect or omission on the part of the Secured Party or any other holder of any Obligations to realize upon or protect any of the Obligations or any collateral or security therefor (including, without limitation, impairment of collateral or failure to perfect security interest in collateral). The lien and security interest hereof shall not in any manner be impaired or affected by (and the Secured Party, without notice to anyone, is hereby authorized to make from time to time) any surrender, compromise, settlement, release, renewal, extension, indulgence, alteration, substitution, exchange, change in or modification, or any pledge, sale or other disposition of any of the Obligations or of any collateral or security therefor, or of any guaranty thereof, or of any instrument or agreement setting forth the terms and conditions pertaining to any of the foregoing until the Obligations have been fully paid and satisfied. Furthermore, all of the waivers set forth in the Debentures are hereby incorporated herein by reference. In order to realize hereon and to exercise the rights granted the Secured Party hereunder and under applicable law, there shall be no obligation on the part of the Secured Party or any other holder of any Obligations at any time to first resort for payment to resort to any particular collateral, security, property, liens or any other rights or remedies whatsoever, or any guaranty, and the Secured Party shall have the right to enforce this Agreement against the Grantor or any of its Collateral irrespective of whether or not other proceedings or steps seeking resort to or realization upon or from any of the foregoing are pending.

(g)       Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

(h)       Section Headings. The Section headings used in this Agreement are for convenience of reference only and are not to affect the construction hereof or be taken into consideration in the interpretation hereof.

(i)        Parties. This Agreement shall be binding upon and inure to the benefit of the successors and assigns of Grantor and Secured Party.

(j)        Governing Law, Etc. This Agreement shall be deemed to have been made in the State of New York and shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to conflicts of laws principles that would defer to the substantive laws of another jurisdiction, provided that if the law governing perfection of security is the law of another jurisdiction, such as the "location" (as determined under § 9-307 of the UCC) of the Grantor, the law of such other jurisdiction shall govern perfection.

(k)       Venue. Grantor hereby agrees that all actions or proceedings arising directly or indirectly from or in connection with this Agreement shall be litigated only in the Supreme Court of the State of New York or the United States District Court for the Southern District of New York located in New York County, New York. Grantor consents to the jurisdiction and venue of the foregoing courts and waive any objection which it may have to the laying of venue in any such action or proceeding and consent that any process or notice of motion or other application to either of said courts or a judge thereof may be served inside or outside the State of New York or the Southern District of New York by registered mail, return receipt requested, directed to the party being served at its address set forth in this Agreement (and service so made shall be deemed complete three (3) days after the same has been posted as aforesaid) or by personal service or in such other manner as may be permissible under the rules of said courts.

GRANTOR DOES HEREBY DESIGNATE AND APPOINT CSC CORPORATION AT, NEW YORK, NEW YORK ______, ATTENTION:_____________, AS ITS AUTHORIZED AGENT TO ACCEPT AND ACKNOWLEDGE ON ITS BEHALF SERVICE OF ANY AND ALL PROCESS WHICH MAY BE SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING IN ANY FEDERAL OR STATE COURT IN NEW YORK, NEW YORK, AND AGREES THAT SERVICE OF PROCESS UPON SAID AGENT AT SAID ADDRESS AND WRITTEN NOTICE OF SAID SERVICE OF GRANTOR MAILED OR DELIVERED TO GRANTOR IN THE MANNER PROVIDED HEREIN SHALL BE DEEMED IN EVERY RESPECT EFFECTIVE SERVICE OF PROCESS UPON GRANTOR (UNLESS LOCAL LAW REQUIRES ANOTHER METHOD OF SERVICE), IN ANY SUCH SUIT, ACTION OR PROCEEDING IN THE STATE OF NEW YORK. GRANTOR (i) SHALL GIVE PROMPT NOTICE TO LENDER OF ANY CHANGED ADDRESS OF ITS AUTHORIZED AGENT HEREUNDER, (ii) MAY AT ANY TIME AND FROM TIME TO TIME DESIGNATE A SUBSTITUTE AUTHORIZED AGENT WITH AN OFFICE IN NEW YORK, NEW YORK (WHICH OFFICE SHALL BE DESIGNATED AS THE ADDRESS FOR SERVICE OF PROCESS), AND (iii) SHALL PROMPTLY DESIGNATE SUCH A SUBSTITUTE IF ITS AUTHORIZED AGENT CEASES TO HAVE AN OFFICE IN NEW YORK, NEW YORK OR IS DISSOLVED WITHOUT LEAVING A SUCCESSOR.

(l)        Waiver of Jury Trial. GRANTOR HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY AGREEMENT, INSTRUMENT OR DOCUMENT EXECUTED AND DELIVERED IN CONNECTION HEREWITH OR THEREWITH.

(m)      Notice. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given only upon delivery to each party to be notified by (i) personal delivery, (ii) facsimile, with electronic confirmation of transmittal, (iii) certified mail, return receipt requested, or (iv) an internationally recognized overnight air courier, addressed to the party to be notified at the address as follows, or at such other address as such party may designate by ten days’ advance written notice to the other party:

If to the Grantor:

PolyMet Mining Corp.

1177 West Hastings Street, Suite 1003

Vancouver, British Columbia V6E 2K3

Attn:	Chief Financial Officer
Fax:	(604) 669-4705

With a copy to (which shall not constitute notice):

Farris, Vaughan, Wills & Murphy LLP

700 West Georgia Street

Suite 2200

Vancouver, British Columbia V7Y 1B3

Attn:	Mitchell Gropper
Fax:	(604) 661-9349

If to Secured Party:

Baarermattstrasse 3

CH-6341

Baar, Switzerland

Attn:	Stephen Rowland/Rajiv Singhal
Fax:	+41 41 709 3000

And with a copy to (which shall not constitute notice):

Davies Ward Phillips & Vineberg LLP

44th Floor 1 First Canadian Place

Toronto, ON M5M 1B1

Attn:	Kenneth G. Klassen
Fax:	(416) 863-0871

(n)       Complete Agreement. This Agreement and the Guarantee are the complete agreement of the parties with respect to the subject matter hereof and thereof.

(o)       Section Titles. The Section titles contained in this Agreement are and shall be without substantive meaning or content of any kind whatsoever and are not a part of the agreement between the parties hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed as of the day and year first above set forth.

GRANTOR:

POLYMET MINING CORP.

By:_________________________________ Name: Title:

EXHIBIT F

SECURITY AGREEMENT

This SECURITY AGREEMENT (this “Agreement”), made as of the 31st day of October, 2008, by POLY MET MINING, INC., a Minnesota corporation, having its principal place of business at 6500 Country Road 666, Hoyt Lakes, Minnesota (“Grantor”); in favour of Glencore AG, a corporation existing under the laws of Switzerland and having a place of business at Baarermattstrasse 3, CH-6341, Baar, Switzerland (“Secured Party”);

WHEREAS, Grantor, PolyMet Mining Corp., a corporation incorporated under the laws of British Columbia (“Parent”) and Secured Party are entering into that certain Purchase Agreement dated of even date herewith (the “Purchase Agreement”);

WHEREAS, pursuant to the terms and conditions of the Purchase Agreement, Secured Party will purchase from Grantor, and Grantor will sell and issue to Secured Party, certain Debentures (as defined in the Purchase Agreement);

WHEREAS, it is a condition precedent to Secured Party entering into the Purchase Agreement and purchasing the Debentures from Grantor that Grantor enter into this Agreement, on the terms and subject to the conditions hereinafter set forth.

NOW, THEREFORE, the parties hereto hereby agree as follows:

Section 1.	Grant of Security Interest

(a)       Security Interest. To secure the due payment and performance by Grantor of all indebtedness and other liabilities and obligations of Grantor to Secured Party under, arising out of or in any way connected with the Purchase Agreement, the Debenture, the Ancillary Agreements (as defined in the Purchase Agreement) and all other agreements, instruments and documents executed by Grantor and delivered in connection therewith or otherwise (all hereinafter referred to collectively as the “Obligations”), Grantor hereby grants to Secured Party and pledges, hypothecates, transfers and sets over to Secured Party, a lien on and security interest in and to and pledge of all of the following properties, assets and rights of Grantor, wherever located, whether now owned or hereafter acquired or arising and all proceeds and products thereof (all being hereinafter collectively referred to as the “Collateral”): all personal property and fixtures of Grantor of every kind and nature, including, without limitation all goods (including, without limitation, all inventory, equipment and any accessions and additions thereto), instruments (including, without limitation, all promissory notes), documents, accounts (including, without limitation, all health-care-insurance receivables), chattel paper (whether tangible or electronic), deposit accounts, letter-of-credit rights (whether or not the letter of credit is evidenced by a writing), commercial tort claims, securities and all other investment property, supporting obligations, any other contract rights or rights to the payment of money, all patents, trademarks and other intellectual property, all general intangibles (including, without limitation, all payment intangibles), all insurance claims, and all proceeds of the foregoing. Grantor hereby assigns to Secured Party as further security for the payment and performance of all of the Obligations, all its right, title and interest in and to all of Grantor’s securities, property, cash, cash accounts, remittances and deposits now or hereafter in the possession of or on deposit at or in Secured Party. All terms used in this Agreement which are defined in the Uniform Commercial Code as in effect in the State of New York (the “Uniform Commercial Code”), shall have the meaning given to such term therein.

(b)       Authorization to File Financing Statements, Etc. Grantor hereby irrevocably authorizes Secured Party at any time and from time to time to file in any filing office in any Uniform Commercial Code jurisdiction any initial financing statements, fixture filings and amendments thereto. Grantor also ratifies its authorization for Secured Party to have filed in any Uniform Commercial Code jurisdiction any like initial financing statements or amendments thereto if filed prior to the date hereof. The Grantor hereby agrees to execute and deliver to the Secured Party such further agreements, assignments, instruments and documents, and to do all such other things, as the Secured Party may reasonably deem necessary or appropriate to assure the Secured Party its lien and security interest hereunder, including without limitation, control agreements. The Grantor hereby agrees to use all commercially reasonable efforts to cause the relevant depository institutions, financial intermediaries, letter of credit issuers and other relevant persons or entities to execute and deliver such control agreements, as the Secured Party may from time to time reasonably require. The Grantor hereby agrees that a carbon, photographic or other reproduction of this Agreement or any such financing statement is sufficient for filing as a financing statement by the Secured Party without notice thereof to the Grantor wherever the Secured Party in its sole discretion desires to file the same. In the event for any reason the law of any jurisdiction other than New Yorkbecomes or is applicable to the Collateral or any part thereof, or the respective rights and/or priorities therein, or to any of the Obligations, the Grantor agrees to execute and deliver all such instruments and documents and to do all such other things as the Secured Party deems necessary or appropriate to preserve, protect and enforce the security interest and relative priority of the Secured Party and the Secured Party’s security interest under the laws of such other jurisdiction.

(c)       Secured Party’s Payment Of Claims Asserted Against The Collateral. Secured Party may, but shall have no obligation to, pay, acquire, discharge and/or accept an assignment of any security interest, lien, claim or encumbrance asserted by any person against the Collateral, provided, however, that Secured Party shall first give Grantor written notice of Secured Party’s intent to do the same, and Grantor does not, within ten (10) days after such notice, pay such claim and/or obtain to Secured Party’s reasonable satisfaction the release of the security interests, liens, claims or encumbrances to which such notice relates. All sums paid by Secured Party in respect thereof and all costs, fees and expenses, including reasonable attorneys’ fees, court costs, expenses and other charges relating thereto, which are incurred by Secured Party on account thereof, shall be payable on demand, by Grantor to Secured Party and shall be additional Obligations hereunder secured by the Collateral, and all such costs, fees and expenses shall bear interest at the highest rate borne by any of the Obligations.

(d)       Senior Ranking. Notwithstanding anything to the contrary contained herein, the security interest in the Collateral granted to Secured Party hereunder shall rank senior to all other security interests in the Collateral; provided, however, that at any time after the date hereof, Parent shall have the right to arrange Senior Construction Financing (as defined in the Purchase Agreement), at which time Secured Party agrees that it will subordinate its lien priority with respect to the Collateral to any such Senior Construction Financing as set out in Section 9 of the Purchase Agreement.

Section 2.	Representations And Warranties.

Without limitation of the representations and warranties of the Grantor under the Purchase Agreement or the Debentures, Grantor represents and warrants the following to and in favor of Secured Party:

(a)       Grantor is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Minnesota and is duly authorized to do business and in good standing wherever the ownership of its property or the conduct of its business requires such authorization. The Grantor is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the nature of the business conducted or property owned or leased by it makes such qualification necessary.

(b)       Grantor has full corporate power and the right and power and is duly authorized and empowered to enter into, execute, deliver and perform this Agreement and any other agreement or instrument referred to herein, and this Agreement and all such other agreements and instruments are valid and binding upon and enforceable against Grantor in accordance with their respective terms. Grantor has taken all action required to authorize the execution, delivery and performance of this Agreement and all other agreements or documents required hereunder and the transactions contemplated hereby.

(c)       The execution, delivery and/or performance by Grantor of this Agreement and any other agreement or instrument referred to herein shall not, by the lapse of time, the giving of notice or otherwise, constitute a violation of, or result in the breach of or accelerate or permit the acceleration of the performance required by the terms of any applicable law, rule or regulation of any governmental body, or any provision contained in Grantor’s certificate of incorporation, by-laws or other organizational document or contained in any agreement, instrument or document to which Grantor is now a party or by which it or its assets are bound, or result in the creation of any claim, lien, charge or encumbrance upon any of the property or assets of Grantor (except those granted to Secured Party pursuant hereto). No consent, approval, authorization or declaration of, designation by or filing with any governmental authority or other person or entity on the part of Grantor is required in connection with the valid execution, delivery or performance of this Agreement and the consummation of the transactions contemplated hereby or thereby, except as have been obtained prior to the date hereof or are necessary to perfect Secured Party’s security interest in the Collateral.

(d)       Grantor has good, indefeasible and merchantable title to and ownership of the Collateral, free and clear of all liens, claims, security interests and encumbrances, except those of Secured Party and Permitted Encumbrances (as defined in the Debentures).

(e)       Grantor is not in violation of any applicable law, statute, regulation or ordinance of any governmental entity or authority, including, without limitation, the United States of America, any state, city, town, municipality, county or of any other jurisdiction, or of any agency thereof, which could in any respect materially and adversely affect the Collateral or Grantor’s business, property, assets, operations or condition, financial or otherwise.

(f)        Grantor is not in default in any material respect with respect to any indenture, loan agreement, mortgage, lease, deed or other similar agreement relating to the borrowing of monies to which Grantor is a party, or by which Grantor or Grantor’s assets may be bound.

(g)       There are no actions or proceedings that are pending or threatened in any court or before any governmental agency or instrumentality against Grantor, its assets, or the Collateral, which may materially adversely affect Grantor or the Collateral.

(h)       Grantor has filed or has obtained extensions for the filing of all federal, state and local tax returns and other reports it is required by law to file and has paid all taxes, assessments and charges reflected thereon that are due and payable and has reserved funds or made adequate provision for the payment of such taxes, assessments and charges accruing but not yet payable.

(i)        The security interest granted by Grantor to Secured Party in the Collateral constitutes a valid first perfected lien on and security interest in the Collateral.

(j)        No representation or warranty by Grantor contained herein or in any certificate or other document furnished by Grantor pursuant hereto, in connection with the transactions contemplated hereby, contains any untrue statement of material fact, or omits to state a material fact necessary to make it not misleading, or necessary to provide Secured Party with proper information as to Grantor and Grantor’s affairs.

(k)       All representations and warranties of Grantor are true at the time of Grantor’s execution of this Agreement and shall survive the execution, delivery and acceptance hereof.

Section 3.	Covenants Of Grantor.
Grantor covenants that:

(a)       Preservation of Corporate Existence. Grantor will preserve and maintain its corporate or other entity existence and good standing in each state where it conducts business. Grantor shall not merge or consolidate with or into any other person or entity (a “Person”) or liquidate or wind down its business, or enter into any agreement with respect thereto.

(b)       Liens. Grantor will not create or permit to exist any mortgage, pledge, title retention lien, or other lien, encumbrance or security interest with respect to the Collateral or any other of Grantor’s property or assets, tangible or intangible, now owned or hereafter acquired, other than liens to which Secured Party shall have given its prior written consent, and encumbrances in favor of Secured Party.

(c)       Insurance. Grantor will, at its own expense: (i) maintain insurance covering all of the Collateral for the full replacement value thereof against all risks of loss and damage by policies of insurance issued by companies approved by Secured Party, and (ii) maintain liability insurance coverage in amounts satisfactory to Secured Party. The policies evidencing such insurance shall be duly endorsed in favor of Secured Party with such loss payable rider and additional insured rider as Secured Party may designate and such policies shall be delivered to Secured Party and shall provide for at least thirty (30) days prior written notice to Secured Party of the exercise of any right of cancellation or reduction of coverage and right to cure monetary defaults. Should Grantor fail to furnish Secured Party with such insurance, Secured Party shall have the right to effect same and charge the cost thereof to Grantor, together with interest thereon at twelve percent (12%) per annum. Such cost, including interest, shall be additional Obligations hereunder and secured by the Collateral. Secured Party’s sole obligation hereunder shall be to credit Grantor’s account with the net proceeds of any insurance payments received on account of any loss and Secured Party shall have no liability with respect to any loss. Grantor shall provide Secured Party with insurance certificates naming Secured Party as loss payee with respect to property insurance and as additional insured with respect to liability insurance. Grantor hereby appoints Secured Party as Grantor’s attorney in-fact to adjust all insurance claims and endorse all checks and drafts in settlement thereof.

(d)       Personal Property. The Collateral is and shall remain personal property at all times regardless of how attached or installed at or to the Location.

(e)       Books and Records; Financial Information. Grantor shall maintain its books and records in accordance with generally accepted accounting principles, and shall furnish to Secured Party such data and information (financial and otherwise) as Secured Party, from time to time, may reasonably request, bearing upon or related to the Collateral and/or Grantor’s financial condition and/or results of operations.

(f)        Material Obligations. Grantor shall pay and satisfy, when due, all material liabilities and obligations, including, without limitation, all obligations under all leases.

(g)       Maintenance of Principal Place of Business. Grantor shall maintain and keep its principal place of business and chief executive office and its books and records at the address set forth at the beginning of this Agreement and at no other location, without giving Secured Party at least thirty (30) days prior written notice of any such move, and Grantor shall execute and/or deliver (at Grantor’s expense) such UCC financing statements and other documents as Secured Party shall reasonably request.

(h)       Charter Documents. Grantor shall not amend or modify its certificate of incorporation, by-laws or other organizational documents, without the prior written consent of Secured Party.

(i)        Litigation. Grantor shall notify Secured Party in writing, promptly upon learning of the institution of any suit or administrative proceeding against Grantor with respect to the Collateral, or directly against the Collateral, whether or not the claim is considered by Grantor to be covered by insurance, and of the institution of any suit or administrative proceeding which may materially and adversely affect the operations, financial condition or business of Grantor or Secured Party’s security interest in the Collateral.

(j)        Payment of Taxes and Claims. Grantor will duly pay and discharge when due and payable, all taxes, assessments and governmental and other charges, levies or claims levied or imposed, which are, or which if unpaid might become, a lien or charge upon the Collateral, or the properties, assets, franchises, earnings or business of Grantor; provided, however, that nothing contained in this paragraph shall require Grantor to pay and discharge, or cause to be paid and discharged, any such tax, assessment, charge, levy or claim so long as Grantor in good faith shall contest the validity thereof by appropriate proceedings and shall set aside on its books adequate reserves with respect thereto in accordance with such accounting practices and otherwise satisfactory to Secured Party.

(k)       Inspection. Grantor shall permit Secured Party, its officers, employees and/or agents, at all times, at Grantor’s expense, during normal business hours to enter into and upon any premises where the Collateral is located for the purpose of inspecting the Collateral and all records related thereto (and to make extracts from such records), observing the Collateral’s use or otherwise protecting the interests of Secured Party therein.

(l)        Maintenance of Collateral. Grantor shall maintain the Collateral in good condition and repair (normal wear and tear excepted) and pay and discharge, or cause to be paid and discharged, when due, the cost of repairs or maintenance, and pay or cause to be paid all rent due on the premises where any Collateral is or may be held.

(m)      Accounts Receivable. Grantor shall collect accounts receivable in the ordinary course of business in a commercially reasonable manner.

(n)       Dispositions of Assets. Grantor shall not sell, convey, assign, lease, abandon or otherwise transfer or dispose of, voluntarily or involuntarily, the Collateralor any of its other tangible or intangible properties or assets,other than the sale of inventory in the ordinary course of Grantor’s business.

(o)       Conduct of Business. Grantor shall conduct and operate its business in accordance with all applicable local, state and federal ordinances, resolutions, laws, statutes and orders of courts.

Section 4.	Events Of Default; Rights And Remedies On Default.

(a)       Event of Default. The occurrence of any one or more of the following events shall constitute an “Event of Default”:

(i)        Grantor fails or neglects to perform or observe any term, covenant, warranty or representation contained in this Agreement that is required to be performed or observed and the same is not cured to Secured Party’s reasonable satisfaction within fifteen (15) days after the giving of notice by Secured Party to Grantor; or

(ii)       If any statement, certificate or representation made or given by Grantor to Secured Party in this Agreement shall be untrue, false or inaccurate in any material respect; or

(iii)      If there occurs an “Event of Default” under the Debentures, including without limitation a default in payment of any principal amount due thereunder, a default in payment of any interest or other amount due thereunder which default continues for more than five (5) Business Days after the due date thereof or if the Grantor or the Parent is subject to any Bankruptcy Event; or;

(iv)      Grantor ceases to conduct its business or is enjoined, restrained or in any way prevented by court order from conducting all or any material part of its business affairs.

(b)       Acceleration of the Obligations. Upon and after an Event of Default, all of the Obligations may, at the option of Secured Party and without presentment, demand, notice, protest or legal process of any kind, be declared, and immediately shall become, due and payable.

(c)       Additional Remedies. Upon and after an Event of Default, Secured Party shall have the following rights and remedies:

(i)        Secured Party shall have all of the rights and remedies with respect to the Collateral of a secured party under the Uniform Commercial Code (whether or not said Uniform Commercial Code is in effect in the jurisdiction where the rights and remedies are asserted) and such additional rights and remedies to which a secured party is entitled under the laws in effect in any jurisdiction where any rights and remedies hereunder may be asserted, including, without limitation, the right, to the maximum extent permitted by law, to exercise all voting, consensual and other powers of ownership pertaining to the Collateral as if Secured Party were the sole and absolute owner thereof (and Grantor agrees to take all such action as may be appropriate to give effect to such right);

(ii)       The right to the extent permitted by law to enter upon any place or places where the Collateral is located and kept, without any obligation to pay rent to Grantor or others, through self-help and without judicial process, without first obtaining a final judgment or giving Grantor notice and opportunity for a hearing on the validity of Secured Party’s claim, and remove the Collateral therefrom to the premises of Secured Party or any agent of Secured Party, for such time as Secured Party may desire in order to effectively collect or liquidate the Collateral. At Secured Party’s request Grantor shall assemble the Collateral and make it available to Secured Party at a place to be designated by Secured Party, in its sole discretion.

(iii)      The right to sell or otherwise dispose of all or any Collateral in its then condition, or after any further manufacturing or processing thereof at public or private sale or sales, with such notice as may be required by law, in lots or in bulk, for cash or on credit, all as Secured Party, in its sole discretion, may deem advisable; such sales may be adjourned from time to time with or without notice. Secured Party shall have the right to conduct such sales on Grantor’s premises or elsewhere and shall have the right to use Grantor’s premises without charge for such sales for such time or times as Secured Party may see fit. Secured Party is hereby granted a license or other right to use, without charge, Grantor’s labels, patents, copyrights, rights of use of any matter, or any property of a similar nature, as it pertains to the Collateral, in advertising for sale and selling any Collateral and Grantor’s rights under all licenses and all franchise agreements shall inure to Secured Party’s benefit. Secured Party may purchase all or any part of the Collateral at public or, if permitted by law, private, sale and, in lieu of actual payment of such purchase price, may setoff the amount of such price against the Obligations. The proceeds realized from the sale of any Collateral shall be applied first to the reasonable costs, expenses and attorney’s fees and expenses incurred by Secured Party for collection and for acquisition, completion, protection, removal, storage, sale and delivery of the Collateral; second to interest due upon any of the Obligations; and third to the principal of the Obligations. If any deficiency shall arise, Grantor shall remain liable to Secured Party therefor. If any excess shall arise, it shall be paid over to Grantor. In the exercise of any such remedies, the Secured Party may sell the Collateral as a unit even though the sales price thereof may be in excess of the amount remaining unpaid on the Obligations. In addition to all other sums due the Secured Party hereunder, the Grantor shall pay the Secured Party all reasonable costs and expenses incurred by the Secured Party, including reasonable attorneys’ fees and court costs, in obtaining, liquidating or enforcing payment of Collateral or the Obligations or in the prosecution or defense of any action or proceeding by or against the Secured Party or any the Grantor concerning any matter arising out of or connected with this Agreement, the Collateral, the Credit Documents or any other document, agreement or instrument between the Grantor and one or more of the Secured Party, including, without limitation, any of the foregoing arising in, arising under or related to a case under the United States Bankruptcy Code (or any successor statute).

(iv)      The Secured Party shall not be obligated to make any sale or other disposition of the Collateral regardless of notice having been given. The Grantor hereby waives all of its rights of redemption from any such sale. The Secured Party may postpone or cause the postponement of the sale of all or any portion of the Collateral by announcement at the time and place of such sale, and such sale may, without further notice, be made at the time and place to which the sale was postponed or the Secured Party may further postpone such sale by announcement made at such time and place. In the event any of the Collateral shall constitute restricted securities within the meaning of any applicable securities laws, any disposition thereof in compliance with such laws shall not render the disposition commercially unreasonable. The Secured Party has no obligation to prepare the Collateral for sale. The Secured Party may sell or otherwise dispose of the Collateral without giving any warranties as to the Collateral or any part thereof, including disclaimers of any warranties of title as the like, and the Grantor acknowledges and agrees that the absence of such warranties shall not render the disposition commercially unreasonable.

(v)       Secured Party shall have the right immediately, and without notice or other action, to set-off against any of Grantor’s Obligations to Secured Party, any monies or other property due to or held on deposit for Grantor. This right of set-off shall apply to all accounts whether they are regular or special, trustee or escrow, controlled by either Grantor or Secured Party, created for a mutual purpose, or otherwise. Secured Party shall be deemed to have exercised such right of set-off and to have made a charge against any such money immediately upon the occurrence of any such Event of Default, even though the actual book entries may be made at some time subsequent thereto.

(vi)      The right to take any and all action or actions provided for in this Agreement or the Guarantee. The provisions of this Agreement shall be in addition to those of any other notes, or any mortgage, security agreement or other instrument executed by Grantor, all of which shall be construed as one instrument.

(vii)     The right to take such other and further action as Secured Party may at law or in equity be entitled to take.

(d)       Notice, Etc. Any notice required to be given by Secured Party of a sale, lease, other disposition of the Collateral or any other intended action by Secured Party, may be given in any manner provided for delivery of notices in this Agreement, five (5) days prior to such proposed action, and, if so given, shall constitute commercially reasonable and fair notice thereof to Grantor.

Section 5.	Miscellaneous.

(a)       Further Assurances. Grantor shall at any time and from time to time upon the written request of Secured Party, execute and deliver such further agreements, instruments and documents and do such further acts and things as Secured Party may reasonably request in order to effect the purposes of this Agreement and the Guarantee.

(b)       Costs and Expenses. Grantor shall pay its own costs and expenses in connection herewith including filing and recording fees in respect of the security granted hereby and the costs of enforcement of this Agreement as set out in Section 4(c)(iii).

(c)       Modification of Agreement. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of Grantor and Secured Party and each assignee of Secured Party shall be bound by such amendment or waiver.

(d)       Waiver by Secured Party. Failure by the Secured Party to exercise any right, remedy or option under this Agreement or any other document, agreement or instrument between the Grantor and the Secured Party or provided by law, or delay by the Secured Party in exercising the same, shall not operate as a waiver; and no waiver shall be effective unless it is in writing, signed by the party against whom such waiver is sought to be enforced and then only to the extent specifically stated. Secured Party’s failure, at any time or times hereafter, to require strict performance by Grantor of any provision of this Agreement shall not waive, affect or diminish any right of Secured Party thereafter to demand strict compliance and performance therewith. Any suspension or waiver by Secured Party of any Event of Default shall not suspend, waive or affect any other Event of Default, whether the same is prior or subsequent thereto and whether of the same or of a different type. None of the undertakings, agreements, warranties, covenants and representations of Grantor contained in this Agreement and no Event of Default shall be deemed to have been suspended or waived by Secured Party, unless such suspension or waiver is by an instrument in writing specifying such suspension or waiver and signed by an officer or other authorized person of Secured Party and directed to Grantor.

(e)       Liability of Secured Party. Neither the Secured Party, nor any party acting as attorney for the Secured Party, shall be liable hereunder for any acts or omissions or for any error of judgment or mistake of fact or law other than and to the extent of their gross negligence or willful misconduct. The rights and remedies of the Secured Party under this Agreement shall be cumulative and not exclusive of any other right or remedy which the Secured Party may have.

(f)	Continuing Agreement, Etc.

(i)        This Agreement shall be a continuing agreement in every respect and shall remain in full force and effect until all of the Obligations, both for principal and interest, have been fully and indefeasibly paid and satisfied.

(ii)       The lien and security interest herein created and provided for stand as direct and primary security for the Obligations arising under or otherwise relating to the Debentures and any of the other Obligations secured hereby.The Grantor acknowledges that the lien and security interest hereby created and provided are absolute and unconditional and shall not in any manner be affected or impaired by any acts of omissions whatsoever of the Secured Party or any other holder of any Obligations, and without limiting the generality of the foregoing, the lien and security interest hereof shall not be impaired by any acceptance by the Secured Party of any other security for (or guarantors upon) any of the Obligations or by any failure, neglect or omission on the part of the Secured Party or any other holder of any Obligations to realize upon or protect any of the Obligations or any collateral or security therefor (including, without limitation, impairment of collateral or failure to perfect security interest in collateral). The lien and security interest hereof shall not in any manner be impaired or affected by (and the Secured Party, without notice to anyone, is hereby authorized to make from time to time) any surrender, compromise, settlement, release, renewal, extension, indulgence, alteration, substitution, exchange, change in or modification, or any pledge, sale or other disposition of any of the Obligations or of any collateral or security therefor, or of any guaranty thereof, or of any instrument or agreement setting forth the terms and conditions pertaining to any of the foregoing until the Obligations have been fully paid and satisfied. Furthermore, all of the waivers set forth in the Debentures are hereby incorporated herein by reference. In order to realize hereon and to exercise the rights granted the Secured Party hereunder and under applicable law, there shall be no obligation on the part of the Secured Party or any other holder of any Obligations at any time to first resort for payment to resort to any particular collateral, security, property, liens or any other rights or remedies whatsoever, or any guaranty, and the Secured Party shall have the right to enforce this Agreement against the Grantor or any of its Collateral irrespective of whether or not other proceedings or steps seeking resort to or realization upon or from any of the foregoing are pending.

(g)       Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

(h)       Section Headings. The Section headings used in this Agreement are for convenience of reference only and are not to affect the construction hereof or be taken into consideration in the interpretation hereof.

(i)        Parties. This Agreement shall be binding upon and inure to the benefit of the successors and assigns of Grantor and Secured Party.

(j)        Governing Law, Etc. This Agreement shall be deemed to have been made in the State of New Yorkand shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to conflicts of laws principles that would defer to the substantive laws of another jurisdiction, provided that if the law governing perfection of security is the law of another jurisdiction, such as the "location" (as determined under § 9-307 of the UCC) of the Grantor, the law of such other jurisdiction shall govern perfection.

(k)       Venue. Grantor hereby agrees that all actions or proceedings arising directly or indirectly from or in connection with this Agreement shall be litigated only in the Supreme Court of the State of New York or the United States District Court for the Southern District of New York located in New York County, New York. Grantor consents to the jurisdiction and venue of the foregoing courts and waive any objection which it may have to the laying of venue in any such action or proceeding and consent that any process or notice of motion or other application to either of said courts or a judge thereof may be served inside or outside the State of New York or the Southern District of New York by registered mail, return receipt requested, directed to the party being served at its address set forth in this Agreement (and service so made shall be deemed complete three (3) days after the same has been posted as aforesaid) or by personal service or in such other manner as may be permissible under the rules of said courts.

GRANTOR DOES HEREBY DESIGNATE AND APPOINT CSC CORPORATION AT, NEW YORK, NEW YORK ______, ATTENTION:_____________, AS ITS AUTHORIZED AGENT TO ACCEPT AND ACKNOWLEDGE ON ITS BEHALF SERVICE OF ANY AND ALL PROCESS WHICH MAY BE SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING IN ANY FEDERAL OR STATE COURT IN NEW YORK, NEW YORK, AND AGREES THAT SERVICE OF PROCESS UPON SAID AGENT AT SAID ADDRESS AND WRITTEN NOTICE OF SAID SERVICE OF GRANTOR MAILED OR DELIVERED TO GRANTOR IN THE MANNER PROVIDED HEREIN SHALL BE DEEMED IN EVERY RESPECT EFFECTIVE SERVICE OF PROCESS UPON GRANTOR (UNLESS LOCAL LAW REQUIRES ANOTHER METHOD OF SERVICE), IN ANY SUCH SUIT, ACTION OR PROCEEDING IN THE STATE OF NEW YORK. GRANTOR (i) SHALL GIVE PROMPT NOTICE TO LENDER OF ANY CHANGED ADDRESS OF ITS AUTHORIZED AGENT HEREUNDER, (ii) MAY AT ANY TIME AND FROM TIME TO TIME DESIGNATE A SUBSTITUTE AUTHORIZED AGENT WITH AN OFFICE IN NEW YORK, NEW YORK (WHICH OFFICE SHALL BE DESIGNATED AS THE ADDRESS FOR SERVICE OF PROCESS), AND (iii) SHALL PROMPTLY DESIGNATE SUCH A SUBSTITUTE IF ITS AUTHORIZED AGENT CEASES TO HAVE AN OFFICE IN NEW YORK, NEW YORK OR IS DISSOLVED WITHOUT LEAVING A SUCCESSOR.

(l)        Waiver of Jury Trial. GRANTOR HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY AGREEMENT, INSTRUMENT OR DOCUMENT EXECUTED AND DELIVERED IN CONNECTION HEREWITH OR THEREWITH.

(m)      Notice. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given only upon delivery to each party to be notified by (i) personal delivery, (ii) facsimile, with electronic confirmation of transmittal, (iii) certified mail, return receipt requested, or (iv) an internationally recognized overnight air courier, addressed to the party to be notified at the address as follows, or at such other address as such party may designate by ten days’ advance written notice to the other party:

If to the Grantor:

Poly Met Mining, Inc.

6500 County Road 666

Hoyt Lakes, MN

55750-0475

Attn: ________________ Fax: _________________

With a copy to Parent:

PolyMet Mining Corp.

1177 West Hastings Street, Suite 1003

Vancouver, British Columbia V6E 2K3

Attn: Chief Financial Officer

Fax: (604) 669-4705

And with a copy to (which shall not constitute notice):

Troutman Sanders LLP

The Chrysler Building

405 Lexington Avenue

New York, NY 10174

Attn: Henry I. Rothman

Fax: (212) 704-5950

If to Secured Party:

Baarermattstrasse 3

CH-6341

Baar, Switzerland

Attn: Stephen Rowland/Rajiv Singhal

Fax: +41 41 709 3000

And with a copy to (which shall not constitute notice):

Davies Ward Phillips & Vineberg LLP

44th Floor 1 First Canadian Place

Toronto, ON M5M 1B1

Attn: Kenneth G. Klassen

Fax: (416) 863-0871

(n)       Complete Agreement. This Agreement and the Guarantee are the complete agreement of the parties with respect to the subject matter hereof and thereof.

(o)       Section Titles. The Section titles contained in this Agreement are and shall be without substantive meaning or content of any kind whatsoever and are not a part of the agreement between the parties hereto.

            IN WITNESS WHEREOF, this Agreement has been duly executed as of the day and year first above set forth.

GRANTOR:

POLY MET MINING, INC.

By:___________________________

Name:

Title:

EXHIBIT G

(Top 3 inches reserved for recording data)

MORTGAGE
by Business Entity

Minnesota Uniform Conveyancing Blanks
Form 20.1.2 (2006)

MORTGAGE REGISTRY TAX DUE: $____________________

DATE: October 30, 2008
(month/day/year)

☐ ***CHECK IF APPLICABLE:*** NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, ENFORCEMENT OF THIS MORTGAGE IN MINNESOTA IS LIMITED TO A DEBT AMOUNT OF ________________ UNDER CHAPTER 287 OF MINNESOTA STATUTES.

THIS MORTGAGE ("**Mortgage**") is given by Poly Met Mining, Inc.,
(insert name of Borrower)
a corporation under the laws of the State of Minnesota,
as mortgagor ("**Borrower**"), to Glencore AG, as mortgagee ("**Lender**"), in consideration of the receipt of Fifty Million Dollars
($ 50,000,000.00) (the "**Indebtedness**") from Lender, Borrower hereby mortgages, with power of sale, the real property in St. Louis County, Minnesota, legally described as follows:

The Borrower's interest as Purchaser in and to the real property described on Exhibit A attached hereto, which real property is being sold to Borrower pursuant to Contract for Deed, which Contract is more specifically set forth on said Exhibit.

Check here if all or part of the described property is Registered (Torrens) ■

together with all hereditaments and appurtenances belonging thereto (the "Property"), subject to the following exceptions:

(a) Covenants, conditions, restrictions (without effective forfeiture provisions) and declarations of record, if any;
(b) Reservations of minerals or mineral rights by the State of Minnesota, if any;
(c) Utility and drainage easements which do not interfere with present improvements;
(d) Applicable laws, ordinances, and regulations;
(e) The lien of real estate taxes and installments of special assessments not yet due and payable; and
(f) The following liens or encumbrances, if any: (insert encumbrances)

Those encumbrances set forth on Exhibit B attached hereto.
Those exceptions shown on the Lender's policy of title insurance issued in connection with this mortgage.

Page 1 of 4

Page 2 of 4 Minnesota Uniform Conveyancing Blanks Form 20.1.2

Borrower covenants with Lender as follows:

1. **Repayment of Indebtedness.** If Borrower (a) pays the Indebtedness to Lender according to the terms of the Floating Rate Secured Debentures or other instruments that evidence the indebtedness and all renewals, extensions, and modifications thereto (the "Debentures"), final payment of which is due on September 30, 2011; (b) pays interest on the Indebtedness as provided in the Debentures; (c) repays to Lender, at the times and with interest as specified, all sums advanced in protecting the lien of this Mortgage, if any; and (d) keeps and performs all the covenants and agreements contained herein, then Borrower's obligations under this Mortgage will be satisfied, and Lender will deliver an executed satisfaction of this Mortgage to Borrower. It is Borrower's responsibility to record any satisfaction of this Mortgage at Borrower's expense.

2. **Statutory Covenants.** Borrower makes and includes in this Mortgage the following covenants and provisions set forth in Minn. Stat. 507.15, and the relevant statutory covenant equivalents contained therein are hereby incorporated by reference:

(a) To warrant the title to the Property;
(b) To pay the Indebtedness as herein provided;
(c) To pay all taxes;
(d) That the Property shall be kept in repair and no waste shall be committed;
(e) To pay principal and interest on prior mortgages (if any).

3. **Additional Covenants and Agreements of Borrower.** Borrower makes the following additional covenants and agreements with Lender:

(a) Borrower shall keep all buildings, improvements, and fixtures now or later located on all or any part of the Property (collectively, the "Improvements") insured against loss by fire, lightning, and such other perils as are included in a standard all-risk endorsement, and against loss or damage by all other risks and hazards covered by a standard extended coverage insurance policy, including, without limitation, vandalism, malicious mischief, burglary, theft, and if applicable, steam boiler explosion. Such insurance shall be in an amount no less than the full replacement cost of the Improvements, without deduction for physical depreciation. If any of the Improvements are located in a federally designated flood prone area, and if flood insurance is available for that area, Borrower shall procure and maintain flood insurance in amounts reasonably satisfactory to Lender. Borrower shall procure and maintain liability insurance against claims for bodily injury, death, and property damage occurring on or about the Property in amounts reasonably satisfactory to Lender and naming Lender as an additional insured, all for the protection of the Lender.

(b) Each insurance policy required pursuant to Paragraph 3(a) must contain provisions in favor of Lender affording all right and privileges customarily provided under the so-called standard mortgagee clause. Each policy must be issued by an insurance company or companies licensed to do business in Minnesota and acceptable to Lender. Each policy must provide for not less than ten (10) days written notice to Lender before cancellation, non-renewal, termination, or change in coverage. Borrower will deliver to Lender a duplicate original or certificate of such insurance policies and of all renewals and modifications of such policies.

(c) If the Property is damaged by fire or other casualty, Borrower must promptly give notice of such damage to Lender and the insurance company. In such event, the insurance proceeds paid on account of such damage will be applied to payment of the amounts owed by Borrower pursuant to the Debentures, even if such amounts are not otherwise then due, unless Borrower is permitted to make an election as described in the next paragraph. Such amounts first will be applied to unpaid accrued interest and next to the principal to be paid as provided in the Debentures in the inverse order of their maturity. Such payment(s) will not postpone the due date of the installments to be paid pursuant to the Debentures or change the amount of such installments. The balance of insurance proceeds, if any, will be the property of Borrower.

(d) Notwithstanding the provisions of Paragraph 3(c), and unless otherwise agreed by Borrower and Lender in writing, if (i) Borrower is not in default under this Mortgage (or after Borrower has cured any such default); (ii) the mortgagees under any prior mortgages do not require otherwise; and (iii) such damage does not exceed ten percent (10%) of the then assessed market value of the Improvements, then Borrower may elect to have that portion of such insurance proceeds necessary to repair, replace, or restore the damaged Property (the "Repairs") deposited in escrow with a bank or title insurance company qualified to do business in Minnesota, or such other party as may be mutually agreeable to Lender and Borrower. The election may only be made by written notice to Lender within sixty (60) days after the damage occurs; and the election will only be permitted if the plans, specifications, and contracts for the Repairs are approved by Lender, which approval shall not be unreasonably withheld, conditioned or delayed. If such a permitted election is made by Borrower, Lender and Borrower

Page 3 of 4 Minnesota Uniform Conveyancing Blanks Form 20.1.2

shall jointly deposit the insurance proceeds into escrow when paid. If such insurance proceeds are insufficient for the Repairs, Borrower shall, before the commencement of the Repairs, deposit into escrow sufficient additional money to insure the full payment for the Repairs. Even if the insurance proceeds are unavailable or are insufficient to pay the cost of the Repairs, Borrower shall at all times be responsible to pay the full costs of the Repairs. All escrowed funds shall be disbursed in accordance with sound, generally accepted, construction disbursement procedures. The costs incurred or to be incurred on account of such escrow shall be deposited by Borrower into such escrow before the commencement of the Repairs. Borrower shall complete the Repairs as soon as reasonably possible and in a good and workmanlike manner, and in any event the Repairs shall be completed by Borrower within one (1) year after the damage occurs. If, following the completion of and payment for the Repairs, there remains any undisbursed escrow funds, such funds shall be applied to payment of the amounts owed by Borrower under the Debentures in accordance with Paragraph 3(c).

(e) If all or any part of the Property is taken in condemnation proceedings instituted under power of eminent domain or is conveyed in lieu thereof under threat of condemnation, the money paid pursuant to such condemnation or conveyance in lieu thereof must be applied to payment of the amounts due by Borrower to Lender under the Debentures as set forth in Paragraph 3(c), even if such amounts are not then due to be paid.

(f) Borrower will diligently complete all improvements, if any, that may now or hereafter be under construction on the Property.

(g) Borrower will pay all dues, fees, or assessments, if any, which are due and payable by Borrower to any homeowners or similar association as a result of the Property's inclusion therein.

(h) Borrower will pay any other expenses and attorney's fees incurred by Lender pursuant to the Debentures or as reasonably required for the protection of the lien of this Mortgage.

4. **Payment by Lender.** If Borrower fails to pay any amounts to be paid hereunder to Lender or any third parties, or to insure the Improvements, and deliver the policies as required herein, Lender may make such payments or secure such insurance. The sums so paid shall be additional Indebtedness, bear interest from the date of such payment at the same rate set forth in the Debentures, be an additional lien upon the Property, and be immediately due and payable upon written demand. This Mortgage secures the repayment of such advances.

5. **Default.** In case of default (i) in the payment of sums to be paid under the Debentures or this Mortgage, when the same becomes due, (ii) in any of the covenants set forth in this Mortgage, (iii) under the terms of the Debentures, or (iv) under any addendum attached to this Mortgage, Lender may declare the unpaid balance of the Debentures and the interest accrued thereon, together with all sums advanced hereunder, immediately due and payable without notice, and Borrower hereby authorizes and empowers Lender to foreclose this Mortgage by judicial proceedings or to sell the Property at public auction and convey the same in fee simple in accordance with Minn. Stat. Ch. 580, and out of the monies arising from such sale, to retain all sums secured hereby, with interest and all legal costs and charges of such foreclosure and the maximum attorneys' fees permitted by law, which costs, charges, and fees Borrower agrees to pay.

6. **Governing Law; Severability.** This Mortgage shall be governed by the laws of Minnesota. In the event that any provision or clause of this Mortgage or the Debentures conflicts with applicable law, such conflict shall not affect other provisions of this Mortgage or the Debentures which can be given effect without the conflicting provision.

7. **Additional Terms.** *Check this box ☒ if Form 20.2.1 or any other addendum (either one or more) containing additional terms and conditions is attached to this Mortgage. If the foregoing box is not checked, then this Mortgage shall not contain any such additional terms and conditions.* The number of additional attached addenda pages is six (6). Terms of this mortgage will run with the Property and bind the parties and their successors in interest.

Note: Remainder of page left blank, signature page follows.

Page 4 of 4 Minnesota Uniform Conveyancing Blanks Form 20.1.2

Borrower

Poly Met Mining, Inc.
(name of Borrower)

By: ____________________
(signature) Douglas Newby

Its: Chief Financial Officer
(type of authority)

STATE OF NEW YORK, COUNTY OF ____________________

This instrument was acknowledged before me on October ________, 2008, by Douglas Newby, as Chief Financial Officer of Poly Met Mining, Inc., a Minnesota corporation, on behalf of the corporation.

(Seal, if any)

____
(signature of notarial officer)

Title (and Rank) ____________________

My commission expires: ____________________
(month/day/year)

THIS INSTRUMENT WAS DRAFTED BY:
(insert name and address)
ANDRESEN & BUTTERWORTH, P.A.
306 W. Superior Street
1000 Alworth Building
Duluth, MN 55802
(218) 722-1411

Note: Failure to record or file this mortgage may give other parties priority over this mortgage.

EXHIBIT 'A'

File No.: **NCS-371813-1-MPLS (lki)**

Property: **Former LTV Taconite Plant, Hoyt Lakes, MN**

The Northwest Quarter of the Northwest Quarter, the Southwest Quarter of the Northwest Quarter, the Northwest Quarter of the Southwest Quarter, and the Southwest Quarter of the Southwest Quarter; all in Section 2, Township 59 North, Range 14 West, except all minerals and mineral rights as shown on the Certificates of Title for this land. (Torrens property. Parts of Certificate of Title Nos. 311938 and 312572.)

All of Section 3, Township 59 North, Range 14 West, except all minerals and mineral rights as shown on the Certificates of Title for this land. (Torrens property. Parts of Certificate of Title Nos. 315402, 311834, and 312572.)

All of Section 4, Township 59 North, Range 14 West, except all minerals and mineral rights as shown on the Certificates of Title for this land. (Torrens property. Parts of Certificate of Title Nos. 311938, 311834 and 312572.)

All of Section 5, Township 59 North, Range 14 West, except all minerals and mineral rights as shown on the Certificates of Title for this land. (Torrens property. Parts of Certificate of Title Nos. 311834 and 312572.)

The East Half of the Northeast Quarter, and the East Half of the Southeast Quarter; all in Section 6, Township 59 North, Range 14 West, except all minerals and mineral rights as shown on the Certificates of Title for this land. (Torrens property. Parts of Certificate of Title Nos. 311834 and 312572.)

The East Half of the Northeast Quarter, and the Northeast Quarter of the Southeast Quarter; all in Section 7, Township 59 North, Range 14 West, except all minerals and mineral rights as shown on the Certificates of Title for this land. (Torrens property. Parts of Certificate of Title Nos. 311834 and 312572.)

The Northeast Quarter, the Northwest Quarter except railroad right of way, the Southwest Quarter except railroad right of way, and the Southeast Quarter except railroad right of way; all in Section 8, Township 59 North, Range 14 West, except all minerals and mineral rights as shown on the Certificates of Title for this land. (Torrens property. Parts of Certificate of Title Nos. 311834 and 312572.)

All of Section 9, Township 59 North, Range 14 West, except all minerals and mineral rights as shown on the Certificates of Title for this land. Torrens property. Parts of Certificate of Title Nos. 311834 and 312572.)

All of Section 10, Township 59 North, Range 14 West, except all minerals and mineral rights as shown on the Certificates of Title for this land. (Torrens property. Parts of Certificate of Title Nos. 305424, 315402, 305334, 305297, 311938, 311834, and 312572.)

The Northwest Quarter of the Northwest Quarter of Section 11, Township 59 North, Range 14 West, except all minerals and mineral rights as shown on the Certificate of Title for this land. (Torrens property. Part of Certificate of Title No. 312572.)

NCS-371813-1-MPLS

1 of 3

First American Title Insurance Company National Commercial Services

File No.: **NCS-371813-1-MPLS (lki)**

Date: **October 27, 2008**

That part of the Northwest Quarter of Section 15, Township 59 North, Range 14 West of the Fourth Principal Meridian, lying northerly of a line lying 200 feet north of the following described line, measured perpendicular thereto and perpendicular to the tangent to curves therein: Commencing at the northwest corner of said Section 15; thence South 05 degrees 49 minutes 40 seconds East, based on the St. Louis County Central Zone Coordinate System, for a distance of 400.76 feet to the point of beginning; thence North 86 degrees 44 minutes 30 seconds East 1235.77 feet; thence along a tangential curve concave to the south having a radius of 1699.87 feet, the chord of which bears South 65 degrees 34 minutes 06 seconds East with a chord length of 1415.84 feet; thence North 85 degrees 08 minutes 37 seconds East 167.41 feet more or less to the east line of said Northwest Quarter of Section 15 and there terminating, except all minerals and mineral rights as shown on the Certificates of Title for this land. (Torrens property. Parts of Certificate of Title Nos. 305424 and 311938.)

The North Half of the Northeast Quarter, the North Half of the Northwest Quarter, the Southwest Quarter of the Northwest Quarter, and the North Half of the Southeast Quarter of the Northwest Quarter; all in Section 16, Township 59 North, Range 14 West, except all minerals and mineral rights as shown on the Certificate of Title for this land. (Torrens property. Part of Certificate of Title No. 305297.)

The East Half of the Northeast Quarter of Section 17, Township 59 North, Range 14 West; and also that part of the Southwest Quarter of the Northeast Quarter of Section 17, Township 59 North, Range 14 West of the Fourth Principal Meridian, lying easterly of a line lying 40 feet west of the following described line, measured perpendicular thereto, and the extension thereof to the south boundary of said Southwest Quarter of the Northeast Quarter: Commencing at the Center Quarter corner of said Section 17; thence North 89 degrees 14 minutes 59 seconds East based on the St. Louis County Central Zone Coordinate System for a distance of 986.23 feet to the point of beginning; thence North 06 degrees 28 minutes 39 seconds East 1224.55 feet more or less to the north line of the Southwest Quarter of the Northeast Quarter of said Section 17 and there terminating; and also that part of the Northwest Quarter of the Northeast Quarter of Section 17, Township 59 North, Range 14 West of the Fourth Principal Meridian lying easterly of the following described line: Commencing at the North Quarter corner of said Section 17; thence North 88 degrees 50 minutes 33 seconds East based on the St. Louis County Central Zone Coordinate System for a distance of 486.89 feet to the point of beginning; thence South 11 degrees 19 minutes 32 seconds East 719.70 feet; thence along a tangential curve concave to the west having a radius of 1494.37 feet, the chord of which bears South 00 degrees 27 minutes 55 seconds West with a chord length of 505.49 feet, to the south line of said Northwest Quarter of the Northeast Quarter of Section 17 and there terminating, except all minerals and mineral rights as shown on the Certificates of Title for this land. (Torrens property. Parts of Certificate of Title Nos. 311834 and 312572.)

NCS-371813-1-MPLS

3 of 3

First American Title Insurance Company National Commercial Services

File No.: **NCS-371813-1-MPLS (lkf)**

Date: **October 27, 2008**

The Northwest Quarter of the Southeast Quarter of Section 18, Township 59 North, Range 14 West, and an undivided 5/288ths interest in that part of the Southeast Quarter of the Southwest Quarter and of the Northeast Quarter of the Southwest Quarter of Section 18, Township 59 North, Range 14 West of the Fourth Principal Meridian, lying northerly of the following described line: Commencing at the southeast corner of the Northeast Quarter of the Southwest Quarter of said Section 18; thence North 89 degrees 59 minutes 35 seconds West, based on the St. Louis County Central Zone Coordinate System for a distance of 333.97 feet to the point of beginning; thence South 65 degrees 24 minutes 26 seconds West 484.44 feet ; thence North 23 degrees 19 minutes 04 seconds West 1244.30 feet; thence on a tangential curve concave to the southwest having a radius of 517.57 feet, the chord of which bears North 35 degrees 16 minutes 19 seconds West with a chord length of 204.99 feet, to the west line of the Northeast Quarter of the Southwest Quarter of said Section 18 and there terminating, except all minerals and mineral rights as shown on the Certificates of Title for this land. (Torrens property. Parts of Certificate of Title Nos. 305424, 305295, and 305292.)

The Southeast Quarter of the Northeast Quarter, and the East Half of the Southeast Quarter; all in Section 31, Township 60 North, Range 14 West, except minerals and mineral rights as shown on the Certificates of Title for this land. (Torrens property. Parts of Certificate of Title Nos. 305296 and 311757.)

All of Section 32, Township 60 North, Range 14 West, except all minerals and mineral rights as shown on the Certificates of Title for this land. (Torrens property. Parts of Certificate of Title Nos. 305296 and 305295.)

All of Section 33, Township 60 North, Range 14 West, except all minerals and mineral rights as shown on the Certificates of Title for this land. (Torrens property. Parts of Certificate of Title Nos. 305296 and 305295.)

All of Section 34, Township 60 North, Range 14 West, except all minerals and mineral rights as shown on the Certificates of Title for this land. (Torrens property. Parts of Certificate of Title Nos. 315402 and 305296.)

The West Half of the Northwest Quarter, and the West Half of the Southwest Quarter; all in Section 35, Township 60 North, Range 14 West, except all minerals and mineral rights as shown on the Certificates of Title for this land. (Torrens property. Parts of Certificate of Title Nos. 315402 and 305296.)

A.P.N.

NCS-371813-1-MPLS

3 of 3

EXHIBIT B
Encumbrances

Encumbrances relative to that certain Contract for Deed dated November 15, 2005, by and between Cliffs Erie L.L.C., a Delaware Limited Liability Company, Seller, and Poly Met Mining, Inc., a Minnesota Corporation, Purchaser, and filed in the office of the Registrar of Titles, St. Louis County, Minnesota, on December 14, 2005 as Document No. 810204.

1. The Indenture and Lease made as of October 1, 1942, filed as Document No. 647175 in Book 746 of Deeds, at page 210 thereof, in the office of the County Recorder in and for St. Louis County, Minnesota, on November 30, 1943, and all amendments thereto (identified by the parties as the "Stone Lease" or "Lease I-D-73"), and the Assignment of Lease related thereto dated April 12, 1978, filed as Document No. 420866 in the office of the Registrar of Titles on April 26, 1979.

2. The Order authorizing execution of a Lease, which Order is dated June 13, 1957, filed as Document No. 257631 in the office of said Registrar of Titles on June 14, 1957.

3. The Petition by Minnesota Power & Light Company dated November 25, 1977, filed as Document No. 407115 in the office of said Registrar of Titles on November 25, 1977, and the Document No. 406016 therein referenced.

4. The Permit in favor of Erie Mining Co. dated July 20, 1981, filed as Document No. 440472 in the office of said Registrar of Titles on September 16, 1981.

5. The Timber Deed in favor of Minnesota Power, legally incorporated as Allete, Inc., dated November 27, 2002, filed as Document No. 738117 in the office of said Registrar of Titles on December 23, 2002.

6. The Timber Deed in favor of S.D. Warren Services, Co., d/b/a Sappi Fine Papers North America, dated December 20, 2002, filed as Document No. 739059 in the office of said Registrar of Titles on January 9, 2003.

7. The Amendment to Timber Deed in favor of Minnesota Power, legally incorporated as Allete, Inc., dated July 12, 2005, filed as Document No. 804633 in the office of said Registrar of Titles on September 16, 2005.

8. The Roadway Access License Agreement dated November 15, 2005, executed by the Purchaser in favor of the Seller, and the rights therein contained.

9. The Gas Pipeline License Agreement dated November 15, 2005, executed by the Purchaser in favor of the Seller, and the rights therein contained.

Exhibit B
Page 1 of 2

10. The Water Facilities License Agreement dated November 15, 2005, executed by the Purchaser in favor of the Seller, and the rights therein contained.

11. The Railroad License Agreement dated November 15, 2005, executed by the Purchaser in favor of the Seller, and the rights therein contained.

12. The Demolition License Agreement dated November 15, 2005, executed by the Purchaser in favor of the Seller, and the rights therein contained.

13. The Environmental Remediation and Reclamation Easement herein reserved to the Seller, and its successors and assigns, as set forth in that certain Contract for Deed dated November 15, 2005, by and between Cliffs Erie L.L.C., a Delaware Limited Liability Company, Seller, and Poly Met Mining, Inc., a Minnesota Corporation, Purchaser, and filed in the office of the Registrar of Titles, St. Louis County, Minnesota, on December 14, 2005 as Document No. 810204.

14. Those exceptions shown on the Lender's Policy of Title Insurance issued in connection with this Mortgage as Commitment No. NCS-371813-1-MPLS.

Exhibit B
Page 2 of 2

ADDENDUM TO MORTGAGE

This Addendum to Mortgage (the "Addendum") is incorporated into and is hereby made a part of that certain Mortgage dated October 30, 2008 (the "Mortgage") made by Poly Met Mining, Inc., as mortgagor ("Borrower"), in favor of Glencore AG, as mortgagee ("Lender").

1. After-Acquired Interest. This Mortgage includes after-acquired interest. If Borrower acquires fee title to the real property at any time while any indebtedness secured hereby remains outstanding, such after-acquired title shall be subject to the lien of this Mortgage as if owned by Borrower on the date hereof. Notwithstanding the foregoing, Borrower agrees that it will, at Lender's request, execute such further or additional mortgages, amendments, replacement mortgages or other instruments as Lender deems necessary or desirable to carry out the intent of this paragraph and to place of record the lien of the Mortgage on such after-acquired title.

2. Borrower to Comply with Contract for Deed. Borrower shall fully pay and perform all duties, obligations and covenants of Borrower under that certain Contract for Deed dated November 15, 2005, and recorded in the office of the St. Louis County Registrar of Titles as Document 810204 (the "Contract for Deed"), and shall at all times keep the Contract for Deed in full force and effect.

3. Default under Contract for Deed. A default or event of default, or the occurrence of any event that, with the giving of notice or passage of time or both, would become a default or event of default under the Contract for Deed, shall constitute a default under the Mortgage, and shall entitle Lender to exercise any and all remedies of Lender thereunder and hereunder.

4. Notices under Contract for Deed. Borrower will promptly deliver to Lender copies of all notices received or delivered pursuant to the Contract for Deed.

5. Lender Right to Cure Defaults. Upon the occurrence of any default by Borrower under the Contract for Deed, Lender may, but shall not be obligated to, without further notice, and without waiving or releasing Borrower from any obligation in this Mortgage or the Contract for Deed, remedy such default, and Borrower agrees to repay upon demand all sums incurred by Lender in remedying any such failure together with interest at the rate then in effect under the Floating Rate Secured Debentures, due September 30, 2011, of the Borrower. All such sums, together with interest as aforesaid, shall become additional indebtedness secured hereby, but no such advance shall be deemed to relieve Borrower from any failure hereunder.

6. No Defaults Existing. Borrower represents and warrants that (a) there are currently no existing defaults or events of default under the Contract for Deed, nor has any event occurred that, with the giving of notice or passage of time or both, would constitute a default; and (b) the Contract for Deed is in full force and effect.

7. Additional Terms. The following terms and conditions supersede any provisions of the Mortgage which conflict with such terms and conditions. Unless defined in the following, all capitalized terms have the same meaning as in the Mortgage. Only those provisions checked in the "Yes" column, below, shall be included in the Mortgage but, thereafter, such provisions shall be fully incorporated therein.

Addendum to Mortgage
Page 1 of 6

Yes No

☑ ☐ A. **Transfer Restrictions.** Borrower may not sell, assign, or otherwise transfer all or any part of Borrower's interest in the Property, and, if Borrower is an entity, a controlling interest in Borrower may not be transferred without the written consent of Lender, which consent:

☑ may be granted or withheld in the sole discretion of Lender.

(check only one box)

☐ may not be unreasonably withheld, conditioned, or delayed.

☐ ☑ B. **Escrows.** In addition to the payments of principal and interest due under the Debentures, Borrower shall deposit monthly with Lender an amount equal to one-twelfth (1/12) of the annual real estate taxes, installments of special assessments, and insurance premiums with respect to the Property (the "Escrow"). The amount of the Escrow, when unknown, shall be estimated by Lender. The Escrow may be commingled but, except in event of default under this Mortgage or Debentures, shall be used by Lender only to pay real estate taxes, installments of special assessments, and insurance premiums with respect to the Property when due. If Lender fails to make such payments, Borrower may, at Borrower's option, pay any such delinquent amounts and deduct such amounts so paid from payments next coming due under the Debentures. If the balance deposited with Lender is insufficient to pay such real estate taxes, special assessments, and insurance premiums when due, Borrower shall promptly pay the deficiency to Lender upon written demand. In addition to the foregoing, in event of default under this Mortgage or Debentures, Lender may elect to apply the Escrow to the Indebtedness.

☐ ☑ C. **Revolving Line of Credit.** This Mortgage secures a revolving line of credit under which advances, payments, and readvances may be made from time to time. The maximum principal amount, excluding protective advances that may be secured by this Mortgage at any one time is ______________________________.

☑ ☐ D. **Hazardous Substances.** Borrower hereby indemnifies, defends, and holds Lender harmless from any and all claims, demands, actions, causes of action, liabilities or rights which may be asserted against Lender with respect to such substances, wastes, or products. This obligation shall survive the satisfaction or foreclosure of this Mortgage.

Addendum to Mortgage
Page 2 of 6

☐ ☑ E. **Borrower's Absolute Right to Rebuild.** *(Note: If you have checked the "Yes" box for this Paragraph E, do not check the "Yes" box for Paragraph F below. If both such boxes are checked, Paragraph 3(d) of the Mortgage shall be deemed unaltered.)* Paragraph 3(d) of this Mortgage is hereby deleted and is replaced by the following: If (i) Borrower is not in default under this Mortgage (or after Borrower has cured any such default) and (ii) the mortgagees under any prior mortgages do not require otherwise, then Borrower may elect to have that portion of such insurance proceeds necessary to repair, replace, or restore the damaged Property (the "Repairs") deposited in escrow with a bank or title insurance company qualified to do business in Minnesota, or such other party as may be mutually agreeable to Lender and Borrower. The election may only be made by written notice to Lender within sixty (60) days after the damage occurs; and the election will only be permitted if the plans, specifications, and contracts for the Repairs are approved by Lender, which approval shall not be unreasonably withheld, conditioned, or delayed. If such a permitted election is made by Borrower, Lender and Borrower shall jointly deposit the insurance proceeds into escrow when paid. If such insurance proceeds are insufficient for the Repairs, Borrower shall, before the commencement of the Repairs, deposit into such escrow sufficient additional money to insure the full payment for the Repairs. Even if the insurance proceeds are unavailable or are insufficient to pay the cost of the Repairs, Borrower shall at all times be responsible to pay the full cost of the Repairs. All escrowed funds shall be disbursed in accordance with sound, generally accepted, construction disbursement procedures. The costs incurred or to be incurred on account of such escrow shall be deposited by Borrower into such escrow before the commencement of the Repairs. Borrower shall complete the Repairs as soon as reasonably possible and in a good and workmanlike manner, and in any event the Repairs shall be completed by Borrower within one (1) year after the damage occurs. If, following the completion of and payment for the Repairs, there remains any undisbursed escrow funds, such funds shall be applied to payment of the amounts owed by Borrower under the Debentures in accordance with Paragraph 3(c) of this Mortgage.

☐ ☑ F. **No Right To Rebuild.** (Note: If you have checked the "Yes" box for this Paragraph F, do not check the "Yes" box for Paragraph E above. If both such boxes are checked, Paragraph 3(d) of the Mortgage shall be deemed unaltered.) Paragraph 3(d) of this Mortgage is hereby deleted.

☐ ☑ G. **Security Interest.** This Mortgage shall constitute a security agreement with respect to all personal property owned by Borrower and located on or used in connection with the Property, and Borrower hereby grants Lender a security interest therein (the "Security Interest"). Borrower hereby consents to the filing of any and all financing statements which Lender may reasonably consider necessary or appropriate to perfect the Security Interest.

☑ ☐ H. **Fixture Filing.** This Mortgage shall constitute a "fixture filing" against all of the Property that is or is to become fixtures, and the following information is provided so that this Mortgage shall comply with the requirements of the UCC for a mortgage instrument to be filed as a financing statement.

Addendum to Mortgage
Page 3 of 6

(i) Name and Address of Borrower, as debtor:
Poly Met Mining, Inc.
County Road 666
P.O. Box 475
Hoyt Lakes, MN 55750

(ii) Name and Address of Lender, as secured party:
Glencore AG
Baarermattstrasse 3
CH-6341 Baar, Switzerland

(iii) The name of the record owner of the Security is the debtor described above.
(iv) Debtor is organized as a corporation.
(v) Debtor's jurisdiction of organization is Minnesota.
(vi) Debtor's organizational identification number is 6F-388.

☑ ☐ I. **Assignment Of Rents**. Borrower hereby absolutely and unconditionally assigns and transfers to Lender all of the rents, issues, profits, proceeds, and revenues of the Property, including those now due, past due, or to become due by virtue of any lease or other agreement for the occupancy or use of all or any part of the Property (collectively, the "Rents"), regardless of to whom the Rents are otherwise payable. Borrower and Lender intend this assignment of Rents to constitute an absolute assignment and not an assignment for additional security only. Borrower hereby authorizes Lender to collect the Rents and hereby directs each tenant of the Property to pay such Rents to Lender or Lender's agents. However, prior to written notice from Lender to Borrower of a default under this Mortgage or Debentures, Borrower shall enjoy a license to collect and receive all Rents and shall apply the Rents to the sums secured by this Mortgage as required under the terms of the Debentures and may apply the balance of the Rents to Borrower's own account. Upon delivery of written notice by Lender to Borrower of a breach by Borrower of any covenant or agreement in this Mortgage (and without the necessity of Lender entering upon and taking and maintaining full control of the Property in person, by agent, or by a court-appointed receiver), such license shall be revoked and Lender will immediately be entitled to possession of all Rents as the same become due and payable, including but not limited to Rents then due and unpaid.

Borrower agrees that upon receipt of notice of Borrower's breach, each tenant of the Property is authorized to pay Rents as directed by Lender without any liability on the part of any tenant to inquire further as to the existence of a default by Borrower. If Lender desires to direct tenants' payments of Rents, Lender may deliver payment instructions to tenants either personally, by mail, or by delivering payment instructions to each rental premises at the Property.

Addendum to Mortgage
Page 4 of 6

In addition to any rights granted under the terms of this Mortgage, upon Borrower's default under this Mortgage, Lender will be entitled as a matter of right to the appointment of a receiver without notice and without giving bond, and without regard to the solvency or insolvency of Borrower, waste, or adequacy of the security. Such receiver will have all the rights, powers, and remedies provided by law (including without limitation the rights of receiver pursuant to Minn. Stat. 576.01, subd. 2, as amended). From the date of appointment through any applicable period of redemption, the receiver will: (i) collect the Rents; (ii) manage the Property so as to prevent waste; (iii) execute leases within or beyond the receivership; (iv) perform the terms of this Mortgage; and (v) apply the Rents to the payment of the expenses enumerated in Minn. Stat. 576.01, subd. 2, in the priority required therein, and to all expenses for maintenance of the Property, and to the costs and expenses of the receivership, including attorneys' fees, and to the repayment of the Indebtedness. Borrower hereby irrevocably consents to such appointment.

Lender or receiver shall have access to the books and records used in the operation and maintenance of the Property and shall be required to account only for those Rents actually received by Lender or the receiver. Lender shall not be liable to Borrower, anyone claiming under or through Borrower, or anyone having an interest in the Property by reason of anything done or left undone by Lender or receiver under this Addendum.

Borrower hereby covenants that: (a) there is currently no other assignment of the Rents; (b) Borrower will not execute any instrument which would prevent Lender from exercising its rights pursuant to the assignment of rents in this Paragraph I; (c) at the time of execution of this Mortgage there has been no prepayment of any of the Rents of the Property for more than one month prior to the due dates of such rents; and (d) Borrower will not hereafter collect or accept payment of any Rents of the Property more than one month prior to the due dates of such Rents.

[signature page follows]

Addendum to Mortgage
Page 5 of 6

Borrower:
POLY MET MINING, INC.

by ______________________________
Douglas Newby

Its: ______________________________
Chief Financial Officer

State of New York, County of ____________________

This instrument was acknowledged before me on October _____, 2008, by Douglas Newby, as Chief Financial Officer of Poly Met Mining, Inc., a Minnesota corporation, on behalf of the corporation.
[Seal, if any]

____
(Signature of notarial officer)

____
Title (and rank)

____
(Commission expiration date)

Addendum to Mortgage
Page 6 of 6

EXHIBIT H

AMENDMENT TO MORTGAGE

This Amendment to Mortgage is filed to modify that certain Mortgage in the principal amount of $50,000,000.00, dated October 30, 2008, and filed on ____________, in the office of the St. Louis County Registrar of Titles as Document Number ______________.

This Amendment to Mortgage secures the same debt as the above referenced Mortgage. The amendment adds additional parcels of real property to the mortgage as security for that debt. No additional funds have been advanced by Lender and the Amendment does not secure a new or an increased amount of debt.

Mortgage registration tax was previously paid in the amount of $115,000.00, on ______________, 2008, as evidenced by Receipt Number __________. No additional mortgage registration tax is due.

Page 1 of 3

AMENDMENT TO MORTGAGE

This Amendment to Mortgage is made this _______ day of ____________, 2008, by and between POLY MET MINING, INC., a corporation under the laws of the State of Minnesota as mortgagor ("**Borrower**") and GLENCORE AG, as Mortgagee, ("**Lender**").

RECITALS

1. Lender is the holder of those certain Floating Rate Secured Debentures (Debentures) in the aggregate principal amount of $50,000,000.00, issued by Borrower.

2. The Debentures are secured by that certain Mortgage dated October 30, 2008, executed by Borrower and recorded on ____________, 2008 as Document No. ______ in the Office of the Registrar of Titles, St. Louis County, Minnesota, (the "Mortgage"), which Mortgage is held by Lender. The Mortgage covers certain real property located in St. Louis County, Minnesota, legally described therein.

3. Borrower has agreed to pledge to Lender as and for additional security for the Debentures, certain real property located in St. Louis County, Minnesota in which it has an interest.

Now, Therefore, in consideration of the mutual covenants and agreements herein contained, it is agreed as follows;

1. **Real Property Covered**. The legal description of the real property encumbered by the lien of the Mortgage is hereby amended as follows and to the extent additional property is included, Borrower does hereby mortgage, grant and convey to Lender, with power of sale and subject to all terms of the Mortgage, all of Borrower's interest in and to the real property described on Exhibits A and B attached hereto, which real property is being sold to Borrower pursuant to the Contracts for Deed more specifically described on said Exhibits.

2. **Amount Secured**. The principal amount secured by the Mortgage is $50,000,000.00 Dollars, as evidenced by the Debentures.

3. **No Other Modifications**. Except as provided above, the Mortgage and Debentures and all provisions thereof shall remain unaffected and unchanged by this Agreement and all terms and conditions and provisions of the Debentures and Mortgage not modified are hereby ratified and confirmed in all respects.

In Witness Whereof, the parties have caused this Agreement to be executed as of the day and year first written above.

Note: signature page follows.

Page 2 of 3

GLENCORE AG

By________________________________

Its______________________________

POLY MET MINING, INC.

By________________________________
Douglas Newby
Its Chief Financial Officer

STATE OF NEW YORK)
)ss.
COUNTY OF)

The foregoing instrument was acknowledged before me on this _____ day of ___ ______, 2008, by ___________________, the ___________ of Glencore AG, on behalf of the corporation.

NOTARIAL STAMP OR SEAL

____
Notary Public

STATE OF NEW YORK)
)ss.
COUNTY OF)

The foregoing instrument was acknowledged before me on this ______ day of __ ________, 2008, by Douglas Newby, the Chief Financial Officer of Poly Met Mining, Inc., a Minnesota corporation, on behalf of the corporation.

NOTARIAL STAMP OR SEAL

____
Notary Public

This instrument was drafted by:

ANDRESEN & BUTTERWORTH, P.A.
306 West Superior Street, Suite 1000
Duluth, MN 55802
218/722-1411

Tax Statements for the real property described in this instrument should be sent to:

No Change

Page 3 of 3

EXHIBIT I

MORTGAGE
BY BUSINESS ENTITY

This Mortgage secures the same debt as that certain Mortgage in the principal amount of $50,000,000.00, dated ________________ and filed on ____________________, in the office of the St. Louis County Registrar of Titles as Document Number ______________. This Mortgage pledges additional parcels of real property as security for the debt secured by that Mortgage. This Mortgage does not secure a new or an increased amount of debt.

Mortgage registration tax was previously paid in the amount of $115,000.00, on ________________, 2008, as evidenced by Receipt Number ____________________. No additional mortgage registration tax is due.

(Top 3 inches reserved for recording data)

MORTGAGE
by Business Entity

Minnesota Uniform Conveyancing Blanks
Form 20.1.2 (2006)

MORTGAGE REGISTRY TAX DUE: $____________________ DATE:____________________
(month/day/year)

☐ ***CHECK IF APPLICABLE***: NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, ENFORCEMENT OF THIS MORTGAGE IN MINNESOTA IS LIMITED TO A DEBT AMOUNT OF ________________ UNDER CHAPTER 287 OF MINNESOTA STATUTES.

THIS MORTGAGE (**"Mortgage"**) is given by Poly Met Mining, Inc.,
(insert name of Borrower)
a corporation under the laws of the State of Minnesota,
as mortgagor (**"Borrower"**), to Glencore AG
____________________, as mortgagee (**"Lender"**).
In consideration of the receipt of Fifty Million Dollars
($50,000,000.00) (the **"Indebtedness"**) from Lender, Borrower hereby mortgages, with power of sale, the real property in St. Louis County, Minnesota, legally described as follows:

The Borrower's interest in and to the real property described on Exhibit A attached hereto, which real property is being leased to Borrower as Lessee pursuant to Lease dated January 4, 1989 (as subsequently amended) between USX Corporation and Fleck Resources, Ltd., whose interest has been transferred to Borrower, which Lease and amendments are more specifically set forth on Exhibit A.

Check here if all or part of the described property is Registered (Torrens) ☐

together with all hereditaments and appurtenances belonging thereto (the "Property"), subject to the following exceptions:

(a) Covenants, conditions, restrictions (without effective forfeiture provisions) and declarations of record, if any;
(b) Reservations of minerals or mineral rights by the State of Minnesota, if any;
(c) Utility and drainage easements which do not interfere with present improvements;
(d) Applicable laws, ordinances, and regulations;
(e) The lien of real estate taxes and installments of special assessments not yet due and payable; and
(f) The following liens or encumbrances, if any: *(insert encumbrances)*

That certain Lease dated January 4, 1989 by and between USX Corporation and Fleck Resources, Ltd., and all amendments thereto.

Those encumbrances set forth on Exhibit B attached hereto.

Page 2 of 5

Page 3 of 5 Minnesota Uniform Conveyancing Blanks Form 20.1.2

Borrower covenants with Lender as follows:

1. **Repayment of Indebtedness.** If Borrower (a) pays the indebtedness to Lender according to the terms of the Floating Rate Secured Debentures or other instruments that evidence the indebtedness and all renewals, extensions, and modifications thereto (the "**Debentures**"), final payment of which is due on September 30, 2011; (b) pays interest on the indebtedness as provided in the Debentures; (c) repays to Lender, at the times and with interest as specified, all sums advanced in protecting the lien of this Mortgage, if any; and (d) keeps and performs all the covenants and agreements contained herein, then Borrower's obligations under this Mortgage will be satisfied, and Lender will deliver an executed satisfaction of this Mortgage to Borrower. It is Borrower's responsibility to record any satisfaction of this Mortgage at Borrower's expense.

2. **Statutory Covenants.** Borrower makes and includes in this Mortgage the following covenants and provisions set forth in Minn. Stat. 507.15, and the relevant statutory covenant equivalents contained therein are hereby incorporated by reference:

(a) To warrant the title to the leasehold interest;
(b) To pay the indebtedness as herein provided;
(c) To pay all taxes;
(d) That the Property shall be kept in repair and no waste shall be committed;
(e) To pay all rents and other charges provided for and made payable by the Lease as they become due.

3. **Additional Covenants and Agreements of Borrower.** Borrower makes the following additional covenants and agreements with Lender:

(a) Borrower shall keep all buildings, improvements, and fixtures now or later located on all or any part of the Property (collectively, the "**Improvements**") insured against loss by fire, lightning, and such other perils as are included in a standard all-risk endorsement, and against loss or damage by all other risks and hazards covered by a standard extended coverage insurance policy, including, without limitation, vandalism, malicious mischief, burglary, theft, and if applicable, steam boiler explosion. Such insurance shall be in an amount no less than the full replacement cost of the Improvements, without deduction for physical depreciation. If any of the Improvements are located in a federally designated flood prone area, and if flood insurance is available for that area, Borrower shall procure and maintain flood insurance in amounts reasonably satisfactory to Lender. Borrower shall procure and maintain liability insurance against claims for bodily injury, death, and property damage occurring on or about the Property in amounts reasonably satisfactory to Lender and naming Lender as an additional insured, all for the protection of the Lender.

(b) Each insurance policy required pursuant to Paragraph 3(a) must contain provisions in favor of Lender affording all right and privileges customarily provided under the so-called standard mortgagee clause. Each policy must be issued by an insurance company or companies licensed to do business in Minnesota and acceptable to Lender. Each policy must provide for not less than ten (10) days written notice to Lender before cancellation, non-renewal, termination, or change in coverage. Borrower will deliver to Lender a duplicate original or certificate of such insurance policies and of all renewals and modifications of such policies.

(c) If the Property is damaged by fire or other casualty, Borrower must promptly give notice of such damage to Lender and the insurance company. In such event, the insurance proceeds paid on account of such damage will be applied to payment of the amounts owed by Borrower pursuant to the Debentures, even if such amounts are not otherwise then due, unless Borrower is permitted to make an election as described in the next paragraph. Such amounts first will be applied to unpaid accrued interest and next to the principal to be paid as provided in the Debentures in the inverse order of their maturity. Such payment(s) will not postpone the due date of the installments to be paid pursuant to the Debentures or change the amount of such installments. The balance of insurance proceeds, if any, will be the property of Borrower.

(d) Notwithstanding the provisions of Paragraph 3(c), and unless otherwise agreed by Borrower and Lender in writing, if (i) Borrower is not in default under this Mortgage (or after Borrower has cured any such default); (ii) the mortgagees under any prior mortgages do not require otherwise; and (iii) such damage does not exceed ten percent (10%) of the then assessed market value of the Improvements, then Borrower may elect to have that portion of such insurance proceeds necessary to repair, replace, or restore the damaged Property (the "**Repairs**") deposited in escrow with a bank or title insurance company qualified to do business in Minnesota, or such other party as may be mutually agreeable to Lender and Borrower. The election may only be made by written notice to Lender within sixty (60) days after the damage occurs; and the election will only be permitted if the plans, specifications, and contracts for the Repairs are approved by Lender, which approval shall not be unreasonably withheld, conditioned or delayed. If such a permitted election is made by Borrower, Lender and Borrower

Page 4 of 5 Minnesota Uniform Conveyancing Blanks Form 20.1.2

shall jointly deposit the insurance proceeds into escrow when paid. If such insurance proceeds are insufficient for the Repairs, Borrower shall, before the commencement of the Repairs, deposit into escrow sufficient additional money to insure the full payment for the Repairs. Even if the insurance proceeds are unavailable or are insufficient to pay the cost of the Repairs, Borrower shall at all times be responsible to pay the full costs of the Repairs. All escrowed funds shall be disbursed in accordance with sound, generally accepted, construction disbursement procedures. The costs incurred or to be incurred on account of such escrow shall be deposited by Borrower into such escrow before the commencement of the Repairs. Borrower shall complete the Repairs as soon as reasonably possible and in a good and workmanlike manner, and in any event the Repairs shall be completed by Borrower within one (1) year after the damage occurs. If, following the completion of and payment for the Repairs, there remains any undisbursed escrow funds, such funds shall be applied to payment of the amounts owed by Borrower under the Debentures in accordance with Paragraph 3(c).

(e) If all or any part of the Property is taken in condemnation proceedings instituted under power of eminent domain or is conveyed in lieu thereof under threat of condemnation, the money paid pursuant to such condemnation or conveyance in lieu thereof must be applied to payment of the amounts due by Borrower to Lender under the Debentures as set forth in Paragraph 3(c), even if such amounts are not then due to be paid.

(f) Borrower will diligently complete all Improvements, if any, that may now or hereafter be under construction on the Property.

(g) Borrower will pay all dues, fees, or assessments, if any, which are due and payable by Borrower to any homeowners or similar association as a result of the Property's inclusion therein.

(h) Borrower will pay any other expenses and attorney's fees incurred by Lender pursuant to the Debentures or as reasonably required for the protection of the lien of this Mortgage.

4. **Payment by Lender.** If Borrower fails to pay any amounts to be paid hereunder to Lender or any third parties, or to insure the Improvements, and deliver the policies as required herein, Lender may make such payments or secure such insurance. The sums so paid shall be additional indebtedness, bear interest from the date of such payment at the same rate set forth in the Debentures, be an additional lien upon the Property, and be immediately due and payable upon written demand. This Mortgage secures the repayment of such advances.

5. **Default.** In case of default (i) in the payment of sums to be paid under the Debentures or this Mortgage, when the same becomes due, (ii) in any of the covenants set forth in this Mortgage, (iii) under the terms of the Debentures, or (iv) under any addendum attached to this Mortgage, Lender may declare the unpaid balance of the Debentures and the interest accrued thereon, together with all sums advanced hereunder, immediately due and payable without notice, and Borrower hereby authorizes and empowers Lender to foreclose this Mortgage by judicial proceedings or to sell the Property at public auction and convey the same in fee simple in accordance with Minn. Stat. Ch. 580, and out of the monies arising from such sale, to retain all sums secured hereby, with interest and all legal costs and charges of such foreclosure and the maximum attorneys' fees permitted by law, which costs, charges, and fees Borrower agrees to pay.

6. **Governing Law; Severability.** This Mortgage shall be governed by the laws of Minnesota. In the event that any provision or clause of this Mortgage or the Debentures conflicts with applicable law, such conflict shall not affect other provisions of this Mortgage or the Debentures which can be given effect without the conflicting provision.

7. **Additional Terms.** *Check this box ☒ if Form 20.2.1 or any other addendum (either one or more) containing additional terms and conditions is attached to this Mortgage. If the foregoing box is not checked, then this Mortgage shall not contain any such additional terms and conditions.* The number of additional attached addenda pages is six (6). Terms of this mortgage will run with the Property and bind the parties and their successors in interest.

Note: Remainder of page left blank, signature page follows.

Page 5 of 5 Minnesota Uniform Conveyancing Blanks Form 20.1.2

Borrower

Poly Met Mining, Inc.
(name of Borrower)

By: ______________________
(signature) Douglas Newby

Its: Chief Financial Officer
(type of authority)

STATE OF NEW YORK, COUNTY OF ______________________

This instrument was acknowledged before me on October ________, 2008, by Douglas Newby, as Chief Financial Officer of Poly Met Mining, Inc. a Minnesota corporation, on behalf of the corporation.

(Seal, if any)

____
(signature of notarial officer)

Title (and Rank): ______________________

My commission expires: ______________________
(month/day/year)

THIS INSTRUMENT WAS DRAFTED BY:
(insert name and address)
ANDRESEN & BUTTERWORTH, P.A.
306 W. Superior Street
1000 Alworth Building
Duluth, MN 55802
(218) 722-1411

Note: Failure to record or file this mortgage may give other parties priority over this mortgage.

ADDENDUM TO MORTGAGE

This Addendum to Mortgage (the "Addendum") is incorporated into and is hereby made a part of that certain Mortgage dated October ______, 2008 (the "Mortgage") made by Poly Met Mining, Inc., as mortgagor ("Borrower"), in favor of Glencore AG, as mortgagee ("Lender").

1. After-Acquired Interest. This Mortgage includes after-acquired interest. If Borrower acquires fee title to the real property at any time while any indebtedness secured hereby remains outstanding, such after-acquired title shall be subject to the lien of this Mortgage as if owned by Borrower on the date hereof. Notwithstanding the foregoing, Borrower agrees that it will, at Lender's request, execute such further or additional mortgages, amendments, replacement mortgages or other instruments as Lender deems necessary or desirable to carry out the intent of this paragraph and to place of record the lien of the Mortgage on such after-acquired title.

2. Borrower to Comply with Lease. Borrower shall fully pay and perform all duties, obligations and covenants of Borrower under that certain lease agreement dated the 4th day of January, 1989, by and between USX CORPORATION, a Delaware corporation, as Lessor, and FLECK RESOURCES, LTD., a Canadian corporation, as Lessee, as more particularly described on Exhibit A (the "Lease"), and shall at all times keep the Lease in full force and effect.

3. Default under Lease. A default or event of default, or the occurrence of any event that, with the giving of notice or passage of time or both, would become a default or event of default under the Lease, shall constitute a default under the Mortgage, and shall entitle Lender to exercise any and all remedies of Lender thereunder and hereunder.

4. Notices under Lease. Borrower will promptly deliver to Lender copies of all notices received or delivered pursuant to the Lease.

5. Lender Right to Cure Defaults. Upon the occurrence of any default by Borrower under the Lease, Lender may, but shall not be obligated to, without further notice, and without waiving or releasing Borrower from any obligation in this Mortgage or the Lease, remedy such default, and Borrower agrees to repay upon demand all sums incurred by Lender in remedying any such failure together with interest at the rate then in effect under the Floating Rate Secured Debentures, due September 30, 2011, of the Borrower. All such sums, together with interest as aforesaid, shall become additional indebtedness secured hereby, but no such advance shall be deemed to relieve Borrower from any failure hereunder.

6. No Defaults Existing. Borrower represents and warrants that (a) there are currently no existing defaults or events of default under the Lease, nor has any event occurred that, with the giving of notice or passage of time or both, would constitute a default; and (b) the Lease is in full force and effect.

7. Additional Terms. The following terms and conditions supersede any provisions of the Mortgage which conflict with such terms and conditions. Unless defined in the following, all capitalized terms have the same meaning as in the Mortgage. Only those provisions checked in the "Yes" column, below, shall be included in the Mortgage but, thereafter, such provisions shall be fully incorporated therein.

Addendum to Mortgage
Page 1 of 6

Yes No

☑ ☐ A. **Transfer Restrictions.** Borrower may not sell, assign, or otherwise transfer all or any part of Borrower's interest in the Property, and, if Borrower is an entity, a controlling interest in Borrower may not be transferred without the written consent of Lender, which consent:

☑ may be granted or withheld in the sole discretion of Lender.

(check only one box)

☐ may not be unreasonably withheld, conditioned, or delayed.

☐ ☑ B. **Escrows.** In addition to the payments of principal and interest due under the Note, Borrower shall deposit monthly with Lender an amount equal to one-twelfth (1/12) of the annual real estate taxes, installments of special assessments, and insurance premiums with respect to the Property (the "Escrow"). The amount of the Escrow, when unknown, shall be estimated by Lender. The Escrow may be commingled but, except in event of default under this Mortgage or Note, shall be used by Lender only to pay real estate taxes, installments of special assessments, and insurance premiums with respect to the Property when due. If Lender fails to make such payments, Borrower may, at Borrower's option, pay any such delinquent amounts and deduct such amounts so paid from payments next coming due under the Note. If the balance deposited with Lender is insufficient to pay such real estate taxes, special assessments, and insurance premiums when due, Borrower shall promptly pay the deficiency to Lender upon written demand. In addition to the foregoing, in event of default under this Mortgage or Note, Lender may elect to apply the Escrow to the Indebtedness.

☐ ☑ C. **Revolving Line of Credit.** This Mortgage secures a revolving line of credit under which advances, payments, and readvances may be made from time to time. The maximum principal amount, excluding protective advances that may be secured by this Mortgage at any one time is Fifty Million Dollars ($50,000,000.00).

☑ ☐ D. **Hazardous Substances.** Borrower hereby indemnifies, defends, and holds Lender harmless from any and all claims, demands, actions, causes of action, liabilities or rights which may be asserted against Lender with respect to such substances, wastes, or products. This obligation shall survive the satisfaction or foreclosure of this Mortgage.

Addendum to Mortgage
Page 2 of 6

☐ ☑ **E. Borrower's Absolute Right to Rebuild.** *(Note: If you have checked the "Yes" box for this Paragraph E, do not check the "Yes" box for Paragraph F below. If both such boxes are checked, Paragraph 3(d) of the Mortgage shall be deemed unaltered.)* Paragraph 3(d) of this Mortgage is hereby deleted and is replaced by the following: If (i) Borrower is not in default under this Mortgage (or after Borrower has cured any such default) and (ii) the mortgagees under any prior mortgages do not require otherwise, then Borrower may elect to have that portion of such insurance proceeds necessary to repair, replace, or restore the damaged Property (the "Repairs") deposited in escrow with a bank or title insurance company qualified to do business in Minnesota, or such other party as may be mutually agreeable to Lender and Borrower. The election may only be made by written notice to Lender within sixty (60) days after the damage occurs; and the election will only be permitted if the plans, specifications, and contracts for the Repairs are approved by Lender, which approval shall not be unreasonably withheld, conditioned, or delayed. If such a permitted election is made by Borrower, Lender and Borrower shall jointly deposit the insurance proceeds into escrow when paid. If such insurance proceeds are insufficient for the Repairs, Borrower shall, before the commencement of the Repairs, deposit into such escrow sufficient additional money to insure the full payment for the Repairs. Even if the insurance proceeds are unavailable or are insufficient to pay the cost of the Repairs, Borrower shall at all times be responsible to pay the full cost of the Repairs. All escrowed funds shall be disbursed in accordance with sound, generally accepted, construction disbursement procedures. The costs incurred or to be incurred on account of such escrow shall be deposited by Borrower into such escrow before the commencement of the Repairs. Borrower shall complete the Repairs as soon as reasonably possible and in a good and workmanlike manner, and in any event the Repairs shall be completed by Borrower within one (1) year after the damage occurs. If, following the completion of and payment for the Repairs, there remains any undisbursed escrow funds, such funds shall be applied to payment of the amounts owed by Borrower under the Note in accordance with Paragraph 3(c) of this Mortgage.

☐ ☑ **F. No Right To Rebuild.** (Note: If you have checked the "Yes" box for this Paragraph F, do not check the "Yes" box for Paragraph E above. If both such boxes are checked, Paragraph 3(d) of the Mortgage shall be deemed unaltered.) Paragraph 3(d) of this Mortgage is hereby deleted.

☐ ☑ **G. Security Interest.** This Mortgage shall constitute a security agreement with respect to all personal property owned by Borrower and located on or used in connection with the Property, and Borrower hereby grants Lender a security interest therein (the "Security Interest"). Borrower hereby consents to the filing of any and all financing statements which Lender may reasonably consider necessary or appropriate to perfect the Security Interest.

☑ ☐ **H. Fixture Filing.** This Mortgage shall constitute a "fixture filing" against all of the Property that is or is to become fixtures, and the following information is provided so that this Mortgage shall comply with the requirements of the UCC for a mortgage instrument to be filed as a financing statement.

Addendum to Mortgage
Page 3 of 6

(i) Name and Address of Borrower, as debtor:
Poly Met Mining, Inc.
County Road 666
P.O. Box 475
Hoyt Lakes, MN 55750

(ii) Name and Address of Lender, as secured party:
Glencore AG
Baarermattstrasse 3
CH-6341 Baar, Switzerland

(iii) The name of the record owner of the Security is the debtor described above.
(iv) Debtor is organized as a corporation.
(v) Debtor's jurisdiction of organization is Minnesota.
(vi) Debtor's organizational identification number is 6F-388.

☑ ☐ I. **Assignment Of Rents.** Borrower hereby absolutely and unconditionally assigns and transfers to Lender all of the rents, issues, profits, proceeds, and revenues of the Property, including those now due, past due, or to become due by virtue of any lease or other agreement for the occupancy or use of all or any part of the Property (collectively, the "Rents"), regardless of to whom the Rents are otherwise payable. Borrower and Lender intend this assignment of Rents to constitute an absolute assignment and not an assignment for additional security only. Borrower hereby authorizes Lender to collect the Rents and hereby directs each tenant of the Property to pay such Rents to Lender or Lender's agents. However, prior to written notice from Lender to Borrower of a default under this Mortgage or Note, Borrower shall enjoy a license to collect and receive all Rents and shall apply the Rents to the sums secured by this Mortgage as required under the terms of the Note and may apply the balance of the Rents to Borrower's own account. Upon delivery of written notice by Lender to Borrower of a breach by Borrower of any covenant or agreement in this Mortgage (and without the necessity of Lender entering upon and taking and maintaining full control of the Property in person, by agent, or by a court-appointed receiver), such license shall be revoked and Lender will immediately be entitled to possession of all Rents as the same become due and payable, including but not limited to Rents then due and unpaid.

Borrower agrees that upon receipt of notice of Borrower's breach, each tenant of the Property is authorized to pay Rents as directed by Lender without any liability on the part of any tenant to inquire further as to the existence of a default by Borrower. If Lender desires to direct tenants' payments of Rents, Lender may deliver payment instructions to tenants either personally, by mail, or by delivering payment instructions to each rental premises at the Property.

Addendum to Mortgage
Page 4 of 6

In addition to any rights granted under the terms of this Mortgage, upon Borrower's default under this Mortgage, Lender will be entitled as a matter of right to the appointment of a receiver without notice and without giving bond, and without regard to the solvency or insolvency of Borrower, waste, or adequacy of the security. Such receiver will have all the rights, powers, and remedies provided by law (including without limitation the rights of receiver pursuant to Minn. Stat. 576.01, subd. 2, as amended). From the date of appointment through any applicable period of redemption, the receiver will: (i) collect the Rents; (ii) manage the Property so as to prevent waste; (iii) execute leases within or beyond the receivership; (iv) perform the terms of this Mortgage; and (v) apply the Rents to the payment of the expenses enumerated in Minn. Stat. 576.01, subd. 2, in the priority required therein, and to all expenses for maintenance of the Property, and to the costs and expenses of the receivership, including attorneys' fees, and to the repayment of the Indebtedness. Borrower hereby irrevocably consents to such appointment.

Lender or receiver shall have access to the books and records used in the operation and maintenance of the Property and shall be required to account only for those Rents actually received by Lender or the receiver. Lender shall not be liable to Borrower, anyone claiming under or through Borrower, or anyone having an interest in the Property by reason of anything done or left undone by Lender or receiver under this Addendum.

Borrower hereby covenants that: (a) there is currently no other assignment of the Rents; (b) Borrower will not execute any instrument which would prevent Lender from exercising its rights pursuant to the assignment of rents in this Paragraph I; (c) at the time of execution of this Mortgage there has been no prepayment of any of the Rents of the Property for more than one month prior to the due dates of such rents; and (d) Borrower will not hereafter collect or accept payment of any Rents of the Property more than one month prior to the due dates of such Rents.

[signature page follows]

Addendum to Mortgage
Page 5 of 6

Borrower:
POLY MET MINING, INC.

by ____________________________
Douglas Newby

Its: ____________________________
Chief Financial Officer

State of New York, County of ______________________

This instrument was acknowledged before me on October _____, 2008, by Douglas Newby, as Chief Financial Officer of Poly Met Mining, Inc., a Minnesota corporation, on behalf of the corporation.
[Seal, if any]

____
(Signature of notarial officer)

____
Title (and rank)

____
(Commission expiration date)

Addendum to Mortgage
Page 6 of 6

EXHIBIT J

PLEDGE AGREEMENT

This PLEDGE AGREEMENT (this “Agreement”) is made as of October 31, 2008, by PolyMet Mining Corp., a corporation incorporated under the laws of British Columbia, having its principal place of business at 1177 West Hastings Street, Suite 1003, Vancouver, British Columbia, V6E 2K3 (“Pledgor”), in favour of Glencore AG, a corporation existing under the laws of Switzerland, having its principal place of business at Baarermattstrasse 3, CH-6341, Baar, Switzerland (the “Secured Party”).

WHEREAS, Pledgor is the owner of 100% of the issued and outstanding stock of Poly Met Mining, Inc., a Minnesota company formerly named Fleck Resources U.S., Inc. (the “Company”);

WHEREAS, the Company, Pledgor and Secured Party are entering into that certain Purchase Agreement dated of even date herewith (the “Purchase Agreement”);

WHEREAS, pursuant to the terms and conditions of the Purchase Agreement, Secured Party will purchase from the Company, and the Company will sell and issue to Secured Party, certain Debentures (as defined in the Purchase Agreement);

WHEREAS, Pledgor is delivering to Secured Party a Parent Guarantee of even date herewith (the "Guarantee") pursuant to which it will guaranty the obligations of the Company under the Purchase Agreement and the Debentures; and;

WHEREAS, it is a condition precedent to Secured Party entering into the Purchase Agreement and purchasing the Debentures from the Company that Pledgor enter into this Agreement on the terms and subject to the conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the premises and the covenants hereinafter contained and to induce the Secured Party to enter into the Purchase Agreement and purchase the Debentures, Pledgor agrees as follows:

Section 1.        Pledge. As security for the due payment and performance of Pledgor’s indebtedness and other liabilities and obligations, whether now existing or hereafter arising, to the Secured Party under, arising out of or in any way connected with this Agreement, the Purchase Agreement, the Debentures, the Guarantee, the Ancillary Agreements (as defined in the Purchase Agreement) and all other agreements, instruments and documents executed by Pledgor and delivered in connection therewith or otherwise (this Agreement, the Purchase Agreement, the Debentures, the Guarantee, the Ancillary Agreements and all such other agreements, instruments and documents at any time entered into among or between Pledgor and the Secured Party, as the same may, from time to time, be amended, restated, supplemented or otherwise modified, are sometimes hereinafter referred to collectively as the “Debenture Documents”) (all hereinafter referred to collectively as the “Obligations”), Pledgor hereby pledges to the Secured Party, and grants to the Secured Party a security interest in and to, the following (the “Collateral”):

(a)       100% of the shares of stock and any other equity (the “Stock”) of Pledgor in the Company, as more fully described in Schedule A hereto, including, without limitation, all of Pledgor’s rights, privileges, authority and powers as a shareholder of the Company, and any certificates representing the Stock, and all dividends, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Stock, in each case whether any of the foregoing items is now existing or hereafter acquired or created, whether owned beneficially or of record and whether owned individually, jointly or otherwise, together with the products and proceeds thereof, all payments and other distributions with respect thereto and any and all renewals, substitutions, modifications and extensions of any and all of the foregoing;

(b)       all ownership interests, membership interests, partnership interests, shares, securities, moneys, instruments or property representing a dividend, a distribution or return of capital upon or in respect of the Stock, or otherwise received in exchange therefor, and any warrants, rights or options issued to the holders of, or otherwise in respect of, the Stock; and

(c)       all proceeds of any and all of the foregoing Collateral (including, without limitation, proceeds that constitute property of the types described above).

Section 2.        Delivery of Collateral. All certificates or instruments representing or evidencing the Collateral, if any, shall be delivered to and held by or on behalf of the Secured Party pursuant hereto and shall be in suitable form for transfer by delivery, or shall be accompanied by duly executed instruments of transfer or assignment in blank, all in form and substance satisfactory to the Secured Party. The Secured Party shall have the right, at any time after an Event of Default (as defined in Section 10 hereof), has occurred, in its discretion upon notice to Pledgor, to transfer to or to register in the name of the Secured Party or any of its nominees any or all of the Collateral, subject only to the rights specified in Section 5(a). In addition, the Secured Party shall have the right at any time an Event of Default has occurred to exchange certificates or instruments representing or evidencing Collateral for certificates or instruments of smaller or larger denominations. The Secured Party shall have the right, at any time in its discretion upon the occurrence and during the continuance of an Event of Default and without notice to Pledgor, to transfer to, and to designate on the assignment, any person to whom the Stock, or any portion thereof, is sold in accordance with the provisions hereof.

Section 3.        Representations and Warranties. Pledgor represents and warrants as follows:

(a)       Pledgor is the legal and beneficial owner of the Collateral free and clear of any lien, security interest, option or other charge or encumbrance except for the security interest created by this Agreement.

(b)       The pledge of the Collateral, together with the delivery of the applicable share certificates and stock powers pursuant to this Agreement creates a valid security interest in the Collateral, securing the payment of the Obligations.

(c)       Pledgor has full legal power and authority to enter into, execute, deliver and perform the terms of this Agreement. Pledgor has duly executed and delivered this Agreement.

(d)       This Agreement constitutes the valid and legally binding obligation of Pledgor, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and general principles of equity (whether considered in an action of law of in equity).

(e)       No consent of any other person or entity and no authorization, approval, or other action by, and no notice to or filing with, any governmental authority or regulatory body is required: (i) for the pledge by Pledgor of the Collateral pursuant to this Agreement or for the execution, delivery or performance of this Agreement by Pledgor, or (ii) for the exercise by the Secured Party of the rights provided for in this Agreement or the remedies in respect of the Collateral pursuant to this Agreement subject to regulatory requirements to which the Secured Party is subject and internal consents required by the Secured Party.

Section 4.        Further Assurances. Pledgor shall at any time and from time to time promptly execute and deliver all further instruments and documents, and take all further action, that may reasonably be necessary or desirable, or that the Secured Party may reasonably request, in order to protect any security interest granted or purported to be granted hereby or to enable the Secured Party to exercise and enforce its rights and remedies hereunder with respect to any Collateral.

Section 5.	Voting Rights; Dividends; Etc.

(a)       So long as no Event of Default shall have occurred and be continuing:

(i)        Pledgor shall be entitled to exercise any and all voting and other consensual rights pertaining to the Collateral or any part thereof for any purpose not inconsistent with the terms of this Agreement.

(ii)       Pledgor shall be entitled to receive and retain any and all dividends or other distributions or amounts paid in respect of the Collateral to the extent not prohibited by this Agreement.

(iii)      The Secured Party shall execute and deliver (or cause to be executed and delivered) to Pledgor, all such proxies and other instruments as Pledgor may reasonably request for the purpose of enabling Pledgor to exercise the voting and other rights which it is entitled to exercise pursuant to paragraph (i) above and to receive the dividends which it is authorized to receive and retain pursuant to paragraph (ii) above.

(b)       Upon the occurrence and during the continuance of an Event of Default:

(i)        All rights of Pledgor to (A) exercise the voting and other consensual rights which it would otherwise be entitled to exercise pursuant to Section 5(a)(i) shall, upon notice to Pledgor by the Secured Party, cease and (B) receive the dividends and distributions that it would otherwise be authorized to receive and retain pursuant to Section 5(a)(ii) shall automatically cease, and all such rights shall thereupon become vested in the Secured Party, which shall thereupon have the sole right, but not the obligation, to exercise such voting and other consensual rights and to receive and hold as Collateral such dividends or otherwise to retain them.

(ii)       All dividends which are received by Pledgor contrary to the provisions of paragraph (i) of this Section 5(b) shall be received in trust for the benefit of the Secured Party, shall be segregated from other funds of Pledgor and shall be forthwith paid over to the Secured Party as Collateral in the same form as so received (with any necessary endorsement).

(c)       In the event that all or any part of the instruments (if any) constituting the Collateral are lost, destroyed or wrongfully taken while such instruments are in the possession of the Secured Party, Pledgor shall cause the delivery of new instruments in place of the lost, destroyed or wrongfully taken instruments upon request therefor by the Secured Party without the necessity of any indemnity bond or other security other than the Secured Party’s agreement or indemnity therefor customary for pledge agreements similar to this Agreement.

(d)       Pledgor shall permit representatives of Secured Party, upon reasonable notice, at any time during normal business hours to inspect and make abstracts from its books and records pertaining to the Collateral, all at the sole cost of the Pledgor. Pledgor shall forward copies of any notices or communications received by Pledgor with respect to the Collateral to the Secured Party, all in such manner as Secured Party may reasonably require.

Section 6.        Transfers and Other Liens. Pledgor shall not (i) sell, assign or otherwise dispose of, or grant any option with respect to, any of the Collateral, or (ii) create or permit to exist any lien, security interest, option or other charge or encumbrance upon or with respect to any of the Collateral.

Section 7.        Secured Party Appointed Attorney-in-Fact. Pledgor hereby appoints the Secured Party as Pledgor’s attorney-in-fact, with full authority in the place and stead of Pledgor and in the name of Pledgor or otherwise, from time to time in the Secured Party’s discretion to take any action and to execute any instrument which the Secured Party may deem necessary or advisable to accomplish the purposes of this Agreement (subject to the rights of Pledgor under Section 5(a)), including, without limitation, to receive, endorse and collect all instruments made payable to Pledgor representing any dividend or other distribution in respect of the Collateral or any part thereof and to give full discharge for the same.

Section 8.        Secured Party May Perform. If Pledgor fails to perform any agreement contained herein, the Secured Party may itself perform, or cause performance of, such agreement.

Section 9.        Secured Party’s Duties. The powers conferred on the Secured Party hereunder are solely to protect its interest in the Collateral and shall not impose any duty upon it to exercise any such powers. Except for the safe custody of any Collateral in its possession and the accounting for moneys actually received by it hereunder, the Secured Party shall have no duty as to any Collateral, as to ascertaining or taking action with respect to calls, conversions, exchanges, tenders or other matters relative to any Collateral, whether or not the Secured Party has or is deemed to have knowledge of such matters, or as to the taking of any necessary steps to preserve rights against any parties or any other rights pertaining to any Collateral. The Secured Party shall be deemed to have exercised reasonable care in the custody and preservation of any Collateral in its possession if such Collateral is accorded treatment substantially equal to that which the Secured Party accords its own property.

Section 10.	Events of Default; Remedies upon Default. In the event that:

(i)        Pledgor fails or neglects to perform or observe any term, covenant, warranty or representation contained in this Agreement that is required to be performed or observed and the same is not cured to Secured Party’s reasonable satisfaction within fifteen (15) days after the giving of notice by Secured Party to Pledgor; or

(ii)       If any statement, certificate or representation made or given by Pledgor to Secured Party under this Agreement shall be untrue, false or inaccurate in any material respect; or

(iii)      The Collateral or a significant part of Pledgor’s other assets are attached, seized, levied upon or subjected to a writ or distress warrant, or come within the possession of any receiver, trustee, custodian or assignee for the benefit of creditors and the same is not cured within thirty (30) days thereafter; or

(iv)      If there occurs an “Event of Default” under the Debentures, including without limitation a default in payment of any principal amount due thereunder, a default in payment of any interest or other amount due thereunder which default continues for more than five (5) Business Days after the due date thereof or if the Grantor or the Parent is subject to any Bankruptcy Event; or;

(v)       Pledgor ceases to conduct its business or is enjoined, restrained or in any way prevented by court order from conducting all or any material part of its business affairs;

then in each such case an Event of Default hereunder shall have occurred (an “Event of Default”). During the period during which an Event of Default shall have occurred and be continuing:

(a)       Secured Party shall have all of the rights and remedies with respect to the Collateral of a secured party under the Uniform Commercial Code as in effect in the State of New York (the "Uniform Commercial Code") (whether or not said Uniform Commercial Code is in effect in the jurisdiction where the rights and remedies are asserted) and such additional rights and remedies to which a secured party is entitled under the laws in effect in any jurisdiction where any rights and remedies hereunder may be asserted, including, without limitation, the right, to the maximum extent permitted by law, to exercise all voting, consensual and other powers of ownership pertaining to the Collateral as if Secured Party were the sole and absolute owner thereof (and Pledgor agrees to take all such action as may be appropriate to give effect to such right);

(b)       Secured Party in its discretion may, in its name or in the name of Pledgor or otherwise, demand, sue for, collect or receive any money or property at any time payable or receivable on account of or in exchange for any of the Collateral, but shall be under no obligation to do so;

(c)       Secured Party may, upon 10 days’ prior written notice to Pledgor of the time and place, with respect to the Collateral or any part thereof which shall then be or shall thereafter come into the possession, custody or control of Secured Party or any of its agents, sell, assign or otherwise dispose of all or any part of such Collateral, at such place or places as Secured Party deems best, and for cash or on credit or for future delivery (without thereby assuming any credit risk), at public or private sale, without demand of performance or notice of intention to effect any such disposition or of time or place thereof (except such notice as is required above or by applicable statute and cannot be waived) and Secured Party or anyone else may be the purchaser, assignee or recipient of any or all of the Collateral so disposed of at any public sale (or, to the extent permitted by law, at any private sale), and thereafter hold the same absolutely, free from any claim or right of whatsoever kind, including any right or equity of redemption (statutory or otherwise), of Pledgor, any such demand, notice or right and equity being hereby expressly waived and released. Unless prohibited by applicable law, Secured Party may, without notice or publication, adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for the sale, and such sale may be made at any time or place to which the same may be so adjourned;

(d)       Secured Party may exercise all stockholder rights, powers and privileges to the same extent as Pledgor is entitled to exercise such rights, powers and privileges;

(e)       Upon notice to Pledgor, Secured Party may cause the Stock or any portion thereof to be sold in accordance with Subsection (c) above and, in connection therewith, cause each purchaser of all or any part of any Stock, and, if appropriate, cause one or more amended or articles of incorporation to be filed with respect to Company;

(f)        Secured Party may exercise any and all rights and remedies of Pledgor under or in connection with or otherwise in respect of the Collateral;

(g)       All payments received by Pledgor under or in connection with or otherwise in respect of the Collateral shall be received in trust for the benefit of Secured Party, shall be segregated from other funds of Pledgor and shall be forthwith paid over to Secured Party in the same form as so received (with any necessary endorsement). The proceeds of each collection, sale or other disposition under Section 11 shall be applied by Secured Party to the Obligations pursuant to Section 12 hereof;

(h)       Pledgor recognizes that, by reason of certain prohibitions contained in the Securities Act of 1933, as amended, and applicable state securities laws,

Secured Party may be compelled, with respect to any sale of all or any part of the Collateral, to limit purchasers to those who will agree, among other things, to acquire the Collateral for their own account, for investment and not with a view to the distribution or resale thereof. Pledgor acknowledges that any such private sales may be at prices and on terms less favorable to Secured Party than those obtainable through a public sale without such restrictions, and that Secured Party shall have no obligation to engage in public sales and no obligation to delay the sale of any Collateral for the period of time necessary to permit the issuer thereof to register it for public sale;

(i)        The Secured Party may accelerate amounts due under the Debentures; and

(j)        Any cash held by the Secured Party as Collateral and all cash proceeds received by the Secured Party in respect of any sale of, collection from, or other realization upon all or any part of the Collateral may, in the discretion of the Secured Party, be held by the Secured Party as collateral for, or then or at any time thereafter be applied (after payment of any amounts payable to the Secured Party pursuant to Section 13) in whole or in part by the Secured Party against, all or any part of the obligations in such order as the Secured Party shall elect. Any surplus of such cash or cash proceeds held by the Secured Party and remaining after payment in full of all the Obligations shall be paid over to Pledgor or to whomsoever may be lawfully entitled to receive such surplus.

Section 11.      Private Sale. Secured Party shall not incur any liability as a result of the sale of the Collateral, or any part thereof, at any private sale pursuant to this Section 11 hereof conducted in a commercially reasonable manner. Pledgor hereby waives any claims against Secured Party arising by reason of the fact that the price at which the Collateral may have been sold at such a private sale was less than the price which might have been obtained at a public sale or was less than the aggregate amount of the Obligations, even if Secured Party accepts the first offer received and does not offer the Collateral to more than one offeree.

Section 12.      Application of Proceeds. Except as otherwise herein expressly provided, the proceeds of any collection, sale or other realization of all or any part of the Collateral pursuant hereto, and any other cash at the time held by Secured Party under this Section 12, shall be applied by Secured Party:

(i)

First, to the payment of the costs and expenses of such collection, sale or other realization, including reasonable out-of-pocket costs and expenses of Secured Party and the fees and expenses of their respective agents and counsel, and all expenses, and advances made or incurred by Secured Party in connection therewith;

(ii)	Next, to the payment in full of the Obligations; and
(iii)	Finally, to the payment to Pledgor, or its successors or assigns, or as a court of competent jurisdiction may direct, of any surplus then remaining.

As used in this Section 12, "proceeds" of Collateral shall mean cash, securities and other property realized in respect of, and distributions in kind of, Collateral, including any thereof received under any reorganization, liquidation or adjustment of debt of Pledgor or any issuer of or obligor on any of the Collateral.

Section 13.      Expenses. Pledgor shall pay its own costs and expenses in connection herewith, including filing and recording fees in respect of the security granted hereby, and the costs of enforcement of this Agreement as set out in Section 12(i).

Section 14.      Security Interest Absolute. The obligations of Pledgor under this Agreement are independent of the Obligations and a separate action or actions may be brought and prosecuted against Pledgor to enforce this Agreement. All remedies of the Secured Party are cumulative and may be exercised concurrently or separately. All rights of the Secured Party and security interests hereunder, and all obligations of Pledgor hereunder, shall be absolute and unconditional.

Section 15.      Amendments, Etc. No amendment or waiver of any provision of this Agreement, and no consent to any departure by Pledgor herefrom, shall in any event be effective unless the same shall be in writing and signed by the Secured Party, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

Section 16.      Continuing Security Interest. This Agreement shall create a continuing security interest in the Collateral and shall (i) remain in full force and effect until the payment in full of the Obligations, (ii) be binding upon Pledgor, the Secured Party and each of their estate, heirs, beneficiaries, successors and assigns. Without limiting the generality of the foregoing clause (ii), the Secured Party may assign or otherwise transfer all or any portion of her rights and obligations under this Agreement to any other person or entity only in accordance with the term of the Debenture Documents, and such other person or entity shall thereupon become vested with all the benefits in respect thereof granted to the Secured Party herein or otherwise. Upon the payment in full of the Obligations, the security interest granted hereby shall terminate and all rights to the Collateral shall revert to Pledgor. Upon any such termination, the Secured Party will return to Pledgor such of the Collateral as shall not have been sold or otherwise applied pursuant to the terms hereof and execute and deliver to Pledgor such documents as Pledgor shall reasonably request to evidence such termination.

Section 17.      Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given only upon delivery to each party to be notified by (i) personal delivery, (ii) facsimile, with electronic confirmation of transmittal, (iii) certified mail, return receipt requested, or (iv) an internationally recognized overnight air courier, addressed to the party to be notified at the address as follows, or at such other address as such party may designate by ten days’ advance written notice to the other party:

If to Pledgor:

PolyMet Mining Corp.
1177 West Hastings Street, Suite 1003
Vancouver, British Columbia
Canada AI V6E 2K3
Attn: Chief Financial Officer
Fax: (604) 669-4705

With a copy to (which shall not constitute notice):

Farris, Vaughan Wills & Murphy LLP
700 West Georgia Street, Suite 2200
Vancouver, British Columbia
V7Y 1B3
Attn: Mitchell Gropper
Fax: (604) 661-9349

If to Secured Party:

Baarermattstrasse 3
CH-6341, Baar
Switzerland
Attn: Stephen Rowland / Rajiv Singhal
Fax: +41 41 709 3000

With a copy to (which shall not constitute notice):

Davies Ward Phillips & Vineberg LLP

44th Floor 1 First Canadian Place

Toronto, ON M5M 1B1

Attn: Kenneth G. Klassen

Fax:  (416) 863-0871

Section 18.      Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

Section 19.      Jurisdiction. The Pledgor hereby agrees that all actions or proceedings arising directly or indirectly from or in connection with this Agreement shall be litigated only in the Supreme Court of the State of New York or the United States District Court for the Southern District of New York located in New York County, New York. The Pledgor consents to the jurisdiction and venue of the foregoing courts and waives any objection in which it may have to the laying of venue of any such action or proceeding; and consents that any process or notice of motion or other application to either of said courts or a judge thereof may be served inside or outside the State of New York or the Southern District of New York by registered mail, return receipt requested, directed to the party being served at its address set forth in this Agreement (and service so made shall be deemed complete five (5) days after the same has been posted as aforesaid) or by personal service or in such other manner as may be permissible under the rules of said courts.

PLEDGOR DOES HEREBY DESIGNATE AND APPOINT CSC CORPORATION AT, NEW YORK, NEW YORK ______, ATTENTION:_____________, AS ITS AUTHORIZED AGENT TO ACCEPT AND ACKNOWLEDGE ON ITS BEHALF SERVICE OF ANY AND ALL PROCESS WHICH MAY BE SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING IN ANY FEDERAL OR STATE COURT IN NEW YORK, NEW YORK, AND AGREES THAT SERVICE OF PROCESS UPON SAID AGENT AT SAID ADDRESS AND WRITTEN NOTICE OF SAID SERVICE OF PLEDGOR MAILED OR DELIVERED TO PLEDGOR IN THE MANNER PROVIDED HEREIN SHALL BE DEEMED IN EVERY RESPECT EFFECTIVE SERVICE OF PROCESS UPON PLEDGOR (UNLESS LOCAL LAW REQUIRES ANOTHER METHOD OF SERVICE), IN ANY SUCH SUIT, ACTION OR PROCEEDING IN THE STATE OF NEW YORK. PLEDGOR (i) SHALL GIVE PROMPT NOTICE TO LENDER OF ANY CHANGED ADDRESS OF ITS AUTHORIZED AGENT HEREUNDER, (ii) MAY AT ANY TIME AND FROM TIME TO TIME DESIGNATE A SUBSTITUTE AUTHORIZED AGENT WITH AN OFFICE IN NEW YORK, NEW YORK (WHICH OFFICE SHALL BE DESIGNATED AS THE ADDRESS FOR SERVICE OF PROCESS), AND (iii) SHALL PROMPTLY DESIGNATE SUCH A SUBSTITUTE IF ITS AUTHORIZED AGENT CEASES TO HAVE AN OFFICE IN NEW YORK, NEW YORK OR IS DISSOLVED WITHOUT LEAVING A SUCCESSOR.

Section 20.      Waiver of Jury Trial. PLEDGOR HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY AGREEMENT, INSTRUMENT OR DOCUMENT EXECUTED AND DELIVERED IN CONNECTION HEREWITH.

Section 21.      Severability. The provisions of this Agreement are intended to be severable. If any such provision is held invalid or unenforceable in whole or in part in any jurisdiction, such provision shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without in any manner affecting the validity or enforceability thereof in any other jurisdiction or the remaining provisions hereof in any jurisdiction.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, Pledgor has executed and delivered this Agreement as of the date first above written.

PLEDGOR:

POLY MET MINING CORP.

By: _______________________________

Name:

Title:

SCHEDULE A TO PLEDGE AGREEMENT

COMPANY	PERCENTAGE	CERTIFICATE NUMBER	NUMBER OF SHARES	CLASS OF SHARES
Poly Met Mining, Inc. (formerly Fleck Resources U.S., Inc.)	100	1	1,000	Common

EXHIBIT K-1

FARRIS

25th Floor
700 W Georgia St
Vancouver, BC
Canada V7Y 1B3
Tel 604 684 9151
Fax 604 661 9349
www.farris.com

October 31, 2008

Glencore AG
Baarermattstrasse 3
CH-6341 Baar, Switzerland

Dear Sirs/Mesdames:

Re: PolyMet Mining Corp. – Financing by Glencore AG

We have acted as counsel to PolyMet Mining Corp. a British Columbia company (the "**Company**") in connection with the issue today by Poly Met Mining, Inc., a Minnesota corporation (the "**Subsidiary**") to Glencore AG, a body corporate under the laws of Switzerland (the "**Purchaser**") of a floating rate secured debenture of the Subsidiary due September 30, 2011 in the original principal amount of US$7,500,000 (the "**Debenture**") pursuant to a purchase agreement (the "**Purchase Agreement**") dated as of October 31, 2008, by and among the Company, the Subsidiary and the Purchaser.

Pursuant to the Purchase Agreement, (i) the Subsidiary has today issued to the Purchaser, inter alia, the Debenture, and (ii) the Company has executed and delivered today to the Purchaser: (a) a guarantee (the "**Company Guarantee**") of the obligations of the Company under the Debenture and under further debentures to be issued by the Subsidiary to the Purchaser in the aggregate original principal amount of up to US$42,500,000 upon the fulfilment or waiver by the Purchaser for the issue of each debenture of certain conditions contained in the Purchase Agreement, and under certain other documents; (b) a general security agreement (the "**GSA**"); (c) a pledge (the "**Pledge**") of the shares of the Subsidiary; (d) a warrant of the Company (the "**Exchange Warrant**") to purchase up to an aggregate number of common shares of the Company (the "**Common Shares**") determined by dividing the Principal Amount (the "**Principal Amount**" as defined in the Exchange Warrant) by US$4.00, subject to adjustment as provided for in the Exchange Warrant; (e) a warrant of the Company to purchase up to an aggregate of 6,250,000 Common Shares (the "**Purchase Warrant**" and, together with the Exchange Warrant, the "**Warrants**"); and (f) a Registration Rights Agreement by and between the Company and the Purchaser (the "**Registration Rights Agreement**"). The Purchase Agreement together with the documents referred to in sub-clause (ii) of this paragraph are referred to collectively as the "**Company Transaction Documents**".

FARRIS, VAUGHAN, WILLS & MURPHY LLP
Barristers & Solicitors

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October 31, 2008 - 2 - FARRIS

This opinion letter is being delivered to you pursuant to section 4.2(m) of the Purchase Agreement. Capitalized terms used but not defined herein have the meanings given to such terms respectively in the Purchase Agreement.

We have also examined such statutes, public and corporate records, documents and considered such matters of law as in our judgment are necessary or appropriate to enable us to render the opinions expressed below. As to certain factual matters, we have relied upon a certificate of an officer of the Company dated October 31, 2008, a copy of which has been delivered to you, and have not sought to verify independently such matters. We have also relied upon and not sought to verify independently the representations and warranties as to factual matters contained in and made pursuant to sections 6.6, 6.7 and 6.8 of the Purchase Agreement by the parties thereto.

In rendering this opinion, we have assumed (i) the genuineness and authenticity of all signatures, (ii) the authenticity of all documents submitted to us as originals, (iii) the conformity to originals of all documents submitted to us as copies or facsimiles, and (iv) the accuracy, completeness and authenticity of certificates of public officials.

Whenever our opinion herein with respect to the existence or absence of facts or circumstances is qualified by the expression "to our knowledge" or "of which we are aware" or words to like effect, it is based solely on (i) the actual knowledge of our current partners and associate lawyers directly involved in, and obtained during the course of, representing the Company in connection with the matters contemplated by the Company Transaction Documents, and (ii) a review of the certificate of an officer of the Company dated October 31, 2008, a copy of which has been delivered to you.

We are qualified to practise law in British Columbia. Our opinion has been sought in respect to the laws of such jurisdiction and the federal laws of Canada applicable therein. We express no opinion with respect to the laws of any other jurisdiction. In particular, to the extent that the laws of British Columbia or the federal laws of Canada applicable therein would require the application of the laws of any other jurisdiction, no opinion is expressed as to the laws of such other jurisdiction.

In expressing the opinion in paragraph 1, we have relied exclusively upon a Certificate of Good Standing dated October 30, 2008 by the British Columbia Registrar of Companies, a copy of which has been delivered to you, and we have assumed such certificate continues to be accurate on the date hereof.

In expressing the opinion in paragraph 2, we have relied exclusively upon a letter dated October 30, 2008 and provided to us by Computershare Investor Services Inc., acting in its capacity as registrar and transfer agent to the Company, a copy of which has been delivered to you.

In expressing the opinion in paragraph 10, we have relied exclusively upon the Form 11 – Notice of Private Placement filed with the Toronto Stock Exchange (the "**TSX**") on October 27, 2008

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October 31, 2008 - 3 - FARRIS

and the conditional approval of the TSX dated October 29, 2008 set forth in its letter of October 29, 2008, a copy of which has been delivered to you.

In expressing the opinion in paragraph 14, we have reviewed and relied upon the final mutual reliance review system decision document (the "**Receipt**") dated April 28, 2000 issued by the British Columbia Securities Commission ("**BCSC**") which evidences a receipt of the BCSC for an amended long form prospectus dated April 28, 2000 of the Company and the issuers in default report dated October 29, 2008 ("**Issuers in Default List**") prepared by the BCSC. We have assumed that the BCSC has not, at any time since the issuance of the Receipt, ordered under section 88 of the *Securities Act* (British Columbia) that the Company has ceased to be a reporting issuer.

We understand that the assumptions, qualifications and reliances expressed in the preceding paragraphs are satisfactory to you.

Based upon and relying on the foregoing, and subject to the qualifications set forth below, we are of the opinion that:

Opinions

1. The Company exists as a company under the *Business Corporations Act* (British Columbia), and is, with respect to the filing of annual reports, in good standing with the Office of the Registrar of Companies for the Province of British Columbia.

2. The authorized capital of the Company consists of an unlimited number of Common Shares of which 137,253,875 Common Shares are issued and outstanding.

3. The Company has the necessary corporate power and authority to carry on its business as conducted by it, as set out in the Company's Annual Report on Form 20-F (the "**Annual Report**") for the fiscal year ended January 31, 2008, as amended, and to own, lease and operate its property and assets as set out in such Annual Report.

4. The Company has the necessary corporate power and capacity, and has taken all necessary corporate action, to authorize the execution and delivery of each Company Transaction Document, and to perform its obligations thereunder.

5. Each Company Transaction Document has been duly authorized, executed and delivered by the Company.

6. The choice of the laws of the State of New York (the "Governing Law") to govern the Company Transaction Documents will be recognized and given effect by a British Columbia court (a "BC Court") in any proceedings that are properly brought in the BC Court to enforce the Company Transaction Documents, provided that:

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(a) the choice of the Governing Law is *bona fide* and was not made with a view to avoid the consequences of the law of any other jurisdiction;

(b) the choice of the Governing Law is not contrary to public policy ("Public Policy") under the laws of British Columbia and the laws of Canada applicable in British Columbia ("British Columbia Law"); and

(c) the BC Court has discretion to decline to hear such action if it is contrary to Public Policy for it to do so, or if it is not the proper forum to hear such action, or if concurrent proceedings are being brought elsewhere;

and in any such proceedings the BC Court will apply the Governing Law if specifically pleaded and proved in the BC Court except that:

(d) the BC Court may decline to give effect to any Governing Law if to do so would be contrary to Public Policy;

(e) on matters governing procedure before the BC Court British Columbia Law will be applied;

(f) the BC Court will not apply Governing Law which it characterizes as revenue, expropriatory, penal or similar laws; and

(g) the law governing the validity, perfection and effect of perfection or non-perfection of any security interest in personal property of the type which is subject to the *Personal Property Security Act* (British Columbia) will be determined in accordance with the conflict of law provisions of that Act and a British Columbia court may apply the provisions of the *Personal Property Security Act* (British Columbia) to the enforcement of the security interests created under the GSA and the Pledge; and

7. A final and conclusive judgment *in personam* in an action with respect to the enforcement of the Company Transaction Documents for a sum certain granted (a "Foreign Judgment") by a court in the Supreme Court of the State of New York or the United States District Court for the Southern District of New York located in New York County, New York (the "Foreign Court") that is subsisting and unsatisfied and has not been stayed is enforceable in a BC Court by an action on such Foreign Judgment for the amount due under such Foreign Judgment:

(a) if such Foreign Judgment is obtained after valid service of process on the Company in accordance with the laws (the "Foreign Law") of the Foreign Jurisdiction;

(b) if the Foreign Court acted within its jurisdiction under the Foreign Law;

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(c) if such Foreign Judgment is not impeachable as void or voidable or otherwise ineffective under the Foreign Law;

(d) if such Foreign Judgment was not obtained by fraud or any manner contrary to the rules of natural justice and the enforcement thereof would not be inconsistent with Public Policy;

(e) if the enforcement of such Foreign Judgment in British Columbia does not constitute, directly or indirectly against the Company, the enforcement of laws characterized by a BC Court as being a revenue, expropriatory, penal or similar law;

(f) if no new admissible evidence relevant to the action which is the subject matter of such Foreign Judgment and which the Company could not have ascertained is discovered or arises prior to the enforcement of such Foreign Judgment by the BC Court;

(g) if the action to enforce such Foreign Judgment is commenced and maintained in accordance with the procedural requirements of British Columbia law;

(h) if the action to enforce such Foreign Judgment is commenced against the Company within the applicable limitation periods under British Columbia law; and

(i) if no order affecting such Foreign Judgment has been made by the Attorney General of Canada under the *Foreign Extra-Territorial Measures Act* (Canada);

(j) if such Foreign Judgment was obtained by default:

  (i) there was no manifest error going to the root of such Foreign Judgment; and

  (ii) there is a real and substantial connection between the jurisdiction of the Foreign Court and the subject matter of the proceeding in which such Foreign Judgment was pronounced;

provided that the BC Court may stay the action because an appeal is pending or the time for appeal has not expired.

8. The Common Shares issuable to the Purchaser upon exercise of the Warrants have been duly reserved for issuance, and when issued in accordance with the terms of the Exchange Warrant or the Purchase Warrant, as the case may be, will be validly issued as fully paid and non-assessable shares in the capital of the Company.

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9. Neither the execution, nor the delivery, nor the performance by the Company of any Company Transaction Document conflicts with or will conflict with, effects or will effect a breach, or constitutes or will constitute a default under, any of the terms, conditions or provisions of the notice of articles or articles of the Company or any agreement or other instrument of which we are aware and to which the Company is a party or has the benefit of, or any judgment, writ, injunction, decree, order, award or ruling of any Court of the Province of British Columbia, arbitrator or governmental authority of Canada or the Province of British Columbia of which we are aware and to which the Company is subject.

10. The TSX has approved the listing of the Common Shares to be issued upon the exercise of the Warrants, subject to the terms and conditions specified in the letter from the TSX to us dated October 29, 2008.

11. The offering, issuance, sale and delivery of the Warrants by the Company to the Purchaser is exempt today from the prospectus requirements of the Province of British Columbia, and no other document is required to be filed, no proceeding is required to be taken, and no approval, permit, consent, order or authorization of any regulatory authority of the Province of British Columbia is required to be obtained under the securities laws of the Province of British Columbia to permit the offering, issuance, sale and delivery of the Warrants by the Company, other than the execution and filing with the BCSC, by or on behalf of the Company, within 10 days from the date hereof, of a report in Form 45-106F1 as prescribed by National Instrument 45-106, together with payment of the prescribed filing fee and a duly completed checklist form.

12. No filing, proceeding, approval, consent or authorization under the securities laws of the Province of British Columbia will be required to permit the exercise of the Warrants.

13. The first trade of the Common Shares issued upon the exercise of a Warrant by the Purchaser in British Columbia will not be deemed to be a distribution and will not be subject to the prospectus requirements under the securities laws of British Columbia, provided that:

(i) the Company is and has been a reporting issuer in a jurisdiction in Canada for four months, or longer, immediately preceding the first trade;

(ii) at least four months have elapsed from the "distribution date", as that term is defined in National Instrument 45-102 – *Resale of Securities* (**"NI 45-102"**), of the Warrants;

(iii) the certificate representing the Common Shares issuable to the Purchaser upon exercise of the Warrants carries the legend, or an ownership statement issued under a direct registration system or other electronic

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book-entry system acceptable to the regulator, bearing a legend restriction notation, prescribed by section 2.5(2)(3).(a) of NI 45-102; and

(iv) at the time of such first trade:

(a) such first trade is not a "control distribution" as that term is defined in section 1.1 of NI 45-102,

(b) no unusual effort is made to prepare the market or to create a demand for such Common Shares issuable to the Purchaser upon exercise of a Warrant,

(c) no extraordinary commission or consideration is paid to a person or company in respect of such trade, and

(d) if the Purchaser is an insider of the Company, the Purchaser has no reasonable grounds to believe that the Company is in default of securities legislation.

14. The Company is a "reporting issuer" under the *Securities Act* (British Columbia) and is not included in the Issuers in Default List maintained by the BCSC.

Qualifications

1. The opinions expressed in paragraphs 11 and 12 above, with respect to trades of the Common Shares issued upon the exercise of a Warrant, are subject to the following qualifications:

   a) Such trade or trades is not part of a transaction or series of transactions involving further purchases and sales in the course of or incidental to a distribution (within the meaning of the securities laws of British Columbia).

   b) There is not in effect, at the time of such trade or trades, a cease trade or other restraining order, ruling or decision of a court or regulatory or administrative body that restricts any trades in such Common Shares or affects any person who engages or proposes to engage in such a trade.

2. The opinion expressed in paragraph 7 above, with respect to the enforceability in a BC Court of a Foreign Judgement by an action on such Foreign Judgment for the amount due under such Foreign Judgment, is subject to:

   a) general principles of equity, including, without limitation, the availability of defences such as laches, waiver or estoppel and the power of the BC Court to stay proceedings and execution of judgments;

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b) bankruptcy, insolvency, reorganization, arrangement, moratorium and other similar laws relating to or affecting the rights of creditors generally; and

c) the qualification that a judgment of a BC Court will be given only in Canadian Dollars.

This opinion is intended for the sole benefit of the addressees and may not be made available to or relied upon by any other person, firm or entity without our prior written consent. This opinion is limited to the matters expressly set forth in this letter, and no opinion has been implied, or may be inferred, beyond the matters expressly stated. This opinion speaks only as to law and facts in effect or existing as of the date hereof and we undertake no obligation or responsibility to update or supplement this opinion to reflect any facts or circumstances that may hereafter come to our attention or any changes in any law that may hereafter occur.

Yours truly,

Farris, Vaughan, Wills & Murphy LLP

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EXHIBIT K-2

ANDRESEN & BUTTERWORTH, P.A.

ATTORNEYS AT LAW

306 W. SUPERIOR STREET, SUITE 1000

DULUTH, MINNESOTA 55802

CHARLES H. ANDRESEN*

SANDRA E. BUTTERWORTH

KIMBERLY J. MAK

ELISA THIEL BEYER

TELEPHONE (218) 722-1411

FACSIMILE (218) 720-6817

*REAL PROPERTY SPECIALIST
CERTIFIED BY THE MINNESOTA
STATE BAR ASSOCIATION

31 October 2008

Glencore AG
Baarermattstrasse 3
CH-6341 Baar, Switzerland

RE: Poly Met Mining, Inc., a Minnesota Corporation

Ladies and Gentlemen:

We have acted as local counsel to Poly Met Mining, Inc. (the "Mortgagor") in the State of Minnesota (the "State") in connection with the granting by Mortgagor of certain security interests in real and personal property located in the State to Glencore AG (the "Lender"). This Opinion Letter is given at your request pursuant to the terms of that certain purchase agreement dated October 31, 2008 by and between PolyMet Mining Corp. (the "Company"), the Mortgagor and the Lender (the "Agreement"), whereby certain warrants were sold by the Company to the Lender and a floating rate secured debenture due September 30, 2011 (the "Tranche A Debenture") was sold by the Mortgagor to the Lender. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Agreement.

In connection with the preparation of this opinion, we have examined only the following documents:

(i) the Agreement;

(ii) the Tranche A Debenture;

(iii) the Marketing Agreement;

(iv) the Copper Offtake Agreement;

(v) the Nickel Offtake Agreement;

(vi) the Security Agreement to which the Mortgagor is a party;

(vii) the Erie Plant Mortgage; and

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(viii) Uniform Commercial Code Financing Statement (the "Financing Statement") naming the Mortgagor as debtor, and the Lender as secured party to be filed in the State.

The Agreement, the Tranche A. Debenture, the Marketing Agreement, the Copper Offtake Agreement, the Nickel Offtake Agreement, and the Security Agreement to which the Mortgagor is a party, are collectively referred to as the "Transaction Documents."

The Erie Plant Mortgage and the Financing Statement are collectively referred to herein as the "Opinion Documents." The term "Minnesota UCC" as used in this opinion means Article 9 of the Uniform Commercial Code as adopted in the State as in effect on the date of this opinion.

In conducting our examination, we have assumed (with your consent) the genuineness of all signatures, the legal capacity of all individual signatories, the accuracy of all documents submitted to us as originals and the conformity to originals of all documents submitted to us as copies (whether or not certified). The Opinion Documents and the Transaction Documents are the only items reviewed by us in connection with, or covered by us, in this Opinion Letter. In addition, we have assumed (with your consent) the factual accuracy of, and without independent investigation have relied upon the factual content of, the representations, warranties and other information contained in the items we examined and upon the assumptions we have made in this Opinion Letter. Except as expressly set forth in this Opinion Letter, we have not undertaken any independent investigation, examination or inquiry to confirm or determine the existence or absence of any facts or examined or reviewed any communication, instrument, agreement, document, court file, public record or other item.

We have represented the Mortgagor in connection with the transactions contemplated by the Opinion Documents, and in connection with other matters referred to us by the Mortgagor from time to time, but we do not represent the Mortgagor in connection with all matters in which they seek legal advice or representation and we are not privy to all of the details pertaining to the operations and business affairs of the Mortgagor. Thus, certain of the opinions set forth below are given "to our knowledge." Whenever used in this Opinion Letter, the phrases "to our knowledge" or similar words shall refer to the actual knowledge of the attorneys of Andresen & Butterworth, P.A. actively involved in the representation of the Mortgagor in this transaction, without independent investigation.

We express no opinion respecting any Opinion Document or any Transaction Document, or any right, power, privilege, remedy or interest intended to be created thereunder, insofar as: (a) any of the rights, powers, privileges, remedies and interests of a party thereunder may be limited (i) by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization or other similar laws affecting any rights, powers, privileges,

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remedies and interests of creditors generally, (ii) by rules or principles of equity affecting the enforcement of obligations generally, whether at law, in equity or otherwise, or (iii) by the exercise of the discretionary powers of any court or other authority before which may be brought any proceeding seeking equitable or other remedies, including (without limitation) specific performance, injunctive relief and indemnification and contribution; (b) the rights, powers, privileges, remedies and interests of any party under any Opinion Document or Transaction Document or applicable law may be exercised or otherwise enforced in bad faith or a commercially unreasonable manner; (c) any term or provision of any Opinion Document or Transaction Document purportedly permits a person to exercise or otherwise enforce powers and privileges and pursue rights and remedies in a manner impermissible under or otherwise inconsistent with applicable laws or public policy from time to time in effect, including (without limitation) agreements to agree, for indemnification and contribution, penalties and waivers; and (d) any indemnification and contribution provisions may be limited under federal and state securities laws and public policy.

We have not examined any property (whether personalty or realty, and whether tangible or intangible) of the Mortgagor or any other person, or any title to any such property, or any books, files or other records of any person pertaining thereto, but advise you that such examinations could disclose invoices, bills of sale and other documents and other information that may evidence or otherwise pertain to the purchase, ownership or disposition of such property. Instead, we have assumed that all relevant property exists, is located where represented and conforms to the descriptions in the Opinion Documents, and is freely collaterally assignable by the terms thereof or by virtue of applicable law; and that the grantor has "rights" (within the meaning of Minnesota Statutes Section 336.9-203) to such property.

To the extent our opinions below relate to the creation, legality, validity, binding effect, enforceability, or perfection of any security interest or other lien, or of any Opinion Document insofar as it pertains to any security interest or other lien, our opinions are limited solely to: (a) the security interests granted under the Opinion Documents by the Mortgagor in the personal property described therein and the real property located in the State, but only to the extent such security interests are governed by Minnesota law and are perfected under Minnesota law (collectively the "UCC Collateral"); and (b) Proceeds (as defined below), as and to the extent provided below (together with the UCC Collateral, collectively, the "Collateral").

To the extent the security interests described in the Opinion Documents consist of proceeds, our opinions are limited to "proceeds" (as defined in Minnesota Statutes Section '336.9-102(a)(64)) from UCC Collateral, but only insofar as the security interests in such proceeds are governed by the Minnesota UCC and are either (i) identifiable cash proceeds in which the Lender has permanently perfected its security interest by possession within

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the applicable period of temporary perfection, if any, or (ii) non-cash proceeds that are perfected by virtue of the filing of the Financing Statement without any further step (collectively, "Proceeds").

Please also note there are various provisions of applicable law under which security interests and other liens in any collateral in the future may lapse or otherwise become or be held unenforceable or junior to other security interests (through the action of a collateral grantor or secured party, the operation of applicable law or otherwise).

We have assumed (with your consent) that: (a) there has not been any mutual mistake of fact or misunderstanding, fraud, duress or undue influence, and the conduct of the parties to the Opinion Documents or any Transaction Documents has complied with any requirement of good faith, fair dealing and conscionability; (b) there are no oral or written agreements or understandings among the parties not known to us, and there is no usage of trade or course of prior dealing among the parties not known to us, that would in any case define, supplement or qualify the terms or provisions of the Opinion Documents or any Transaction Documents; and (c) no party (other than the Mortgagor or the Company) will in the future take any action (including a decision not to act) that (i) is prohibited under any Opinion Document or any Transaction Document or applicable law, or (ii) may be permitted, but not required, under any Opinion Document or any Transaction Document if such action would result in any violation of applicable law or constitute any violation or default under any other Opinion Document or any Transaction Document.

We express no opinion with respect to: title to or use of any property; the applicable laws of any county, town, municipality or other local or special political subdivision; the relative priority of any security interest or other lien or encumbrance; or, except as noted in paragraph 3 below, the creation, legality, validity, binding effect, enforceability, perfection or priority of any security interest or other lien or encumbrance purported to be created under any Opinion Document or the absence of any security interests or other liens or encumbrances. We express no opinion as to any Transaction Documents except as noted in paragraph 2 below.

Additionally, for the purposes of the opinion we render in paragraph 3 below, we have also assumed (with your consent) that the Tranche A Debenture is enforceable.

Our opinions are limited to the date hereof. We do not undertake to advise you of any facts or circumstances or changes of laws, rules, regulations or interpretations occurring or coming to our attention subsequent to the date hereof that might affect the opinions rendered herein, which are rendered as of the date hereof. Without limiting the generality of the foregoing, please note that whenever any opinion in this Opinion Letter refers to or includes the performance of any obligation or the issuance of any instrument or certificate after the date hereof, it is based on our assumption that (a) all relevant facts and

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refers to or includes the performance of any obligation or the issuance of any instrument or certificate after the date hereof, it is based on our assumption that (a) all relevant facts and circumstances after the date hereof will be the same at such future time as we believe them to be on the date hereof, (b) each party will have taken all future or further actions necessary or appropriate to accomplish such performance and issuance, (c) no relevant liens, filings, approvals, permits or similar items will have expired or otherwise adversely changed, and (d) no changes will have occurred in any of the Opinion Documents and Transaction Documents, other relevant documents, applicable law, rules, regulations or interpretations, trade usage or course of dealings.

Finally, we are counsel admitted to practice in the State, and we express no opinion (i) as to the applicable laws of any jurisdiction other than those of the State and the United States of America, and (ii) as to the applicable laws of any county, town, municipality or other local or special political subdivision.

Based upon and subject to the qualifications, exceptions, assumptions, limitations, definitions, exclusions and other matters described in this Opinion Letter, we are of the opinion that:

1. Mortgagor is a corporation duly incorporated, validly existing and in good standing under the laws of the State, and has all corporate power and authority to conduct its business as it is presently conducted and to enter into and perform its obligations under each of the Opinion Documents.

2. Each of the Opinion Documents and Transaction Documents has been duly authorized, executed and delivered.

3. The Erie Plant Mortgage constitutes a legal, valid and binding obligation of Mortgagor, enforceable against Mortgagor in accordance with its terms.

4. The execution, delivery, filing or recording, as applicable, and performance by Mortgagor of the Opinion Documents (i) will not violate any existing law, governmental rule or regulation of the State and (ii) do not require any license, permit, authorization, consent or other approval of, any exemption by, or any registration, recording or filing with any court, administrative agency or other governmental authority of the State.

5. The Opinion Documents provide Lender with the remedies customarily provided to mortgagees in mortgages covering real property and fixtures located in the State.

6. The Erie Plant Mortgage is in proper form under applicable laws of the State for recording in the office of the Registrar of Titles, St. Louis County, Minnesota (the

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"Recording Office") in order to create a lien on the real property described therein. Upon recording of the Erie Plant Mortgage in the Recording Office, the Erie Plant Mortgage will impart constructive notice to third parties of the contents of the Erie Plant Mortgage as to such lien.

7. The Erie Plant Mortgage is effective as a financing statement under the Minnesota UCC filed as a fixture filing with respect to the fixtures described therein. Upon the recording of the Erie Plant Mortgage in the Recording Office, the security interest in such fixtures granted by the Erie Plant Mortgage will be a perfected security interest, and no other filings, registrations, or recordings in the State will be necessary to perfect such security interest in such fixtures.

8. The Financing Statement is in proper form to be filed in the Office of the Secretary of State of the State (the "UCC Office"). When the Financing Statement is filed in the UCC Office, Lender will have a perfected security interest in the Collateral described in the Financing Statements to the extent that the Collateral consists of UCC Collateral that can be perfected by filing.

9. The Lender is not required to be qualified to do business, file any designation for service of process or file any reports or pay any taxes in the State, by reason of the execution and delivery or filing or recording, as applicable, of the Opinion Documents. If it were determined that such qualification and filing were required, the validity of the Opinion Documents would not be affected thereby, but if the Lender were not qualified it would be precluded from enforcing its rights in the courts of the State until such time as it is admitted to transact business in the State. However, the lack of qualification would not result in any waiver of rights or remedies pending such qualification.

10. The laws of the State would permit a certified copy of a judgment, decree or order of a court of the State of New York to be filed in the office of the court administrator of a district court in this State with the same effect, and subject to the same procedures, defenses and proceedings for reopening, vacating, or staying as a judgment of a district court or the supreme court of the State (a "Domestic Judgment") and to be enforced or satisfied in like manner as a Domestic Judgment.

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This Opinion Letter is intended solely for the information of the Lender and no one else is entitled to rely upon it. In any event, no part of this Opinion Letter may be incorporated, quoted or otherwise referred to in any other document or communication or filed with or otherwise furnished to any governmental authority or other person without our prior written consent.

Respectfully submitted,

Charles H. Andresen

CHA/jlr

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EXHIBIT K-3

Form of Opinion of Troutman Sanders, LLP

1.        Assuming the continued accuracy and completeness of the representations, warranties and covenants of the Company, the Issuer and the Purchaser contained in the Transaction Documents at the time of issuance of the relevant securities, and in the case of the Common Shares issuable pursuant to the Exchange Warrant (the “Exchange Warrant Shares”), that the Exchange Warrant Shares are issued by the Company in exchange for all or a portion of the principal amount of the Tranche A Debenture with the holders of the Tranche A Debenture exclusively where no commission or other remuneration is paid or given, directly or indirectly, for soliciting such exchange, all within the meaning of Section 3(a)(9) of the 1933 Act, the Company’s offer, sale and issuance of the Warrants, the Exchange Warrant Shares to the Purchaser upon exchange of all or a portion of the principal amount of the Tranche A Debenture and the Purchase Warrant Shares upon exercise of the Purchase Warrants, and the Issuer’s offer, sale and issuance of the Tranche A Debenture, in the manner contemplated by the Transaction Documents, will be exempt from the registration requirements of the 1933 Act.

2.         (a) The execution, delivery and performance by each of the Company and the Issuer of the Transaction Documents to which it is a party and (b) the issuance, sale and delivery of the Tranche A Debenture and the Warrants to the Purchaser, each pursuant to the Transaction Documents, do not breach, conflict with or result in a violation of any current provision of law, rule or regulation of the State of New York applicable to the Company or the Issuer; provided, however, the foregoing opinions insofar as they relate to the performance of the Warrants, assume the continued accuracy and completeness of the representations, warranties and covenants of the Company, the Issuer and the Purchaser contained in the Transaction Documents at the time of issuance of the relevant securities.

3.         Each of the Opinion Documents constitutes a valid and binding obligation of the Company and the Issuer, enforceable against each of the Company and the Issuer in accordance with its respective terms.

4.         Except as may be required under the 1933 Act and the rules and regulations of the SEC thereunder, the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder, and applicable state securities or blue sky laws, and

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except for filings which are necessary for the perfection of the security interests granted under the Opinion Documents, and such other filings, authorization or approvals as are specifically contemplated by the Opinion Documents, no authorizations or approvals of, and no filings with, any United States federal or New York state governmental authority or agency are necessary for the execution, delivery and performance by the Issuer and the Company of the Opinion Documents.

5.         Each of the Issuer and the Company is not an “investment company” or a company “controlled by” an “investment company” as such terms are defined in the Investment Company Act of 1940, as amended.

6.         The Security Documents create in favor of Purchaser a valid and enforceable security interest in the entire right, title and interest of the Company and the Issuer to the Collateral described therein.

7.         The UCC Financing Statements are in proper form for filing under the UCC in the filing offices described therein. Upon the due filing of such UCC Financing Statements in the appropriate filing offices, the security interests granted to Purchaser pursuant to the Security Documents in and to such Collateral (excluding investment property) will be perfected, in each case to the extent that such Collateral consists of UCC Collateral that can be perfected by filing.

8.         Upon delivery of that portion of the Collateral consisting of certificates evidencing the shares of capital stock of the Issuer (the “Pledged Shares”) pledged to the Purchaser in, and while located in, the State of New York, pursuant to the Security Documents, indorsed to the Purchaser or in blank, in each case, by an effective endorsement, or accompanied by undated stock powers with respect thereto duly indorsed in blank by an effective endorsement, the security interest in favor of the Purchaser in the Pledged Shares will be perfected.

9.         Assuming that the Purchaser has no notice of any adverse claim to the Pledged Shares and that the security interest in the Pledged Shares is perfected as set forth in paragraph 8 above, the Purchaser will acquire such security interest in the Pledged Shares free of adverse claims.

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